As filed with the Securities and Exchange Commission on May 26, 2020

Registration No. 333-238146

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PLIANT THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	47-4272481
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

260 Littlefield Avenue

South San Francisco, CA 94080

(650) 481-6770

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Bernard Coulie, M.D., Ph.D.

President and Chief Executive Officer

Pliant Therapeutics, Inc.

260 Littlefield Avenue

South San Francisco, CA 94080

(650) 481-6770

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sam Zucker Deepa M. Rich James Xu Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Keith Cummings, M.D. Chief Financial Officer Pliant Therapeutics, Inc. 260 Littlefield Avenue South San Francisco, CA 94080 (650) 481-6770	Kristin VanderPas Sean Clayton David Peinsipp Charles S. Kim Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Stock, par value $0.0001 per share	6,900,000	$16.00	$110,400,000.00	$14,329.92

(1)	Includes 900,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of 900,000 shares that the underwriters have the option to purchase.
(4)	Calculated pursuant to Rule 457(a) under the Securities Act of 1933 as amended. $11,196 of this registration fee was previously paid by the Registrant in connection with the filing of its Registration Statement on Form S-1 on May 11, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2020

PRELIMINARY PROSPECTUS

6,000,000 Shares

Pliant Therapeutics, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling 6,000,000 shares of common stock. Prior to this offering there has been no public market for our shares. We currently expect the initial public offering price to be between $14.00 and $16.00 per share of common stock.

We have granted the underwriters an option to purchase up to 900,000 additional shares of common stock. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “PLRX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Pliant Therapeutics, Inc. (before expenses)	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

Novartis Institutes for Biomedical Research, Inc., or Novartis, our strategic partner and one of our existing stockholders has agreed to purchase $10.0 million in shares of our common stock at the initial public offering price per share, in a private placement transaction that would close concurrently with, and be contingent and conditioned upon consummation of, this offering. The sale of such shares to Novartis will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to certain restrictions on transfer pursuant to applicable securities laws and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering. The closing of this offering is not conditioned upon the closing of the proposed concurrent private placement. The underwriters will not receive any fees in connection with the sale of shares to Novartis in the proposed concurrent private placement.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2020 through book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Cowen	Piper Sandler

Lead Manager

Needham & Company

                    , 2020

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise stated, all references to “us,” “our,” “Pliant,” “we,” the “Company” and similar designations refer to Pliant Therapeutics, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on discovering and developing novel therapies for the treatment of fibrosis. Our initial focus is on treating fibrosis by inhibiting integrin-mediated activation of TGF-ß. We have applied our deep understanding of fibrosis biology, along with our medicinal chemistry and translational medicine expertise to develop a set of proprietary tools designed to discover and de-risk product candidates quickly and efficiently. Our wholly-owned lead product candidate, PLN-74809, is an oral small-molecule dual selective inhibitor of avß6 and avß1 integrins that we are developing for the treatment of idiopathic pulmonary fibrosis, or IPF, and primary sclerosing cholangitis, or PSC. We have completed a Phase 1a SAD/MAD trial and a Phase 1b proof-of-mechanism trial of PLN-74809 in IPF and are recruiting two Phase 2a trials in IPF. We submitted an investigational new drug application, or IND, for PLN-74809 for the treatment of PSC in March of 2020, and plan to initiate a Phase 2a PSC trial in the second half of 2020, when it is feasible to do so in light of the COVID-19 pandemic. Our second product candidate, PLN-1474, is a small-molecule selective inhibitor of avß1 for the treatment of liver fibrosis associated with NASH, which we have partnered with Novartis. PLN-1474 is currently undergoing a Phase 1 trial with top-line data expected by the end of 2020, subject to the impact of the COVID-19 pandemic. In addition to our clinical programs, we currently have preclinical integrin-based programs targeting oncology and muscular dystrophies.

Fibrosis Background

Fibrosis refers to excessive scarring, often resulting from aberrant tissue repair processes. Fibrosis occurs when normal tissue repair pathways become dysregulated, causing excessive collagen deposition in the affected organs and ultimately impairing their physiological function. Fibrosis occurs in many organ systems throughout the body including the lungs, liver, kidneys, gastrointestinal tract, skin and muscles. While the exact pathologies for diseases in these organs vary, the development of fibrosis involves many common cell types and biochemical pathways including the transforming growth factor beta, or TGF-ß, signaling pathway.

TGF-ß and Integrins in Fibrosis

TGF-ß signaling is the central pathway by which fibrosis occurs. TGF-ß is a signaling molecule that is secreted by cells as an inactive complex and stored in the extra-cellular matrix. In healthy tissue, TGF-ß is transiently activated in response to tissue injury, resulting in collagen production and, ultimately, healing of the tissue. In fibrosis, however, TGF-ß becomes continuously activated, leading to excess collagen production, sometimes even in the absence of the initial tissue injury, which leads to thickening and stiffening of tissues.

There have been a number of prior approaches to treating fibrosis through TGF-ß inhibition, including through antibodies to TGF-ß and its receptor. However, systemic blockade of TGF-ß signaling has shown significant toxicity due to effects on TGF-ß’s normal physiologic functions.

TGF-ß can be activated by a class of cell surface proteins known as integrins. In certain fibrotic diseases such as IPF and PSC, the integrins avß6 and avß1, which are normally expressed at very low levels, have been shown to be upregulated and to cause the continuous activation of TGF-ß. We believe that, by inhibiting fibrosis-specific TGF-ß activators such as avß6 and avß1, it may be possible to block abnormal TGF-ß activation in fibrotic tissues without affecting TGF-ß signaling in healthy tissues. Historically, integrin drug development has been hampered by the difficulty of developing integrin inhibitors that are both selective for specific integrins and bioavailable. We believe our pipeline of bioavailable, highly selective integrin inhibitors has the potential to address these challenges.

Our Pipeline

PLN-74809 in IPF and PSC

Our lead wholly-owned product candidate, PLN-74809, is an oral small-molecule, dual-selective inhibitor of avß6 and avß1 that we are advancing in IPF and PSC. IPF is the most common and severe form of progressive pulmonary fibrosis, affecting approximately 140,000 patients in the United States. The average life expectancy for patients with confirmed IPF is between three and five years. There are currently two U.S. Food and Drug Administration, or FDA, approved therapies for IPF. Both have shown modest slowing of disease progression. However, both therapies have raised significant safety and tolerability concerns. PSC is a progressive liver disorder affecting approximately 30,000 to 45,000 patients in the United States. Patients have a median survival of 10 to 12 years without intervention and carry high lifetime risk of developing gastrointestinal malignancies. There are currently no FDA-approved therapies for PSC.

While expressed at very low levels in normal tissues, avß6 and avß1 are upregulated in the pulmonary tissues of IPF patients, and in the liver tissues of PSC patients. They both serve as activators of TGF-ß, leading to increased collagen production and fibrosis in these tissues. By blocking TGF-ß activation by both avß6 and avß1, we believe PLN-74809 may slow and potentially halt the progression of fibrosis in these patient populations. PLN-74809 has been granted orphan drug designation by the FDA for both IPF and PSC.

We have completed a Phase 1a single ascending dose, or SAD, multiple ascending dose, or MAD, and food effect clinical trial involving 85 healthy volunteers in which PLN-74809 was shown to be orally bioavailable and generally well tolerated with a half-life that may support once-daily dosing.

We have also completed a Phase 1b proof-of-mechanism trial in healthy volunteers evaluating PLN-74809’s ability to inhibit TGF-ß activation as measured through pSMAD2/3 activation levels. pSMADs act as signaling molecules directly downstream from the TGF-ß receptor, and therefore pSMAD2/3 activation is used as a reliable biomarker for TGF-ß activation. In the Phase 1b trial, PLN-74809 was shown to inhibit TGF-ß activation by up to 70% in alveolar macrophages collected from healthy volunteers, in a dose- and exposure-dependent manner. Additionally, PLN-74809 was well tolerated with only mild adverse events and no drug-related adverse events.

We are recruiting two Phase 2a trials of PLN-74809 in IPF. In the first of these trials, we plan to enroll IPF patients and utilize a positron emission tomography, or PET, ligand to measure avß6 target engagement by PLN-74809 in the lungs post-treatment. The second trial is a 12-week double blind placebo-controlled trial recruiting IPF patients across up to four cohorts consisting of up to three doses of PLN-74809 and one placebo and will evaluate safety, tolerability and pharmacokinetics, or PK. We also plan to employ exploratory efficacy endpoints including Quantitative Lung Fibrosis imaging analysis, biomarkers and pulmonary function. We submitted an IND for PLN-74809 in PSC in March 2020 and plan to initiate a Phase 2a trial in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. This trial will be a 12-week double blind placebo-controlled trial recruiting PSC patients across up to four cohorts consisting of up to three doses of PLN-74809 and one placebo and will evaluate safety, tolerability and PK. We also plan to employ exploratory efficacy endpoints including biomarkers and evaluation of liver-stiffness.

PLN-1474 in F3/F4 Liver Fibrosis Associated with NASH

Our second clinical-stage product candidate, PLN-1474, is a small-molecule, selective inhibitor of avß1 in development for treatment of stage F3/F4 liver fibrosis associated with nonalcoholic steatohepatitis, or NASH. NASH is a more severe form of non-alcoholic fatty liver disease, or NAFLD. In October 2019, we entered into a license and collaboration agreement with Novartis Institutes for Biomedical Research, Inc., or Novartis, in which Novartis licensed global rights to PLN-1474.

NASH is highly prevalent, affecting approximately 16.5 million adults in the United States, including approximately 3.3 million with stage F3/F4 fibrosis. The stage of fibrosis is the strongest predictor of liver-related morbidity and all-cause mortality in NASH. Patients with F3 and F4 fibrosis carry liver-related mortality risk that is 17 times and 42 times greater, respectively, than NASH patients without fibrosis. Therefore, we believe that treating F3/F4 liver fibrosis will have an impact on liver-related morbidity and all-cause mortality in NASH. There are currently no approved therapies for NASH and the candidates in development to date have shown only modest antifibrotic effects in published clinical trials.

Pursuant to our collaboration with Novartis, Novartis will reimburse us for all development activities associated with the PLN-1474 Phase 1 trials and will be responsible for all development and commercialization activities following Phase 1 trials. In addition to PLN-1474, during the research term, Novartis will also collaborate with us on up to three separate integrin research programs. Novartis will also pay us tiered royalties, on a product-by-product basis based on annual net sales of products, at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs.

avß1 serves as an activator of TGF-ß and its expression has been shown to be upregulated in activated hepatic stellate cells and correlated with severity of liver fibrosis. By inhibiting avß1, we believe PLN-1474 could have a potent direct antifibrotic effect in advanced liver fibrosis.

We have shown through our assays of live human fibrotic liver tissue that PLN-1474 is able to decrease the expression of pro-fibrotic genes such as COL1A1, the gene associated with the production of the most abundant type of collagen produced in fibrosis. We have also shown in multiple animal models of NASH that PLN-1474 has a potent anti-fibrotic effect. Despite delays resulting from the COVID-19 pandemic, we are currently conducting a Phase 1 trial of PLN-1474 in healthy volunteers with data expected by the end of 2020.

In addition to our clinical programs, we are developing two additional preclinical integrin-based programs. The first of these is our oncology program. As TGF-ß biology has been elucidated, it has become increasingly understood in the scientific literature that TGF-ß plays an important anti-inflammatory role in the tumor micro-environment, preventing T-cell infiltration and inhibiting release of various cytokines. This mechanism is becoming increasingly recognized as a potential cause of the resistance to checkpoint inhibitors such as anti-PD-1 therapies seen in many tumors. We are targeting the TGF-ß activating integrin avß8, which is upregulated in certain tumors with the goal of sensitizing tumors to checkpoint inhibitors. This program has generated positive data in preclinical tumor models and our candidate is currently undergoing IND-enabling studies.

Our second preclinical program is an allosteric agonistic monoclonal antibody against an undisclosed integrin receptor being developed for treatment of muscular dystrophies, including Duchenne Muscular Dystrophy. The target integrin is upregulated on muscle cells across multiple muscular dystrophy indications, acting as a substitute for dystrophin and helping to anchor muscle cells to the extracellular matrix. The program utilizes an allosteric agonistic antibody to activate the target in order to augment the naturally occurring compensatory mechanism. Because the antibody is not mutation specific, it could potentially be effective as a single therapy or in combination with other treatment modalities across multiple muscular dystrophy indications. This program is currently in the candidate selection phase of development.

Our Approach and Capabilities

Our approach to drug development in fibrosis combines our deep knowledge of the biology of fibrosis with various cellular, tissue, and in vivo assays developed in house to uncover pathways and potential targets. We have developed and utilized a quantitative fibrosis target expression atlas to identify and validate novel fibrosis targets. We have built a library of over 7,000 integrin inhibitors that we test against these identified targets to select potential candidates. In addition to our integrin library, we have a non-integrin based library of over 70,000 compounds that we also screen against non-integrin targets. We evaluate potential candidates in a series of integrin selectivity assays, cell-based assays, precision cut tissue slices and animal models prior to advancing our product candidates into development.

A key component of our de-risking strategy is our live fibrotic human tissue program.

We obtain live fibrotic human tissue post-transplant through partnerships with research hospitals and organ tissue networks and utilize proprietary protocols to maintain viability of these tissues for multiple days. We test our product candidates in this live tissue and measure multiple markers of antifibrotic activity, effectively bridging the gap between animal models and clinical proof-of-concept. We believe data from these live fibrotic human tissue experiments will increase our confidence that the tested product candidates will show anti-fibrotic effects in patients.

Once in the clinic, we seek to further de-risk our programs by designing clinical trials that allow us to show proof-of-mechanism in advance of clinical efficacy data. We utilize pharmacodynamic biomarkers and advanced imaging techniques, including positron emission tomography, or PET, to evaluate target engagement of our product candidates over relatively short time periods and observe whether the product candidate is having its anticipated effect. We believe these collective capabilities uniquely allow us to (i) efficiently identify targets, (ii) optimize the potency and selectivity of candidates and (iii) de-risk product candidates in advance of clinical proof-of-concept.

Pliant was founded in 2015 by world-renowned researchers Dean Sheppard, Rik Derynck, Bill DeGrado and Hal Chapman from the University of California, San Francisco who bring broad experience in fibrosis biology and small-molecule chemistry among other related disciplines. In addition, we have built an executive team with highly relevant experience in drug discovery and clinical development. To date, Pliant has raised over $220 million from investors including, Third Rock Ventures, Cowen Healthcare Investments, Eventide Asset Management, Novartis, Redmile Group, Farallon Capital Management, Cormorant Asset Management, Surveyor Capital (a Citadel company), Logos Capital, Schroder Adveq Management, Menlo Ventures, S-Cubed Capital and Agent Capital.

Our Strategy

Our goal is to become a world-leading fibrosis company, developing and commercializing disease-modifying therapies across a spectrum of fibrotic diseases. To achieve this, we are focused on the following key strategies:

•	Rapidly advance PLN-74809 in IPF and PSC through clinical development and commercialization.

•	Rapidly advance our second product candidate, PLN-1474, through Phase 1 for subsequent trials in NASH associated liver fibrosis.

•	Selectively evaluate additional partnerships in indications and geographies where we believe partners can add commercial and/or development capabilities.

•	Explore opportunities for our pipeline assets in additional fibrotic indications.

•	Leverage our industry leading tools and capabilities to advance our mission of becoming a leading fibrosis company.

Impact of the COVID-19 Pandemic on Our Operations

The COVID-19 pandemic is causing significant industry-wide delays in clinical trials. There are multiple causes of these delays, including reluctance of patients to enroll or continue in trials for fear of exposure to COVID-19, local and regional shelter-in-place orders and regulations that discourage, hamper, or prohibit patient visits, healthcare providers and health systems shifting away from clinical trials toward the acute care of COVID-19 patients and the FDA and other regulators making product candidates for the treatment of COVID-19 a priority over product candidates unrelated to the pandemic.

We are working closely with our contract research organizations, or CROs, manufacturers, investigators and clinical trial sites to assess the full impact of the COVID-19 pandemic on timelines and expected costs for each of our programs. Our CROs are largely decentralized organizations and, to date, have not experienced significant impacts to their ability to support our trials. Our manufacturers have experienced impacts to their operations, however, these operational challenges have had minimal impact on their ability to produce and deliver materials to us in a timely manner.

As a result of the COVID-19 pandemic and shelter-in-place restrictions, commencement of enrollment of our clinical trials of PLN-74809 in IPF and PSC has been delayed. We anticipate delays in site start-up activities of one to two quarters for both the PLN-74809 IPF and PSC Phase 2a trials, and we could experience slower than expected enrollment. In addition, after enrollment in these trials, if patients contract COVID-19 during participation in our trials or are subject to isolation or shelter in place restrictions, this may cause them to drop out of our trials, miss scheduled doses or follow-up visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if our trial results are otherwise disputed due to the effects of the COVID-19 pandemic or actions taken to mitigate its spread, the integrity of data from our trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

We are currently focusing our efforts on completing site-readiness and conducting an awareness campaign to generate interest in our trials. We are not aware of any of our directors or employees being infected with coronavirus, but the virus can remain asymptomatic for a significant period of time and methods and availability of testing are continuing to evolve. Notwithstanding the current shelter-in-place orders, our directors or employees or their family members could become infected.

We note the high level of difficulty in projecting the effects of COVID-19 on our programs and our company, given the rapid and dramatic evolution in the course and impact of the pandemic and the societal and governmental response to it.

For additional information, see the section titled “Business—Impact of the COVID-19 Pandemic.”

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors.” These risks include, among others:

•	We have a limited operating history, which may make it difficult to evaluate our prospects and likelihood of success.

•

Our business is highly dependent on the success of our lead product candidate, PLN-74809, as well as any other product candidates that we advance into the clinic. All of our product candidates will require significant additional preclinical and clinical development before we may be able to seek regulatory approval for and launch a product commercially.

•	Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

•	We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of PLN-74809 or any other product candidates.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us.

•

We have entered into a collaboration agreement with Novartis for the development of PLN-1474, and may in the future seek to enter into collaborations with third parties for the development and commercialization of other product candidates. If we fail to enter into such collaborations, or our collaborations are not successful, we may be unable to continue development of such product candidates, we would not receive any contemplated milestone payments or royalties, and we could fail to capitalize on the market potential of such product candidates.

•	The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

•

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to develop current product candidates or identify and develop new product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

•

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Concurrent Private Placement

Novartis, our strategic partner and one of our existing stockholders, has agreed to purchase $10.0 million in shares of our common stock at the initial public offering price per share, in a private placement transaction that would close concurrently with, and be contingent and conditioned upon consummation of, this offering, or the Concurrent Private Placement. The sale of such shares to Novartis will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to certain restrictions on transfer pursuant to applicable securities laws and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement.

Corporate History and Information

We were incorporated under the laws of the State of Delaware in June 2015. Our principal executive office is located at 260 Littlefield Avenue, South San Francisco, California 94080, and our telephone number is (650) 481-6770. Our website address is https://pliantrx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We use various trademarks and trade names in our business, including without limitation our corporate name and logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years from the date of effectiveness of this registration statement or such earlier time that we are no longer an EGC. We will cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	6,000,000 shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to 900,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering and the Concurrent Private Placement	31,243,012 shares (or 32,143,012 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $78.8 million, or $91.3 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive net proceeds of $10.0 million from the sale of shares of our common stock to Novartis in the Concurrent Private Placement. We intend to use the net proceeds from this offering and the Concurrent Private Placement to fund the clinical development of our lead product candidate, PLN-74809, the preclinical development of our programs in oncology and muscular dystrophy, and the remainder, if any, for additional early-stage research and development activities, for business development activities, working capital and other general corporate purposes. See the section entitled “Use of Proceeds” for additional information.

Concurrent Private Placement	Novartis, our strategic partner and one of our existing stockholders, has agreed to purchase $10.0 million in shares of our common stock (or 666,666 shares assuming an initial public offering price of $15.00, the midpoint of the price range set forth on the cover page of this prospectus) at the initial public offering price per share, in the Concurrent Private Placement that would close concurrently with, and be contingent and conditioned upon consummation of, this offering. The sale of such shares to Novartis will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to certain restrictions on transfer pursuant to applicable securities laws and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement.

Risk factors	You should read carefully the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“PLRX”

The number of shares of our common stock to be outstanding after this offering and the Concurrent Private Placement is based on 24,576,346 shares of common stock (including our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2020, and excludes:

•

2,607,939 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2020, under the 2015 Equity Incentive Plan, or the 2015 Plan, at a weighted-average exercise price of $4.69 per share, or pursuant to rights to purchase restricted stock at a weighted-average purchase price of $0.08 per share;

•

1,047,247 shares of our common stock reserved for future issuance under the 2015 Plan as of March 31, 2020, which shares will no longer be reserved upon the effectiveness of our 2020 Stock Option and Incentive Plan as described below;

•

4,200,000 shares of our common stock reserved for future issuance under our 2020 Stock Option and Incentive Plan, or the 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

700,000 shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

Our 2020 Plan and 2020 ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2020 Plan and 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Compensation Plans.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for-7.15 reverse stock split of our common stock that was effected on May 22, 2020;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 22,432,029 shares of our common stock immediately prior to the completion of this offering;

•

the issuance of 666,666 shares of our common stock (assuming an initial public offering price of $15.00, the midpoint of the price range set forth on the cover page of this prospectus) in the Concurrent Private Placement, which is to be completed concurrently with, and be contingent and conditioned upon consummation of, the closing of this offering;

•	no exercise of the outstanding options or purchase rights described above;

•	no exercise by the underwriters of their option to purchase up to 900,000 additional shares of our common stock in this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

Unless otherwise indicated, the number of shares of common stock outstanding includes 237,997 unvested restricted shares of common stock subject to repurchase as of March 31, 2020.

Summary Financial Data

The following tables present summary financial data for our business. We have derived the summary statements of operations data for the years ended December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2019 and 2020, and the summary balance sheet data as of March 31, 2020, from our unaudited condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the audited financial statements. We have included all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those unaudited condensed financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our operating results for the three months ended March 31, 2020 are not necessarily indicative of the actual or expected results for the full year ending December 31, 2020 or any other interim periods or any future period. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(In thousands, except share and per share amounts)	Years Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
Statements of Operations Data:
Revenue—related party	$—	$57,052	$—	$28,938
Operating expenses:
Research and development	(24,415)	(47,353)	(11,749)	(13,919)
General and administrative	(6,500)	(10,930)	(2,601)	(4,011)

Total operating expenses	(30,915)	(58,283)	(14,350)	(17,930)

(Loss) income from operations	(30,915)	(1,231)	(14,350)	11,008
Interest income	688	816	313	209
Other (expense) income, net	(49)	(216)	14	(188)

Net (loss) income	$(30,276)	$(631)	$(14,023)	$11,029

Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	(4,876)	(6,225)	(1,344)	—
Less: Undistributed earnings to preferred shareholders	—	—	—	(11,029)

Net (loss) income attributable to common stockholders	$(35,152)	$(6,856)	$(15,367)	$—

Net (loss) income per share attributable to common stockholders:
Basic(1)	$(30.16)	$(4.22)	$(10.90)	$—

Diluted(1)	$(30.16)	$(4.22)	$(10.90)	$—

Weighted-average shares used in computing net (loss) income per share attributable to common stockholders:
Basic(1)	1,165,454	1,623,358	1,409,697	1,897,669

Diluted(1)	1,165,454	1,623,358	1,409,697	1,897,669

(In thousands, except share and per share amounts)	Year Ended December 31,	Three Months Ended March 31,
	2019	2020
Pro forma net (loss) income per share attributable to common stockholders:
Basic(1)	$(0.04)	$0.51

Diluted(1)	$(0.04)	$0.48

Weighted-average shares outstanding used in computing pro forma net income per share attributable to common stockholders:
Basic(1)	16,510,084	21,829,723
Diluted(1)	16,510,084	22,861,086

(1)	See Notes 2 and 16 to our audited financial statements and our condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share, pro forma net (loss) income per share and the weighted-average number of shares used in the computation of the per share amounts.

(In thousands)	As of March 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(4)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$141,431	$169,254	$260,636
Working capital(3)	166,515	166,515	256,148
Total assets	184,057	184,057	272,043
Redeemable convertible preferred stock	238,313	—	—
Accumulated deficit	(65,266)	(65,266)	(67,807)
Total stockholders’ (deficit) equity	(64,751)	173,562	259,799

(1)	The pro forma column in the balance sheet data table above gives effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2020 into an aggregate of 22,432,029 shares of our common stock immediately prior to the completion of this offering as if such conversion had occurred as of March 31, 2020; (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and (iii) the receipt of $27.8 million in payments under the Novartis Agreement in the second quarter of 2020.
(2)	The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth in footnote (1) above; (ii) the issuance and sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) our sale of $10.0 million of our common stock in a Concurrent Private Placement to Novartis at the assumed offering price of $15.00 per share; and (iv) the payment of the milestone payment of $2.4 million in the second quarter of 2020 to the UC Regents, calculated using a price per share of $15.00, the midpoint of the price range set forth on the cover of this prospectus, multiplied by 162,738, an amount determined by calculating 2.0% of the Company’s fully diluted outstanding shares as of a date defined in the license agreement with UCSF. See Note 7 to our condensed financial statements included elsewhere in this prospectus for additional information.
(3)	We define working capital as current assets less current liabilities. See our condensed financial statements and related notes appearing elsewhere in this prospectus for details regarding our current assets and current liabilities.
(4)	Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $5.6 million, assuming (i) the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, the amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $14.0 million, based on the assumed initial public offering price of $15.00 per share, the midpoint of the price range as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant net losses since our inception and have financed our operations principally through equity financing. We continue to incur significant research and development and other expenses related to our ongoing operations. For the years ended December 31, 2018 and 2019, we reported a net loss of $30.3 million and $0.6 million, respectively, and for the three months ended March 31, 2019 and 2020, we reported a net loss of $14.0 million and net income of $11.0 million, respectively. As of December 31, 2019 and March 31, 2020, we had an accumulated deficit of $76.3 million and $65.3 million, respectively. We have devoted substantially all of our resources and efforts to research and development and we expect that it will be several years, if ever, before we generate revenue from product sales. Even if we receive marketing approval for and commercialize one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses in order to develop and market additional potential product candidates.

We expect to continue to incur significant losses for the foreseeable future, and we anticipate that our expenses will increase substantially if, and as, we:

•

advance the development of our lead product candidate, PLN-74809, and our second product candidate, PLN 1474, and our other product candidates through clinical development, and, if successful, later-stage clinical trials;

•	discover and develop new product candidates;

•	advance our preclinical development programs into clinical development;

•

experience delays or interruptions to preclinical studies, clinical trials, our receipt of services from our third-party service providers on whom we rely, or our supply chain due to the COVID-19 pandemic;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	commercialize PLN-74809, our other product candidates and any future product candidates, if approved;

•	increase the amount of research and development activities to identify and develop product candidates;

•	hire additional clinical development, quality control, scientific and management personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development and manufacturing efforts and our operations as a public company;

•

establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties;

•	maintain, expand and protect our intellectual property portfolio; and

•	invest in or in-license other technologies or product candidates.

To become and remain profitable, we must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Even if this offering and the Concurrent Private Placement are successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs, future commercialization efforts or other operations.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our planned clinical trials of PLN-74809 and PLN-1474 and any future product candidates that we may develop, seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval. Following this offering, we also expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

As of March 31, 2020, we had approximately $141.4 million in cash, cash equivalents and short-term investments. Based on our current operating plan, we believe that the net proceeds from this offering and the Concurrent Private Placement, together with existing cash, cash equivalents and short-term investments, will be sufficient to fund our operating expenses and capital expenditure requirements into 2023. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of any of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development, marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates;

•	the clinical development plans we establish for these product candidates;

•	the timelines of our clinical trials and the overall costs to finish the clinical trials due to the COVID-19 pandemic;

•	the number and characteristics of product candidates that we develop;

•	the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, and other comparable foreign regulatory authorities;

•	whether we are able to maintain our existing collaboration with Novartis and enter into additional collaboration agreements and the terms of any such agreements;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of our common stockholders. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. In addition, any debt financing may subject us to fixed payment obligations and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable intellectual property or other rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also may be required to seek collaborators for any of our product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

The amount of our future losses is uncertain and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•

the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	our ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•	our ability to obtain marketing approval for our product candidates, and the timing and scope of any such approvals we may receive;

•	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to develop additional product candidates;

•	the level of demand for our product candidates should they receive approval, which may vary significantly;

•	the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;

•	general market conditions or extraordinary external events, such as recessions or the COVID-19 pandemic;

•	the changing and volatile U.S. and global economic environments; and

•	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Risks Related to Research and Development and the Biopharmaceutical Industry

We have a limited operating history, which may make it difficult to evaluate our prospects and likelihood of success.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were incorporated in 2015, have no products approved for commercial sale and have not generated any revenue. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and performing research and development of our product candidates and our technology related to transforming growth factor beta, or TGF-ß, signaling and integrin biology, medicinal chemistry, translational screening technologies, and clinical insights to discover and develop novel therapies for the treatment of fibrosis. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. In addition, our lead product candidate, PLN-74809, is in early clinical development for the treatment of IPF and preclinical development for the treatment of PSC, and our second product candidate, PLN-1474, is in early clinical development. Both programs will require substantial additional development and clinical research time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We have not yet demonstrated the ability to progress any product candidate through clinical trials. We are still in preclinical and early clinical development and may be unable to obtain regulatory approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. Consequently, we have no meaningful history of operations upon which to evaluate our business, and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing drug products.

Our business is highly dependent on the success of our lead product candidate, PLN-74809, as well as PLN-1474 and any other product candidates that we advance into the clinic. All of our product candidates will require significant additional preclinical and clinical development before we may be able to seek regulatory approval for and launch a product commercially.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are very early in our development efforts and have only one product candidate, PLN-74809, in early clinical development. Because PLN-74809 is our lead product candidate, if PLN-74809 encounters safety or efficacy problems, development delays, regulatory issues or other problems, our development plans and business would be significantly harmed. We have completed a Phase 1a SAD/MAD trial and a Phase 1b proof-of-mechanism trial of PLN-74809 in IPF and are recruiting two Phase 2a trials in IPF. We submitted an IND for PLN-74809 for the treatment of primary sclerosing cholangitis, or PSC, in March 2020, and plan to initiate a Phase 2a PSC trial in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. We are also collaborating with Novartis to develop PLN-1474 for liver fibrosis associated with nonalcoholic steatohepatitis, or NASH, and are currently evaluating PLN-1474 in Phase 1a SAD/MAD testing.

Before we can generate any revenue from sales of our lead product candidate, PLN-74809, or any of our other product candidates, we must undergo additional preclinical and clinical development, regulatory review and approval in one or more jurisdictions. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity and conduct significant marketing efforts in connection with any commercial launch. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates.

We may experience setbacks that could delay or prevent regulatory approval of, or our ability to commercialize, our product candidates, including:

•

negative or inconclusive results from our preclinical studies or clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	product-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics similar to our product candidates;

•

delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in enrolling subjects in clinical trials, including due to the COVID-19 pandemic;

•	high drop-out rates of subjects from clinical trials; inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	inability to compete with other therapies;

•	poor efficacy of our product candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•	delays related to the impact of the spread of the COVID-19 pandemic, including the impact of COVID-19 on the FDA’s ability to continue its normal operations;

•

delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.

Our approach to drug discovery and development in the area of fibrotic diseases, with an initial focus on tissue-specific integrin modulation and TGF-ß signaling inhibition, is unproven and may not result in marketable products.

Our approach is designed to discover and develop targeted treatments for fibrosis with an initial focus on the antagonism of tissue-specific TGF-ß signaling through the inhibition of integrins known to mediate the release of activated TGF-ß in fibrotic tissue. However, although multiple studies are currently underway, to date, this mechanism has not been definitively proven to successfully treat fibrosis. Targeting integrins to treat fibrosis is a novel approach in a rapidly developing field, and there can be no assurance that we will not experience currently unknown problems or delays in developing our product candidates, that such problems or delays will not result in unanticipated costs, or that any such development problems can be solved. We have only tested our lead product candidate, PLN-74809, in healthy volunteers. Therefore, we may ultimately discover that our approach and any product candidates resulting therefrom do not possess properties required for therapeutic effectiveness. As a result, we may never succeed in developing a marketable product.

In addition, while we have developed an extensive panel of cell assays and precision cut tissue assays and have utilized animal models to uncover biological pathways, understood gene expression changes and optimized the potency and selectivity of our potential product candidates, there can be no assurance that our technology will yield their intended benefits. While we believe our assays represent a differentiator in our approach to drug development, our approach has not yet been clinically proven to yield results. Our practice of evaluating our product candidates in live human fibrotic tissue samples before advancing them into the clinic is intended to serve as a bridge between animal models and clinical proof-of-concept. However, there can be no assurance that positive results observed from preclinical animal testing and human fibrotic tissue models will be replicated when a program is advanced into clinical development. In addition, our practice of utilizing live human fibrotic tissue as part of our development efforts may become more widespread in the future, and this approach may be adopted and replicated by others, including our competitors.

Studies involving human tissue samples may also be subject to institutional and government human subject privacy policies that may vary by territory. We or our partners who provide us with human tissue samples, or conduct tissue and/or animal studies on our behalf, may be found to be in violation of one or more of these regulations or policies and may be subject to closure, censure or other penalties. In some cases, these penalties could materially impact the performance, availability, or validity of studies conducted by us on our behalf. Even in the absence of violations resulting in penalties, regulatory and other authorities may refuse to authorize the conduct or to accept the results of studies for regulatory or ethical reasons.

Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug is dispositive data from two well-controlled, Phase 3 clinical trials of the relevant drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or clinical trials. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of PLN-74809 or any of our other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•

preclinical studies or clinical trials may show the product candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

•	failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

•	failure to receive the necessary regulatory approvals;

•	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make a product candidate uneconomical; and

•	the proprietary rights of others and their competing products and technologies that may prevent one of our product candidates from being commercialized.

In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. Additionally, some of our trials may be open-label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled trials.

In addition, the standards that the FDA and comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products, we may in the future pursue development of biological products, including a potential candidate for muscular dystrophies, which could make us subject to additional regulatory requirements. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations. Examples of such regulations include future legislation or administrative action, or changes in FDA policy during the period of product development and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop.

If we seek to conduct clinical trials in foreign countries or pursue marketing approvals in foreign jurisdictions, we must comply with numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the United States and vice versa.

Successful completion of clinical trials is a prerequisite to submitting a marketing application to the FDA and similar marketing applications to comparable foreign regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We may experience negative or inconclusive results, which may result in our deciding, or our being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which could have a material adverse effect on our business.

We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of PLN-74809 or any other product candidates.

We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent our ability to receive marketing approval or commercialize PLN-74809 or any other product candidates, including:

•	regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other comparable regulatory authorities may disagree with our clinical trial design, including with respect to dosing levels administered in our planned clinical trials, which may delay or prevent us from initiating our clinical trials with our originally intended trial design;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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the number of subjects required for clinical trials of any product candidates may be larger than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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due to the impact of the COVID-19 pandemic, we have experienced, and may continue to experience, delays and interruptions to our preclinical studies and clinical trials, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

•

additional delays and interruptions to our clinical trials could extend the duration of the trials and increase the overall costs to finish the trials as our fixed costs are not substantially reduced during delays;

•

we may elect to, or regulators, IRBs, Data Safety Monitoring Boards, or DSMBs, or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical trials of any product candidates may be greater than we anticipate;

•

the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate to initiate or complete a given clinical trial; and

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the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

Our product development costs will increase if we experience additional delays in clinical testing or in obtaining marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. If we do not achieve our product development goals in the time frames we announce and expect, the approval and commercialization of our product candidates may be delayed or prevented entirely. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition and results of operations significantly.

Our ongoing and future clinical trials may reveal significant adverse events or unexpected drug-drug interactions not seen in our preclinical studies and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of any of our product candidates.

We completed our Phase 1a clinical trial of our lead product candidate PLN-74809 in healthy volunteers, and, with the exception of a number of reported minor adverse events, the product candidate was observed to be generally well-tolerated across all doses in 71 trial participants. However, if significant adverse events or other side effects are observed in any of our ongoing or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts altogether. In addition, in our planned Phase 2a clinical trials, we expect to evaluate PLN-74809 administered with approved IPF agents. As a result, we may encounter unexpected drug-drug interactions in our planned trials, and may be required to further test these candidates, including in drug-drug interaction studies, which may be expensive, time-consuming and result in delays to our programs. Some potential therapeutics developed in the biopharmaceutical industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;

•	the willingness or availability (including legality under applicable COVID-19 shelter-in-place regulations) of patients to participate in our trials (including due to fears of contracting COVID-19);

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•

clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies and other competing product candidates’ clinical trials;

•	our ability to obtain and maintain patient informed consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

For example, we are initially developing PLN-74809 for the treatment of IPF and PSC, each of which is an orphan indication. In the United States, IPF is estimated to affect approximately 140,000 patients, while PSC is estimated to affect approximately 30,000 to 45,000 patients. As a result, we may encounter difficulties enrolling subjects in our clinical trials of PLN-74809 due, in part, to the small size of these patient populations. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Certain of our planned clinical trials may also involve invasive procedures such as bronchoscopy and broncho-alveolar lavage, or BAL, procedure, which may lead some patients to drop out of trials to avoid these follow-up procedures.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. For example, our clinical trial sites have been affected by the COVID-19 pandemic. Commencement of enrollment of our clinical trials of PLN-74809 in IPF and PSC has been delayed. We anticipate delays in site start-up activities of one to two quarters for both the PLN-74809 IPF and PSC Phase 2a trials, and we could experience slower than expected enrollment. In addition, after enrollment in these trials, if patients contract COVID-19 during participation in our trials or are subject to isolation or shelter-in-place restrictions, this may cause them to drop out of our trials, miss scheduled doses or follow-up visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if our trial results are otherwise disputed due to the effects of the COVID-19 pandemic or actions taken to mitigate its spread, the integrity of data from our trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program.

Some factors from the COVID-19 pandemic that we believe may adversely affect enrollment in our trials include:

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the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of infectious disease physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

given that our clinical trials target respiratory indications, patients who would otherwise be candidates for enrollment in our clinical trials, may become infected with coronavirus, which may kill some patients and render others too ill to participate, limiting the available pool of participants for our trials;

•

the inability of patients to come to hospitals and universities to participate in our trial, which may force us to conduct our trials in patients’ homes, rendering the trials more difficult and costly to conduct;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our trials; and

•	employee furlough days that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact our clinical trials. The global outbreak of the COVID-19 pandemic continues to evolve and the conduct of our trials may continue to be adversely affected, despite efforts to mitigate this impact.

The design or execution of our ongoing and future clinical trials may not support marketing approval.

The design or execution of a clinical trial can determine whether its results will support marketing approval, and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. We are currently recruiting two Phase 2a trials of PLN-74809 in IPF, subject to the impact of the COVID-19 pandemic. In the first of these trials, we plan to enroll IPF patients and utilize a positron emission tomography, or PET, ligand to measure avß6 target engagement by PLN-74809 in the lungs post-treatment. The second trial is a 12-week double blind placebo-controlled trial recruiting IPF patients across up to four cohorts consisting of up to three doses of PLN-74809 and one placebo and will evaluate safety, tolerability and pharmacokinetics, or PK. It is possible that we may need to amend our clinical trial, which would require us to resubmit our clinical trial protocols to IRBs for reexamination, and may impact the costs, timing or successful completion of such clinical trial. In addition, we may desire to test PLN-74809 at doses exceeding those evaluated in the Phase 1a trial, and may not be able to do so.

Additionally, in some instances, there can be significant variability in safety or efficacy results between different trials with the same product candidate due to numerous factors, including differences in trial protocols, size and type of the patient populations, variable adherence to the dosing regimen or other protocol requirements and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we conduct will demonstrate consistent or adequate efficacy and safety to obtain marketing approval to market our product candidates.

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether marketing approval will be obtained for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registrational trials. The FDA or comparable foreign regulatory authorities may disagree with our trial designs and our interpretation of data from preclinical studies or clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 or registrational clinical trial. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or comparable foreign regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates, if approved.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our future clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Although we have received U.S. orphan drug designation for PLN-74809 for IPF and PSC indications, we may be unable to obtain and maintain orphan drug designation for our other product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and other major markets, may designate drugs intended to treat conditions or diseases affecting relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

Although we have received U.S. orphan drug designation for PLN-74809 for IPF and PSC indications, the designation of any of our product candidates as an orphan drug does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. The applicable period is seven years in the United States. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition in the United States. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical to late stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. Additionally, if we advance a biological candidate into IND-enabling studies, the manufacturing processes for biological products is more complex and expensive than with small molecule products and additional manufacturing suppliers may be needed to manufacture clinical supplies for these programs. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may not be successful in our efforts to identify or discover additional product candidates in the future.

Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our inability to design such product candidates with the pharmacological properties that we desire or attractive pharmacokinetics; or

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable compounds for preclinical and clinical development, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price.

Due to our limited resources and access to capital, we must make decisions on the allocation of resources to certain programs and product candidates; these decisions may prove to be wrong and may adversely affect our business.

We have limited financial and human resources and intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. In addition, we seek to accelerate our development timelines, including by initiating certain clinical trials of our product candidates before earlier-stage studies have been completed. This approach may cause us to commit significant resources to prepare for and conduct later-stage trials for one or more product candidates that subsequently fail earlier-stage clinical testing. Therefore, our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities, or expend resources on product candidates that are not viable.

There can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

If product liability lawsuits are brought against us, we may incur substantial financial or other liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing PLN-74809 and any of our other product candidates in clinical trials, and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	inability to bring a product candidate to the market;

•	decreased demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	fines, injunctions or criminal penalties;

•	costs to defend the related litigation;

•	diversion of management’s time and our resources;

•	substantial monetary awards to trial participants;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate, if approved; and

•	decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We will need to obtain additional insurance for clinical trials as PLN-74809 and PLN-1474 continue clinical development and as additional product candidates enter the clinic. However, we may be unable to obtain, or may obtain on unfavorable terms, clinical trial insurance in amounts adequate to cover any liabilities from any of our clinical trials. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us.

The development and commercialization of new drug products is highly competitive. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrosis. Companies that we are aware of that are targeting the treatment of various fibrosis indications through inhibiting various parts of the TGF-ß pathway include large companies with significant financial resources such as Biogen, Inc., AbbVie Inc., Gilead Sciences, Inc., Indalo Therapeutics, Inc., FibroGen, Inc., Galapagos NV, Bristol Myers Squibb Co., and Novartis AG. However, we know of no other companies currently in clinical development with an orally bioavailable small-molecule, selective integrin inhibitor. For additional information regarding our competition, see “Business—Competition.”

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do.

Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, more convenient, or less expensive than any products that we may develop. Furthermore, products currently approved for other indications could be discovered to be effective treatments of fibrosis as well, which could give such products significant regulatory and market timing advantages over PLN-74809 or other product candidates that we may identify. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours and may do, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete and we may not be successful in marketing any product candidates we may develop against competitors. The availability of competitive products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Risks Related to Marketing, Reimbursement, Healthcare Regulations and Ongoing Regulatory Compliance

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if PLN-74809 or any other product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, such as Medicare and Medicaid programs and managed care organizations, and others in the medical community. In addition, the availability of coverage by third-party payors may be affected by existing and future health care reform measures designed to reduce the cost of health care. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our products, if approved, for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the recommendations with respect to our product candidates in guidelines published by various scientific organizations applicable to us and our product candidates;

•	the strength of marketing and distribution support;

•	the ability to obtain sufficient third-party coverage and adequate reimbursement; and

•	the prevalence and severity of any side effects.

If government and other third-party payors do not provide coverage and adequate reimbursement levels for any products we commercialize, market acceptance and commercial success would be reduced.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates profitably.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S., sales of any products for which we may receive regulatory marketing approval will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities such as Medicare, Medicaid, TRICARE, and the Veterans Administration, managed care providers, private health insurers, and other organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates, if approved.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug and biologic benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs and biologics. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs and biologics, and each drug plan can develop its own formulary that identifies which drugs and biologics it will cover, and at what tier or level. However, Part D prescription drug formularies must include products within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs and biologics in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs and biologics may increase demand for products for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug or biologic product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. Further, on December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change instituted by the Centers for Medicare & Medicaid Services, or CMS, under the 340B program. For the 2019 and 2018 fiscal years, CMS altered the reimbursement formula. The court ruled this change was not an “adjustment” that was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation, and such a dramatic change was beyond the scope of the Secretary’s authority. On May 6, 2019, the district court reiterated that the rate reduction exceeded the Secretary’s authority and declared that the rate reduction for 2019 also exceeded the Secretary’s authority and remanded the issue to HHS to devise an appropriate remedy. On July 10, 2019, the district court entered its final judgment and CMS has filed an appeal and a decision by the Court of Appeals for the D.C. Circuit is pending. However, subsequently, hospitals have filed a complaint in the U.S. District Court for D.C. to enjoin the reimbursement cuts for 2020. It is unclear how such litigation could affect covered hospitals who might purchase our products in the future, and affect the rates we may charge such facilities for our approved products.

Changes to these current laws and state and federal healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we expect to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. We have no prior experience as a company in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of biopharmaceutical products. Arrangements with third-party payors and customers can expose biopharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs; knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective “business associates,” those independent contractors or agents of covered entities that perform services for covered entities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require some manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of biopharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of biopharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause a biopharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and their facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategies, or REMS, program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However companies may share truthful and not misleading information that is not inconsistent with the labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry. The ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. In addition, the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Additionally, Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, or BBA, will remain in effect through 2030, unless additional congressional action is taken. However, these Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The BBA also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At the federal level, the Trump administration’s budget for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. The Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule that would allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control biopharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Additionally, we expect to experience pricing pressures in connection with the sale of any future approved product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to temporarily postpone most inspections of foreign manufacturing facilities and products. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which has since been further updated. In April 2020, the FDA stated that its New Drug Program was continuing to meet program user fee performance goals, but due to many agency staff working on COVID-19 activities, it was possible that the FDA would not be able to sustain that level of performance indefinitely. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States, and in respect of the U.K. (which is longer a member of the EU), the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, or EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

We may incur substantial costs in our efforts to comply with evolving global data protection laws and regulations, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations.

The global data protection landscape is rapidly evolving, and we may be or become subject to or affected by numerous federal, state and foreign laws and regulations, as well as regulatory guidance, governing the collection, use, disclosure, transfer, security and processing of personal data, such as information that we collect about participants and healthcare providers in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, which may create uncertainty in our business, affect our or our service providers’ ability to operate in certain jurisdictions or to collect, store, transfer use and share personal data, result in liability or impose additional compliance or other costs on us. Any failure or perceived failure by us to comply with federal, state, or foreign laws or self-regulatory standards could result in negative publicity, diversion of management time and effort and proceedings against us by governmental entities or others. Recently, California passed the California Data Privacy Protection Act of 2018, or the CCPA, which went into effect in January 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The new California law may lead to similar laws in other U.S. states or at a national level, which could increase our potential liability and adversely affect our business.

In addition to our operations in the United States, which may be subject to healthcare and other laws relating to the privacy and security of health information and other personal information, may seek to conduct clinical trials in EEA and may become subject to additional European data privacy laws, regulations and guidelines. The General Data Protection Regulation, (EU) 2016/679, or GDPR, became effective on May 25, 2018, and deals with the collection, use, storage, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals in the EEA. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the EEA, including to the United States, providing details to those individuals regarding the processing of their personal health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR increases substantially the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover, whichever is greater, for more serious offenses. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers.

Further, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EEA. Also, as it relates to processing and transfer of genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty. The United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the EU.

In the event we commence clinical trials in the EEA, the GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms and safeguards to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. We expect that we will continue to face uncertainty as to whether our efforts to comply with any obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or biopharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or biopharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or biopharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the forgoing could materially harm our business, prospects, financial condition and results of operations.

Legal, political and economic uncertainty surrounding the exit of the U.K. from the EU may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the U.K. and pose additional risks to our business, revenue, financial condition, and results of operations.

On June 23, 2016, the U.K. held a referendum in which a majority of the eligible members of the electorate voted to leave the EU, commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on EU, the U.K. ceased being a Member State of the EU on January 31, 2020. However, the terms of the withdrawal have yet to be fully negotiated. The implementation period began February 1, 2020 and will continue until December 31, 2020. During this 11-month period, the U.K. will continue to follow all of the EU’s rules, the EU’s pharmaceutical law remains applicable to the U.K. and the U.K.’s trading relationship will remain the same. However, regulations (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations medicine licensing and regulations, immigration laws and employment laws), have yet to be addressed. This lack of clarity on future U.K. laws and regulations and their interaction with the EU laws and regulations may negatively impact foreign direct investment in the U.K., increase costs, depress economic activity and restrict access to capital.

The uncertainty concerning the U.K.’s legal, political and economic relationship with the EU after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the date of Brexit.

These developments, or the perception that any of them could occur, may have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the U.K. and the EU are unable to negotiate acceptable agreements or if other EU member states pursue withdrawal, barrier-free access between the U.K. and other EU member states or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the EU and, in particular, any arrangements for the U.K. to retain access to EU markets either during a transitional period from January 1, 2021 or more permanently.

Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our current and future operations (including business activities conducted by third parties and contract manufacturers on our behalf) and clinical activities in the U.K. In addition to the foregoing, our U.K. operations support our current and future operations and clinical activities in the EU and European Economic Area, or EEA, and these operations and clinical activities could be disrupted by Brexit.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of the U.K.’s withdrawal from the EU, the U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. Since the regulatory framework in the U.K. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the approval of our product candidates in the U.K. For instance, in November 2017, EU member states voted to move the EMA, the EU’s regulatory body, from London to Amsterdam. Operations in Amsterdam commenced in March 2019, and the move itself may cause significant disruption to the regulatory approval process in Europe. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the U.K. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the U.K. and/or the EU and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the U.K. and/or EU for our product candidates, which could significantly and materially harm our business. Even prior to any change to the U.K.’s relationship with the EU, the announcement of Brexit has created economic uncertainty surrounding the terms of Brexit and its consequences could adversely impact customer confidence resulting in customers reducing their spending budgets on our product candidates, if approved, which could adversely affect our business, financial condition, results of operations and could adversely affect the market price of our common stock.

Additional laws and regulations governing international operations could negatively impact or restrict our operations.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits any U.S. individual or business entity from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals and healthcare providers in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information products classified for national security purposes, as well as certain products, technology and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our business will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, synthetic intermediates, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities and whether a court would issue an injunctive remedy. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain, or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees.

The strength of patents in the biotechnology and biopharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology, including our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We cannot be certain that we were the first to file any patent application related to our technology, including our product candidates, and, if we were not, we may be precluded from obtaining patent protection for our technology, including our product candidates.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Similarly, for United States applications in which at least one claim is not entitled to a priority date before March 16, 2013, derivation proceedings can be instituted to determine whether the subject matter of a patent claim was derived from a prior inventor’s disclosure.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent or patent application claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, would adequately protect our product candidates, or would be found by a court to be infringed by a competitor’s technology or product. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that may issue that cover our products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Under the enacted Leahy-Smith America Invents Act, or America Invents Act, enacted in 2013, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO only recently developed new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make or use compounds that are similar to the compositions of our product candidates but that are not covered by the claims of our patents or those of our licensors;

•

we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;

•	it is possible that others may circumvent our owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of foreign countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•

our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

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the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

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it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we have engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates or diagnostic tests we develop may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on our business.

We may enter into license or other collaboration agreements in the future that may impose certain obligations on us. If we fail to comply with our obligations under such future agreements with third parties, we could lose license rights that may be important to our future business.

In connection with our efforts to expand our pipeline of product candidates, we may enter into certain licenses or other collaboration agreements in the future pertaining to the in-license of rights to additional candidates. Such agreements may impose various diligence, milestone payment, royalty, insurance or other obligations on us. If we fail to comply with these obligations, our licensor or collaboration partners may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, we may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third-party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. For example, our clinical development strategy includes the testing of live tissue samples, and our techniques for preserving and testing these samples are proprietary and confidential. If one or more third parties obtain or are otherwise able to replicate these techniques, an important feature and differentiator of our clinical development strategy will become available to potential competitors. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and biopharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and biopharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

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substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do;

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if a license is available from a third-party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products and any license that is available may be non-exclusive, which could result in our competitors gaining access to the same intellectual property; and

•	redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

Our collaborators may assert ownership or commercial rights to inventions they develop from research we support or that we develop from our use of the tissue samples or other biological materials, which they provide to us, or otherwise arising from the collaboration.

We collaborate with several institutions, universities, medical centers, physicians and researchers in scientific matters and expect to continue to enter into additional collaboration agreements. In certain cases, we do not have written agreements with these collaborators, or the written agreements we have do not cover intellectual property rights. Also, we rely on numerous third parties to provide us with tissue samples and biological materials that we use to conduct our research activities and develop our product candidates. If we cannot successfully negotiate sufficient ownership and commercial rights to any inventions that result from our use of a third-party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s samples, or data developed in a collaborator’s study, we may be limited in our ability to capitalize on the market potential of these inventions or developments.

Third parties may assert that we are employing their proprietary technology without authorization.

There may be third-party patents of which we are currently unaware with claims to compositions of matter, materials, formulations, methods of manufacture or methods for treatment that encompass the composition, use or manufacture of our product candidates. There may be currently pending patent applications of which we are currently unaware which may later result in issued patents that our product candidates or their use or manufacture may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patent were held by a court of competent jurisdiction to cover our product candidates, intermediates used in the manufacture of our product candidates or our materials generally, aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and biopharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. We may develop products containing our compounds and pre-existing biopharmaceutical compounds. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our current or future licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question or for other reasons. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-examination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the European Patent Office, or EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our product candidates or proprietary technologies.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. If we or one of our licensors is a party to an interference or derivation proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management’s time and expend other resources, even if we are successful.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In certain circumstances, even inadvertent noncompliance events may permanently and irrevocably jeopardize patent rights. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Any patents, if issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensors initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Likewise, our current licensed patents covering our companion technologies, licensed from UCSF are expected to expire in 2036, without taking into account any possible patent term adjustments or extensions. Our earliest patents may expire before, or soon after, our first product achieves marketing approval in the United States or foreign jurisdictions. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, results of operations, financial condition and prospects. We own pending patent applications covering our proprietary technologies or our product candidates that if issued as patents are expected to expire from 2037 through 2040, without taking into account any possible patent term adjustments or extensions. However, we cannot be assured that the USPTO or relevant foreign patent offices will grant any of these patent applications.

Changes in patent law in the U.S. and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter-partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of, and may require a compulsory license to, patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions such as patent term adjustments and/or extensions, may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Reliance on Third Parties

We have entered into a collaboration agreement with Novartis for the development of PLN-1474, and may in the future seek to enter into collaborations with third parties for the development and commercialization of other product candidates. If we fail to enter into such collaborations, or our collaborations are not successful, we may be unable to continue development of such product candidates, we would not receive any contemplated milestone payments or royalties, and we could fail to capitalize on the market potential of such product candidates.

In October 2019, we entered into a license and collaboration agreement with Novartis for the development and commercialization of our then preclinical product candidate, PLN-1474 and up to three integrin research targets. In December 2019, we received an upfront license payment of $50.0 million for the worldwide exclusive license to PLN-1474. Pursuant to the Novartis Agreement, we expect to receive research and development funding totaling $19.6 million for PLN-1474 development services and funding of up to $13.4 million for option research and development services on the integrin research targets. Additionally, we are eligible to receive developmental, regulatory and commercial milestone payments of up to $416.0 million if defined development, regulatory and commercialization milestones are achieved and tiered royalties, on a product-by-product basis based on annual nets sales of products, at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs. If we are unable to successfully advance the development of our product candidates or achieve milestones, revenue and cash resources from milestone payments under our collaboration agreements will be substantially less than expected.

In addition, to the extent that any of our existing or future collaborators were to terminate a collaboration agreement, we may be forced to independently develop these product candidates, including funding preclinical or clinical trials, assuming marketing and distribution costs and defending intellectual property rights, or, in certain instances, abandon product candidates altogether, any of which could result in a change to our business plan and a material and adverse effect on our business, financial condition, results of operations and prospects.

We rely on third parties to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We depend upon third parties to conduct certain aspects of our preclinical studies and clinical trials, under agreements with universities, medical institutions, CROs, strategic collaborators and others. We expect to have to negotiate budgets and contracts with such third parties, which may result in delays to our development timelines and increased costs.

We will rely especially heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting aspects of our preclinical studies or clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our preclinical studies and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to our protocols or regulatory requirements or for other reasons or if due to federal or state orders or absenteeism due to the COVID-19 pandemic they are unable to meet their contractual and regulatory obligations, our development timelines, including clinical development timelines, may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for tissue samples and other materials required for our research and development activities, and if we are unable to reach agreements with these third parties our research and development activities would be delayed.

We rely on third parties, primarily hospitals, health clinics and academic institutions, for the provision of tissue samples and other materials required in our research and development activities. Obtaining these materials requires various approvals as well as reaching a commercial agreement on acceptable terms with the hospital or other provider of the materials. While we currently have agreements in place with the institutions from which we receive our tissue samples, we do not have any exclusive arrangements with such sources and there is no guarantee that we will be able to maintain or renew such agreements on commercially reasonable terms, if at all. If we were unable to maintain or renew such agreements we would be forced to seek new arrangements with new hospitals, clinics or health institutions. If so, we may not be able to reach agreements with alternative partners or do so on terms acceptable to us. If we are unable to enter into such agreements, our research and development activities will be delayed and our ability to implement a key part of our development strategy will be compromised.

Because we rely on third-party manufacturing and supply vendors, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third-party contract manufacturers to manufacture our product candidates for preclinical studies and clinical trials. We do not own manufacturing facilities for producing any clinical trial product supplies. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. For example, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects. In particular, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for PLN-74809 or any other product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third-party’s failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of an existing or future collaborator;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

We rely on a sole supplier for the manufacture of PLN-74809. If this sole supplier is unable to supply to us in the quantities we require, or at all, or otherwise defaults on its supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, do not afford us with protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

In addition, we contract with fill and finishing providers with the appropriate expertise, facilities and scale to meet our needs. Failure to maintain cGMP can result in a contractor receiving FDA sanctions, which can impact our ability to operate or lead to delays in any clinical development programs. We believe that our current fill and finish contractor is operating in accordance with cGMP, but we can give no assurance that FDA or other regulatory agencies will not conclude that a lack of compliance exists. In addition, any delay in contracting for fill and finish services, or failure of the contract manufacturer to perform the services as needed, may delay any clinical trials, registration and launches, which could negatively affect our business. In the future, if we advance a biological product candidate into IND-enabling studies, we will need to identify and contract with suppliers who are able to produce biological product candidates and adhere to additional cGMP compliance obligations required for biologicals.

Our existing collaborations and future collaborations are and will be important to our business. If we are unable to enter into new collaborations, or if these collaborations are not successful, our business could be adversely affected.

A part of our strategy is to selectively evaluate partnerships in indications and geographies where we believe partners can add significant commercial and/or development capabilities. Further, we have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we have and may in the future enter into collaborations with other companies to provide us with important technologies and funding for our programs and technology.

Our existing collaborations and any future collaborations we enter into may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

•

collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

collaborators may not provide us with timely and accurate information regarding development progress and activity under any future license agreement, which could adversely impact our ability to report progress to our investors and otherwise plan development of our product candidates;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

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collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our existing collaborations and any future collaborations we enter into do not result in the successful discovery, development and commercialization of product candidates or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

Additionally, if one of our existing or future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully establish a collaboration for one or more of our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into future collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected. Even if we are successful in our efforts to establish new strategic collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any delay in entering into new strategic collaboration agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

Risks Related to Managing Our Business and Operations

The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

In December 2019, a novel strain of the coronavirus disease, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of May 2020, has spread to a number countries globally, including the United States. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the spread of COVID-19, we have closed our executive offices with our administrative employees continuing their work outside of our offices and limited the number of staff in any given research and development laboratory. As a result of the COVID-19 pandemic, we have experienced disruptions and may continue to experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in commencing enrollment of patients in our clinical trials, including our Phase 2a clinical trials of PLN-74809 in IPF and PSC and our Phase 1 clinical trial of PLN-1474;

•	the impact from potential delays, including potential difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures that are deemed non-essential, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

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interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	interruptions in preclinical studies due to restricted or limited operations at our laboratory facility;

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limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

•	interruption or delays to our sourced discovery and clinical activities.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

As of December 31, 2019, we had 62 full-time employees. As our clinical development and commercialization plans and strategies develop, and as we transition into operating as a public company, we will need to expand our managerial, clinical, regulatory, sales, marketing, financial, development, manufacturing and legal capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic collaborators, suppliers and other third parties. Our future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our development and commercialization efforts effectively, including the clinical and FDA review process for PLN-74809 and any other product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including contract manufacturers and companies focused on research and development and discovery activities. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality, accuracy or quantity of the services provided is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain, or may be substantially delayed in obtaining, regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize PLN-74809 or any other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to develop current product candidates or identify and develop new product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive biotechnology and biopharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Bernard Coulie, M.D., Ph.D., our Chief Executive Officer and President, Keith Cummings, M.D., our Chief Financial Officer, Barbara Howes, our Chief Human Resources Officer, Johannes (Hans) Hull, J.D., our Chief Business Officer and Éric Lefebvre, M.D., our Chief Medical Officer. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facility in South San Francisco, California. This region is headquarters to many other biopharmaceutical companies, biotechnology companies and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock awards and stock options that vest over time. The value to employees of restricted stock awards and stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our key employees are at-will employees, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior scientific and medical personnel.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company and our vendors, including personal information of our employees and study subjects, and company and vendor confidential data. In addition, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose sensitive information in order to gain access to our data and/or systems. We may experience threats to our data and systems, including malicious codes and viruses, phishing and other cyberattack. The number and complexity of these threats continue to increase over time. If a material breach of, or accidental or intentional loss of data from, our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we outsource more of our information systems to vendors, engage in more electronic transactions with payors and patients, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal information technology systems or those of our third-party contractors, or our consultants’ efforts to implement adequate security and control measures, will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm.

Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster, including earthquakes, outbreak of disease or other natural disasters.

Our current operations are located in our facilities in South San Francisco, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Portions of our future clinical trials may be conducted outside of the United States and unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials more costly to operate. Furthermore, the most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, including due to the impact of the COVID-19 pandemic, could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain our suppliers, some of which are located outside of the United States, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. When such disclosures occur, there is a risk that trial enrollment may be adversely impacted, we fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our employees, independent contractors, consultants, commercial partners, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, collaborators and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws will also increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In connection with this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, commercial partners and vendors, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations.

We use and generate materials that may expose us to material liability.

Our research programs involve the use of hazardous materials and chemicals, which are currently only handled by third parties. We are subject to foreign, federal, state and local environmental and health and safety laws and regulations governing, among other matters, the use, manufacture, handling, storage and disposal of hazardous materials and waste products such as human tissue samples that may have the potential to transmit diseases. We may incur significant costs to comply with these current or future environmental and health and safety laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials and may incur material liability as a result of such contamination or injury. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our workers’ compensation, property and business interruption insurance and we may not be able to maintain insurance on acceptable terms, if at all. We currently carry no insurance specifically covering environmental claims.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Compliance with governmental regulations regarding the treatment of animals used in research could increase our operating costs, which would adversely affect the commercialization of our products.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size, and feeding, watering and shipping conditions. Third parties with whom we contract are subject to registration, inspections and reporting requirements under the AWA. Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. Comparable rules, regulations, and or obligations exist in many foreign jurisdictions. If we or our contractors fail to comply with regulations concerning the treatment of animals used in research, we may be subject to fines and penalties and adverse publicity, and our operations could be adversely affected.

Changes in U.S. tax law could adversely affect our financial condition and results of operations.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in U.S. tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisors regarding the implications of potential changes in U.S. tax laws on an investment in our common stock.

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

As of December 31, 2019, we had net operating loss carryforwards for U.S. federal and state income tax purposes of $58.7 million and $60.7 million, respectively, some of which will begin to expire in 2035. As of

December 31, 2019, we also had available tax credit carryforwards for U.S. federal income tax purposes of $4.7 million, which begin to expire in 2036, and state income tax purposes of $2.1 million. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, changes in our ownership may limit the amount of our net operating loss carryforwards and tax credit carryforwards that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of our company of more than 50 percentage points within a three-year period. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards and tax credit carryforwards before they expire. Private placements and other transactions that have occurred since our inception, as well as this offering and the Concurrent Private Placement, may trigger such an ownership change pursuant to Section 382. Any such limitation, whether as the result of this offering, the Concurrent Private Placement, prior private placements, sales of our common stock by our existing stockholders or additional sales of our common stock by us, could have a material adverse effect on our results of operations in future years. Our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to us. Net operating losses generated after December 31, 2017 are not subject to expiration, but may not be carried back to prior taxable years, except that net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such U.S. federal net operating losses is limited to 80% of our taxable income in any taxable year beginning after December 31, 2020.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering there has been no public market for shares of our common stock. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. An active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment or results of our current Phase 2a clinical trials of PLN-74809;

•	any delay in identifying and advancing a clinical candidate for our other development programs;

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any delay in our regulatory filings for PLN-74809 or our other product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in future clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval of PLN-74809 or any other product candidate;

•	changes in laws or regulations applicable to PLN-74809 or any other product candidate, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates, if approved;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of PLN-74809 or any other product candidate;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or product candidates in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	changes in the structure of the healthcare payment systems;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including as a result of the COVID-19 pandemic. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our executive officers, directors and their affiliates and our principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of May 15, 2020 and immediately following the completion of this offering and the Concurrent Private Placement, our executive officers, directors and their affiliates and our principal stockholders will beneficially hold, in the aggregate, approximately 56.0% of our outstanding voting stock, excluding any shares purchased in this offering. These stockholders, acting together, would be able to significantly influence all matters requiring stockholder approval. For example, these stockholders would be able to significantly influence elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

The Concurrent Private Placement and the potential purchases of shares in this offering by our principal stockholders may reduce the number of freely tradeable shares of our common stock.

Novartis has agreed to purchase $10.0 million of shares of our common stock at a price per share equal to the initial public offering price (or 666,666 shares based on the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) in a private placement transaction that would close concurrently with, and be contingent and conditioned upon consummation of, this offering. The sale of these shares to Novartis will not be registered in this offering, and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering. Certain of our principal stockholders including stockholders affiliated with certain of our directors, have indicated an interest in purchasing a substantial amount of the shares of our common stock offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering.

The Concurrent Private Placement and the potential purchases of shares in this offering by certain of our principal stockholders may reduce the number of shares of our common stock that are freely tradeable because Novartis will be restricted from selling the shares pursuant to restrictions under applicable securities laws, and our existing stockholders, to the extent they are affiliated with us, may be restricted from selling any shares purchased by them pursuant to lock-up agreements they have entered into with the underwriters in this offering. As a result, the sale of common stock in the Concurrent Private Placement and to our existing stockholders may reduce the liquidity of our common stock relative to what it would have been had these shares been sold in this offering and been purchased by investors that were not affiliated with us. Following this offering and the Concurrent Private Placement, the number of shares beneficially owned by Novartis and our other principal stockholders after this offering will be as set forth in the beneficial ownership table in “Principal Stockholders” elsewhere in this prospectus.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering and the Concurrent Private Placement will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $6.69 per share, based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and the sale of shares of common stock in the Concurrent Private Placement, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately 30.8% of the total amount invested by stockholders since our inception, but will own only approximately 21.3% of the shares of common stock outstanding after this offering and the Concurrent Private Placement.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, or EGC, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an EGC until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, EGCs can also delay adopting new or revised accounting standards until such time as those standards apply to private companies, which may make our financial statements less comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits EGCs to implement many of these requirements over a longer period and up to five years from the pricing of this offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an EGC for up to five years. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31, 2020, upon the completion of this offering and the Concurrent Private Placement we will have outstanding a total of 31,243,012 shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering and the Concurrent Private Placement.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in this offering in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 31, 2020, up to an additional 24,576,346 shares of common stock will be eligible for sale in the public market. Approximately 37.3% of these additional shares are beneficially held by directors, executive officers and their affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2020 Stock Option and Incentive Plan will automatically increase on January 1 of each year, beginning on January 1, 2021, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or compensation committee. Moreover, the number of shares of our common stock reserved for issuance under our 2020 Employee Stock Purchase Plan will automatically increase on January 1 of each year, beginning on January 1, 2021, by the lesser of 700,000 shares of common stock, 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of 23,098,695 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act as provided under the terms of an investors’

rights agreement between us and the holders of our redeemable convertible preferred stock, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering and the Concurrent Private Placement and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering and the Concurrent Private Placement, other than the payment required to be made to UCSF pursuant to our license agreement with them upon the closing of this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and short-term investments and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and short-term investments and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering and the Concurrent Private Placement in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering and the Concurrent Private Placement in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the completion of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

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a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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the authority of the board of directors to issue convertible preferred stock on terms determined by the board of directors without stockholder approval and which convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated by-laws will designate certain courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to litigate disputes with us in a different judicial forum.

Pursuant to our amended and restated by-laws, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated by-laws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (v) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware forum provision. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United States District Court for the Northern District of California shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the federal forum provision, as our principal office is located in South San Francisco, California. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware forum provision and the Federal forum provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware forum provision and the federal forum provision may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the State of California. In addition, these forum selection clauses in our bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal forum provision. If the Federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the Northern District of California may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the success, cost and timing of our product development activities and clinical trials of our lead product candidate, PLN-74809, as well as PLN-1474 and our other product candidates;

•	the outbreak of the novel coronavirus disease, COVID-19, pandemic which has had an adverse impact on our business, including our preclinical studies and clinical trials;

•	ours or our current or future collaborators plans to initiate, recruit and enroll patients in, and conduct our clinical trials at the pace that we project;

•	our plans and strategy to obtain and maintain regulatory approvals of our product candidates;

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our plans and strategy to obtain funding for our operations, including funding necessary to complete further development and, upon successful development, if approved, commercialize any of our product candidates;

•	the potential benefit of orphan drug designations for PLN-74809;

•	our ability to compete with companies currently marketing or engaged in the development of treatments for fibrosis;

•	our plans and strategy regarding obtaining and maintaining intellectual property protection for our product candidates and the duration of such protection;

•	our plans and strategy regarding the manufacture of our product candidates for clinical trials and for commercial use, if approved;

•	our dependence on current and future collaborators for developing, obtaining regulatory approval for and commercializing product candidates in the collaboration;

•	our receipt and timing of any milestone payments or royalties under any current of future research collaboration or license agreements or arrangements;

•	our plans and strategy regarding the commercialization of any products that are approved for marketing;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets, either alone or in combination with others;

•	our ability to attract and retain qualified employees and key personnel;

•	our expectations regarding government and third-party payor coverage and reimbursement; and

•	our expected use of the proceeds from this offering and the Concurrent Private Placement.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in the section entitled “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we assume no obligation to update or revise any forward-looking statements except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon these statements.

MARKET AND INDUSTRY DATA AND FORECASTS

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 6,000,000 shares of our common stock in this offering will be approximately $78.8 million, or approximately $91.3 million if the underwriters exercise in full their option to purchase 900,000 additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive net proceeds of $10.0 million from the sale of shares of our common stock to Novartis, in the Concurrent Private Placement, based on the assumed initial public offering price of $15.00 per share, for aggregate net proceeds to be raised by us in this offering and the Concurrent Private Placement of $88.8 million.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming completion of the Concurrent Private Placement. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $14.0 million, assuming the assumed initial public offering price to the public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our future access to capital markets.

We currently intend to use the net proceeds from this offering and the Concurrent Private Placement, together with our existing cash, cash equivalents and short-term investments as follows:

•	approximately $70.0 million to fund the clinical development of our lead product candidate, PLN-74809, including for conducting our Phase 2a clinical trials in IPF and PSC;

•	approximately $15.0 million to fund the preclinical development of our early-stage programs in oncology and muscular dystrophy; and

•	the remainder, if any, for additional early-stage research and development activities, business development activities, working capital and other general corporate purposes.

In addition, under our license agreement with UCSF, we are required to pay a sum of $2.4 million, based on the assumed sale of 6,000,000 shares of common stock in this offering and an assumed offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. We plan to make this payment shortly following the completion of this offering from our existing cash resources.

Based on our current plans, we believe our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering and the Concurrent Private Placement, will be sufficient to fund our operating expenses and capital expenditure requirements into 2023.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate such opportunities and engage in related discussions with third parties from time to time.

The expected use of net proceeds from this offering and the Concurrent Private Placement represents our intentions based upon our present plans and business conditions. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and short-term investments and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials and the timing of regulatory submissions. Accordingly, we will have broad discretion in using these proceeds.

Pending the uses described above, we plan to invest the net proceeds of this offering and the Concurrent Private Placement in short- and immediate- term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short term investments and our capitalization as of March 31, 2020:

•	on an actual basis;

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on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 22,432,029 shares of our common stock as if such conversion had occurred as of March 31, 2020, (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and (iii) the receipt of $27.8 million in payments under the Novartis Agreement in the second quarter of 2020; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of 6,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (iii) our sale of $10.0 million of shares of common stock in the Concurrent Private Placement to Novartis (or 666,666 shares at the assumed initial public offering price of $15.00 per share); and (iv) the payment of the milestone payment of $2.4 million in the second quarter of 2020 to the UC Regents, calculated using a price per share of $15.00, the midpoint of the price range set forth on the cover of this prospectus, multiplied by 162,738, an amount determined by calculating 2.0% of the Company’s fully diluted outstanding shares as of a date defined in the license agreement with UCSF. See Note 7 to our condensed financial statements included elsewhere in this prospectus for additional information.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth in the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$141,431	$169,254	$260,636

Redeemable convertible preferred stock, par value $0.0001 per share; 160,501,221 shares authorized, 160,389,279 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$238,313	$—	—
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; 210,000,000 shares authorized, 1,906,349 shares issued and outstanding, actual; 300,000,000 shares authorized, 24,576,346 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 31,243,012 shares issued and outstanding, pro forma as adjusted(2)	1	3	4
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	455	238,766	327,543
Accumulated deficit	(65,266)	(65,266)	(67,807)
Accumulated other comprehensive gain	59	59	59

Total stockholders’ (deficit) equity	(64,751)	173,562	259,799

Total capitalization	$173,562	$173,562	$259,799

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and the Concurrent Private Placement, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $14.0 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Shares issued and outstanding, pro forma and pro forma as adjusted includes 237,997 unvested restricted shares subject to repurchase.

The number of shares of common stock issued and outstanding pro forma and pro forma as adjusted in the table above is based on 24,576,346 shares of common stock (including our redeemable convertible preferred stock on an as-converted basis) outstanding as of March 31, 2020, and excludes:

•

2,607,939 shares of common stock issuable upon exercise of outstanding options issued as of March 31, 2020 under our 2015 Plan, at a weighted-average exercise price of $4.69 per share, or pursuant to rights to purchase restricted stock at a weighted average purchase price of $0.08 per share;

•

1,047,247 shares of common stock reserved for future issuance under our 2015 Plan as of March 31, 2020, which shares will no longer be reserved upon the effectiveness of our 2020 Plan as described below;

•

4,200,000 shares of our common stock reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

700,000 shares of our common stock reserved for future issuance under our 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

Our 2020 Plan and 2020 ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2020 Plan and 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Compensation Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book (deficit) value per share of our common stock immediately after this offering and the Concurrent Private Placement.

Our historical net tangible book value (deficit) per share as of March 31, 2020 is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock, which are not included within stockholders’ deficit, by the number of shares of common stock outstanding as of such date. Our historical net tangible book value (deficit) was $(64.8) million, or $(33.97) per share as of March 31, 2020.

Our pro forma net tangible book value (deficit) as of March 31, 2020 was $173.6 million, or $7.06 per share. Our pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2020, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, unvested outstanding restricted shares and outstanding shares of common stock as of March 31, 2020 into an aggregate of 24,576,346 shares of common stock, which conversion will occur immediately prior to the completion of this offering.

Our pro forma as adjusted net tangible book value (deficit) represents our pro forma net tangible book (deficit) value, plus the effect of (i) the sale of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the sale of shares of common stock in the Concurrent Private Placement to Novartis at an assumed initial public offering price of $15.00 per share and (iii) the payment of the milestone payment of $2.4 million in the second quarter of 2020 to the UC Regents, calculated using a price per share of $15.00, the midpoint of the price range set forth on the cover of this prospectus, multiplied by 162,738, an amount determined by calculating 2.0% of the Company’s fully diluted outstanding shares as of a date defined in the license agreement with UCSF. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $259.8 million, or $8.31 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing stockholders and an immediate dilution in net tangible book value of $6.69 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of March 31, 2020	$(33.97)
Pro forma increase in net tangible book value (deficit) per share as of March 31, 2020	41.03

Pro forma net tangible book value (deficit) per share as of March 31, 2020	7.06

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering and to Novartis in the Concurrent Private Placement	1.25

Pro forma as adjusted net tangible book value (deficit) per share after this offering and the Concurrent Private Placement		8.31

Dilution per share to new investors participating in this offering and to Novartis in the Concurrent Private Placement		$6.69

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering and the Concurrent Private Placement would be $8.47 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.16 per share and the dilution to new investors purchasing shares in this offering would be $6.53 per share.

Each $1.00 increase or decrease in the assumed public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $5.6 million, or $0.18 per share, and dilution per share to investors in this offering and the Concurrent Private Placement by $0.82 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same assuming the number of shares sold in our Concurrent Private Placement are increased or decreased accordingly, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $14.0 million, or approximately $0.17 per share and would increase or decrease, as applicable, dilution per share to investors in this offering and the Concurrent Private Placement by approximately $0.19 per share, assuming the assumed initial public offering price per share remains the same and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering and the Concurrent Private Placement would be decreased or increased, as applicable, accordingly by $0.16 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.16 per share and the dilution to new investors purchasing shares in this offering and the Concurrent Private Placement would be $0.16 per share.

The following table shows, as of March 31, 2020, on a pro forma as adjusted basis described above (but before deducting underwriting discounts and commissions and estimated offering expenses payable by us), the differences between the existing stockholders and the purchasers of shares in this offering and the Concurrent Private Placement with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering and the Concurrent Private Placement(1)	24,576,346	78.7%	$225,001,453	69.2%	$9.16
New investors participating in this offering and the Concurrent Private Placement	6,666,666	21.3%	99,999,990	30.8%	$15.00

Total	31,243,012	100%	$325,001,443	100%	$10.40

(1)	Certain of our principal stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing a substantial amount of the shares of our common stock offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering.

The foregoing tables and calculations (other than the historical net tangible book value (deficit) calculations) are based on 24,576,346 shares of common stock (including our redeemable convertible preferred stock on an as converted basis) outstanding as of March 31, 2020 and excludes:

•

2,607,939 shares of common stock issuable upon exercise of outstanding options issued as of March 31, 2020 under our 2015 Plan, at a weighted-average exercise price of $4.69 per share, or pursuant to rights to purchase restricted stock at a weighted average purchase price of $0.08 per share;

•

1,047,247 shares of common stock reserved for future issuance under our 2015 Plan as of March 31, 2020, which shares will no longer be reserved upon the effectiveness of our 2020 Plan as described below;

•

4,200,000 shares of our common stock reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part; and

•

700,000 shares of our common stock reserved for future issuance under our 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part.

Our 2020 Plan and 2020 ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder and our 2020 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2020 Plan and 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Compensation Plans.”

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock or convertible debt in the future, there will be further dilution to investors participating in this offering and the Concurrent Private Placement.

SELECTED FINANCIAL DATA

The following tables present selected financial data for our business. We have derived the summary statements of operations and balance sheets data for the years ended December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2019 and 2020, and the summary balance sheet data as of March 31, 2020 from our unaudited condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as our audited financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our operating results for the three months ended March 31, 2020 are not necessarily indicative of the actual or expected results for the full year ending December 31, 2020 or any other interim periods or any future period. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations.”

(In thousands, except share and per share amounts)	Years Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
Statements of Operations Data:
Revenue—related party	$—	$57,052	$—	$28,938
Operating expenses:
Research and development	(24,415)	(47,353)	(11,749)	(13,919)
General and administrative	(6,500)	(10,930)	(2,601)	(4,011)

Total operating expenses	(30,915)	(58,283)	(14,350)	(17,930)

(Loss) profit from operations	(30,915)	(1,231)	(14,350)	11,008
Interest income	688	816	313	209
Other income (expense), net	(49)	(216)	14	(188)

Net (loss) income	$(30,276)	$(631)	$(14,023)	$11,029

Accretion to redemption value and cumulative dividends on redeemable convertible preferred	(4,876)	(6,225)	(1,344)	—
Less: Undistributed earnings to preferred shareholders	—	—	—	(11,029)

Net (loss) income attributable to common stockholders	$(35,152)	$(6,856)	$(15,367)	$—

Net (loss) income per share attributable to common stockholders:
Basic(1)	$(30.16)	$(4.22)	$(10.90)	$—

Diluted(1)	$(30.16)	$(4.22)	$(10.90)	$—

Weighted-average shares used in computing net (loss) income per share attributable to common stockholders:
Basic(1)	1,165,454	1,623,358	1,409,697	1,897,669

Diluted(1)	1,165,454	1,623,358	1,409,697	1,897,669

Pro forma net (loss) income per share attributable to common stockholders:
Basic(1)		$(0.04)		$0.51

Diluted(1)		$(0.04)		$0.48

(In thousands, except share and per share amounts)	Year Ended December 31, 2019	Three Months Ended March 31, 2020

Weighted-average shares outstanding used in computing pro forma net (loss) income per share attributable to common stockholders:
Basic(1)	16,510,084	21,829,723
Diluted(1)	16,510,084	22,861,086

(1)	See Notes 2 and 16 to our audited financial statements and to our condensed financial statements included elsewhere in the prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share, pro forma net income per share and the weighted-average number of shares used in the computation of the per share amounts.

(In thousands)	As of December 31,		As of March 31,
	2018	2019	2020
Balance Sheets Data:
Cash, cash equivalents and short-term investments	$60,949	$102,773	$141,431
Working capital(1)	56,649	103,728	166,515
Total assets	66,529	119,064	184,057
Redeemable convertible preferred stock	132,103	186,275	238,313
Accumulated deficit	(71,470)	(76,295)	(65,266)
Total stockholders’ deficit	(71,469)	(76,295)	(64,751)

(1)	We define working capital as current assets less current liabilities. See our financial statements and related notes appearing elsewhere in this prospectus for details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors.”

Overview

We are a clinical stage biopharmaceutical company focused on discovering and developing novel therapies for the treatment of fibrosis. Our initial focus is on treating fibrosis by inhibiting integrin-mediated activation of TGF-ß. We have applied our deep understanding of fibrosis biology, along with our medicinal chemistry and translational medicine expertise to develop a set of proprietary tools designed to discover and de-risk product candidates quickly and efficiently. Our wholly-owned lead product candidate, PLN-74809, is an oral small-molecule dual selective inhibitor of avß6 and avß1 integrins that we are developing for the treatment of idiopathic pulmonary fibrosis, or IPF, and primary sclerosing cholangitis, or PSC. We have completed a Phase 1a SAD/MAD trial and a Phase 1b proof-of-mechanism trial of PLN-74809 in IPF. We are recruiting two Phase 2a trials of PLN-74809 in IPF. We submitted an IND for PLN-74809 for the treatment of PSC in March 2020, and plan to initiate a Phase 2a PSC trial in the second half of 2020, subject to the impact of the COVID-19 pandemic. Our second product candidate, PLN-1474, is a small-molecule selective inhibitor of avß1 for the treatment of liver fibrosis associated with NASH, which we have partnered with Novartis. PLN-1474 is currently undergoing a Phase 1 trial with top-line data expected by the end of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. In addition to our clinical programs, we currently have preclinical integrin-based programs targeting oncology and muscular dystrophies.

In October 2019, we entered into a Collaboration and License Agreement with Novartis, or the Novartis Agreement, for the development and commercialization of our then preclinical product candidate, PLN-1474 and up to three integrin research targets. PLN-1474 is an internally discovered small molecule selective inhibitor of integrin avß1, currently being developed for the treatment of liver fibrosis associated with nonalcoholic steatohepatitis, or NASH. In December 2019, we received an upfront license payment of $50.0 million for the worldwide exclusive license to PLN-1474. During the second quarter of 2020, we received $27.8 million in payments from Novartis. Pursuant to the Novartis Agreement, we expect to receive research and development funding totaling $19.6 million for PLN-1474 development services and funding of up to $13.4 million for option research and development services on the integrin research targets. Additionally, we are eligible to receive developmental, regulatory and commercial milestone payments of up to $416.0 million in total, if defined development, regulatory and commercialization milestones are achieved and tiered royalties, on a product-by-product basis based on annual nets sales of products, at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs.

On December 19, 2019, we issued 26.4 million shares of Series C redeemable convertible preferred stock, or the Series C Funding, for aggregate cash proceeds of $48.2 million. Novartis purchased 10.9 million shares of the December 19, 2019 Series C redeemable convertible preferred stock offering at $1.83 per share, which as at fair value as the Company sold Series C redeemable convertible preferred stock investor which is at arms-length transaction as $1.83 per share was the purchase price paid for shares by other unrelated investors who participated in the funding round. In February 2020, we issued an additional 28.5 million shares of Series C redeemable convertible preferred stock for aggregate cash proceeds of $52.2 million.

Since our inception in 2015, our operations have included organizing and hiring personnel for our company, business planning, raising capital, establishing our intellectual property portfolio and performing research and development of TGF-ß signaling and integrin biology, medicinal chemistry, translational screening technologies, and clinical insights to create tissue-specific inhibitors of fibrotic diseases.

We have incurred net losses since inception and expect to incur losses in the future as we continue our research and development activities. To date, we have funded our operations primarily through private placements of our redeemable convertible preferred stock and from revenue generated from the Novartis Agreement.

To date, all our revenue has solely been generated from the Novartis Agreement. We expect revenue will continue to fluctuate from period to period and there can be no assurance that we will generate other revenue, that we will enter into new collaborations, or that new or existing collaborations will continue beyond their initial terms or that we will be able to meet the milestones specified in these agreements.

Since our inception, we have incurred significant operating losses. Our net loss was $30.3 million and $0.6 million for the years ended December 31, 2018 and December 31, 2019 and our net income was $11.0 million for the three months ended March 31, 2020. As of December 31, 2018, December 31, 2019 and March 31, 2020, we had an accumulated deficit of $71.5 million, $76.3 million and $65.3 million, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future. In addition, we anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•	advance the development of our lead product candidate, PLN-74809, through clinical development, and, if approved by the FDA, commercialization;

•	advance our other preclinical development programs into clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	increase the amount of research and development activities to identify and develop product candidates;

•	hire additional clinical, quality control and scientific personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio;

•

establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties; and

•	invest in or in-license other technologies or product candidates.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for PLN-74809 or any of our other product candidates. In addition, if we obtain regulatory approval for PLN-74809 or any of our other product candidates and do not enter into one or more collaborations with third-parties for commercialization, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings, government funding arrangements, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development and the economic and developmental uncertainty arising from the COVID-19 pandemic, we may be unable to accurately predict the timing or magnitude of all expenses. Even if we can generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2020, we had cash, cash equivalents and short-term investments of $141.4 million. We expect to continue to incur losses for the foreseeable future and will require additional financial resources to continue to advance our products and intellectual property. We believe that the net proceeds from this offering and the Concurrent Private Placement, together with our existing cash, cash equivalents and short term investments, will enable us to fund our operating expenses and capital expenditure requirements into 2023. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus, or COVID-19, as a pandemic, which continues to spread throughout the United States and worldwide. We could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. Among other things, our clinical trials have been and may continue to be delayed, extending the timelines and increasing the overall costs to finish the clinical trials, as our fixed costs are not substantially reduced while the clinical trials are delayed. The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining a strong balance sheet, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from a business and financial perspective relating to COVID-19.

Financial Operations Overview

Revenue—Related Party

In October 2019, we entered into the Novartis Agreement for the development and commercialization of our then preclinical product candidate, PLN-1474 and up to three additional integrin research targets. Under the terms of the Novartis Agreement, in December 2019, Novartis paid Pliant an upfront license fee payment of $50.0 million for the worldwide exclusive license to PLN-1474. Novartis will fund our research and development activities for PLN-1474 through Phase 1 after which Novartis will assume responsibility for all future development, manufacturing and commercialization of PLN-1474. Novartis will also fund the research and development activities associated with the integrin research targets as outlined in the Novartis Agreement. We are scheduled to receive up to $19.6 million in funding for PLN -1474 development services through Phase 1, and are expected to receive up to $13.4 million in funding for optional development and research services on the integrin research targets. The research and development funding payments are expected to be paid periodically throughout 2020, 2021 and 2022. We are eligible for milestone payments of up to $416.0 million in total, if defined developmental, regulatory and commercialization milestones are achieved, and tiered royalties on a product-by-product basis based on annual nets sales of products, at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs. Novartis became a related party to us following its purchase of 10.9 million shares of our Series C redeemable convertible preferred stock on December 19, 2019, representing aggregate holdings of 7.4% and 5.4% of our outstanding shares on a fully diluted basis as of December 31, 2019 and March 31, 2020, respectively. See Notes 6, 9 and 14 to our financial statements included elsewhere in the prospectus for more information.

Operating Expenses

Research and Development

Our research and development expenses consist of expenses incurred in connection with the development of our product candidates. Research and development expenses include:

•	employee-related expenses, which include salaries, benefits and stock-based compensation for our research and development personnel;

•

expenses incurred under agreements with third-party contract organizations for pre-clinical studies, investigative clinical trial sites and consultants that conduct research and development activities on our behalf;

•	costs associated with clinical trials;

•	depreciation of laboratory equipment and costs of equipment and supplies;

•	costs associated with technology and intellectual property licenses; and

•	facilities and other allocated expenses, which include expenses for rent and other facility related costs and other supplies.

The following table summarizes our research and development expenses for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020:

	Years Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Employee related expenses	$6,171	$10,385	$2,227	$3,251
Outside and consulting services for preclinical studies and research and development activities by third party contract organizations	9,849	22,043	5,356	4,995
Clinical trials expenses	482	6,667	2,208	3,515
Depreciation of lab equipment and costs of equipment and supplies	5,084	4,829	1,131	1,191
Technology and intellectual property licenses	229	288	25	7
Facilities and other allocated expenses	2,600	3,141	802	960

Total research and development expenses	$24,415	$47,353	$11,749	$13,919

We expense all research and development costs in the periods in which they are incurred. We do not allocate our costs by product candidates or by preclinical programs as these are in early stages of clinical trials or development, and our internal expenses are not allocated between product candidates and programs. Although external third-party costs are allocable between product candidates and programs, we do not perform this allocation.

During 2018, we were eligible for a research and development tax credit. The tax incentive was available to us based on research and development activity within the United States and California during those years. These research and development tax incentives are recognized as a contra to FICA payroll tax expense when the right to receive has been attained and funds are collectible and is capped at $250,000 per year. In 2019, we longer qualified for the research and development tax credit as we generated revenue in the fourth quarter of 2019. For additional information, see Note 2 to our audited financial statements included elsewhere in this prospectus.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates and our preclinical programs and as they advance into later stages of development. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

General and Administrative

Our general and administrative expenses consist primarily of personnel costs, allocated facilities costs and other expenses for outside professional services, including legal, marketing, investor relations, human resource and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation for our general and administrative personnel. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, The Nasdaq Global Market, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to increase the size of our administrative function to support the growth of our business. In addition, if we obtain regulatory approval for any of our product candidates and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Interest Income

Our interest income consists of interest income earned on cash and cash equivalents, money market funds and short-term investments.

Results of Operations

As described above in “—COVID 19 Pandemic”, the ultimate extent of the impact of any epidemic, pandemic, outbreak or other public health crisis on our results of operations will depend on future developments, which are highly uncertain, including new information that may emerge concerning the severity of the COVID-19 pandemic or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot fully predict the extent to which our business and results of operations will be affected; however we expect the COVID-19 pandemic to impact our operations in several ways. Many clinical trial sites have been impacted by the pandemic, forcing them to delay enrollment in research trials, including ours. This will likely impact the speed of enrollment in our current trials. Additionally, the pandemic has limited our ability to perform basic science R&D in our facilities due to government shelter-in-place orders, ultimately slowing, but not stopping, progress of several early stage projects.

Comparison of the Years Ended December 31, 2018 and 2019

(In thousands, except percentages)	Years Ended December 31,
	2018	2019	$ Change	% Change
Revenue—related party	$—	57,052	$57,052	NM
Operating expenses:
Research and development	(24,415)	(47,353)	(22,938)	94.0%
General and administrative	(6,500)	(10,930)	(4,430)	68.2%

Total operating expenses	(30,915)	(58,283)	(27,368)	88.5%

Loss from operations	(30,915)	(1,231)	29,684	(96.0)%
Interest income	688	816	128	18.6%
Other expense, net	(49)	(216)	(167)	NM

Net loss	$(30,276)	$(631)	$29,645	(97.9)%

NM:	Results not meaningful

Revenue - Related Party

Revenue-related party consists primarily of revenue generated from the Novartis Agreement. The increase of $57.1 million in revenue-related party for the year ended December 31, 2019 compared to year ended December 31, 2018 was due to the recognition of $50.0 million in upfront license fee revenue and $7.1 million in research and development services revenue. We anticipate revenue over the next several years will be derived primarily from the Novartis Agreement as we continue to recognize revenue-related party from research and development services and from the potential achievement of the Novartis Agreement’s developmental, regulatory and commercial milestones.

Research and Development Expenses

Research and development expenses increased by $22.9 million, or 94.0%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to $18.1 million of increased consulting and outside services costs, $3.7 million of increased compensation costs, $0.5 million of increased rent expense, $0.5 million in increased stock-based compensation costs, $0.4 million of increased depreciation expense, $0.3 million of increased sponsored research expenses and $0.2 million of increased miscellaneous and other expenses partially offset by a decrease in equipment and supplies expense of $0.8 million. Consulting and outside services costs increased due to increased PLN-74809 and PLN-1474 development activities. Compensation costs and stock-based compensation costs increased as a result of increased headcount. Rent expense increased due to the move to new office space in South San Francisco in mid-2018. Depreciation expense increased due to increased leasehold improvements installed at the South San Francisco office. Sponsored research expenses increased due to increased research sponsorship activities with universities in 2019. The reduction in equipment and supplies expense was due to a decrease in purchases of laboratory equipment during the year ended December 31, 2019 when compared to in the year ended December 31, 2018.

General and Administrative Expenses

General and administrative expenses increased by $4.4 million, or 68.2%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to $1.9 million of increased compensation costs, $1.1 million of increased stock-based compensation costs, $0.8 million of increased professional and consulting costs, $0.2 million of increased miscellaneous and other expenses, $0.2 million of increased rent expense, $0.2 million in increased travel expense and $0.1 million of increased equipment and supplies expense. Compensation costs and stock-based compensation costs increased as a result of increased headcount. Professional and consulting costs increased primarily as a result of increased legal, marketing, investor relations and accounting fees. Travel expenses increased primarily due to increased executive travel associated with equity financing initiatives. Equipment and supplies expense increased primarily due to increased purchases of office supplies.

Interest Income

Interest income increased by $0.1 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was attributable to interest income earned on higher cash and cash equivalents balances resulting from preferred stock issuances in the second half of 2019.

Comparison of the Three Months Ended March 31, 2019 and 2020

(In thousands, except percentages)	Three Months Ended March 31,		$ Change	% Change
	2019	2020
Revenue—related party	$—	$28,938	$28,938	NM
Operating expenses:
Research and development	(11,749)	(13,919)	2,170	18.5%
General and administrative	(2,601)	(4,011)	1,410	54.2%

Total operating expenses	(14,350)	(17,930)	3,580	24.9%

Loss from operations	(14,350)	11,008	25,358	NM
Interest income	313	209	(104)	(33.2)%
Other expense/(income), net	14	(188)	(202)	NM

Net (loss)/income	$(14,023)	$11,029	$25,052	NM

NM: Results not meaningful

Revenue—Related Party

Revenue-related party consists primarily of revenue generated from the Novartis Agreement. The increase of $28.9 million in revenue-related party for the three months ended March 31, 2020 compared to three months ended March 31, 2019 was due to us recognizing revenue—related party of $25.0 million as we achieved the first patient dosing milestone of the Novartis agreement. In addition, we also recognized revenue—related party of $3.9 million in funding generated from research and development services performed during the three months ended March 31, 2020. Over the next several years, we expect our revenue will be derived primarily from the Novartis Agreement as we continue to recognize revenue-related party from research and development services funding and from the potential achievement of the Novartis Agreement’s developmental, regulatory and commercial milestones.

Research and Development Expenses

Research and development expenses increased by $2.2 million, or 18.5%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was primarily due to $1.0 million of increased consulting and outside services costs, $1.0 million of increased compensation costs, $0.1 million in increased equipment and supplies costs, $0.1 million in increased stock-based compensation costs, $0.1 million of increased depreciation expense, offset by a $0.1 million in decreased research studies and license fee expenses. Consulting and outside services costs increased due to increased PLN-74809 and PLN-1474 development activities with external vendors. Compensation costs and stock-based compensation costs increased as a result of increased headcount. Depreciation expense increased due to increased leasehold improvements installed at the South San Francisco office.

General and Administrative Expenses

General and administrative expenses increased by $1.4 million, or 54.2%, for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase was primarily due to $0.8 million of increased consulting and outside services costs, $0.3 million of increased compensation costs and $0.3 million of increased charitable contributions, offset by $0.1 million of decreased miscellaneous and other expenses. Compensation costs and stock-based compensation costs increased as a result of increased headcount.

Interest Income

Interest income decreased by $0.1 million for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The decrease was primarily attributable lower interest rates in the three months ended March 31, 2020 when compared to the corresponding period in 2019.

Liquidity and Capital Resources

Overview

As of March 31, 2020, we had cash, cash equivalents and short-term investments of $141.4 million.

Due to the COVID-19 pandemic, our clinical trials with universities were temporarily delayed and our ability to identify and enroll patients in future clinical trials may become more difficult and costly. Our liquidity and financial condition evaluation includes an estimate of the financial impact of the delay in clinical trials and increased patient enrollment costs.

Based on our current cash balance and our ability to control discretionary spending, such as research and development expenditures with outside service providers, we have evaluated and concluded our financial condition is sufficient to fund our planned operations, commitments and contractual obligations for a period of at least one year following the date that these financial statements are issued. Further, our cash position is expected to improve in 2020, as we raised an additional $52.2 million from the issuance of an additional 28.5 million shares of our Series C redeemable convertible preferred stock in February of 2020, and have achieved the first patient dosing milestone of the Novartis Agreement triggering the receipt of a $25.0 million payment which was received from Novartis in the second quarter of 2020 along with an additional $2.8 million representing amounts recorded to revenue for prior periods.

Funding Requirements

Our primary use of cash is to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and prepaid expenses.

Our future funding requirements will depend on many factors, including the following:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates;

•	the clinical development plans we establish for these product candidates;

•	the timelines of our clinical trials and the overall costs to finish the clinical trials due to the COVID-19 pandemic;

•	the number and characteristics of product candidates that we develop;

•	the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, and other comparable foreign regulatory authorities;

•	whether we enter into any collaboration agreements and the terms of any such agreements;

•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

Further, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.

If we need to raise additional capital to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies, clinical trials, research and development programs or commercialization efforts. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations and other licensing arrangements. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us.

Cash Flows

Comparison of the Years Ended December 31, 2018 and 2019

The following summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2018	2019
Cash used in operating activities	$(28,328)	$(2,750)
Cash used in investing activities	(2,323)	(17,931)
Cash provided by financing activities	87,349	45,539

Net increase in cash and cash equivalents	$56,698	$24,858

Cash Used in Operating Activities

Net cash used in operating activities was $2.8 million for the year ended December 31, 2019 and $28.3 million for the year ended December 31, 2018.

Cash used in operating activities in the year ended December 31, 2019 was primarily due to our net loss for the period of $0.6 million adjusted by non-cash charges of $2.9 million and net change of $5.1 million in our net operating assets and liabilities. The non-cash charges consisted of $1.1 million of depreciation expense and $1.8 million of stock-based compensation expense. The changes in our net operating assets and liabilities were primarily due to an increase of $7.1 million in accounts receivable, an increase of $1.5 million in prepaid expense and other current assets, a decrease of $1.3 million in accounts payable, partially offset by an increase of $4.3 million in accrued expenses, a decrease of $0.2 million in other non-current assets and a decrease of $0.2 million in tax credit receivable.

Cash used in operating activities in the year ended December 31, 2018, was primarily due to our net loss for the year of $30.3 million adjusted by non-cash charges of $0.9 million and a net change of $1.1 million in our net operating assets and liabilities. The non-cash charges consisted of $0.7 million of depreciation expense and $0.2 million of stock-based compensation expense. The changes in our net operating assets and liabilities were primarily due to an increase of $1.5 million in accounts payable and accrued expenses and $0.4 million increase in deferred rent and other long-term liabilities, partially offset by a decrease of $0.8 million in other non-current assets, prepayments and tax credit receivable.

Cash Used in Investing Activities

During the years ended December 31, 2019 and 2018, cash used in investing activities was $17.9 million and $2.3 million, respectively. Cash used in investing activities for the year ended December 31, 2019 was primarily due to the purchase of short-term investments of $51.7 million, purchases of property, plant and equipment of $1.0 million and $0.3 million of accretion of short-term investments, partially offset by $35.0 million in maturities of short term investments . Cash used in investing activities for the year ended December 31, 2018 was primarily resulting from the purchase of laboratory equipment and leasehold improvements.

Cash Provided by Financing Activities

During the year ended December 31, 2019, cash provided by financing activities was $45.5 million. Cash provided by financing activities for the year ended December 31, 2019 was primarily due to net proceeds from the issuance of our Series C redeemable convertible preferred stock financing of $47.9 million and proceeds from the exercise of stock options of $0.2 million, partially offset by the payment of deferred offering costs of $2.6 million.

During the year ended December 31, 2018, cash provided by financing activities was $87.3 million of net proceeds from the issuance of shares of Series A and Series B redeemable convertible preferred stock.

Comparison of the Three Months Ended March 31, 2019 and 2020

The following summarizes our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,
	2019	2020
Cash used in operating activities	$(10,847)	$(12,766)
Cash used in investing activities	(27,417)	(11,373)
Cash provided by (used in) financing activities	(127)	51,700

Net increase (decrease) in cash and cash equivalents	$(38,391)	$27,561

Cash Used in Operating Activities

Net cash used in operating activities was $12.8 million for the three months ended March 31, 2020 and $10.8 million for the three months ended March 31, 2019.

Cash used in operating activities in the three months ended March 31, 2020 was primarily due to our net income for the period of $11.0 million adjusted by non-cash charges of $0.7 million and net change of $24.5 million in our net operating assets and liabilities. The non-cash charges consisted of $0.3 million of depreciation expense and $0.4 million of stock-based compensation expense. The changes in our net operating assets and liabilities were primarily due to an increase of $24.7 million in accounts receivable, an increase of

$0.9 million in prepaid expenses and other current assets, a decrease of $0.4 million in accrued expenses, partially offset by an increase of $1.2 million in accounts payable and a $0.2 million decrease in other non-current assets.

Cash used in operating activities in the three months ended March 31, 2019 was primarily due to our net loss for the period of $14.0 million adjusted by non-cash charges of $0.6 million and net change of $2.6 million in our net operating assets and liabilities. The non-cash charges consisted of $0.3 million of depreciation expense and $0.3 million of stock-based compensation expense. The changes in our net operating assets and liabilities were primarily due to an increase of $2.9 million in accounts payable and accrued expenses, partially offset by an increase of $0.3 million in other non-current assets, prepayments and a tax credit receivable.

Cash Used in Investing Activities

During the three months ended March 31, 2020 and 2019, cash used in investing activities was $11.4 million and $27.4 million, respectively. Cash used in investing activities for the three months ended March 31, 2020 was primarily due to the purchase of short-term investments of $11.0 million and purchases of property and equipment of $0.3 million. Cash used in investing activities for the three months ended March 31, 2019 was primarily due to the purchase of short-term investments of $27.2 million and purchases of property and equipment of $0.3 million.

Cash Provided by (Used in) Financing Activities

During the three months ended March 31, 2020, cash provided by financing activities was $51.7 million. Cash provided by financing activities for the three months ended March 31, 2020 was primarily due to net proceeds from the issuance of our Series C redeemable convertible preferred stock financing of $52.0 million, partially offset by the payment of deferred offering costs of $0.4 million.

During the three months ended March 31, 2019, cash used in financing activities was $0.1 million for payment of deferred offering costs.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2019 (in thousands):

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Operating lease	$1,959	$4,125	$4,418	$1,143	$11,645

Total obligations	$1,959	$4,125	$4,418	$1,143	$11,645

We enter into contracts in the normal course of business with third-party contract organizations for clinical trials, non-clinical studies and testing, manufacturing and other services and products. These contracts generally provide for termination following a certain period after notice and therefore we believe that our cancelable obligations under these agreements are not material and they are not included in the table above.

We have not included milestone or royalty payments or other contractual payment obligations in the table above if the timing and amount of such obligations are unknown or uncertain.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements or holdings in any variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We had cash, cash equivalents and short-term investments of $141.4 million as of March 31, 2020 which consisted of bank deposits and highly liquid money market funds. Historical fluctuations in interest rates have not been significant for us. We had no outstanding debt as of March 31, 2020. Due to the short-term maturities of our cash equivalents, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents. To minimize the risk in the future, we intend to maintain our portfolio of cash equivalents in institutional market funds that are composed of U.S. Treasury and U.S. Treasury-backed repurchase agreements or short-term U.S. Treasury securities. We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

As of March 31, 2020, all of our revenue to date has been generated from the Novartis Agreement. Effective January 1, 2018, we adopted the provisions of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) using the full retrospective transition method. We did not have any prior collaboration agreements and did not recognize revenue during the year ended December 31, 2018.

Under Topic 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of Topic 606, we perform the following five steps: (i) identification of the contract(s) with the customer, (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations, (iii) measurement of the transaction price, (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to our customer.

Identification of the Contracts with the Customers

We evaluate every contract to determine whether it in its entirety or in part represent a contract with a customer, or a collaboration agreement and, based on this determination, apply appropriate accounting guidance.

We account for a contract with a customer that is within the scope of Topic 606 when all of the following criteria are met: (i) the arrangement has been approved by the parties and the parties are committed to perform their respective obligations, (ii) each party’s rights regarding the goods or services to be transferred can be identified, (iii) the payment terms for the goods or services to be transferred can be identified, (iv) the arrangement has commercial substance and (v) collection of substantially all of the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer is probable.

Identification of the Performance Obligations

The promised goods or services in our collaboration and option arrangements consist of research and development services. The arrangements also have options for additional items (i.e., license rights). Options are considered to be marketing offers and are to be accounted for as separate contracts when the customer elects such options, unless we determine the option provides a material right which would not be provided without entering into the contract. The determination as to whether such options are material rights requires significant management judgment, and management considers factors such as other similar arrangements, market data and the terms of the contractual arrangement to make such conclusion. Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying intellectual property, the capabilities of our customer to develop the intellectual property on their own and whether the required expertise is readily available.

Determination of the Transaction Price

We estimate the transaction price based on the amount of consideration we expect to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of the potential payments and the likelihood that the payments will be received. We utilize either the most likely amount method or expected value method to estimate the transaction price based on which method better predicts the amount of consideration expected to be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.

All contingent future payments, which include research, development, regulatory, and sales-based royalty payments, have not been considered in the initial analysis, as they are contingent upon option(s) being exercised or are subject to significant risk of achievement.

Allocation of Transaction Price

We allocate the transaction price based on the estimated standalone selling price. We must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. We utilize key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts we would expect to receive for satisfying each performance obligation.

Recognition of Revenue

We considered the license to PLN-1474 as functional intellectual property, as when control of the license was transferred to Novartis at the inception of the Novartis Agreement, Novartis had the right to access its technology and it was functional. The license was distinct from the research and development services as the services are not transformative in nature. As such, under Topic 606, the Company determined the $50.0 million was standalone selling price PLN-1474 license and was recorded to revenue at the inception of the Novartis Agreement.

We recognize revenue as we perform the research and development services based on an input method, as such costs have direct relationship between our effort and the progress made towards satisfying its performance obligations to Novartis.

Accrued Research and Development Costs

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include the conduct of clinical studies and preclinical studies. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities in the balance sheets and within research and development expense in the statements of operations and comprehensive (loss) income. These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on factors such as estimates of the work completed and in accordance with agreements established with these third-party service providers. Any payments made in advance of services provided are recorded as prepaid assets, which are expensed as the contracted services are performed.

We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. If we under estimate or over estimate the level of services performed or the costs of these services, our accrued expenses could differ from our estimates. For the periods presented, we have experienced no material differences between our accrued expenses and actual expenses.

Stock-Based Compensation

We recognize compensation costs related to stock awards and stock options granted to employees, nonemployees and directors based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service periods, which are generally the vesting period of the respective awards. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model requires the use of subjective assumptions which determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include:

•	Fair value of common stock—See “Determination of the Fair Value of Our Common Stock” below.

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for our stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method, as allowed by the SEC.

•

Expected volatility—Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage in the life cycle or area of specialty. We will continue to apply this process until enough historical information regarding the volatility of our own stock price becomes available.

•

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

Determination of the Fair Value of Our Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For stock awards and options granted in 2018 and 2019, we considered the use of the Income and Market approaches. Under the income approach, the cash generating ability of the company is valued. This approach focuses on determining a forecast benefit stream that is reflective of the subject company’s most likely future performance. The forecast benefit stream is then discounted to present value based on the appropriate risk-adjusted discount rate or capitalization rate.

Under the Market approach, we referenced actual transactions involving our company or similar assets and/or enterprises. The Market approach generally consists of two primary methodologies: The Guideline Comparables Method, or GCM and the Guideline Transaction Method, or GTM. The GCM involves identifying and selecting publicly traded companies or guideline public companies, or Guideline Public Companies, with financial and operating characteristics like the subject being valued, and subsequently deriving multiples and other metrics from such Guideline Public Companies to apply to the subject being valued.

Taking the stage of our development into consideration and expected liquidity events into account, we elected not to rely upon a pure application of the Income or Market valuation approaches. We determined that the PWERM was more appropriate to value our equity classes as the approach is based upon an analysis of future values for the entire enterprise assuming various future outcomes. We did consider elements of the Income and Market approaches for gauging the appropriateness of certain PWERM inputs and assumptions.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be as a date later than the most recent third-party valuation date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of pre-clinical and planned clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company considering prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of our stock awards and options to determine whether to use the latest common stock valuation or an interpolated fair value between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

As of December 31, 2019, there was $0.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 2.2 years related to restricted stock awards. As of December 31, 2019, there was $4.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 3.0 years related to stock options.

As of March 31, 2020, there was $0.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 1.9 years related to restricted stock awards. As of March 31, 2020, there was $8.9 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 3.3 years related to stock options. Based upon the assumed initial public offering price of $15.00, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of March 31, 2020 was $26.9 million, $22.4 million of which related to unvested options.

Recent Accounting Pronouncements

See Note 2 to our condensed financial statements appearing elsewhere in this prospectus for more information.

Emerging Growth Company Status and JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and adopt ASU No. 2016-02 (Topic 842), Leases when the standard is effective for private companies which is for fiscal years beginning after December 15, 2020. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we intend to rely on such exemptions, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Business

Overview

We are a clinical stage biopharmaceutical company focused on discovering and developing novel therapies for the treatment of fibrosis. Our initial focus is on treating fibrosis by inhibiting integrin-mediated activation of TGF-ß. We have applied our deep understanding of fibrosis biology, along with our medicinal chemistry and translational medicine expertise to develop a set of proprietary tools designed to discover and de-risk product candidates quickly and efficiently. Our wholly-owned lead product candidate, PLN-74809, is an oral small-molecule dual selective inhibitor of avß6 and avß1 integrins that we are developing for the treatment of idiopathic pulmonary fibrosis, or IPF, and primary sclerosing cholangitis, or PSC. We have completed a Phase 1a SAD/MAD trial and a Phase 1b proof-of-mechanism trial of PLN-74809 in IPF and are recruiting two Phase 2a trials in IPF. We submitted an IND for PLN-74809 for the treatment of PSC in March 2020, and plan to initiate a Phase 2a PSC trial in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. Our second product candidate, PLN-1474, is a small-molecule selective inhibitor of avß1 for the treatment of stage liver fibrosis associated with NASH, which we have partnered with Novartis. PLN-1474 is currently undergoing a Phase 1 trial testing with top-line data expected by the end of 2020, subject to the impact of the COVID-19 pandemic. In addition to our clinical programs, we currently have preclinical integrin-based programs targeting oncology and muscular dystrophies.

Fibrosis refers to the abnormal thickening and scarring of connective tissue due to the production and deposition of excess collagen in the extra-cellular matrix. Fibrosis can occur in many different tissues including lung, liver, kidney, muscle, skin and the gastrointestinal tract, and often causes severe and debilitating disease potentially leading to organ failure and death. Fibrosis has historically proven difficult to treat, which we believe is due to the complexity of the disease biology and the challenge of targeting fibrotic tissues selectively without affecting healthy tissues.

We believe that tissue-specific inhibition of TGF-ß may hold the key to successfully treating fibrosis. In normal tissues TGF-ß is activated in response to tissue injury which initiates a cascade that results in collagen production and, ultimately, scar formation to heal the tissue. In fibrosis, however, TGF-ß signaling becomes dysregulated, with TGF-ß being continuously activated, leading to excess collagen deposition, even in the absence of acute tissue injury. TGF-ß, while implicated in fibrosis pathophysiology, is expressed and intermittently activated across all tissue types and plays important, context-specific roles in tissue homeostasis. Therefore, TGF-ß cannot be blocked systemically without disrupting these homeostatic functions and causing significant toxicities. To more precisely treat fibrosis in specific tissues, we believe it is crucial to discover and treat the underlying mechanism causing excess TGF-ß activation.

Our scientific founders are pioneers in elucidating the role of specific extracellular receptors known as integrins as a key element in the activation of TGF-ß. While the role of integrins in TGF-ß activation has been well-characterized over the past 10 years, integrins have historically been difficult to target therapeutically using small-molecules due to the difficulty of engineering molecules with high receptor selectivity and bioavailability. We believe that we have addressed these challenges with our platform. We have built a library of compounds that includes bioavailable, selective and potent inhibitors of multiple integrins that may be used to target a range of fibrotic diseases across different tissues.

Our Pipeline

Our lead wholly-owned product candidate, PLN-74809, is an oral small-molecule, dual-selective inhibitor of avß6 and avß1 that we are advancing in IPF and PSC. While expressed at very low levels in normal tissues, avß6 and avß1 are upregulated in the pulmonary tissues of IPF patients, and in the liver tissues of PSC patients. They both serve as activators of TGF-ß, leading to increased collagen production and fibrosis in these tissues. By blocking TGF-ß activation by both avß6 and avß1, we believe PLN-74809 may slow and potentially halt the progression of fibrosis in these patient populations. PLN-74809 has been granted orphan drug designation by the U.S. Food and Drug Administration, or FDA, for both IPF and PSC.

IPF is the most common and severe form of progressive pulmonary fibrosis, affecting approximately 140,000 patients in the United States. While the underlying cause of IPF is unknown, the course of the disease is well documented, with progressive scarring that destroys the structure and function of the lungs over time. The average life expectancy for patients with confirmed IPF is between three and five years. There are currently two FDA-approved therapies for IPF. Both have shown modest slowing of disease progression. However, both therapies have raised significant safety and tolerability concerns.

PSC is a progressive liver disorder affecting approximately 30,000 to 45,000 patients in the United States. The disease is characterized by fibrosis originating in the bile ducts that ultimately results in bile flow obstruction, or cholestasis, causing liver damage and progressive fibrosis of the liver. Patients have a median survival of 10 to 12 years without intervention and carry high lifetime risk of developing gastrointestinal malignancies. There are currently no FDA-approved therapies for PSC.

In our live human tissue assay, PLN-74809 showed a greater than 50 percent decrease in the expression of pro-fibrotic genes, such as collagen type I alpha1 chain, or COL1A1, and collagen type 3 alpha1 chain, or COL3A1, that are responsible for collagen production in human IPF and PSC tissues. Additionally, we have completed a study in non-human primates in which we showed that inhibition of avß6 and avß1 reduced TGF-ß activation by greater than 75% in cells isolated from the lungs after seven days of treatment.

We have completed a Phase 1a single ascending dose, or SAD, multiple ascending dose, or MAD, and food effect clinical trial in which PLN-74809 was shown to be orally bioavailable and generally well tolerated with a half-life that may support once-daily dosing.

We have also completed a Phase 1b proof-of-mechanism trial in healthy volunteers evaluating PLN-74809’s ability to inhibit TGF-ß activation as measured through pSMAD2/3 activation levels. pSMADs act as signaling molecules directly downstream from the TGF-ß receptor, and therefore pSMAD2/3 activation is used as a reliable biomarker for TGF-ß activation. In the Phase 1b trial, PLN-74809 was shown to inhibit TGF-ß activation by up to 70% in alveolar macrophages collected from healthy volunteers, in a dose- and exposure-dependent manner. Additionally, PLN-74809 was well tolerated with only mild adverse events and no drug-related adverse events.

We are recruiting two Phase 2a trials of PLN-74809 in IPF. In the first of these trials, we plan to enroll IPF patients and utilize a positron emission tomography, or PET, ligand to measure avß6 target engagement by PLN-74809 in the lungs post-treatment. The second trial is a 12-week double blind placebo-controlled trial involving IPF patients across four cohorts consisting of three doses of PLN-74809 and one placebo and will evaluate safety, tolerability and pharmacokinetics, or PK. We also plan to employ exploratory efficacy endpoints including Quantitative Lung Fibrosis imaging analysis, biomarkers and pulmonary function. We submitted an IND for PLN-74809 in PSC in March of 2020 and plan to initiate a Phase 2a trial in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. This trial will be a 12-week double blind placebo-controlled trial involving PSC patients across four cohorts consisting of three doses of PLN-74809 and one placebo and will evaluate safety, tolerability and PK. We also plan to employ exploratory efficacy endpoints including biomarkers and evaluation of liver-stiffness.

Our second clinical stage product candidate, PLN-1474, is a small-molecule, selective inhibitor of TGF-ß activation by the integrin avß1, in development for treatment of stage F3/F4 NASH. avß1 serves as an activator of TGF-ß and its expression has been shown to be upregulated in hepatic stellate cells in stage F3 and F4 NASH-associated liver fibrosis. In October 2019, we entered into a collaboration and license agreement with Novartis in which Novartis licensed global rights to PLN-1474.

NASH is a severe form of non-alcoholic fatty liver disease, or NAFLD, that is associated with the development of liver fibrosis and potentially life-threatening liver dysfunction. NASH is highly prevalent, affecting approximately 16.5 million adults in the United States, including approximately 3.3 million with stage F3/F4 fibrosis. Over time, NASH-related liver fibrosis may progress to cirrhosis, resulting in impaired liver function and increased risk of liver-related complications and mortality. There are currently no FDA approved therapies for NASH, and to date investigational NASH therapies have only shown modest anti-fibrotic benefits in clinical trials.

We have shown through our assays of live human fibrotic liver tissue that PLN-1474 is able to decrease the expression of pro-fibrotic genes such as COL1A1, the gene associated with the production of the most abundant type of collagen produced in fibrosis. We have also shown in multiple animal models of NASH that PLN-1474 has a potent anti-fibrotic effect. Despite delays resulting from the COVID-19 pandemic, we are currently conducting a Phase 1 trial of PLN-1474 in healthy volunteers with data expected by the end of 2020.

Pursuant to our collaboration with Novartis, Novartis will reimburse us for all development activities associated with the PLN-1474 Phase 1 trials, and will be responsible for all development and commercialization activities following Phase 1 trials. In addition to PLN-1474, during the research term, Novartis will also collaborate with us on up to three separate integrin research programs. We will be eligible to receive up to $416.0 million in total from various developmental regulatory and commercial milestones as well as tiered royalties, on a product-by-product basis based on annual nets sales of products, at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs.

In addition to our clinical programs, we are developing two additional preclinical integrin-based programs. The first of these is our oncology program. As TGF-ß biology has been elucidated, it has become increasingly understood in the scientific literature that TGF-ß plays an important anti-inflammatory role in the tumor micro-environment, preventing T-cell infiltration and inhibiting release of various cytokines. This mechanism is becoming increasingly recognized as a potential cause of the resistance to checkpoint inhibitors such as anti-PD-

1 therapies seen in many tumors. We are targeting the TGF-ß activating integrin avß8 , which is upregulated in certain tumors with the goal of sensitizing tumors to checkpoint inhibitors. This program has generated positive data in preclinical tumor models and our candidate is currently undergoing IND-enabling studies.

Our second preclinical program is an allosteric agonistic monoclonal antibody against an undisclosed integrin receptor being developed for treatment of muscular dystrophies, including Duchenne Muscular Dystrophy. The target integrin is upregulated on muscle cells across multiple muscular dystrophy indications, acting as a substitute for dystrophin and helping to anchor muscle cells to the extracellular matrix. The program utilizes an allosteric agonistic antibody to activate the target in order to augment the naturally occurring compensatory mechanism. Because the antibody is not mutation specific, it could potentially be effective as a single therapy or in combination with other treatment modalities across multiple muscular dystrophy indications. This program is currently in the candidate selection phase of development.

Pliant was formed to build upon our scientific founders’ pioneering work elucidating the biology of fibrosis and its underlying causes. Our mission is to advance the understanding of fibrosis by building a biology-, chemistry- and screening-based engine to drive drug development across the spectrum of fibrotic diseases. We have established what we believe is a leading capability to both identify relevant fibrosis targets across different tissue types and address those targets with product candidates that have been optimized for potency and selectivity. We have established collaborations with medical research institutions and tissue networks that provide us access to human fibrotic tissue from patients undergoing transplant to use in evaluation of our product candidates and share insights with thought leaders to further engage them in our mission. By refining the development of biology-driven product candidates in our laboratories through testing in freshly obtained human fibrotic tissue, we believe that we may be able to increase the efficiency of our development process and maximize the probability of success.

We have assembled an executive team with highly relevant experience in fibrosis, small-molecule drug discovery and clinical development. Bernard Coulie, M.D., Ph.D., our CEO, has 20 years of experience in drug development, previously serving as CEO and CMO of ActoGeniX, as well as holding senior roles at Johnson & Johnson. Éric Lefebvre, M.D., our Chief Medical Officer, brings deep experience in clinical development in liver disease. He previously served as head of clinical research and development for NASH at Allergan. Prior to Allergan, Dr. Lefebvre led HIV and HCV development at Janssen and later served as CMO at Tobira. We were founded by world-renowned researchers Dean Sheppard, Rik Derynck, Bill DeGrado and Hal Chapman from the University of California, San Francisco, who bring broad experience in fibrosis biology and small-molecule chemistry among other related disciplines.

To date, we have raised over $220 million from investors including Third Rock Ventures, Cowen Healthcare Investments, Eventide Asset Management, Novartis, Redmile Group, Farallon Capital Management, Cormorant Asset Management, Surveyor Capital (a Citadel Company), Logos Capital, Schroder Adveq Management, Menlo Ventures, SCubed Capital and Agent Capital.

Our Strategy

Our goal is to become a world-leading fibrosis company, developing and commercializing disease-modifying therapies across a spectrum of fibrotic diseases. To achieve this, we are focused on the following key strategies:

•

Rapidly advance PLN-74809 in IPF and PSC through clinical development and commercialization.    We are developing our lead oral small-molecule inhibitor of avß6 and avß1 as a novel therapy for both IPF and PSC, each areas of high unmet medical need. Both IPF and PSC are orphan indications that we believe we can commercialize on our own in key geographies using targeted sales forces.

•

Rapidly advance our second product candidate, PLN-1474, through Phase 1 for subsequent trials in NASH associated liver fibrosis.    PLN-1474 is a small-molecule selective inhibitor of avß1 in development for the treatment of stage F3/F4 liver fibrosis associated with NASH, an area of high unmet medical need with no currently FDA-approved treatments. In October 2019, we entered into a license and collaboration agreement with Novartis, or the Novartis Agreement, under which Novartis licensed global rights to PLN-1474. We are currently executing a Phase 1 SAD/MAD trial of PLN-1474. Novartis will reimburse us for all development activities associated with the Phase 1 trials, and will be responsible for all development and commercialization activities following Phase 1.

•

Selectively evaluate additional partnerships in indications and geographies where we believe partners can add significant commercial and/or development capabilities.    Fibrotic diseases represent a broad set of disease indications to pursue. Our focus is to commercialize our assets in orphan fibrosis indications and to selectively work with partners in larger indications and in geographies outside of North America. Given the size and competitive dynamics of the NASH indication, we believe that our collaboration with Novartis gives PLN-1474 the best chance for success. Furthermore, we will evaluate and potentially choose to partner our unpartnered product candidates in indications outside of fibrosis.

•

Explore opportunities for our pipeline assets in additional fibrotic indications.    We are evaluating the potential benefit of our product candidates outside of their lead indications. Our product candidates have shown anti-fibrotic activity in multiple animal models as well as human tissue in indications outside of IPF, PSC and NASH. We will continue to evaluate additional indications to maximize the potential of our pipeline.

•

Leverage our industry leading tools and capabilities to advance our mission of becoming a leading fibrosis company.    Since our founding we have endeavored to advance the understanding of fibrosis biology, uncover new targets and advance novel product candidates. Currently, our proprietary capabilities include a target expression atlas, an expansive library of over 7,000 integrin inhibitor molecules, integrin screening assay platform, live fibrotic human tissue program, PET-ligand imaging program, and biomarker assays. We continue to expand our integrin inhibitor library and develop tools such as additional PET-ligands as well as novel disease biomarkers. In addition, we have a library of over 70,000 compounds for non-integrin targets. We intend to leverage these tools and capabilities in a target- and modality-agnostic manner to expand our pipeline with a mission to become a world-leading fibrosis company.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic is causing significant industry-wide delays in clinical trials. There are multiple causes of these delays, including reluctance of patients to enroll or continue in trials for fear of exposure to coronavirus, local and regional shelter-in-place orders and regulations that discourage, hamper, or prohibit patient visits, healthcare providers and health systems shifting away from clinical trials toward the acute care of COVID-19 patients and the FDA and other regulators making product candidates for the treatment of COVID-19 a priority over product candidates unrelated to the pandemic.

We are working closely with our contract research organizations, or CROs, manufacturers, investigators and clinical trial sites to assess the full impact of the COVID-19 pandemic on timelines and expected costs for each of our programs. Our CRO’s are largely decentralized organizations and, to date, have not experienced significant impacts to their ability to support our trials. Our manufacturers, particularly in China, have, to varying degrees, experienced impacts to their operations as a result of the COVID-19 pandemic. To date, however, these operational challenges have had minimal impact on their ability to produce and deliver materials to us in a timely manner.

We are surveying each of our more than 60 global clinical trial sites per program (i.e., IPF and PSC) to assess the local and regional impacts of the COVID-19 pandemic and will adjust the conduct of our clinical trials accordingly. Our sites have informed us that while they can review new study applications, they currently anticipate delays in site start-up activities of one to two quarters for both the PLN-74809 IPF and PSC Phase 2a trials and could experience slower than expected enrollment, but cannot yet quantify any effects on enrollment and retention of patients in our trials. At this time, approximately 58% of our global IPF sites expect to begin enrolling within one to six months. Approximately 77% of our global PSC sites expect to begin enrolling within three months. We are focusing our efforts on completing site-readiness and conducting an awareness campaign to generate interest in our trials. The campaign includes clinical research site calls with our founders and KOLs, engagement with scientific and patient communities and foundations, and active social media channels.

People living with IPF are considered at higher risk for developing serious illness if they become infected by the coronavirus. These patients may be instructed to avoid non-essential visits to medical centers, and to instead self-isolate at home. We are actively evaluating potential home care solutions for both our IPF and PSC clinical trials in order to mitigate COVID-19 infection risk in these vulnerable populations. We do not yet know the feasibility of home care or other potential solutions for our IPF and PSC programs or their impact on our projected timelines.

Our pipeline and early-stage programs are being impacted by the COVID-19 pandemic due to local California shelter-in-place orders in effect since March 16, 2020. These impacts may be mitigated by our ability to outsource work to third parties, such as CMC. Additionally, we are subject to certain exceptions to the shelter-in-place order through the nature of our early stage research and continue to conduct essential lab work utilizing social distancing measures such as alternating shifts and reduced staff. In response to the spread of COVID-19, we have closed our executive offices with our administrative employees continuing their work outside of our offices and limited the number of staff in any given research and development laboratory.

We are not aware of any of our directors employees being infected with coronavirus, but the virus can remain asymptomatic for a significant period of time and methods and availability of testing continue to evolve. Notwithstanding the current shelter-in-place orders, our employees or their family members could become infected.

We note the high level of difficulty in projecting the effects of the COVID-19 pandemic on our programs and our company, given the rapid and dramatic evolution in the course and impact of the pandemic and the societal and governmental response to it.

Fibrosis: A Condition of Uncontrolled Scarring

Fibrosis refers to excessive scarring often resulting from aberrant tissue repair processes. In normal tissues, fibrotic pathways represent a repair mechanism by which the tissues heal themselves in response to injury or disease. These pathways are normally deactivated upon completion of tissue repair. However, when they become dysregulated and remain activated, excess collagen deposition can cause tissues to thicken and become stiff, ultimately impairing their physiological function.

Fibrosis is a disease of connective tissue. Normal connective tissue forms a supportive network between cells, lending structure and integrity to tissues built up of many cell types. Connective tissue is composed of collagenous and elastic fibers, as well as a number of supporting cells such as fibroblasts and white blood cells. These supporting cells are embedded in a gel-like matrix made up of proteins known as the extra-cellular matrix. The most important protein in this matrix is collagen, which takes the form of elongated, fine fibers, providing flexible support to the surrounding cells. In fibrotic tissues, initial insults such as tissue damage or inflammation spur the deposition of excess collagen. Normally such responses are balanced in finely controlled feedback loops, but in fibrotic disease these feedback loops are dysregulated, resulting in progressive scarring, thickening, and loss of function.

Fibrosis occurs in many organ systems throughout the body including the lungs, liver, kidneys, gastrointestinal tract, skin and muscles. While the exact pathologies of diseases in these organs vary, the development of fibrosis involves many common cell types and biochemical pathways, including the TGF-ß

signaling pathway. The ultimate result is similar across many tissues: secretion and extracellular activation of growth factors that stimulate fibroblasts to secrete excess collagen, leading to runaway growth of scar tissue.

Role of TGF-ß Signaling in Fibrosis

We believe that selectively inhibiting TGF-ß activation holds the key to successfully treating fibrosis across multiple tissues and organs. TGF-ß is secreted by nearly all cells and organs in mammals and stored in large amounts outside of cells, in the extra-cellular matrix, as part of an inactive complex. In healthy tissues, TGF-ß is transiently activated in response to tissue injury which initiates a cascade that results in collagen production and, ultimately, healing of the tissue. In fibrosis, however TGF-ß signaling becomes dysregulated and perpetuated, with TGF-ß being continuously activated, leading to excess collagen deposition in the absence of acute tissue injury. Moreover, induced activation of TGF-ß alone in animal models has been shown to be sufficient to induce fibrosis, and inhibition of TGF-ß activation has been shown to prevent or attenuate fibrosis.

TGF-ß can be activated in multiple ways in response to specific tissue injury. One important class of cell-surface proteins that activate TGF-ß in fibrosis are integrins. Integrins have a variety of functions, including signaling inside the cells, providing tissue structure and stability through adhesion between cells. Integrins are heterodimeric proteins, meaning they are composed of two different protein subunits paired together. These subunits are known as a and ß subunits. In humans, there are eighteen distinct a subunits and eight distinct ß subunits, which combine to form 24 known and functional integrin pairs.

Certain integrins bind the inactive TGF-ß complex. In response to tissue injury, the cells expressing these integrins are induced to contract, exerting physical force on the bound TGF-ß complex. This mechanical force changes the shape of the complex, releasing active TGF-ß. This activation triggers a biological cascade which results in collagen production, and when dysregulated leads to fibrosis. As depicted in the figure below, this cascade involves (i) binding of active TGF-ß to its receptor, the TGF-ß type I receptor kinase also known as ALK5; (ii) phosphorylation of immediate downstream signaling proteins known as SMAD2 and SMAD3; (iii) formation of a transcription initiation complex by pSMAD2, pSMAD3 and SMAD4; and (iv) subsequent transcription of target genes that encode fibrotic proteins such as collagen. Importantly, whereas certain TGF-ß-activating integrins are expressed at very low levels in healthy tissues, the TGF-ß cascade can lead to the upregulation of these integrins resulting in a TGF-ß-driven positive feed-forward loop which further increases TGF-ß activation. Furthermore, as fibrosis progresses and the fibrotic organ gets stiffer, it becomes progressively easier for contracting cells to activate integrin-bound TGF-ß. It is because of this continued, tissue-specific upregulation of integrins and their key roles in continued TGF-ß-activation that we believe that integrins provide an avenue to selectively inhibit TGF-ß activation in fibrotic tissue without affecting TGF-ß’s important physiological roles in healthy tissues.

av Integrins promote fibrosis through activation of TGF-ß

Model of integrin regulation of TGF-ß signaling

Historical Challenges to Drug Development in Fibrosis

Fibrosis has historically been a difficult therapeutic area to target pharmaceutically. The biology and underlying causes of fibrosis are complex and, in many diseases, poorly understood. In the past, many patients with fibrotic disease were treated with anti-inflammatory agents such as steroids. While steroids may have a mild anti-fibrotic effect in some forms of fibrosis, they can exacerbate others, such as IPF. Additionally, the negative effects of chronic steroid exposure make it difficult to treat patients with these agents for long-term periods.

More recently, it has become well understood that regardless of the underlying cause, TGF-ß activation is at the heart of several key processes that drive fibrosis, including collagen formation, deposition of extracellular matrix proteins and activation and proliferation of fibroblast cells. As such, much of the historic drug development efforts to treat fibrosis have been aimed at systemically inhibiting or disrupting the TGF-ß signaling pathway by either (i) blocking TGF-ß binding to the TGF-ß receptors with an antibody or (ii) preventing the type I TGF-ß receptor, also known as ALK5, from activating the SMADs using a small-molecule kinase inhibitor. However, because of TGF-ß’s role in normal physiology, these approaches cause substantial toxicity and dysregulation of normal functions. In fact, documented toxicities that arise from systemic inhibition of TGF-ß signaling include cardiac toxicity, inflammation, and focal epithelial hyperplasia.

A potentially safer approach to fibrosis therapy is to inhibit specific pro-fibrotic signaling molecules, such as connective tissue growth factor and autotaxin, which operate downstream of TGF-ß activation, thereby mitigating the tolerability issues associated with systemic TGF-ß inhibition. While tolerability has been shown to improve with this approach, the efficacy shown to date has been modest, likely because TGF-ß activates multiple pro-fibrotic signaling pathways in addition to those targeted by these approaches.

Another recent approach is to prevent TGF-ß activation by stabilizing TGF-ß in its inactive form. However, it is not known whether latent TGF-ß stabilization can be accomplished in a tissue specific manner.

In addition to the historical difficulty in targeting TGF-ß, clinical development for the treatment of fibrosis has also been limited by the lack of tools to understand this complex multicellular process. Only certain parts of this process can be modeled using cellular assays. More complete representations of fibrosis can be generated in animal models, but these models tend to be acute in nature and do not accurately represent disease pathology in humans which, in most cases, develops over decades. While fibrosis has historically been a difficult area of development, there has been significant interest in the space from large-cap pharma companies due to the relative scarcity of companies developing antifibrotic candidates. This is evidenced by several recent notable acquisitions in the space including Roche’s acquisitions of InterMune and Promedior, Allergan’s acquisition of Tobira, and Gilead’s strategic investment in Galapagos.

Integrin Inhibitors as a Potential Treatment for Fibrosis

An ideal approach to fibrosis treatment would be one that inhibits TGF-ß activation in only those tissues where fibrosis is occurring. One potential way to accomplish this is to inhibit the integrin proteins that are known to be overexpressed in specific fibrotic tissue and cause the abnormal activation of TGF-ß. In several forms of fibrosis, namely IPF and PSC, TGF-ß activating integrins such as avß6 and avß1 are over-expressed. These integrins are normally expressed at low levels in healthy tissue. Therefore, we would not expect off-target toxicity effects by selectively inhibiting avß6 and avß1. By inhibiting fibrosis-specific TGF-ß activators such as these specific integrins, it is possible to block abnormal TGF-ß activation in the specific tissues where fibrosis occurs, without affecting TGF-ß signaling in healthy tissues. However, integrin drug development has historically been challenging due to the difficulty of developing small molecule integrin inhibitors that are both selective for specific integrins and bioavailable. Notably, a recent approach targeting integrins selectively with a monoclonal antibody was terminated due to safety concerns, which we believe may be related to antibody-mediated immune activation. We believe our pipeline of bioavailable highly selective small molecule integrin inhibitors has the potential to address these challenges.

Recently, large biopharmaceutical companies have begun to recognize the potential of anti-integrin approaches to treat fibrosis and made large investments in the space. AbbVie recently in-licensed a set of preclinical integrin inhibitors for the treatment of fibrosis including an avß6 inhibitor targeting IPF. The AbbVie product candidate is a single selective inhibitor of avß6; however, it has been shown that the expression of both avß6 and avß1 is upregulated in IPF. We believe that our dual-selective avß6/avß1 inhibitor approach has the potential to provide a more potent anti-fibrotic effect than a single selective avß6 inhibitor.

We believe that recent developments in the field of integrin inhibitors validate our initial focus on integrin inhibitors as a treatment for fibrosis. Utilizing our proprietary discovery and development capabilities, we believe that we have overcome key historical challenges to the development of integrin inhibitors, including potency, selectivity and bioavailability. We have identified two bioavailable and highly potent and selective integrin inhibitors. Our lead product candidate, PLN-74809, has completed Phase 1a trials and has demonstrated potential for a once daily oral dosing profile.

Our Capability and Approach to Fibrosis Drug Discovery and Development

Our approach to drug development in fibrosis combines our deep knowledge of the biology of fibrosis with various cellular, tissue, and in vivo assays developed in house to interrogate the biology of fibrosis and uncover pathways and potential targets. We developed an extensive panel of cell assays, precision cut tissue assays and animal models covering various types of fibrotic diseases. These assays allow us to evaluate target expression in fibrotic tissues as well as the anti-fibrotic activity of our candidates after treatment and begin to establish proof-of-biological-mechanism in both animal models and human tissue prior to initiating clinical trials. We believe these collective capabilities uniquely allow us to (i) efficiently identify targets, (ii) optimize the potency and selectivity of candidates and (iii) de-risk product candidates in advance of human proof-of-concept.

The first tool we use in our discovery process is our target expression atlas. Utilizing samples from normal and fibrotic human tissue, we developed a quantitative atlas of gene and protein expression across multiple fibrotic diseases. This database represents a wealth of data that we use to quantify expression of tissue specific targets for potential therapeutics. The atlas is continuously expanding through acquisition of additional samples as well as additional analyses. To date, we have advanced multiple potential targets to our early discovery pipeline.

The second important tool in our discovery process is our compound library that we screen for activity against targets identified through our target atlas. While we are agnostic to treatment modality, our initial targeted chemistry effort has been focused on integrin inhibitors, and our medicinal chemistry team has developed a proprietary library of over 7,000 potential integrin inhibitors. The goal of the library is to maximize structural diversity while targeting optimal absorption, distribution, metabolism and excretion, or ADME, properties. We expect that the library will continue to grow as we investigate new structures. We have designed the library based on in silico known X-ray structures/homology models, structure-activity relationships of structural motifs of known integrin inhibitors, and de novo molecular design. In addition to our proprietary integrin inhibitor library, we have a non-integrin compound library of over 70,000 compounds that we screen against non-integrin targets.

Once we have identified a potential target through our target expression atlas, we screen our library of compounds against the target. We have developed screening assays for 20 of the 24 known integrins and use these assays to evaluate the potency and selectivity of binding for our potential drug candidates prior to preclinical studies. Given the selectivity and potency challenges that have hampered integrin drug development, we believe our integrin assay panel represents a major step forward in integrin-based drug development.

We believe a key advantage of our development strategy is our ability to test our product candidates in live human fibrotic tissue, which helps us to bridge the gap between animal models and clinical proof-of-concept. We have developed proprietary protocols that extend the viability of live human explant tissue samples which allow us to reproducibly perform multiday experiments. We also maintain an on-call, around the clock team that obtains tissue samples following transplant procedures and transports those tissues to our lab within hours of explant, in a highly coordinated process. Our access to these live tissue samples allows us to evaluate the effects of our product candidates on multiple markers of anti-fibrotic activity. The data from these experiments increase our confidence that the tested product candidates will show anti-fibrotic effects in patients. In this way, our human tissue program serves to further de-risk product candidates and increase their likelihood of success in the clinic.

Once in clinical development, we seek to further de-risk our programs by designing clinical trials that allow us to show proof-of-mechanism in advance of clinical efficacy data. Because fibrosis is a chronic disease, proof-of-efficacy in human trials is expensive and takes years to complete. We utilize pharmacodynamic biomarkers and advanced imaging techniques, including PET, to evaluate target engagement by our product candidates over relatively short time periods and observe whether the product candidate is having the anticipated effect. We believe obtaining these clinical data points in an efficient manner will allow us to optimize our clinical development strategy and resource allocation.

We and our partners also proactively conduct observational, natural history trials in target diseases to better understand disease pathophysiology and progression and develop new molecular biomarkers. Through these trials, we have gone on to develop patient registries and establish relationships with clinicians at leading medical research institutions dedicated to bringing novel fibrosis therapies to their patients.

We are developing an extensive biomarker discovery and validation program. We are seeking to develop biomarkers to (i) identify patients at high risk of rapid disease progression, (ii) identify patients more likely to respond to treatment and (iii) monitor early treatment responses. We are conducting clinical studies and other research with leading academic centers to track disease progression and collect biological samples such as blood, urine, and tissue biopsies which we can use to discover and validate novel biomarkers.

Our systematic approach to identifying and targeting integrins in fibrosis

Selective inhibition of TGF-ß activation in fibrotic tissues could potentially be the safest and most effective approach to treating fibrosis. One way to accomplish this is to inhibit the integrin receptors that drive excessive activation of TGF-ß. Given the importance of integrins in regulating the initial steps in fibrosis, we have focused our initial drug discovery efforts on a dual approach. This approach includes both biological profiling to identify which integrins are important in various diseased tissues and chemical profiling of libraries containing proprietary integrin inhibitors to help determine their selectivity and potency for individual integrins.

Utilizing our extensive in-house medicinal chemistry expertise, we have created a library of over 7,000 integrin-inhibitors. We screen this library against the integrin targets that we identify through our expression atlas and or biological profiling process. To our knowledge, this type of industrial-scale, systematic biological and chemical profiling, seeking selective inhibitors of one or more integrins, has not previously been carried out. We believe this combination makes our approach distinctive.

Central to our integrin inhibitor discovery process are our integrin assay panels. A key challenge in integrin inhibition, historically, has been selectivity for specific integrins. To address this challenge, we have developed assays against the 20 most relevant known integrins. We use these screening assays to measure potency and selectivity of potential candidates against these integrins. This allows us to quickly optimize the integrin binding profiles of potential development candidates in an iterative process.

Integrins can undergo conformational change. This results in different binding affinities. We believe an ideal integrin inhibitor should potently bind across the spectrum of conformations. Through the use of specific assays, we can measure the potency of our product candidates against multiple integrin conformations and seek to optimize for candidates that are able to potently bind to all conformations.

In addition to our deep understanding of integrin biology, we have gained significant insight in structure-activity relationships that determine integrin selectivity and optimal PK profiles. Utilizing this knowledge, we are now able to precisely engineer bioavailable integrin inhibitors with high potency and desired selectivity.

Our integrin inhibitor profiling capability has enabled us to quickly identify inhibitors that target individual integrins such as PLN-1474, which selectively inhibits avß1, as well as dual inhibitors such PLN-74809 which selectively targets both avß6 and avß1. Combining the data from our biological profiling and chemical profiling sets has enabled us to identify compounds that we believe have the highest potential for therapeutic activity in specific fibrotic diseases. Our iterative drug discovery effort focuses on drug-like properties of compounds early in the testing process. Compounds are screened for in vitro potency/selectivity and ADME/PK properties. This enables us to move from compound optimization to in vivo testing in a matter of months.

In addition to PLN-1474 and PLN-74809, we continue to evaluate our broad proprietary library of integrin inhibitors to identify additional product candidates to treat fibrotic diseases. Furthermore, our approach allows us to use our discovery and development capabilities to develop non-integrin therapeutic modalities to treat fibrotic diseases. Our rich library also provides a deep series of potential backup molecules with structurally unique chemotypes that we believe can enhance the probability of clinical success.

As with all of our development efforts, a key approach to preclinically de-risking our integrin inhibitor candidates is evaluation of candidates in live human fibrotic tissue obtained following transplant procedures. The ability to observe effects of our product candidates on gene expression in human tissues prior to entering the clinic provides a bridge from animal models to clinical proof-of-concept and helps give us additional confidence as we move toward human trials. Similarly, if our ex vivo live human tissue studies show little or no effect on the target genes, we can quickly reallocate resources, saving time and money, and minimizing unnecessary patient exposure.

A second important de-risking strategy involves biomarker measurement in both preclinical and early stage clinical studies. By utilizing specific biomarkers such as pSMAD2/3 that operate immediately downstream from TGF-ß, we are able to measure the effects of our drugs on TGF-ß activation. We believe understanding the ability of our drug candidates to reduce TGF-ß activation is crucial to gaining confidence in the anti-fibrotic activity of our product candidates as we move forward in the clinic.

In our Phase 2 clinical trials, we will use an advanced imaging technique to generate mechanistic data and de-risk the development of our candidates. Fibrosis is a chronic process and it can take 6 months to a year to see a clinical benefit with a product candidate. We will utilize PET imaging to evaluate target engagement in patients and to determine if PLN-74809 is having an effect in the tissues. We have an ongoing collaboration with Stanford pursuant to which we are evaluating Stanford’s avß6 PET ligand in IPF patients. We are using this ligand to evaluate the level of avß6 expression in the lungs of IPF patients, as well as to measure our product candidate’s ability to bind avß6. In addition to the avß6 PET ligand, we are internally developing PET ligands to other integrins that we will use to evaluate subsequent product candidates.

Our product candidates

PLN-74809 for the treatment of IPF and PSC

Our lead product candidate, PLN-74809, is an oral small-molecule, dual-selective inhibitor of avß6 and avß1 integrins which we are developing for the treatment of IPF and PSC. We have received orphan drug designation for PLN-74809 in both IPF and PSC. We completed a Phase 1a trial of PLN-74809 in healthy volunteers and a Phase 1b trial in which we assessed target engagement and proof-of-mechanism in healthy volunteers by examining the inhibition of TGF-ß activation in alveolar macrophages. We are recruiting two Phase 2a trials of PLN-74809 in IPF patients. We submitted an IND for PLN-74809 in PSC in March 2020 and plan to initiate a Phase 2a trial in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. We plan to utilize a similar approach to the previously described IPF study for which we plan to enroll PSC patients, evaluating up to three doses of PLN-74809 or placebo. We intend to first enroll a 40 mg cohort, then amend the protocol to add 80 mg and 160 mg cohorts, subject to our ongoing phase 1 dose escalation trial.

Idiopathic pulmonary fibrosis background

IPF is a debilitating, age-related lung disease of unknown causes that has few treatment options. It is a form of progressive pulmonary fibrosis that leads to thickening and stiffening of the lung tissue resulting in the loss of lung function. As tissue scarring progresses, the lungs’ ability to transfer oxygen into the bloodstream becomes increasingly impaired. Average life expectancy at the time of confirmatory diagnosis of IPF is estimated to be between three and four years. Approximately 60 to 80 percent of patients die within five years of diagnosis. These survival rates are worse than those of many late stage cancers, such as stage 3 breast cancer.

Patients with IPF experience debilitating symptoms, including shortness of breath and difficulty performing routine functions, such as walking and talking. Other symptoms include a chronic, dry, hacking cough; fatigue;

weakness; discomfort in the chest; loss of appetite; and weight loss. IPF is a rare disease that affects approximately 140,000 people in the United States. There are an estimated 30,000 to 40,000 new cases diagnosed each year.

Currently, there is no pharmacological cure for IPF and only a small proportion of late-stage IPF patients may be eligible for a lung transplant. The current non-transplant standard of care aims to slow the disease progression and improve the quality of life. Two therapies to treat IPF have recently been approved by the FDA: Esbriet® (pirfenidone), marketed by Genentech, and OFEV® (nintedanib), marketed by Boehringer Ingelheim. After decades during which the FDA approved no new treatments for IPF, the approvals of pirfenidone and nintedanib represented a major breakthrough for IPF patients. However, while these therapies may help slow the decline of lung function, neither drug has been shown to stop the progression of IPF. We believe that, despite the approval of pirfenidone and nintedanib by FDA, there remains an unmet need for IPF patients that we plan to address through our product candidate.

Despite its mechanism of action being unknown, pirfenidone has been shown in registrational trials to have a modest effect on slowing the progression of IPF as measured by forced vital capacity, or FVC, in approximately fifteen percent of patients. Recent studies suggest that pirfenidone may have an impact on survival compared to placebo, but these results have not been confirmed. In March 2020, the FDA granted breakthrough therapy designation for pirfenidone for treatment of unclassifiable lung fibrosis.

Nintedanib is an inhibitor of multiple tyrosine kinases that are receptors for growth factors such as platelet-derived growth factor, or PDGF, fibroblast growth factor, or FGF, and vascular endothelial growth factor or VEGF. Nintedanib reduced the rate of decline of pulmonary function in multiple trials by approximately half and led to significant delays in the time to acute disease exacerbation. While treatment was associated with a trend towards increased survival in registration trials, it has not been shown conclusively to have a survival benefit. Recent exploratory analyses from pooled data from six clinical trials of nintedanib suggest that nintedanib may extend life expectancy in patients with IPF. The FDA approved nintedanib for the treatment of lung fibrosis associated with systemic sclerosis in September 2019, and for the treatment of chronic fibrosing interstitial lung disease, or ILD with a progressive phenotype in March 2020.

Elevated liver enzymes have been observed with both of these drugs, requiring monitoring of liver tests and potentially temporary dose reduction and discontinuation. Cases of drug-induced liver injury, including one fatal outcome, have been reported in patients treated with nintedanib. Pirfenidone’s prescribing information also carries a similar warning about elevated liver enzymes. Despite the remaining unmet need, combined sales of pirfenidone and nintedanib in 2019 were over $2.7 billion. IPF remains a major cause of morbidity and mortality and an area of high unmet medical need for which a commercial opportunity remains.

Primary sclerosing cholangitis background

PSC is a progressive liver disorder characterized by inflammation and fibrosis of the bile ducts which transport bile from the liver to the intestines. This type of fibrosis often results in obstruction or interruption of bile flow from the liver, a condition known as cholestasis, leading to liver fibrosis. Cirrhosis eventually develops and many individuals ultimately require a liver transplant. PSC patients are also at a higher risk of developing hepatobiliary cancers, including a 5 to 20 percent lifetime chance of developing cholangiocarcinoma, a typically rare form of cancer with an especially poor prognosis. The exact cause of PSC is unknown. PSC is normally diagnosed at middle age, with a median age at diagnosis of approximately 40 years old. The prevalence of PSC in the United States is estimated to be between 30,000 and 45,000 patients.

In the absence of liver transplant, median survival of PSC patients is 10 to 12 years following diagnosis without intervention. There are currently no approved pharmacological treatments for PSC. A number of immunosuppressive and anti-inflammatory agents have been studied in patients with PSC, but none has been conclusively proven to slow progression. Liver transplantation is the only available treatment for PSC patients; however, disease has been shown to recur in up to 20 percent of patients following transplantation.

Our solution, PLN-74809

PLN-74809 is a small-molecule that selectively inhibits both avß6 and avß1 integrins that we are developing as a potential therapy for IPF and PSC. We have determined that TGF-ß activation in fibrosis associated with IPF and PSC involves both avß6 and avß1 integrins. It has been shown that expression of both avß6 on epithelial cells and avß1 on fibroblasts can lead to excessive activation of TGF-ß in fibrosis. Epithelial tissue includes any tissue that lines the surfaces of the body such as alveoli, bile ducts, urinary tract, skin, and gastrointestinal tract. Each of these tissues contains multiple cell types including epithelial cells and fibroblasts. An important secondary effect of the TGF-ß cascade is that it promotes upregulation of avß6 on epithelial cells. The increased expression of these integrins on the cell surface contributes in turn to further TGF-ß activation in a TGF-ß-driven positive feed-forward loop.

Activation of TGF-ß by avß6 and avß1 leads to:

•  Activation of TGF-ß signaling pathways

•  Expression of pro-fibrotic genes including COL1A1

•  Subsequent collagen production and deposition

•  Additional upregulation of avß6

Epithelial tissue fibrosis is driven by two types of integrins

Data from our lab, as well as scientific literature, have shown that avß6 and avß1 proteins are overexpressed in at least two different fibrosis indications: IPF and PSC. In lung tissue from IPF patients we and others have shown that alveolar epithelial cells have elevated avß6 expression, and that the level of over-expression correlates with disease severity. We have also shown that in these patients, avß1 expression is upregulated. In liver tissue from PSC patients, we have shown that avß6 is upregulated in cholangiocytes, the epithelial cells that line the bile ducts, and that avß1 is upregulated in whole fibrotic liver tissue. avß6 and avß1 are normally expressed at very low levels in healthy tissue making them ideal targets for selectively inhibiting TGF-ß activation in IPF and PSC.

avß6 is upregulated in the lung tissue of IPF

patients and the liver tissue of PSC patients

*	= p < 0.05(1)
(1)	A p-value is the probability that the reported result was achieved purely by chance, such that a p-value of less than or equal to 0.05 or 0.01 means that there is a 5.0% or 1.0% or less probability, respectively, that the difference between the control group and the treatment group is purely due to chance. A p-value of 0.05 or less typically represents a statistically significant result.

avß1 expression is upregulated in lung and liver fibrosis

We have conducted a non-interventional clinical trial in IPF patients to assess the expression of integrin avß6 using a PET ligand. This trial confirmed that patients with IPF have high levels of integrin avß6 expression, which tend to be co-localized with fibrotic regions of the lungs. This trial was published in Nature Communications in 2019. The specificity of this PET ligand can be seen in images from an IPF patient who received a unilateral lung transplant. The PET ligand is only taken up in the diseased lung but not in the transplanted healthy lung.

Pulmonary avß6 PET ligand uptake in an IPF patient with a unilateral lung transplantation is confined to the IPF lung

We have shown that inhibition of both avß6 and avß1 integrins is required to maximally inhibit the expression of COL1A1, a key gene that encodes type I collagen, in models of lung and biliary fibrosis as well as in human IPF tissue. COL1A1 is a TGF-ß regulated gene that is expressed in fibrotic tissue. The expression level of COL1A1 correlates with the amount of collagen deposited as measured by the standard biochemical method of quantification of hydroxyproline, an amino acid that is a major component of collagen.

Clinical development of PLN-74809

Completed trials

We completed a Phase 1a SAD/MAD and food effect clinical trial of PLN-74809 in healthy volunteers. In the SAD portion of the trial, single doses of PLN-74809 were administered to 32 volunteers across four cohorts at doses of 15, 30, 50 and 75 mg. Eight additional volunteers in the SAD portion of the trial received placebo. In the MAD portion of the trial, PLN-74809 was administered orally to 27 volunteers, once-daily over 14 days at 10, 20 and 40 mg. Six additional volunteers in the MAD portion of the trial received placebo. In the food effect part of the trial, PLN-74809 was administered to 12 volunteers, administered as a single dose with and without food. PLN-74809 was shown to be well tolerated with no dose-related adverse events. All but two adverse events reported in the entire trial were mild except for a moderate adverse event of dental abscess (SAD, 30 mg dose cohort) and a moderate adverse event of viral syndrome (MAD, 40 mg dose cohort). All adverse events resolved or recovered and no dose relationship for adverse events was observed. No notable findings were observed for laboratory abnormalities, vital signs or ECG/telemetry.

Adverse Events Reported by Participants Receiving PLN-74809 in Phase 1a Trials

Additionally, PLN-74809 was well absorbed, and displayed a half-life of over 40 hours. PLN-74809 reached steady state plasma concentrations after seven days of dosing. Co-administration of PLN-74809 with food decreased drug concentrations relative to the fasted state, with AUC decreasing by approximately 40 percent and Cmax by approximately 50 percent.

We have also completed a Phase 1b proof-of-mechanism trial in healthy volunteers that was similar in design to our previously completed non-human primate mechanistic trial. The purpose of this randomized, double-blind, ascending-dose, placebo-controlled trial was to evaluate PLN-74809’s ability to inhibit TGF-b activation in the lung as measured by pSMAD2 levels in pulmonary alveolar macrophages collected from BAL fluid and to further characterize the PK/PD relationship in humans. Additionally, this trial will serve to inform dosing in our planned Phase 2a trials. We conducted this trial in healthy volunteers due to the safety risks associated with performing multiple BAL procedures in IPF patients.

We enrolled 18 volunteers across four dose cohorts (each cohort randomized 3:1 active to placebo). Two cohorts were dosed at 20 mg once daily and two cohorts were dosed at 40 mg once daily. Volunteers underwent an initial BAL procedure prior to treatment to measure baseline pSMAD levels. They were then treated with PLN-74809 or placebo for seven days, after which they underwent two additional BAL procedures to measure the amount of pSMAD reduction post-treatment at multiple time points. By utilizing two cohorts each for the 20 mg and 40 mg doses, we were able to measure pSMAD and drug levels at 4 different time points post treatment for each dose (3, 6, 12 and 24 hours post-dose on day 7), allowing assessment of PK/PD relationship over a 24-hour period.

In the Phase 1b trial, 16 participants completed pre- and post-treatment BAL procedures. Four out of six participants (66%) receiving the high dose of PLN-74809 experienced ≥49% reductions in pSMAD2 levels at six hours post-dose relative to baseline levels. Notably, all four of the volunteers in the high dose cohort with reductions in pSMAD2 levels also achieved plasma concentrations of PLN-74809 corresponding to the predicted plasma protein adjusted IC50 of 700 ng/ml. The two volunteers in the high dose cohort who did not achieve these concentrations did not experience reductions in pSMAD2 levels. In the low dose cohort, no volunteers achieved plasma protein adjusted IC50, and only one volunteer experienced significant reduction in pSMAD2 levels post treatment, relative to baseline levels. These results demonstrate PLN-74809’s effect on reducing TGF-b activation in the lungs in a dose- and exposure-dependent manner, supporting a PK/PD relationship in humans. These data support the biological activity of PLN-74809 and will guide dose selection and trial design as we move into Phase 2a trials.

Treatment with PLN-74809 was well tolerated with no drug-related adverse events. None of the adverse events reported were observed in more than one participant. In the 40-mg dose cohort, two trial participants discontinued treatment prematurely (one participant receiving PLN-74809 and one receiving placebo) and did not undergo post-treatment BAL procedures; these participants were subsequently replaced.

Adverse Events Reported by Participants Receiving PLN-74809 in Phase 1b Trial

Current and planned clinical trials for IPF and PSC

We are currently recruiting two Phase 2a trials of PLN-74809 in patients with IPF, subject to the impact of the COVID-19 pandemic. The first of these is an open label trial utilizing a PET ligand to avß6 that allows imaging of target engagement by PLN-74809 in the lungs of IPF patients during treatment. Patients will receive a single dose of PLN-74809 across a dose range starting at 60 mg. We will obtain a PET scan at baseline to evaluate avß6 expression levels in the patients’ lungs and then initiate treatment with open-label PLN-74809. A post-treatment PET scan will be performed at approximately three hours after administration of the dose, which will enable us to evaluate PLN-74809’s target engagement in patients’ lungs at maximum drug concentration. When PLN-74809 binds to the avß6 receptor, we would expect to see decreased PET ligand uptake in the lungs post-treatment when compared to pre-treatment levels. The relationship between dose and target engagement is important to guide dose selection in future studies.

Our second Phase 2a trial is a randomized, double-blind, placebo-controlled IPF trial evaluating up to three doses of PLN-74809 in IPF patients. We plan to explore doses up to 160mg per day at the highest dose. This trial is a 12-week trial evaluating safety and tolerability, as well as PK in IPF patients. We plan to evaluate exploratory endpoints including pulmonary function tests, biomarkers, and imaging, including Quantitative Lung Fibrosis HRCT imaging, or QLF. This is a multinational trial with over 40 sites in U.S., Canada, Australia, New Zealand and multiple countries in Europe.

12 Week Safety, PK, Biomarker Trial in IPF Patients

Design of 12 week Phase 2a IPF trial

In our 12-week Phase 2a IPF trial, we will utilize QLF as a biomarker for early detection of changes in lung fibrosis. QLF is a fibrosis biomarker assessed using high resolution CT imaging, and utilizes quantitative image analysis to measure the density of lung tissue and quantify the volume of fibrosis present in the lung. QLF technology was developed by MedQIA, and has been evaluated in over 5,000 ILD patients, showing an ability to predict FVC decline in patients with IPF. While we will measure both endpoints, we believe QLF may allow us to detect changes in lung fibrosis in a more specific way than FVC.

QLF has been utilized in recent clinical trials to evaluate early treatment effects in the amount of lung fibrosis present. In Biogen’s Phase 2a trial of BG00011, a mAb targeting avß6, dose-dependent trends in QLF were seen at 8 weeks, with the 1mg/kg cohort actually showing a decrease in the amount of fibrosis present with a r=-0.49 correlation to FVC.

Biogen’s Phase 2a 8-week QLF Results

Additionally, Fibrogen utilized FVC in their Phase 2 trial of pamrevlumab, their anti-CTGF mAb, in IPF. Fibrogen showed 71% and 50% reductions in progression of fibrosis versus placebo at 24 and 48 weeks, respectively, as measured by QLF.

In addition to the two Phase 2a trials, we recently completed dosing an extended Phase 1 dose escalation trial in healthy volunteers with data expected in the third quarter of 2020. Based on preclinical findings and the results of our Phase 1b healthy volunteer BAL trial, we believe the human effective dose range for PLN-74809 may be between 40 mg and 160 mg administered once daily. To efficiently evaluate safety and PK at these higher doses, we are conducting a single center, randomized, blinded, placebo-controlled, sequential SAD/MAD trial. In the SAD cohorts, volunteers received a single dose of PLN-74809, starting at 120 mg in cohort 1 and increasing to a max of 320 mg in cohort 4. There were no new safety concerns revealed in the SAD portion of the trial. Most AEs were mild with the most common being dry throat/mouth and headache. One SAE of severe catheter (IV) site infection was reported in the 120 mg SAD, and deemed not related by the study investigator. In the MAD cohorts, volunteers received once-daily doses of PLN-74809 for seven days, starting at 80 mg per day and increasing to a max of 160 mg per day. One SAE of moderate breathlessness and cough-related chest pain was reported in the 80 mg MAD cohort and was deemed related to study drug by the study investigator; as the events occurred 14 days after the last dose of PLN-74809, Pliant could not establish or exclude the possibility of a cause and effect relationship and further follow-up is ongoing. The selection of doses in the SAD cohorts was chosen to provide daily plasma concentrations (area under the curve or AUC) of PLN-74809 similar to steady state concentrations expected to be achieved in the corresponding MAD cohorts. The results of the continued SAD/MAD trial will guide dose selection in the 12-week Phase 2a IPF and PSC trials.

Design of Extended SAD/MAD Dose Escalation Trial

We submitted an IND for PLN-74809 in PSC in March 2020 and plan to initiate Part 1 of our third Phase 2a randomized, double-blind, placebo-controlled trial in PSC patients in the second half of 2020, when it is feasible to do so in light of the impact of the COVID-19 pandemic. We plan to utilize a similar approach to the previously described IPF study for which we plan to enroll PSC patients, evaluating up to three doses of PLN-74809 or placebo. We plan to first enroll a 40 mg cohort, then submit a protocol amendment for FDA review to add higher dose cohorts, subject to the results of Part 1 of the trial.

12 Week Safety, PK, Biomarker Trial in PSC Patients

*	subject to FDA review

Design of 12 week Phase 2a PSC trial

The primary endpoints for our Phase 2a PSC trial will be safety and tolerability, as well as PK. We will also employ exploratory endpoints including fibrosis biomarkers including PRO-C3 and ELF, which are predictive of transplant-free survival in PSC patients, change in alkaline phosphatase, and liver imaging. Regulators have suggested that composite endpoints including biomarkers such as a alkaline phosphatase, PRO-C3 and ELF coupled with liver histology may support approval in PSC. Gilead and Dr. Falk’s are both including liver histology as a primary endpoint in their respective Phase 3 PSC trials. NGM Biopharmaceuticals, Inc., or NGM, showed dose-dependent changes in PRO-C3 and ELF at 12 weeks in its Phase 2a PSC trial, with levels returning to baseline after treatment was removed.

NGM ELF and Pro-C3 Data Over 12 Weeks of Treatment in PSC

Other Potential Development Plans for PLN-74809

We are currently exploring the potential effects of PLN-74809 in fibrotic diseases outside of IPF and PSC and may choose to explore the development of PLN-74809 in additional indications in the future. For example, we believe PLN-74809 could provide anti-fibrotic benefits in several pulmonary and hepatic fibrosis diseases where there is over-expression of avß6, including pulmonary fibrosis associated with systemic sclerosis, pulmonary fibrosis associated with rheumatoid arthritis, pulmonary fibrosis associated with other forms of interstitial lung disease, primary biliary cholangitis, or PBC, biliary atresia and progressive familial intrahepatic cholestasis, or PFIC. Additionally, we believe that PLN-74809 could provide anti-fibrotic benefits in the setting of end stage renal disease.

In addition to pulmonary and liver fibrosis, there is research supporting the potential activity of

PLN-74809 in acute respiratory distress syndrome, or ARDS, a major cause of mortality associated with COVID-19. Research has shown that avb6 expression is elevated in the lungs of COVID-19 patients leading to increased TGF-b levels. Increased TGF-b levels in ARDS lead to epithelial cell death, alveolar and vascular leak, increased immune cell infiltration, inhibition of sodium channel transport of fluid out of alveoli and fibroproliferation.

By inhibiting avb6-mediated activation of TGF-b, we believe that PLN-74809 may be able to reduce the likelihood of progression from pneumonia to ARDS in the setting of COVID-19. We are currently evaluating the feasibility of initiating a clinical program testing PLN-74809 in COVID-19 patients.

Preclinical data in IPF

Summary Preclinical Data in IPF

Preclinical Findings	Observations

PLN-74809 reduced collagen gene expression in live human ILD lung tissue

•  Greater than 50% decrease in expression of COL1A1 relative to DMSO vehicle control seen in lung tissue from five IPF patients and one systemic sclerosis patient

•  An antibody to avß6 did not significantly decrease expression

pSMAD3 was correlated with extractable collagen levels in patients suspected of having IPF

•  pSMAD3 and extractable, or newly formed, collagen 1 were measured in biopsy samples from 18 patients and 5 controls.

•  pSMAD3 and extractable collagen 1 were correlated with an r value of 0.7807 (p<0.0001)

avß6 and avß1 expression is elevated in mouse bleomycin IPF models	• In both acute and chronic bleomycin IPF mouse models, expression of avß6 and avß1 integrins was higher in bleomycin exposed animals compared to healthy controls

Dual avß6 and avß1 inhibition decreased collagen more than avß6 or avß1 single inhibition in live human IPF lung tissue

•  Dual inhibition of avß6 and avß1 at 10x IC50 significantly decreased expression of COL1A1 and other profibrotic genes relative to DMSO vehicle control

•  Single inhibition of either avß6 and avß1 at 10x IC50 did not show significant decrease in COL1A1 expression

PLN-74809 showed a dose dependent reduction in collagen fiber density in a mouse bleomycin IPF model

•  Three weeks of treatment with PLN-74809 utilizing second-harmonic generation resulted in a dose dependent decrease in collagen fiber density

•  Fibrous composite score was significantly reduced in a dose dependent manner vs. vehicle control

PLN-74809 decreased TGF-ß activation in chronic bleomycin mouse model	• After two weeks of treatment with PLN-74809 levels of pSMAD3 were significantly reduced compared to PBS vehicle control • Post-treatment pSMAD3 levels were similar to those of healthy controls

Inhibition of avß6 and avß1 blocked TGF-ß activation in the pulmonary cells of non-human primates

•  After seven days of treatment with dual avß6 and avß1 inhibitor pSMAD2 levels were reduced by greater than 75% in pulmonary cells of non-human primates

•  An anti-avß6 antibody showed approximately 50% decrease

•  Dual inhibition showed a clear PK/PD relationship with maximal pSMAD2 suppression was achieved and maintained while drug concentrations were in the effective dose range (i.e., above the plasma protein adjusted IC50, or p.a. IC50)

PLN-74809 binds to all conformations of avß6 and avß1 in biochemical assays	• PLN-74809 binds both bent-closed and extended-open conformations of avß6 and avß1

PLN-74809 reduced collagen gene expression in live human ILD lung tissue

In an assay using live lung tissue from five patients with IPF, application of PLN-74809 for seven days led to significant decrease of >50% in expression of COL1A1, a key gene responsible for collagen production. The degree of inhibition observed with PLN-74809 approaching that of a complete blockade of TGF-ß signaling using a direct inhibitor of its TGF-ß type I receptor kinase, also known as ALK5. In contrast, an avß6-specific monoclonal antibody, or mAb, that we synthesized based on publicly available information regarding Biogen’s antibody, 3G9, was unable to significantly inhibit COL1A1 expression. In the same assay, using live lung tissue from a patient with systemic sclerosis-associated pulmonary fibrosis, application of PLN-74809 for seven days also led to a decrease of >50% in expression of COL1A1.

Combined inhibition of avß6 and avß1 provided increased anti-fibrotic activity in live human fibrotic tissue as compared to DMSO vehicle control.

pSMAD3 was correlated with extractable collagen levels in patients suspected of having IPF

Open lung biopsies for histologic confirmation of IPF diagnosis were performed in 18 patients with interstitial lung disease, or ILD, who were suspected of having IPF. As part of this analysis, five controls (non-transplanted donor lungs) were also included. Multiple biopsies were taken from different lobes of each lung. Total pSMAD3 and extractable collagen 1 were measured by western blot. Extractable collagen 1 is thought to be collagen that has been recently formed and has not been cross-linked to the extracellular matrix. Total pSMAD3 and extractable collagen were significantly correlated. Higher pSMAD3 levels corresponded to higher levels of recently produced collagen.

pSMAD3 levels are correlated with extractable collagen in lung biopsies from patients suspected of having IPF

avß6 and avß1 expression is elevated in mouse bleomycin IPF model

We used the increased expression of both avß6 and avß1 integrins in human disease samples to select animal models with similar characteristics which we then employed for higher-throughput and more extensive testing than would be feasible with primary human tissue. The bleomycin model is the most extensively used model of IPF due to its ability to reproduce many aspects of the disease. The pattern of expression of integrins suggests that the bleomycin model can serve as a valid preclinical surrogate for evaluating the effects of integrin inhibition in IPF. We confirmed that both avß6 and avß1 integrins are upregulated in a mouse model of pulmonary fibrosis induced by exposure to bleomycin. In both acute and chronic versions of this model, expression of avß6 and avß1 integrins were higher in bleomycin-exposed animals compared to healthy controls.

avß6 and avß1 expression in murine bleomycin model

Dual avß6 and avß1 inhibition decreased collagen more than avß6 or avß1 single inhibition in live human IPF lung tissue

To further understand the anti-fibrotic effect of single vs. dual integrin inhibition, we performed assays on live human lung tissue explanted from IPF patients during transplant. We incubated the samples for seven days with either a single selective avß1 small molecule inhibitor, a single selective avß6 inhibitor (avß6 mAb), or a dual selective avß6/avß1 inhibitor. Dual selective inhibition was accomplished with either PLN-74809 or a combination of the small molecule avß1 inhibitor and the avß6 mAb. In this assay, we also compared against an inhibitor of the TGF-ß receptor kinase ALK5, as a positive control. We measured effects on pro-fibrotic gene expression through the mRNA counts for COL1A1. The small molecule inhibitor of avß1 and the avß6 mAb, each dosed at 10x their IC50, failed to show a significant reduction in Col1a1 expression when administered individually. When the small molecule inhibitor of avß1 and the avß6 mAb were incubated as a combination therapy, COL1A1 expression was significantly reduced. PLN-74809 also showed a significant reduction in COL1A1 expression. We also evaluated gene expression across a broad panel of additional pro-fibrotic genes. Similar to COL1A1, dual inhibition resulted in a greater reduction in gene expression across the panel versus single inhibition.

Dual avß6/avß1 inhibition blocked profibrotic gene expression more than single inhibition (avß6 or avß1) in live human IPF lung tissue

PLN-74809 showed a dose-dependent reduction in collagen fiber density in a mouse bleomycin IPF model

We evaluated three doses of PLN-74809 in a mouse bleomycin IPF model utilizing second-harmonic generation to evaluate the amount of new collagen formation ongoing post-treatment with PLN-74809. We evaluated a range of doses against vehicle control and saw a dose dependent reduction in collagen fiber density and fibrosis composite score.

PLN-74809 resulted in a dose-dependent decrease in collagen fiber density in a mouse bleomycin IPF model as measured through second-harmonic generation

PLN-74809 decreased TGF-ß activation in chronic bleomycin mouse model

We confirmed through biochemical analyses that anti-fibrotic efficacy of PLN-74809 in the bleomycin model was due to blockade of TGF-ß activation. A key biochemical marker of TGF-ß activation is the phosphorylation of SMAD2/3. In the bleomycin model, two weeks of treatment with PLN-74809 reduced pSMAD3 levels in a dose-dependent manner to those seen in control mice that had not been exposed to bleomycin in the acute IPF model. In addition, levels of newly formed collagen, or neo-collagen, and total lung collagen as measured by hydroxyproline content were significantly reduced in a dose-dependent manner in the treatment group.

PLN-74809 blocked TGF-ß activation in a chronic bleomycin model

The ability to measure TGF-ß activation through SMAD phosphorylation also provided us with the opportunity to develop SMAD2/3 phosphorylation as a biomarker that correlates with avß6 and avß1 integrin inhibition.

Inhibition of avß6 and avß1 blocked TGF-ß activation in the pulmonary cells of non-human primates

We conducted a non-human primate study to validate pSMAD as a biomarker for TGF-ß activation for future clinical studies. Given that this study will not be part of our regulatory package for our lead compound, PLN-74809, we used PLN-75068, a close analog to PLN-74809, with a similar binding and PK profile for this particular study. In the first stage of this study, we treated non-human primates with PLN-75068 twice daily, or with the avß6 mAb at 1 mg/kg every other day for seven days. We performed BAL procedures on the monkeys pre- and post- treatment and measured pSMAD2 levels in the pulmonary macrophages. BAL fluid collected three hours after dosing showed a significant reduction of pSMAD2 levels when compared to pre-treatment levels. The avß6 mAb showed pSMAD2 level reduction as well, but the effect was less pronounced than for PLN-75068.

BID Dosing of PLN-75068 reduced pSMAD2 levels in non-human primate alveolar fluid

A second stage of this study was designed to evaluate the PK/PD relationship between PLN-75068 and the inhibition of TGF-ß activation. In this stage, we dosed monkeys at either a low or high dose once a day for seven days. We designed the study to obtain multiple BAL measurements after the last treatment in order to understand how changes in the pSMAD2 levels relate to serum levels of PLN-75068. Dosing of PLN-75068 in non-human primates showed a decrease in the pSMAD2 levels at both doses. Soon after dosing, when drug concentrations were at their peak, the levels of pSMAD2 levels showed a reduction of more than 75 percent. As the drug concentration decreased, pSMAD2 levels gradually returned to baseline levels. Importantly, both dosing groups resulted in similar levels of pSMAD2 level reduction; however, the higher dose stayed in the effective dose range longer, and therefore maintained pSMAD2 level reduction for a longer period.

QD dosing of PLN-75068 reduced pSMAD2 levels

PLN-74809 binds to all conformations of avß6 and avß1 in biochemical assays

Integrins are cellular adhesion proteins having a high degree of structural flexibility with two predominant forms: an extended form with high affinity for binding to ligands, and a bent or closed form in which the ligand binding domain has low affinity for binding to ligands. The conformation of the integrin can also dramatically alter the binding of potential therapeutics such as antibodies.

Biochemical profiling of PLN-74809 confirms that it can inhibit both avß6 and avß1 integrins in both the high-affinity, extended open conformation as well as in the lower-affinity, bent closed conformation and thus has the potential to block integrin interactions regardless of the initial state of the receptor.

PLN-74809 binds to both high-affinity and low-affinity conformations of avß1 and avß6

Preclinical data in PSC

Summary Preclinical Data in PSC

Preclinical Findings	Observations

avß6 and avß1 are overexpressed in human PSC liver tissue as well as a mouse model of PSC	• We confirmed that the widely used Mdr2 knockout PSC mouse model shows upregulation of both avß6 and avß1, similar to our observations in diseased tissue from PSC patients

PLN-74809 showed a dose dependent reduction in fibrosis in a mouse PSC model

•  Six weeks of treatment with PLN-74809 resulted in a significant dose-dependent reduction in fibrosis compared to vehicle treated mice

•  pSMAD3 levels were also significantly reduced in a dose-dependent manner

PLN-74809 reduced cholestasis markers in PSC model	• After six weeks of treatment with PLN-74809, at the highest dose tested, we observed a significant reduction of alkaline phosphatase and total bilirubin

PLN-74809 decreased COL1A1 expression in live human PSC and PBC liver tissue samples more than OCA

•  After two days incubation with PLN-74809 we observed dose-dependent reductions in COL1A1 gene expression in live liver samples from a PSC patient and a PBC patient after transplant

•  Incubation with OCA did not achieve the same level of reduction of COL1A1 expression as PLN-74809 avß6 and avß1 are overexpressed in human PSC liver tissue as well as a mouse model of PSC

Similar to our approach in diseased tissue from an IPF patient, we examined the expression patterns of integrins in live, diseased tissue obtained from a patient with PSC. We found that both avß6 and avß1 integrins are overexpressed in these tissues. We then went to the standard animal model for PSC based on a deletion of the Mdr2 gene in mice and confirmed that in this model both avß6 and avß1 are overexpressed compared to normal control mice.

Both avß6 and avß1 are overexpressed in a Mdr2 knockout model of PSC

PLN-74809 showed a dose dependent reduction in fibrosis in a mouse PSC model

In Mdr2-deficient mice that have developed biliary fibrosis resembling PSC, dosing with PLN-74809 for six weeks resulted in a significant, dose-dependent reduction in fibrosis compared to vehicle treated mice. Similar results were observed whether the analyses were based on collagen levels as measured by hydroxyproline, pSMAD3 levels or histological staining.

PLN-74809 showed reduction of fibrosis in the Mdr2 deficient PSC model

PLN-74809 showed improved histology score in the Mdr2 deficient PSC model

PLN-74809 reduced cholestasis liver biomarkers in PSC model

Treatment of Mdr2-deficient mice with PLN-74809 also reduced in a dose-dependent manner serum levels of alkaline phosphatase and total bilirubin compared to vehicle controls. Both are markers of cholestasis.

PLN-74809 reduced cholestasis markers in PSC model

PLN-74809 decreased COL1A1 expression in live human PSC and PBC liver tissue samples more than OCA

We assessed the anti-fibrotic activity of our integrin inhibitors using liver samples obtained from a PSC patient and a PBC patient. We used precision-cut tissue slices to establish ex vivo tissue culture samples that mimic the multicellular characteristics of organs. The use of these precision-cut tissue culture assays not only provides the opportunity to assess the effects of our compounds directly on diseased human tissue, but also allows this to be done in a three-dimensional, multicellular context that better represents the complexity of the diseased tissue environment.

Assessing anti-fibrotic activity of compounds in live human liver fibrosis tissue

Live tissue samples from a PSC patient and a PBC patient were incubated for two days with varying concentrations of PLN-74809 and obeticholic acid, or OCA, a drug approved for the treatment of PBC. Incubation with PLN-74809 led to a significant dose-dependent decrease of COL1A1 expression, while incubation with OCA did not.

PLN-74809 blocked fibrosis in live human PSC and PBC liver tissue

PLN-1474 and NASH

PLN-1474 is a selective inhibitor of avß1 integrin that we are developing for the treatment of stage F3/F4 liver fibrosis in patients with NASH. PLN-1474 is a bioavailable inhibitor that has shown anti-fibrotic activity in multiple animal models of liver fibrosis as well as in live human NASH fibrotic liver tissue. In October 2019, we entered into a license and collaboration agreement with Novartis under which Novartis received global rights to develop and commercialize PLN-1474 for NASH associated liver fibrosis. Despite delays resulting from the COVID-19 pandemic, we are currently conducting a Phase 1 trial of PLN-1474 in healthy volunteers and expect data by the end of 2020. Novartis will reimburse us for all development activities associated with the Phase 1 trials, and will be responsible for all development and commercialization following Phase 1.

Background on liver fibrosis and NASH

NASH is a severe form of NAFLD that is associated with the development of liver fibrosis and potentially life-threatening liver dysfunction. NAFLD is characterized by increased amounts of fat in the liver, or steatosis. NAFLD is believed to occur due to a combination of factors including high caloric diet, obesity and metabolic syndrome, type 2 diabetes mellitus and genetics. Early stages of the disease often have no symptoms other than slightly elevated or fluctuating levels of liver enzymes in some patients.

As excess fat builds up in the liver, it can eventually cause lipotoxicity, resulting in inflammation in the liver and leading to injury of hepatocytes, known as ballooning. It is this combination of steatosis, inflammation and hepatocellular ballooning that defines NASH. Over time, NASH can lead to fibrosis of the liver. Fibrosis can progress to cirrhosis, resulting in impaired liver function and increased risk of liver-related complications and mortality. In fact, liver fibrosis is an independent predictor of liver-related morbidity and all-cause mortality in NASH. There are currently no FDA approved therapies for NASH, and to date investigational NASH therapies have only shown modest anti-fibrotic benefits in published clinical trials.

It is estimated that 30 to 40 percent of adults in the United States have NAFLD and approximately 30 percent of these patients, or up to 12 percent of adults, will develop NASH. NASH is already highly prevalent, affecting approximately 16.5 million adults in the United States with approximately 3.3 million at stage F3/F4 liver fibrosis. NASH is a growing problem with U.S. cases expected to top 27 million by 2030, with approximately eight million at stage F3/F4 liver fibrosis.

While NASH is becoming more common in the general population, identifying patients with increased risk of liver-related morbidity and mortality is important for clinical management. While steatosis, inflammation and hepatocellular ballooning are the measures used to diagnose NASH, to date, the presence and severity of liver fibrosis is the only proven independent predictor of poor clinical outcomes in NASH. Cirrhosis associated with NASH is the fastest growing indication for liver transplantation in the United States.

Approximately 10 to 15 percent of NASH patients will ultimately progress to cirrhosis over time. On average, these patients advance one fibrosis stage every seven years. NASH patients, regardless of stage of fibrosis, have an estimated annual mortality rate of 1.5 to 3.5 percent per year, mostly due to cardiovascular complications. However, when patients progress to stage F2 fibrosis or greater, liver-related complications become the highest risk for mortality. Each progressive stage of fibrosis correlates to a dramatic increase in liver-related mortality risk. Moreover, patients with F3 and F4 fibrosis carry liver-related mortality risk that is 17 times and 42 times greater, respectively, than NASH patients without fibrosis. We believe treatments with a potent anti-fibrotic effect would be more likely to have a meaningful impact on clinical outcomes for NASH patients with F3 to F4 fibrosis.

Stages of liver fibrosis

There are currently no FDA approved therapies for the treatment of NAFLD or NASH. Lifestyle changes and exercise to reduce body weight and treatment of concomitant diabetes and dyslipidemia comprise the cornerstone of treatment but are not sustainable in the majority of patients. For patients with cirrhosis, liver transplantation is the only potential treatment option, but transplant livers are not widely available, and only a minority of these patients will be eligible for a transplant due to the risks, costs and complexities associated with the procedure. NASH is the second leading indication for liver transplantation in the United States, but is also the most rapidly growing indication and is expected to eventually overtake alcoholic liver disease as the largest driver of liver transplant.

There are many candidates in development for the treatment of NASH that target various aspects of the disease. A number of these candidates are directed at reducing the underlying causes of the disease such as obesity and diabetes or addressing fat accumulation in the liver by altering lipid metabolism. Other candidates are focused on suppressing the inflammatory stage of NASH with the intent of preventing the progression of fibrosis. To date, only modest improvements in liver fibrosis stage or severity have been reported with investigational compounds evaluated in patients with NASH. Our approach is to directly target the fibrosis pathway with the goal of preventing progression or reversing advanced fibrosis (F3/F4). Given TGF- ß’s central role to fibrosis pathophysiology, we believe that directly targeting the TGF-ß activation pathway via avß1 integrin inhibition holds the potential to provide a more clinically meaningful anti-fibrotic effect than current investigational therapies, and ultimately prevent disease progression to cirrhosis and liver related complications.

Our solution, PLN-1474

PLN-1474 is a bioavailable, small-molecule, selective inhibitor of avß1 mediated TGF-ß activation. We are developing PLN-1474 as an anti-fibrotic therapy for patients with F3/F4 stage liver fibrosis associated with NASH. We have shown that in human fibrotic liver tissue from patients with NASH that the levels of avß1 are significantly elevated in tissue from patients with stage 4 fibrotic disease. Overexpression of avß1 is correlated with TGF-ß activation as measured by pSMAD3 levels. Therefore, we believe a single-selective inhibitor of avß1 is a promising and differentiated approach to treating NASH associated liver fibrosis. In October of 2019, we entered into a license and collaboration agreement with Novartis through which Novartis obtained a global license to PLN-1474. Despite delays resulting from the COVID-19 pandemic, we are currently conducting a Phase 1 trial with PLN-1474 in healthy volunteers and expect data by the end of 2020. Novartis will reimburse us for all development activities associated with the Phase 1 trials, and will be responsible for all development and commercialization following Phase 1.

Preclinical data

Summary of Preclinical Data in NASH

Preclinical Findings	Observations

avß1 and TGF-ß activation are upregulated in human F4 NASH liver biopsies	• Levels of avß1 and pSMAD3 levels are both significantly elevated in tissues from patients with stage F4 liver fibrosis • Levels of avß1 and pSMAD3 levels are highly correlated in NASH liver biopsies

PLN-1474 is associated with anti-fibrotic activity in live human fibrotic NASH liver tissue

•  After two days incubation with PLN-1474 we observed a significant reduction in COL1A1 gene expression in live liver samples from three NASH patients after transplant

•  Gene expression of TIMP1, a strong predictor of mortality in patients with fibrosis, was also reduced after incubation

PLN-1474 resulted in a broad decrease in expression of pro-fibrotic genes in an abbreviated mouse model of NASH	• In an abbreviated CDA-HFD mouse NASH model, after 3 weeks of treatment, mice treated with PLN-1474 showed decreased expression of a broad set of profibrotic genes relative to vehicle controls

PLN-1474 showed dose-dependent reduction of fibrosis in NASH and liver fibrosis mouse models

•  Six weeks of treatment with PLN-1474, resulted in a significant dose-dependent decrease in expression of Col1a1 and Col1a2 as well as hydroxyproline in a CDA-HFD NASH mouse model

•  After one week of treatment with PLN-1474, we observed significant dose-dependent reductions in Col1a1, Col1a2 and Col3a1 in a CCL4 liver fibrosis mouse model

PLN-1474 decreased collagen fiber density and characteristics via 2nd harmonic generation analysis in a NASH fibrosis model	• Six weeks of treatment with PLN-1474 utilizing 2nd harmonic generation, resulted in a dose-dependent decrease in collagen fiber density and fibrosis composite score in a CDA-HFD NASH mouse model

PLN-1474 potently binds to all conformations of avß1	• PLN-1474 binds both bent-closed and extended-open conformations of avß1 avß1 and TGF-ß activation are upregulated in human F4 NASH liver biopsies

We measured avß1 protein expression and pSMAD3 levels in a group of late-stage liver fibrosis biopsies. In F4 biopsies, avß1 was significantly overexpressed relative to F0/F1 biopsies. Similarly, the pSMAD3 levels were also significantly elevated in F4 biopsies compared to F0/F1.

avß1 and pSMAD3 levels are both upregulated in F4 liver fibrosis

PLN-1474 is associated with anti-fibrotic activity in live human fibrotic NASH liver tissue

We assessed the anti-fibrotic activity of PLN-1474 in live human NASH liver tissue. Precision cut tissue slices from multiple F4 NASH livers treated with PLN-1474 exhibited a mean 50 percent reduction in the levels of COL1A1 expression compared to vehicle treated controls. In the PLN-1474 treated tissue slices, we also saw a significant reduction in the gene expression of TIMP1, which encodes the tissue inhibitor of metallopeptidase, or TIMP-1. In a recent study, TIMP-1 was shown to be a strong predictor of all-cause mortality in patients with fibrosis. TIMP-1 is one of the three components of the Enhanced Liver Fibrosis, or ELF, score, a non-invasive clinical diagnostic test to assess the likelihood of having clinically significant fibrosis. These results suggest that selective inhibition of avß1 could have clinically meaningful anti-fibrotic activity in NASH patients with advanced fibrosis.

PLN-1474 significantly reduced COL1A1 and TIMP1 gene expression in human NASH liver tissue

PLN-1474 resulted in a decrease in expression levels of a broad panel of pro-fibrotic genes in an abbreviated mouse model of NASH

Mice were treated prophylactically with PLN-1474 for 3 weeks in an abbreviated CDA-HFD mouse NASH fibrosis model. A broad panel of profibrotic genes showed decreased expression in mice treated with PLN-1474 relative to mice that were treated with a vehicle control.

Profibrotic Gene Expression After Treatment with PLN-1474

Treatment with PLN-1474 resulted in decreased expression of a broad set of profibrotic genes in a CDA-HFD mouse NASH liver fibrosis model

PLN-1474 showed dose-dependent reduction of fibrosis in NASH and liver fibrosis mouse models

We tested the ability of PLN-1474 to inhibit fibrosis in a mouse model of NASH induced by a choline-deficient high fat diet. Treatment of these mice for six weeks, beginning at week five of the high fat diet, resulted in a dose-dependent reduction in collagen production as measured by hydroxyproline levels compared to vehicle-treated controls. Similar dose-dependent decreases in the expression of Col1a1 genes and picrosirius red staining, a histologic marker for fibrosis, were observed after treatment with PLN-1474. Treatment with PLN-1474 also led to decreases in pSMAD3 levels indicating that PLN-1474 was able to block TGF-ß activation.

PLN-1474 inhibits fibrosis in NASH fibrosis model

PLN-1474 also inhibited fibrosis in an acute CCl4 model of liver fibrosis. In this model, liver fibrosis in mice is induced by two weeks of exposure to CCl4. Treatment with PLN-1474 for one week reduced the expression of Col1a1, Col1a2 and Col3a1 compared to vehicle-treated controls. Treatment with PLN-1474 also reduced TGF-ß signaling to baseline levels as measured by pSMAD3 levels.

In the chronic version of the CCL4 model, fibrosis is induced by 21 days of exposure to CCl4. Treatment of these mice with PLN-1474 resulted in significant reductions in the expression of collagen genes beginning as soon as two hours after dosing. These results suggest that PLN-1474 has the potential to lead to significant and rapid changes in fibrosis even in livers containing extensive and established fibrotic lesions.

PLN-1474 inhibited collagen expression in a chronic CCl4 liver fibrosis model

PLN-1474 decreased collagen fiber density and characteristics via second-harmonic generation analysis in a NASH fibrosis model

We evaluated three doses of PLN-1474 in a NASH fibrosis mouse model utilizing second-harmonic generation to evaluate the amount of new collagen formation ongoing post-treatment with PLN-1474. We evaluated a range of doses against placebo in a NASH fibrosis model and saw a dose-dependent reduction in collagen fiber density and fibrosis composite score.

PLN-1474 resulted in a dose-dependent decrease in collagen fiber density in a NASH fibrosis model as measured through second-harmonic generation

PLN-1474 potently binds to all conformations of avß1

Similar to our observations with PLN-74809, we have shown that PLN-1474 binds to both the higher-affinity, extended open conformation of integrin avß1 as well as the lower-affinity, bent closed conformation and thus has the potential to block integrin interactions regardless of the state of the receptor.

Planned clinical development of PLN-1474

We are planning to enroll a Phase 1 trial of PLN-1474 in healthy volunteers and expect data by the end of 2020, subject to the impact of the COVID-19 pandemic. This trial will evaluate safety and tolerability as well as PK of PLN-1474. Once the Phase 1 trial is complete, Novartis will take over the program and be responsible for further development of PLN-1474 in NASH associated liver fibrosis.

Applying our fibrosis expertise in developing additional products

We are pursuing potential uses of our existing product candidates, PLN-74809 and PLN-1474, in additional fibrotic indications. We use our precision cut human fibrotic tissue assays in addition to our animal model data to inform our clinical development programs and potentially select additional indications where we think our pipeline candidates could have an effect.

Our mission is to advance the understanding of fibrosis by building a biology-, chemistry- and screening-based engine to drive drug development across the spectrum of fibrotic diseases. While our initial focus is on small-molecule integrin inhibitors in lung and liver fibrosis, we are actively pursuing additional treatment modalities across fibrosis indications in multiple different organs. We have identified other potential non-integrin targets related to TGF-ß signaling as well as other pathways across multiple fibrosis indications, such as regulators of epithelial-to-mesenchymal transition, a critical process in fibrosis. In addition, while our initial focus is on small-molecule drug candidates, we are agnostic to treatment modalities in the development of our pipeline.

Our oncology program-TGF-ß signaling in the tumor microenvironment

Over the past several years, the checkpoint inhibitor class of immuno-oncology drugs has changed the way many cancers are treated. Checkpoint inhibitors work to block signals that prevent the body’s immune system from recognizing tumor cells. By blocking checkpoint signals such as PD-1, these drugs have the ability to sensitize T-cells, allowing them to recognize and kill tumor cells. While checkpoint inhibitors have led to dramatic improvements in survival rates for certain cancer indications, there are still a significant proportion of patients who do not respond to the drugs. Much effort is being devoted to understanding the root causes of checkpoint inhibitor resistance.

As TGF-ß biology has been elucidated, it has become increasingly understood in the scientific literature that TGF-ß plays an important anti-inflammatory role in the tumor microenvironment. One of TGF-ß’s core physiologic roles is an anti-inflammatory effect that it provides in the wound healing process. In the tumor microenvironment, however, certain integrins, such as avß8, can be overexpressed on multiple different cell types, resulting in increased activation and signaling of TGF-ß. This over activation of TGF-ß can lead to a strong anti-inflammatory effect in the tumor microenvironment, resulting in decreased T-cell infiltration and decreased release of pro-inflammatory cytokines such as granzyme B and interferon g. This mechanism is becoming increasingly recognized as a potential cause of the resistance to checkpoint inhibitors such as anti-PD-1 therapies seen in many tumors. We are targeting TGF-ß activating integrins such as avß8 that are upregulated in certain tumors with the goal of removing the anti-inflammatory effect and, ultimately, sensitizing tumors to checkpoint inhibitors. This program has generated positive data in preclinical tumor models and our candidate is currently undergoing IND-enabling studies.

Integrin Upregulation in the Tumor Microenvironment

We are developing small molecule inhibitors against avß8 as well as other TGF-ß-activating integrins that have been shown to be upregulated in the tumor microenvironment. We have shown in an EMT6 anti-PD-1 resistant tumor mouse model that our small molecule inhibitors of avß8-mediated TGF-ß activation are able to sensitize tumors to anti-PD-1 therapy and extend survival. Additionally, our molecules perform similarly to monoclonal antibodies against the avß8 integrin receptor.

Small Molecule avß8 Inhibitors Enhanced PD-1 Activity in an EMT6 Anti-PD-1 Resistant Mouse Tumor Model

We are currently in lead-optimization stage of our oncology program developing small molecule inhibitors of avß8 targeting multiple potential PD-1 resistant tumor types. We have identified multiple potent and selective molecules and plan to nominate a developmental candidate in 2020.

Our Muscular Dystrophy Program

Muscular Dystrophy comprises a group of inherited diseases, all characterized by inborn errors in dystrophin, a protein that anchors muscle cells to the extracellular matrix, or ECM, and facilitates contraction of skeletal muscles. Mutations in the gene that codes for dystrophin can cause the dystrophin protein to be misshapen and ineffective in anchoring the muscle cell to the extracellular matrix. The lack of dystrophin anchoring results in damage to skeletal muscle cells upon contraction. Over time, muscle cells are unable to regenerate, and are eventually replaced by fat and fibrosis, resulting in loss of muscle function. Severe forms of muscular dystrophy cause progressive weakening of the heart and diaphragm, leading to death.

The most common form of muscular dystrophy is Duchenne muscular dystrophy, or DMD, which affects 1 in 3,500 boys worldwide. Disease progression varies, usually presenting with muscle weakness around age four. Most DMD patients need a wheelchair by age 12, with most dying in their 20’s. DMD is caused by mutations to the DMD gene, which codes for dystrophin.

Treatment for DMD is mostly focused on mitigating the symptoms. Aggressive management of dilated cardiomyopathy with anti-congestive medications is used, including cardiac transplantation in severe cases. Assistive devices for respiratory complications may be needed, especially at night. The steroid prednisone is given to improve the strength and function of individuals with DMD. Prednisone has been shown to prolong the ability to walk by 2 to 5 years. While a new treatment, etiplirsen, was recently approved in a subset of patients, this remains an area of tremendous unmet medical need. There are a number of novel modalities such as gene therapy and CRISPR being explored as potential treatments for DMD, but they remain years from approval.

We have identified a target integrin receptor that acts as a natural compensatory mechanism that anchors the muscle cell to the ECM in DMD, as well as other types of muscular dystrophy. It is expressed on the surface of skeletal muscle cells and has been shown to be upregulated in patients with muscular dystrophy. The target integrin is able to bind to laminin in the ECM and serve as a substitute for the dystrophin complex that normally holds muscle cells to the ECM. This compensatory mechanism serves to stabilize the muscle cell membrane, which decreases muscle damage upon contraction. Moreover, mutations in this integrin, or in the laminin protein that it binds to, have been reported, and result in congenital myopathies with phenotypes similar to those of muscular dystrophy. Like other integrins, our integrin target can exist in various conformations, some of which are active, and others that are not. The natural compensatory ability of the target is limited by the number of integrin receptors in the active conformation at any given time.

Our muscular dystrophy program utilizes an allosteric, agonistic, monoclonal antibody which binds to the alpha subunit of the target integrin and stabilizes it in its active conformation. By maximizing the number of target integrins that are active, the mAb is designed to increase the overall binding of the muscle cell membrane to the ECM and to stabilize the membrane.

Allosteric agonistic monoclonal antibody binds to the inactive integrin inducing conformational change increasing laminin binding

We have developed a humanized antibody that is highly potent and selective for the alpha subunit of the target integrin. Our mAb candidate has been tested in an mdx /DBA2 DMD mouse model where it showed significantly decreased muscle damage as measured through clinical biomarkers including serum creatinine kinase and troponin.

Treatment with mAb resulted in decreased muscle damage in a mdx/DBA2 mouse model

In addition to protecting against muscle damage, the antibody showed an increase in diaphragm contractility in the mice tested. The antibody was able to return diaphragm contractility to near the same level as the wild type controls. This is crucial, given that the primary cause of death in patients with muscular dystrophy is cardiopulmonary failure resulting from progressive wasting of cardiac and respiratory muscles.

Agonistic mAb restored diaphragm force back to the same level as wild type control

The antibody protected the gastrocnemius muscle from eccentric injury in which the muscle loses contractile force over a series of contractions. Interestingly, mice treated with an antibody that blocks the integrin receptor showed an increase in eccentric injury.

Integrin Agonistic Antibody Protected Gastrocnemius Muscle from Eccentric Injury While Antagonistic Antibody Increased Injury

Lastly, our mAb showed a reduction in hydroxyproline levels in the gastrocnemius muscles of the test mice, suggesting less fibrosis in the muscles, possibly as a result of decreased muscle damage.

Agonistic mAb significantly reduced collagen content in gastrocnemius muscles of treated mice

We have nominated a development candidate and are currently conducting CMC scale-up activities. We plan to initiate IND enabling studies in 2021.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, strong competition and an emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific personnel provide us with competitive advantages, we face substantial competition from many different sources, including larger pharmaceutical companies with greater resources. Smaller specialty biotechnology and biopharmaceutical companies, academic research institutions, governmental agencies, as well as public and private institutions are also potential sources of competitive products and technologies, including through collaborative arrangements with large and established biopharmaceutical companies. We also face competition in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients for clinical trials, and acquiring technologies complementary to, or necessary for, our programs. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, convenience, method of administration, cost, level of promotional activity and intellectual property protection.

There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrosis. Companies that we are aware of that are targeting the treatment of various fibrosis indications through inhibiting various parts of the TGF-ß pathway include large companies with significant financial resources such as Biogen, Inc., AbbVie Inc., Gilead Sciences, Inc., Indalo Therapeutics, Inc., FibroGen, Inc., Galapagos NV, Bristol Myers Squibb Co., and Novartis AG. However, we know of no other companies currently in clinical development with an orally bioavailable small-molecule, selective integrin inhibitor.

Although our novel approach is unique from most other existing or investigational therapies across the disease areas where we are focusing our development, we will need to compete with currently approved therapies, and potentially those in currently in development if they are approved. We are aware of several marketed and investigational products in our leading disease areas, including but not limited to:

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IPF: There are currently two approved products for the treatment of IPF; Esbriet, marketed by Roche Holding AG, and Ofev, marketed by Boehringer Ingelheim GmbH. Companies currently developing product candidates in IPF include AbbVie, Galapagos, Indalo, Kadmon Holdings, Inc., Galecto Biotech, Inc., Roche Holding AG and Liminal BioSciences. Inc.

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PSC: There are currently no approved therapies for the treatment of PSC. Companies currently developing product candidates in PSC include Gilead, Allergan plc, Dr. Falk Pharma and Intercept Pharmaceuticals, Inc..

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NASH: There are currently no FDA approved therapies for the treatment of NASH. There are a number of companies developing product candidates for the treatment of NASH including Intercept, Pfizer Inc., Gilead, Allergan, Novartis, AstraZeneca plc, Eli Lilly & Company, GlaxoSmithKline plc, Amgen, Inc., BMS, Johnson & Johnson, Merck & Co., Inc., Roche, Sanofi S.A., Takeda Pharmaceuticals, Novo Nordisk, Genfit SA, Madrigal Pharmaceuticals, Inc., Viking Therapeutics, Inc., Cirius Therapeutics, Inc., NGM Biopharmaceuticals, Akero Therapeutics, Inc. and Metacrine, Inc.. Most of the drugs currently in development for NASH are focused on decreasing liver fat or improving liver inflammation as opposed to direct liver anti-fibrotic approaches.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our product candidates, if approved for marketing. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position before we are able to enter the market.

Intellectual Property

Overview

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets relating to our proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of fibrosis that may be important for the development of our business. We additionally may rely on regulatory protection afforded through data exclusivity, market exclusivity, and patent term extensions, where available.

Our commercial success may depend in part on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable licenses, patents, or trade secrets that cover these activities. In some cases, enforcement of these rights may depend on third party licensors. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

As of May 1, 2020, we own or license over 30 pending patent applications, worldwide, including in the United States and corresponding foreign patent applications. At least four pending patent applications have been filed in the United States or corresponding foreign jurisdictions by or on behalf of the Regents of the University of California, which have granted us exclusive license rights to the technology. To date, two patents have issued to us or to our licensors. Our policy is to file patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. We seek United States and foreign patent protection for a variety of technologies, including: research compounds and methods, candidate compounds and antibodies for modulating the activity of integrins, methods for treating diseases of interest, and methods for manufacturing our products. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel products. We seek protection, in part, through confidentiality and proprietary information agreements. We are a party to various other license agreements that give us rights to use specific technologies in our research and development.

Company Owned IP

We own multiple families of patent applications that are directed to small-molecule compositions capable of modulating integrins and methods for treating or preventing diseases associated with integrins. Certain applications in these families relate to our PLN-1474 and PLN-74809 small-molecule product candidates, backup compounds and structural analogs, various unit dosages, dosing regimens, and routes of administration. We are also pursuing innovative ways to modulate integrin function using antibodies, and have one pending patent application to that technology in the United States. Patents that may issue from these company owned applications are generally expected to expire between the years 2037 to 2040, subject to possible patent term adjustment and/or extension.

Licensed IP

We have obtained an exclusive license from the Regents of the University of California to two patent families, which are expected to expire in 2034 and 2036, respectively. Included in these families are two issued U.S. patents with claims directed to small-molecule integrin inhibitors and methods of using such inhibitors for treating fibrotic and other diseases, as well as related patent applications that are pending in Canada and Europe. The molecules currently being developed by us as product candidates are not within the scope of the agreement with the Regents of the University of California.

Trademark Protection

We have two registered U.S. trademarks for use in connection with our products. We may pursue additional registrations for future products in markets of interest.

Trade Secret Protection

Finally, we may rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

In addition to the above, we have established expertise and development capabilities focused in the areas of preclinical research and development, manufacturing and manufacturing process development, quality control, quality assurance, regulatory affairs, and clinical trial design and implementation. We believe that our focus and expertise will help us develop products based on our proprietary intellectual property.

License Agreements

Novartis Collaboration and License Agreement

In October 2019, we entered into a collaboration and license agreement, or the Novartis Agreement, with Novartis Institutes for Biomedical Research, Inc., or Novartis, for the research, development and commercialization of PLN-1474, and up to three additional integrin targets, or the Research Targets. Under the terms of the Novartis Agreement, we will be responsible for the clinical development and manufacture of PLN-1474 through the first-in-human study and Novartis will then be responsible for all future development, manufacturing and commercialization.

During the research term, which shall initially be three years and extendable, we will collaborate, through a joint steering committee, with Novartis on up to three separate research programs, to biologically validate certain potential Research Targets and identify and synthesize potential research compounds for each Research Target in accordance with the applicable research plan. We will be responsible for advancing product candidates targeting selected Research Targets to development candidate stage and Novartis will then be responsible for all future development, manufacturing and commercialization.

We have also granted to Novartis an (i) exclusive (even as to us), transferable, sublicensable license to certain of our technology to commercialize licensed products in the field and (ii) co-exclusive (with us), transferable, sublicensable license to research, develop and manufacture certain licensed compounds and licensed products for disease treatment worldwide. Upon the completion of the first Phase 1 study, such co-exclusive license shall become exclusive for Novartis.

In addition, pursuant to the Novartis Agreement, we have granted to Novartis and its affiliates an (i) exclusive (even as to us), transferable, sublicensable license to certain of our technology to commercialize certain research products in the field and (ii) a coexclusive (with us), transferable, sublicensable license to develop, manufacture, and commercialize certain selected research compounds and research products for disease treatment worldwide. Upon the selection of relevant candidate small molecule compound selective modulator, such co-exclusive license shall become exclusive for Novartis.

Novartis paid us a nonrefundable, non-creditable one-time payment of $50.0 million as an initial license fee in October 2019. Novartis will also pay us a $4.0 million target validation fee for each candidate target that achieves target validation and is deemed a research target, for up to three candidate targets.

Novartis shall also pay us certain development and commercialization milestone payments, in total up to $416.0 million under the agreement.

Novartis shall also pay us tiered royalties, on a product-by-product basis based on annual nets sales of products at percentages ranging from high-single digits to low teens of the applicable licensed products and mid-single digits to high-single digits for any products resulting from the research programs.

Unless earlier terminated, the Novartis Agreement will expire upon the expiration of all royalty obligations. The royalty period will expire on a product-by-product and country-by-country basis upon the later of (i) ten years from the first commercial sale, (ii) the expiration of all regulatory or data exclusivity and (iii) the expiration of the last-to-expire valid patent claim. Novartis has the right to terminate the Novartis Agreement for convenience on a target-by-target basis upon sixty (60) days’ prior written notice, so long as such right is exercised prior to the first commercial sale of any licensed product or research product with respect to the applicable target. After the first commercial sale, Novartis has the right to terminate the Novartis Agreement for convenience on a target-by-target basis upon six (6) months’ prior written notice. We may not terminate the agreement for convenience. Either we or Novartis may terminate the Novartis Agreement if the other party is in material breach and such breach is not cured within the specified cure period. In addition, either we or Novartis may terminate the Novartis Agreement in the event of specified insolvency events involving the other party. If we terminate the agreement as a result of Novartis’ uncured material breach or Novartis terminates at will, we retain a royalty-bearing, non-exclusive license to certain Novartis technology in order to develop, manufacture and commercialize certain compounds and products as set forth in the Novartis Agreement, subject to certain conditions.

Adimab Collaboration Agreement

In October 2018, we entered into a collaboration agreement, or the Adimab Agreement, with Adimab, LLC, or Adimab, for the discovery and optimization of proprietary antibodies as potential therapeutic product candidates. Under the Adimab Agreement, we have initially agreed with Adimab to collaborate on an initial research program. In addition, we may select up to three additional biological targets against which Adimab will use its technology to research and develop antibodies pursuant to a mutually agreed upon research plan.

During the ongoing research period and for a specified evaluation period thereafter, or the Evaluation Term, Adimab will grant us a worldwide, non-exclusive license to Adimab’s technology to perform our responsibilities under the specified research plan and to evaluate the program antibodies to determine, at our election, how to proceed with any antibodies discovered as a result of such research program.

On a research program by research program basis, Adimab has granted to us an exclusive option to acquire the rights to up to a certain specified number of discovered antibodies for development and commercialization as biopharmaceutical products. We have also granted Adimab a non-exclusive, non-sublicensable license under our technology during each research program, and during the relevant Evaluation Term solely to perform Adimab’s responsibilities under such research plan.

Upon execution of the Adimab Agreement we paid to Adimab a one-time, non-creditable non-refundable technology access fee in the low-five figures. For each agreed upon research program that is commenced, we are required to pay Adimab an agreed upon rate for its full-time employees during a given research program, a specified discovery delivery fee, and an optimization completion fee in the low-six figures.

If we choose to exercise our option with respect to a specific research program, we are required to pay Adimab a non-creditable, non-refundable high six-figure option exercise fee, payable in installments. If we exercise our option with respect to more than the specified number of antibodies resulting from such research program, we are obligated to make an additional specified payment for each additional optioned antibody. To date, we have not exercised any options under the Adimab Agreement.

We are required to make certain milestone payments to Adimab upon the achievement of certain clinical and regulatory milestone events in the development of therapeutic products and diagnostic products which use the antibodies we have obtained pursuant to our exclusive option. The milestone payments total approximately $12 million for each therapeutic product. For any product that is commercialized pursuant to the Adimab Agreement, we are required to pay Adimab low single digit percentage tiered royalty payments based on annual aggregate worldwide net sales thresholds for such products, subject to reduction as specified in the Adimab

Agreement. Royalty terms with respect to each product will expire on a country-by-country basis upon the later of (a) ten years after the first commercial sale of such product in such country and (b) the expiration of the last patent related to any antibody acquired by us pursuant to our option from a specified research program.

Under the Adimab Agreement, we are required to use commercially reasonable efforts to conduct certain research to discover and optimize antibodies directed against the targets that we select. The Adimab Agreement will expire unless earlier terminated (a) in the event that we do not exercise any option pursuant to a research program, upon the conclusion of the last to expire Evaluation Term, or (b) if we do exercise an option, on the expiration of the last royalty term for a product in a particular country. We have the right to terminate the Adimab Agreement at any time upon advance written notice to Adimab. In addition, subject to certain conditions, either we or Adimab may terminate the Adimab Agreement if the other party commits a material breach of the agreement and fails to cure such breach within a specified cure period after written notice is provided. Upon expiration or termination of the Adimab Agreement, all licenses granted to us on a product-by-product and country-by-country basis will continue on a non-exclusive, fully-paid, worldwide, royalty-free, irrevocable basis.

Manufacturing

Our product candidates, PLN-74809 and PLN-1474, are small molecule inhibitors amenable to standard formulation technologies. We have validated the synthetic process and manufactured large kilogram quantities similar to the campaigns that will be required to provide drug product for our anticipated Phase 2a clinical trials. The manufacturing process of the drug substance for such product candidates is robust and accessed from readily available starting materials. The synthetic route is amenable to large-scale production and does not require unusual equipment or handling during the manufacturing process. We have obtained an adequate supply chain of the drug substance for PLN-74809 and PLN-1474 from our first North American contract manufacturing organization, or CMO, to satisfy both our clinical and preclinical requirements in 2020. We rely on a sole supplier for the manufacture of PLN-74809. We are engaging secondary raw material suppliers in addition to North American and European CMOs to mitigate global supply chain risk and ensure continuity of supply of drug substance. To maximize flexibility, we have established relationships with non-overlapping vendors for manufacturing of not only raw materials but also drug substance.

We currently rely on third-party manufacturers for the GMP production of larger quantities of our drug product candidates for our clinical trials. Our internal personnel have extensive cGMP manufacturing experience in order to ensure seamless technology transfer and to manage the manufacturing and development processes conducted by third-party manufacturers. Our agreements with third-party manufacturers include confidentiality and intellectual property provisions as well as routine quality audits. In some instances, we have reserved resources from third-party manufacturers for the development and manufacture of our product candidates for near-term clinical programs.

We do not own or operate facilities for clinical drug manufacturing, storage, distribution or quality testing. Currently, all of our clinical manufacturing is outsourced to third-party manufacturers. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for our clinical trials and, if approved, the manufacture, sale and distribution of commercial products.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. government regulation of drug products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The FDA also regulates biological products under the FDCA and the Public Health Service Act, or PHSA. If we advance clinical development of a biologic candidate in the future, these development activities will be subject to additional regulatory requirements specific to biologics. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	Submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	Submission to the FDA of an NDA;

•	Satisfactory completion of an FDA advisory committee review, if applicable;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	Payment of user fees and securing FDA approval of the NDA; and

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Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it initiates at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. An Agreed Initial Pediatric Study Plan requesting a waiver from the requirement to conduct clinical studies has been submitted to the FDA.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

U.S. marketing exclusivity

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for the original non-modified version of the drug. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are continuing, annual user fee requirements for any marketed products and the establishments where such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted by a manufacturer and any third parties acting on behalf of a manufacturer only for the approved indications and in a manner consistent with the approved label for the product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. On May 10, 2019, the Centers for Medicare and Medicaid Services announced a new pricing transparency rule, which was set to take effect on July 9, 2019. The rule would have required direct-to-consumer television advertisements for prescription drugs and biological products for which reimbursement is available, directly or indirectly, through or under Medicare or Medicaid to include the list price of that product, except for a prescription drug or biological product that has a list price of less than $35 per month for a 30-day supply or typical course of treatment. The final rule was vacated by the D.C. District Court prior to taking effect. Several states have adopted price transparency requirements and those as well as any future federal price transparency requirements that may be implemented in the future could have a negative effect on our business.

Other healthcare laws

Healthcare providers, physicians, and third party payors play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third party payors, healthcare providers and physicians, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the United States, these laws include, without limitation, state and federal anti- kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

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the federal Anti-Kickback Statute, or AKS, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA;

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the federal civil and criminal false claims laws, including the FCA, which can be enforced through “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, created under Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services, or CMS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made during the previous year to certain non-physician providers such as physician assistants and nurse practitioners; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a pharmaceutical manufacturer’s business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a pharmaceutical manufacturer’s business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a pharmaceutical manufacturer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, imprisonment, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reporting obligations and oversight if we become subject to integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of operations. In addition, commercialization of any drug product outside the United States will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials, we may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area, or EEA, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the EU.

Current and future healthcare reform legislation

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system. In particular, in 2010 the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

There remain judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. In addition, the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Additionally, Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act of 2011 will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Bipartisan Budget Act of 2018, also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. At the federal level, the U.S. Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Moreover, the U.S. Presidential administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Although a number of these and other measures may require additional authorization to become effective, Congress and the U.S. Presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

Rest of World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing product development, the conduct of clinical trials, manufacturing, distribution, marketing approval, product licensing, pricing and reimbursement vary from country to country. Additionally, clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additionally, to the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Coverage and reimbursement

Successful commercialization of new drug products depends in part on the extent to which reimbursement for those drug products will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drug products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug product. Sales of drug products depend substantially, both domestically and abroad, on the extent to which the costs of drugs products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. In general, the prices of drug products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for drug products, but monitor and control company profits. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States.

In the United States, the principal decisions about reimbursement for new drug products are typically made by CMS, an agency within the HHS. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors and coverage and reimbursement levels for drug products can differ significantly from payor to payor.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each Part D prescription drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on average manufacturer price, or AMP, and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our product candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of our product candidate. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Outside of the United States, the pricing of pharmaceutical products and medical devices is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures.

Employees

As of December 31, 2019, we had 62 full-time employees, including 21 with Ph.D. or M.D. degrees and 37 are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing 32,974 square feet of laboratory and office space, which is located at 260 Littlefield Avenue, South San Francisco, California 94080. The lease expires on February 28, 2025. We believe that our current facilities are sufficient to meet our current and near-term needs and that, should it be needed, suitable additional space will be available.

Legal Proceedings

As of the date of this prospectus, we are not party to any material legal matters or claims. We may become party to legal matters and claims arising in the ordinary course of business. We cannot predict the outcome of any such legal matters or claims, and despite the potential outcomes, the existence thereof may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors, including their ages, as of May 26, 2020.

Name	Age	Position(s)
Executive Officers:
Bernard Coulie, M.D., Ph.D., MBA	54	President, Chief Executive Officer and Director
Keith Cummings, M.D., MBA	43	Chief Financial Officer
Barbara Howes, MBA	56	Chief Human Resource Officer
Hans Hull, J.D.	45	Chief Business Officer
Éric Lefebvre, M.D.	56	Chief Medical Officer

Non-Employee Directors:
Hoyoung Huh, M.D., Ph.D.(3)	51	Lead Director
Suzanne Bruhn, Ph.D.(1)(2)	56	Director
Gayle Crowell(1)(3)	69	Director
John Curnutte, M.D., Ph.D.(2)(4)	68	Director
Neil Exter, MBA(2)	61	Director
Charles Homcy, M.D.(3)(4)	71	Director
Smital Shah, MBA(1)	44	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Research and Development Committee

Executive Officers

Bernard Coulie, M.D., Ph.D., MBA, has served as our Chief Executive Officer and as a Director since February 2016. Prior to joining us, Dr. Coulie cofounded ActoGeniX N.V., a biopharmaceutical company, and held roles of increasing responsibility there, including as Vice President R&D, Chief Medical Officer and Chief Executive Officer, from September 2006 until February 2015, when it was acquired by Intrexon Corporation. Prior to cofounding ActoGeniX, Dr. Coulie held various positions with increasing responsibilities in drug discovery and clinical development at Johnson & Johnson Pharmaceutical Research and Development Europe. Dr. Coulie previously served as a director of ActoGeniX from April 2010 until February 2015, Biogazelle N.V. from July 2015 until November 2018, Myoscience from June 2016 until March 2019. Dr. Coulie is currently serving as a director and Chairman of Calypso BV. Dr. Coulie holds an M.D. and Ph.D. from the University of Leuven, Belgium and an MBA from the Vlerick Management School, Leuven, Belgium. We believe that Dr. Coulie is qualified to serve on our board of directors based on our review of his experience and expertise in operations management and executive leadership at various biopharmaceutical companies.

Keith Cummings, M.D., MBA, has served as our Chief Financial Officer since December 2018. Prior to joining us, Dr. Cummings served as a Director in the Investment Banking Healthcare Group at Citigroup Global Markets from September 2014 until December 2018. Prior to joining Citigroup, Dr. Cummings worked at Lehman Brothers and, subsequently, at Barclays Investment Bank from August 2009 to September 2014, where he served as a vice president of investment banking. He holds a B.S. in Biochemistry from North Carolina State University, an MBA from Duke University’s Fuqua School of Business and an M.D. from Duke University School of Medicine.

Barbara Howes, MBA, has served as our served as our Chief Human Resource Officer since May 2019. Prior to joining us, Ms. Howes worked full time in consulting full-time in October 2014 where she served as the interim Head of Human Resources for several biotechnology companies, including Pliant prior to joining us full time. Ms. Howes has over 20 years’ experience designing and delivering creative and impactful human resources, leadership development and change management solutions with a focus on optimizing organizational performance in the areas of innovation, collaboration, culture and strategy. Prior to founding her consulting practice in October 2014, Ms. Howes led the executive and organization development, career & learning, diversity, and workforce research teams at Genentech from June 2008 through October 2014. Prior to joining Genentech, Ms. Howes spent 12 years at The Walt Disney Company, where she held various development positions at The Disney Stores, Walt Disney Imagineering, and Corporate. She holds a B.A. in Liberal Arts from Mount Saint Mary’s College and an MBA with an emphasis in Organizational Behavior from California Lutheran University.

Hans Hull, J.D., has served as our Chief Business Officer since March 2016. Prior to joining us, Mr. Hull held roles of increasing responsibility at Avalanche Biotechnologies, Inc., a biopharmaceutical company, from March 2011 until December 2015, including Vice President, Legal and Corporate Development, then Senior Vice President, Business Operations and interim President, and then Chief Executive Officer. Prior to Avalanche, from May 2008 to December 2011, he served as a legal and business development consultant for life sciences companies, including Second Genome, a biotechnology company, and Aprecia Pharmaceuticals, a pharmaceutical company. Mr. Hull was also the Vice President and then Chief Executive Officer of Orthobond Corporation, a medical device startup from March 2005 to April 2008. Mr. Hull also had an earlier career as an intellectual property attorney at Heller Ehrman LLP and life science consultant at ZS Associates. He holds an A.B. in Chemistry from Princeton University and a J.D. from the University of California, Berkeley.

Éric Lefebvre, M.D., has served as our Chief Medical Officer since May 2018. Prior to joining us, Dr. Lefebvre served as the Vice President of Allergan plc, a global pharmaceutical company, from November 2016 until April 2018. Prior to Allergan, Dr. Lefebvre served as Chief Medical Officer of Tobira Therapeutics, Inc., a clinical-stage biopharmaceutical company, from January 2012 until November 2016. Dr. Lefebvre also led global clinical development and global medical affairs at Janssen Pharmaceuticals for 10 years prior to starting his pharmaceutical career at GlaxoSmithKline Canada. This was preceded by 15 years of providing primary care at Clinique Medicale L’Actuel in Montreal, Canada. He holds a B.S. in Health Sciences from Edouard-Montpetit College and an M.D. from the University of Montreal.

Non-Employee Directors

Hoyoung Huh, M.D., Ph.D., has served as Lead Director of our board of directors since December 2017. He is the founder of pH Pharma and Healthcare & Humanity Foundation. Dr. Huh was a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014. Prior to founding Konus Advisory Group, Inc., Dr. Huh was Chief Executive Officer and Chairman of the board of directors of BiPar Sciences, Inc. from February 2008 until December 2010. In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. He previously served as the Chairman of the board of directors of Geron Corporation from September 2011 to December 2018, and CytomX Therapeutics, Inc. from February 2012 to December 2018, a member of the board of directors of Rezolute, Inc. (f/k/a AntriaBio, Inc.) from 2013 to January 2019, the Chairman of the board of directors of Epizyme, Inc. from October 2009 to February 2012, and as a member of the board of directors of Facet Biotech Corporation, Nektar Therapeutics, Inc., Addex Therapeutics Ltd. and EOS, S.p.A (Milano, Italy). Earlier in his career, Dr. Huh was a partner at McKinsey & Company. He holds A.B. in Biochemistry from Dartmouth College, an M.D. from Cornell University Medical College and a Ph.D. in Cell Biology and Genetics from Cornell University Sloan Kettering Institute. We believe Dr. Huh is qualified to serve on our board of directors based on his significant leadership experience in and familiarity with the biopharmaceutical industry.

Suzanne Bruhn, Ph.D., has served as a member of our board of directors since July 2016. Dr. Bruhn currently serves as President and Chief Executive Officer of Tiaki Therapeutics, a preclinical biotechnology company, since May 2019. Prior to that, Dr. Bruhn served as President and Chief Executive Officer of Proclara

Biosciences, Inc, a clinical-stage biotechnology company, from April 2017 until September 2018. Prior to Proclara, Dr. Bruhn served as President and Chief Executive Officer of Promedior, Inc., a private clinical-stage biotech company developing targeted therapies to treat diseases involving fibrosis, from May 2012 until November 2015. She currently also serves on the board of directors of Aeglea BioTherapeutics, Inc, a publicly traded biotherapeutics company, from February 2017, Retrophin, Inc., a publicly traded pharmaceutical company, from April 2020, and Cerecor Inc., a publicly traded pharmaceutical company, from April 2020. She previously served as a member of the board of directors of Novelion Therapeutics, Inc, a publicly traded pharmaceutical company, from October 2017 through January 2020, and Raptor Pharmaceuticals Corp., a publicly traded pharmaceutical company, from April 2011 until it was acquired by Horizon Pharma plc in October 2016. She holds a B.S. in Chemistry from Iowa State University and a Ph.D. in Chemistry from Massachusetts Institute of Technology and completed her postdoctoral fellowship in the department of human genetics at Harvard Medical School. We believe Dr. Bruhn is qualified to serve on our board of directors based on her extensive expertise and experience in the biopharmaceutical industry, including her expertise in the development of treatments for rare diseases and diseases involving fibrosis.

Gayle Crowell, has served as a member of our board of directors since December 2019. Ms. Crowell serves as a member of the board of directors of Envestnet, Inc., a role she has held since March 2016. Prior to that she served as lead independent director of Yodlee, Inc. from March 2014 and as a member of the Yodlee, Inc. board of directors from July 2002 until November 19, 2015, when Yodlee, Inc. was acquired by Envestnet. Ms. Crowell served as an operational business consultant for Warburg Pincus LLC, a private equity firm, from June 2001 to January 2019. From January 2000 to June 2001, Ms. Crowell served as president of Epiphany, Inc., a developer of customer relationship management software which was acquired by SSA Global Technologies, Inc. in September 2005. Ms. Crowell also currently serves on the board of directors of Dude Solutions Inc., a provider of facilities maintenance software, and of Hercules Capital, a specialty finance company, effective February 4, 2019. Ms. Crowell received an undergraduate degree in education from the University of Nevada at Reno. We believe Ms. Crowell is qualified to serve on our board of directors based on her extensive leadership experience as a board member and senior executive of other private and public companies.

John Curnutte, M.D., Ph.D., has served as a member of our board of directors since August 2017. From February 2011 through his retirement in May 2019, Dr. Curnutte served as Executive Vice President of Research and Development at Portola Pharmaceuticals, Inc., a biopharmaceutical company developing product candidates for thrombosis and other hematologic diseases. He remains as a consultant to Portola. Prior to that, Dr. Curnutte served as the Chief Executive Officer of 3-V Biosciences, Inc., a biotechnology company. Earlier in his career, he served as a President of Schering-Plough Biopharma and previously held several senior management positions at Genentech, Inc., a biotechnology company. Prior to Genentech, Dr. Curnutte was a tenured faculty member at The Scripps Research Institute, pursuing basic and clinical research in inflammation biochemistry and the molecular genetics of congenital immune deficiencies. He was an adjunct clinical professor of pediatrics at Stanford University School of Medicine and a member of the medical staff from 1993 to 2013. From May 2015 to June 2016, Dr. Curnutte served as a member of the board of directors of Diadexus, Inc., a cardiovascular diagnostics company. Since August 2019, he serves as a member of the board of directors of Orchard Therapeutics, a company focused on ex vivo autologous bone marrow gene therapy. Dr. Curnutte holds a B.S. in Biochemistry and Molecular Biology from Harvard University and an M.D. and a Ph.D. in Biological Chemistry from Harvard Medical School. We believe Dr. Curnutte is qualified to serve on our board of directors based on his extensive experience in the biopharmaceutical industry, including his operational experience in drug discovery and development.

Neil Exter, MBA, has served as a member of our board of directors since June 2015. He has been a partner at Third Rock Ventures since November 2007. Mr. Exter has more than 30 years of business development, strategy and operating management experience, across the spectrum of emerging and established biotech and technology companies. Mr. Exter is currently the interim chief business officer and a director of Cedilla Therapeutics. Prior to joining Third Rock Ventures, Mr. Exter was CBO of Alantos Pharmaceuticals and led the sale of that company to Amgen. Previously, he served as Vice President of Business Development for

Millennium Pharmaceuticals. Mr. Exter presently is a board member of Element Science, Goldfinch Bio, Pliant Therapeutics, Revolution Medicines, Celsius Therapeutics, Decibel Therapeutics, Motus Therapeutics, and NEVCA; he previously served as a director of Rhythm Pharmaceuticals and Cibiem. He is a member of the Research Committee of Children’s Hospital Boston, the investment committee of the Innovation Research Fund at Partners Healthcare, and the board of directors of the New England Venture Capital Association. He holds an MBA as a Baker Scholar from Harvard Business School, an M.S. from Stanford University, and a B.S. from Cornell University. We believe that Mr. Exter’s extensive experience in the life sciences industry as a venture capitalist and senior executive, as well as his service on the boards of directors of numerous biotechnology companies provide him with the qualifications to serve as a director of our company.

Charles Homcy, M.D., has served as a member of our board of directors since July 2015. Dr. Homcy is a cofounder of BridgeBio Pharma, Inc., and has served as a director since November 2018, Chairman of Pharmaceuticals since February 2019, and lead director since February 2020. Dr. Homcy joined Third Rock Ventures, a venture capital firm in 2010, where he was a partner until October 2019 and now serves in an advisory capacity. In 2003, he co-founded Portola Pharmaceuticals, a clinical biotechnology company, and he served as president and chief executive officer until 2010. Prior to that, Dr. Homcy served as the president of research and development at Millennium Pharmaceuticals, Inc. a biopharmaceutical company, following its acquisition of COR Therapeutics, Inc. in 2002. He joined COR Therapeutics, Inc., a biopharmaceutical company, in 1995 as executive vice president of research and development, and he served as a director of the company from 1998 to 2002. He was previously president of the medical research division of American Cyanamid-Lederle Laboratories. Dr. Homcy was a clinical professor of medicine at the University of California, San Francisco Medical School, and attending physician at the San Francisco Veterans Affairs Hospital from 1997 to 2008. He was previously a member of the Cardiac Unit of the Massachusetts General Hospital and an Associate Professor of Medicine at Harvard Medical School. Dr. Homcy holds a B.A. and an M.D. from Johns Hopkins University and currently serves on its board of trustees. Dr. Homcy is a cofounder of multiple biotechnology companies including GBT, MyoKardia, Relay, Goldfinch, Pliant, Ambys and Maze. We believe Dr. Homcy is qualified to serve on our board of directors based on his significant experience building and leading successful biotechnology companies and his scientific expertise.

Smital Shah, MBA, has served as a member of our board of directors since March 2019. Since October 2014, Ms. Shah has served in roles of increasing responsibility at ProQR Therapeutics NV, a rare disease company, including as Chief Financial Officer and most recently as Chief Business and Financial Officer. Previously, Ms. Shah managed the multi-billion-dollar debt, cash and investment portfolios of Gilead Sciences, Inc. Prior to Gilead, she was an investment banker at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotechnology space. Previously, Ms. Shah held various research and development roles at Johnson & Johnson Company. She holds a B.S. in Chemical Engineering from the University of Mumbai, a M.S. in Chemical Engineering from Virginia Tech and an MBA from the University of California, Berkeley Haas School of Business. We believe Ms. Shah is qualified to serve on our board of directors due to her extensive experience in the life sciences industry and her leadership experience as a senior financial executive.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

The authorized number of our board of directors is set at nine and currently contains 8 members with one vacancy. Each of the members of our board of directors serves pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering and the vacancy will terminate upon the effectiveness of the registration statement. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is to identify persons who will further the interests of our stockholders through his or her established record of professional accomplishments, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, diversity of background and perspective and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

We have applied to list our common stock on the Nasdaq Global Market. Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq rules require that (i) on the date of the initial listing, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days of the date of the initial listing, a majority of the members of such committees be independent and (iii) within one year of the date of the initial listing, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that all members of the board of directors, except Dr. Coulie, are independent directors, including for purposes of the rules of Nasdaq and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. Dr. Coulie is not an independent director under these rules because he is currently employed as the chief executive officer of our company.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors.

•	Our Class I directors will be Hoyoung Huh, M.D., Ph.D. and Neil Exter.

•	Our Class II directors will be John Curnutte, M.D., Ph.D., Smital Shah and Charles Homcy, M.D.

•	Our Class III directors will be Bernard Coulie, M.D., Ph.D., Gayle Crowell and Suzanne Bruhn, Ph.D.

Our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the closing of this offering will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our board of directors or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

Hoyoung Huh, M.D., Ph.D. is our current Lead Director and Bernard Coulie, M.D., Ph.D. is our current chief executive officer, hence the roles of lead director or chairman and the chief executive officer and president are separated. We plan to keep these roles separated following the completion of this offering. We believe that separating these positions allows our chief executive officer to focus on setting the overall strategic direction of the company, expanding the organization to deliver on our strategy and overseeing our day-to-day business, while allowing a lead director of the board to lead the board of directors in its fundamental role of providing strategic advice. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our lead director, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our lead director and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a research and development committee, each of which will operate pursuant to a charter adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, and with Nasdaq and SEC rules and regulations.

Audit Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, Smital Shah, Suzanne Bruhn, Ph.D. and Gayle Crowell will serve on the audit committee, which will be chaired by Smital Shah. Our board of directors has determined that each of Ms. Shah, Dr. Bruhn and Ms. Crowell are “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Shah as an “audit committee financial expert,” as defined under the applicable Nasdaq rules. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing material related person transactions for potential conflict of interest situations and approving such transactions; and

•

at least annually, review and reassess the adequacy of the audit committee charter and recommend to the board of directors any amendments or modifications to the charter that the audit committee deems appropriate.

Compensation Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, Suzanne Bruhn, Ph.D., John Curnutte, M.D., Ph.D., and Neil Exter will serve on the compensation committee, which will be chaired by Suzanne Bruhn, Ph.D. Our board of directors has determined that Drs. Bruhn and Curnutte are “independent” as defined in the applicable Nasdaq rules. Mr. Exter has not been deemed “independent” for compensation committee purposes and we may rely on the phase-in schedules set forth in Nasdaq listing rule 5615(b)(1) with respect to Mr. Exter’s service on the compensation committee. Pursuant to the phase-in schedules, we must have all members of the compensation committee be independent within one year of listing. The compensation committee’s responsibilities include:

•	reviewing on a periodic basis the operation of our executive compensation programs to determine whether they remain supportive of our business objectives;

•	reviewing the performance of our Chief Executive Officer and approving the compensation of our Chief Executive Officer;

•	reviewing the performance of our other executive officers, and approving or recommending to the board of directors the compensation of our other executive officers;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving structures and guidelines for various incentive compensation and benefit plans;

•	reviewing and recommending to the board of directors the compensation of our outside directors;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement;

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters; and

•

at least annually, review and reassess the adequacy of the compensation committee charter and recommend to the board of directors any amendments or modifications to the charter that the compensation committee deems appropriate.

Nominating and Corporate Governance Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, Hoyoung Huh, M.D., Ph.D., Gayle Crowell and Charles Homcy, M.D., will serve on the nominating and corporate governance committee, which will be chaired by Hoyoung Huh, M.D., Ph.D. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	overseeing the evaluation of our board of directors; and

•

at least annually, review and reassess the adequacy of the nominating and corporate governance committee charter and recommend to the board of directors any amendments or modifications to the charter that the nominating and corporate governance committee deems appropriate.

Research and Development Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part,

John Curnutte, M.D., Ph.D. and Charles Homcy, M.D. will serve on the research and development committee, which will be chaired by John Curnutte, M.D., Ph.D. The purpose of the research and development committee is to assist us in evaluating research and development issues and decisions and to provide to the Board a detailed perspective on research and development efforts. The research and development committee’s responsibilities include:

•

at least annually, providing feedback and analysis to our management and personnel and assist our board of directors regarding its oversight of, pre-clinical and clinical decision-making through a series of periodic pipeline reviews and in-depth assessments of select project strategies and plans;

•	reviewing, evaluating and advising the board or directors regarding our progress in achieving our short-term and long-term strategic research and development goals and objectives;

•	reviewing, evaluating and advising the board or directors regarding the quality, direction and competitiveness of our research and development programs;

•	providing recommendations regarding key discovery and development strategies to align with our business needs; and

•

providing assistance to the compensation committee and the board of directors in assessing the capabilities of and evaluating the performance of our key scientific and technical personnel, and the depth and breadth of the our scientific resources; and

•

at least annually, review and reassess the adequacy of the research and development committee charter and recommend to the board of directors any amendments or modifications to the charter that the research and development committee deems appropriate.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at https://pliantrx.com. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other officers as determined by our board of directors or our compensation committee. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in certain actions or proceedings.

We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans and expectations regarding our future compensation programs. The actual amount and form of compensation that we pay and the compensation policies and practices that we adopt in the future may differ materially from the currently-planned programs that are summarized in this discussion.

The compensation provided to our named executive officers for the fiscal year ended December 31, 2019 is detailed in the 2019 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the fiscal year ended December 31, 2019, which consists of our Chief Executive Officer and our two most highly-compensated individuals (other than our Chief Executive Officer) who were serving as executive officers on December 31, 2019, are:

•	Bernard J. Coulie, M.D., Ph.D., our Chief Executive Officer;

•	Keith L. Cummings, M.D., MBA, our Chief Financial Officer; and

•	Hans Hull, J.D., our Chief Business Officer.

2019 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the fiscal year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Bernard J. Coulie, M.D., Ph.D. Chief Executive Officer	2019	428,108	2,000	(4)		1,673,280	219,193	49,905	(5)	2,372,486

Keith L. Cummings, M.D., MBA Chief Financial Officer	2019	340,000	252,000	(6)		964,285	122,403	11,200	(7)	1,689,888

Hans Hull, J.D. Chief Business Officer	2019	355,137	75,000	(8)		268,560	136,369	11,200	(7)	846,266

(1)	The amounts reported represent the aggregate grant date fair value of the restricted stock awards granted to our named executive officers during the 2019 fiscal year, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock awards reported in this column are set forth in note 11 of our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock awards and do not correspond to the actual economic value that may be received by our named executive officers upon the vesting of the restricted stock awards or any sale of the underlying shares of common stock.
(2)	The amounts reported represent the aggregate grant date fair value of the stock option awards granted to our named executive officers during the 2019 fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option awards reported in this column are set forth in note 11 of our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock option awards and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock option awards or any sale of the underlying shares of common stock. For Mr. Hull, the grant date fair value of his performance-based stock option award is reported based on the probable outcome of the applicable performance metrics and the grant date fair value of the such performance-based stock option award, based on maximum level of achievement of the applicable performance metrics, is $178,920.
(3)	Represents amounts earned by our named executive officers under our short-term incentive program, based on the Company’s achievement of certain corporate performance goals and the named executive officers’ individual performance during the 2019 fiscal year.

(4)	Represents a one-time discretionary performance bonus that Dr. Coulie received in connection with the execution of the Novartis Agreement in October 2019.
(5)	The amounts reported represents $11,200 for matching contributions made by the Company under its 401(k) plan, $20,000 for travel reimbursements, and $18,705 for tax gross-ups paid by the Company for such travel reimbursements.
(6)	Represents a one-time discretionary performance bonus equal to $250,000 that Dr. Cummings received in connection with the Company’s issuance of Series C Redeemable Convertible Preferred stock in December 2019 and a one-time discretionary performance bonus equal to $2,000 that Dr. Cummings received in connection with the execution of the Novartis Agreement in October 2019.
(7)	The amount reported represents $11,200 for matching contributions made by the Company under its 401(k) plan.
(8)	Represents a one-time discretionary performance bonus that Mr. Hull received in connection with the execution of the Novartis Agreement in October 2019.

Narrative to Summary Compensation Table

Base Salaries

From January 1, 2019 through February 14, 2019, the annual base salaries for Dr. Coulie and Mr. Hull were $413,631 and $344,793, respectively. Effective as of February 15, 2019, the annual base salaries for Dr. Coulie and Mr. Hull were increased to $428,108 and $355,137, respectively. Dr. Cummings’ annual base salary for the fiscal year ended December 31, 2019 was $340,000. Effective upon our initial public offering, the annual base salaries for Drs. Coulie and Cummings and Mr. Hull will be increased to $540,000, $364,200 and $374,500, respectively.

Annual Bonuses

During the fiscal year ended December 31, 2019, our named executive officers were eligible to participate in the Company’s short-term incentive program, pursuant to which each was eligible to earn an annual bonus based on the achievement of certain Company performance objectives and individual performance. For the fiscal year ended December 31, 2019, the target annual bonuses for Drs. Coulie and Cummings and Mr. Hull were 40.0%, 30.0% and 30.0%, respectively, of the applicable named executive officer’s annual base salary. Effective upon our initial public offering, the target annual bonuses for Drs. Coulie and Cummings and Mr. Hull will be increased to 50%, 35% and 35%, respectively, of their annual base salary.

Discretionary Bonuses

During the fiscal year ended December 31, 2019, we also provided our named executive officers with certain one-time discretionary performance bonuses for their contributions to the successful execution of the Novartis Agreement and/or the Company’s issuance of Series C Redeemable Convertible Preferred stock, each as described further in our “Executive Compensation—2019 Summary Compensation Table” above.

Equity Compensation

During the fiscal year ended December 31, 2019, we granted stock option awards to each of our named executive officers, as described in more detail in the “Outstanding equity awards at fiscal 2019 year-end” table.

401(k) Plan

We maintain a tax-qualified 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We provide a safe harbor matching contribution equal to 100% on the first 3% of participant contributions and an additional 50% on the next 2% of participant contributions, which is 100% vested when contributed. We may also decide to make nonelective contributions, although we are not required to do so pursuant to the terms of the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites

We generally do not provide perquisites to our employees, other than travel reimbursements and related tax gross ups to Dr. Coulie.

Executive Employment Arrangements

We initially entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment. Each named executive officer also entered into our standard confidentiality and inventions assignment agreement.

Offer Letters in Place During the Fiscal Year Ended December 31, 2019 for Our Named Executive Officers

Bernard Coulie, M.D., Ph.D.

On October 12, 2015, we entered into an offer letter with Dr. Coulie, who currently serves as our Chief Executive Officer. The offer letter provides for Dr. Coulie’s at-will employment and set forth his initial annual base salary, initial target annual bonus opportunity, a $250,000 sign-on bonus, annual travel reimbursements of up to $20,000 and an initial restricted stock grant for 385,983 shares of our common stock, as well as his eligibility to participate in our employee benefit plans generally. Dr. Coulie’s offer letter also provides that, in the event of a termination of his employment by the Company without “cause” (as defined in Dr. Coulie’s offer letter) and other than for death or disability, subject to Dr. Coulie’s execution of an effective release of claims in favor of the Company and his continued compliance with all legal and contractual obligations to the Company, Dr. Coulie will be entitled to a severance benefit in the form of a lump sum payment equal to six months of his then-base salary. Dr. Coulie is subject to our standard confidential information and inventions assignment agreement.

Keith Cummings, M.D., MBA

On December 31, 2018, we entered into an offer letter with Dr. Cummings, who currently serves as our Chief Financial Officer. The offer letter provides for Dr. Cummings’ at-will employment and set forth his initial annual base salary, initial target bonus opportunity, a $100,000 sign-on bonus, a performance-based bonus of $250,000 based on the consummation of a collaboration agreement in which the Company receives certain significant payments, a stock option award for 225,489 shares of our common stock, as well as his eligibility to participate in our employee benefit plans generally. Dr. Cummings’ offer letter also provides that, in the event of a termination of his employment by the Company without “cause” (as defined in Dr. Cummings’ offer letter), subject to Dr. Cummings’ execution of an effective release of claims in favor of the Company, Dr. Cummings will be entitled to a severance benefit of 12 months’ base salary continuation, payable in accordance with the Company’s normal payroll schedule. Dr. Cummings is subject to our standard confidential information and inventions assignment agreement.

Hans Hull, J.D.

On February 10, 2016, we entered into an offer letter with Mr. Hull, who currently serves as our Chief Business Officer. The offer letter provides for Mr. Hull’s at-will employment and set forth his initial annual base salary, initial target annual bonus opportunity, and an initial restricted stock grant for 129,650 shares of our common stock, as well as his eligibility to participate in our employee benefit plans generally. Mr. Hull’s offer letter also provides that, in the event of a termination of his employment by the Company without “cause” (as defined in Mr. Hull’s offer letter) and other than for death or disability, subject to Mr. Hull’s execution of an effective release of claims in favor of the Company and his continued compliance with all legal and contractual obligations to the Company, Mr. Hull will be entitled to a severance benefit in the form of a lump sum payment equal to six months of his then-base salary. Mr. Hull is subject to our standard confidential information and inventions assignment agreement.

Executive Severance Plan

Our board of directors has adopted an Executive Severance Plan, or the Severance Plan, subject to the effectiveness of this offering, in which our named executive officers, and certain other executives, will participate. The benefits provided in the Severance Plan will replace any severance for which our named executive officers may be eligible under their existing offer letters or other agreements or arrangements, except to the extent such offer letters or other agreements or arrangements provide for greater benefits; provided, that, the defined terms in the Severance Plan will supersede the corresponding defined terms or other similar terms in such offer letter or other agreements or arrangements.

The Severance Plan will provide that upon a termination by us for any reason other than for “cause,” as defined in the Severance Plan, death or “disability,” as defined in the Severance Plan, outside of the change in control period (i.e., the period of one year after a “change in control,” as defined in the Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company and continued compliance with all applicable restrictive covenants, (i) 12 months of “base salary” (i.e., the higher of the annual base salary in effect immediately prior to the date of termination or the annual base salary in effect for the year immediately prior to the year in which the date of termination occurs) for our Chief Executive Officer and nine months of base salary for the other named executive officers, (ii) an amount equal to the named executive officer’s target annual bonus in effect immediately prior to the date of termination, pro-rated for the number of days employed during the year of termination, and (iii) an amount equal to the monthly employer contribution, based on the premiums as of the date of termination, that we would have made to provide health insurance for the named executive officer if he had remained employed by us for up to 12 months for our Chief Executive Officer and nine months for our other named executive officers. The payments under (i), (ii) and (iii) will be paid in substantially equal installments in accordance with our payroll practice over 12 months for our Chief Executive Officer and nine months for our other named executive officers.

The Severance Plan will also provide that upon a (A) termination by us other than for cause, death or disability or (B) resignation for “good reason,” as defined in the Severance Plan, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in favor of the Company and continued compliance with all applicable restrictive covenants, (I) a lump sum amount equal to 150% of the base salary and 150% of the target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change in control, if higher) for our Chief Executive Officer and 100% of the base salary and 100% of the target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change in control, if higher) for our other named executive officers (II) a lump sum amount equal to the monthly employer contribution, based on the premiums as of the date of termination, that we would have made to provide health insurance for the participant if the applicable named executive officer had remained employed by us for 18 months for our Chief Executive Officer and 12 months for our other named executive officers and (III) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by the participant, full accelerated vesting of such awards; provided, that the performance conditions applicable to any outstanding and unvested equity awards subject to performance-based vesting will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019:

			Option Awards(1)						Stock Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested (#)		Market Value of Shares or Units of Stock that have Not Vested ($)(2)
Bernard Coulie, M.D., Ph.D	2/8/18	3/1/18							35,402	(3)	250,594
	1/24/19	1/24/19	89,743	301,864	(4)		$2.08	1/23/29
Keith Cummings, M.D., MBA	1/24/19	12/31/18	56,372	169,116	(4)		$2.08	1/23/29
Hans Hull, J.D	4/7/16	3/9/16							8,103	(3)	57,359
	2/8/18	3/1/18							5,900	(3)	41,766
	1/24/19	1/24/19	4,807	16,171	(4)		$2.08	1/23/29
	1/24/19	1/24/19	41,958				$2.08	1/23/29

(1)	Each equity award is subject to the terms of our 2015 Plan and certain acceleration of vesting provisions under the Executive Severance Plan (as well as the acceleration of vesting provisions described below).
(2)	Based on the fair market value of a share of our common stock on 12/31/19, which was $7.08.
(3)	25% of the shares vest on the first anniversary of the vesting commencement date and the remaining 75% vest in 36 equal monthly installments thereafter, subject to the named executive officer’s continuous service relationship with us through each applicable vesting date. Notwithstanding the foregoing, the shares are subject to certain acceleration of vesting provisions upon the occurrence of certain events or termination of the named executive officer’s service relationship, provided that the named executive officer is in “good standing” (as defined in the applicable restricted stock award agreement) at the time of such event and subject to the named executive officer’s continued service to the Company through such event or termination: (i) acceleration of vesting of 25% of the shares subject to the award upon the named executive officer’s death; (ii) acceleration of vesting of 12.5% of the shares subject to the award upon a termination of employment by the Company; and (iii) acceleration of vesting of 100% of the then unvested shares upon a termination in connection with or after a “sale event” (as defined in the applicable restricted stock award agreement).
(4)	1/48th of the shares vest and become exercisable on each monthly anniversary while the named executive officer is providing continuous service to the Company through each vesting date. Notwithstanding the foregoing, in the event of a “change in control” (as defined in our 2015 Plan) (i) pursuant to which the award is assumed or continued by the surviving or acquiring corporation in such change in control, as determined by our board of directors, and (ii) we terminate the named executive officer’s continuous service without “cause” (as defined in our 2015 Plan) or the named executive officer terminates his employment for “good reason” (as defined in the applicable stock option award agreement), in either case within twelve (12) months following such change in control and subject to the named executive officer’s execution and non-revocation of a release of claims in the form prescribed by us within sixty (60) days after the date of such termination, the award shall be 100% vested upon the date of such termination of employment.

Employee Benefits and Equity Compensation Plans

2020 Stock Option and Incentive Plan

Our 2020 Stock Option and Incentive Plan, or 2020 Plan, was approved by our board of directors and our stockholders on May 14, 2020 and May 21, 2020, respectively, and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 Plan will replace our 2015 Plan, as our board of directors will not make additional awards under the 2015 Plan following the closing of this offering. The 2020 Plan will provide flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We will initially reserve 4,200,000 shares of our common stock, or the Initial Limit, for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2021, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This is referred to herein as the Annual Increase. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2020 Plan and the 2015 Plan will be added back to the shares of common stock available for issuance under the 2020 Plan.

The maximum aggregate number of shares of common stock that may be issued as incentive stock options may not exceed the Initial Limit cumulatively increased on January 1, 2021, and on each January 1 thereafter by 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the administrator of the 2020 Plan.

The grant date fair value of all awards made under our 2020 Plan and all other cash compensation paid by us to any non-employee director in any calendar year may not exceed $1,000,000 for the first year of service and $750,000 for each year of service thereafter.

The 2020 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. Persons eligible to participate in the 2020 Plan will be those full or part-time employees, non-employee directors and consultants of our company and our affiliates, as selected from time to time by our compensation committee in its discretion.

The 2020 Plan will permit the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights will entitle the recipient to shares of common stock or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee will be able to award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or service relationship with us through a specified vesting period. Our compensation committee may also be permitted to grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee will be able to grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.

The 2020 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2020 Plan. To the extent that awards granted under our 2020 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee’s discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under the 2020 Plan will terminate to the extent not assumed, continued or substituted for. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors will be able to amend or discontinue the 2020 Plan and our compensation committee will be permitted, at any time, to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2020 Plan will require the approval of our stockholders.

No awards will be granted under the 2020 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2020 Plan will be made prior to the date of this prospectus.

2015 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2015 Plan, on August 19, 2015. Our 2015 Plan was most recently amended on March 17, 2020. The 2015 Plan allowed for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards to employees, directors, and consultants, including employees and consultants of our affiliates, subject in each case to compliance with applicable tax laws.

Our 2020 Plan will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. As a result, we do not expect to grant any additional awards under the 2015 Plan following that date. Any awards granted under the 2015 Plan will remain subject to the terms of our 2015 Plan and applicable award agreements. As of March 31, 2020, options to purchase 2,607,939 shares of common stock and unexercised rights to purchase 4,195 shares of restricted stock were outstanding under the 2015 Plan.

The maximum number of shares of our common stock that may have been issued under our 2015 Plan was 5,124,308. The maximum number of shares of stock that may have been issued pursuant to the exercise of incentive stock options was three times such maximum number of shares. Shares subject to stock awards granted under our 2015 Plan that expire, are forfeited, are repurchased or otherwise terminate without all the shares covered by such stock awards having been issued, or are settled in cash, do not reduce the number of shares available for issuance under our 2015 Plan. Additionally, shares used to pay the exercise price or purchase price of a stock award or shares reacquired by the Company to satisfy the tax withholding obligations related to a stock award will return to the share reserve under the 2015 Plan. The shares issuable pursuant to stock awards granted under the 2015 Plan are authorized but unissued or reacquired shares, including shares repurchased by the Company on the open market or otherwise.

The Company’s board of directors or a duly authorized committee of our board of directors administers our 2015 Plan and the stock awards granted under it, and has the power to interpret and administer our 2015 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise, purchase or strike price, if any, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2015 Plan. Under the 2015 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, the reduction of the exercise price of any outstanding option or stock appreciation right, the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration, or any other action that is treated as a repricing under generally accepted accounting principles.

Pursuant to the 2015 Plan and subject to applicable law, the plan administrator may, in its discretion, delegate to one of more of our officers, the power to designate non-officer employees as recipients of options and/or stock appreciation rights and to determine the number of shares subject to such stock awards to be granted to such employees; provided, however, the plan administrator must specify the total number of shares that may be subject to the stock awards granted by such officer and such officer may not grant options to himself or herself. The board of directors may not delegate the authority to determine the fair market value of our common stock.

Our 2015 Plan provides that in the event of certain specified significant corporate transactions, generally including: (i) a sale of all or substantially all of our assets, (ii) the sale or disposition of at least 90% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction, and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (A) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (B) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (C) accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction, (D) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (E) cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, determined by the board of directors, or (F) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner. In the event of a change in control, awards granted under the 2015 Plan will not receive automatic acceleration of vesting and exercisability, although the board of directors may provide for this treatment in an award agreement. Under the 2015 Plan, a change in control is defined to include (i) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock, (ii) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), or (iii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock.

Under our 2015 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2015 Plan.

Our board of directors has the authority to amend, suspend, or terminate our 2015 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the written consent of that participant.

Our board of directors has determined not to make any further awards under the 2015 Plan following the completion of this offering.

2020 Employee Stock Purchase Plan

Our 2020 Employee Stock Purchase plan, or the 2020 ESPP, was adopted by our board of directors and our stockholders on May 14, 2020 and May 21, 2020, respectively, and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2020 ESPP will initially reserve and authorize the issuance of up to a total of 700,000 shares of common stock to participating employees. The 2020 ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2021, by the lesser of (i) 700,000 shares of our common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or (iii) such lesser number of shares as determined by the administrator of the 2020 ESPP. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees will be eligible to participate in the 2020 ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the 2020 ESPP.

We will make one or more offerings each year to our employees to purchase shares under the 2020 ESPP. Other than the initial offering, offerings will usually begin every six months and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

Each employee who is a participant in the 2020 ESPP may purchase shares by authorizing contributions of between 1% and 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the offering period, whichever is lower, provided that no more than 3,000 shares of common stock (or a lesser number as established by the plan administrator in advance of the offering period) may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the 2020 ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2020 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2020 ESPP may be terminated or amended by our board of directors at any time, but will automatically terminate on the 10-year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the 2020 ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the 2020 ESPP for employees of our non-U.S. subsidiaries.

Senior Executive Cash Incentive Bonus Plan

On May 6, 2020, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, which will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan will provide for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: research, pre-clinical, non-clinical developmental, publication, clinical or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; satisfaction of, or other achievement metrics relating to, key third parties; working capital; earnings (loss) per share of the company’s common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan will also permit the compensation committee to approve additional bonuses to executive officers in its sole discretion.

DIRECTOR COMPENSATION

Prior Non-Employee Director Compensation Program

During the fiscal year ended December 31, 2019, we provided compensation to our non-employee directors for their services on our board of directors, other than those associated with Third Rock Ventures or Cowen, pursuant to our non-employee director compensation policies.

Our non-employee director compensation policy generally provides for an annual $25,000 cash retainer; however, Mr. Raidy, a former member of our board of directors who is affiliated with Cowen, and Dr. Huh’s did not receive any cash retainers. Certain members of our board of directors who are affiliated with Third Rock Ventures, one of our principal stockholders, provided consulting services to the Company in 2019 for which the Company paid approximately $36,000.

In addition, upon initial election to our board of directors, Drs. Bruhn, Curnutte and Huh were granted a certain number of shares of our restricted common stock (approximately 25,174 shares for Drs. Bruhn and Curnutte and 93,466 shares for Dr. Huh) and Ms. Shah was granted an option to purchase 25,174 shares of our common stock, together, the Initial Pre-IPO Director Grants. Ms. Crowell did not did however receive an Initial Pre-IPO Director Grant upon her appointment to the board of directors in December 2019. She received a grant for 25,174 shares in March 2020. The Initial Pre-IPO Director Grants vest on the last date of each calendar quarter after the applicable non-employee director’s commencement of his or her service to our company at a rate of approximately 1,573 shares for Ms. Shah and Drs. Bruhn and Curnutte and 5,841 for Dr. Huh, subject to continued service to our company through each applicable vesting date. Upon a “sale event” (as defined in the applicable non-employee director compensation policy), the Initial Pre-IPO Director Grants will vest in full.

On or following each anniversary of the Initial Pre-IPO Director Grant, continuing non-employee directors are generally entitled to receive a grant of an option to purchase approximately 3,496 shares of our common stock, or an Annual Pre-IPO Director Grants. During the fiscal year ended December 31, 2019, Drs. Bruhn and Curnutte were each granted an option to purchase approximately 3,496 shares of our common stock as their Annual Pre-IPO Director Grant; however Dr. Huh did not receive an Annual Pre-IPO Director Grant. The Annual Pre-IPO Director Grants vest in equal quarterly installments over one year from the date of grant, subject to the applicable director’s continued service to our company through each applicable vesting date. Upon a sale event, such grants will vest in full. In addition to her Annual Pre-IPO Director Grant, in March 2019, Dr. Bruhn received an option to purchase 4,055 shares of our common stock, which was fully vested as of the date of grant.

Our employee director received no additional compensation for their service as a director.

We reimbursed all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Non-Employee Director Compensation Policy

In connection with this offering, our board of directors adopted a non-employee director compensation policy, to be effective the day immediately prior to the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$35,000
Additional retainer for annual service as non-executive chairperson or lead director of the board of directors	$30,000
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$15,000
Annual service as member of the audit committee (other than chair)	$7,500
Annual service as compensation committee chairperson	$10,000
Annual service as member of the compensation committee (other than chair)	$5,000
Annual service as nominating and corporate governance committee chairperson	$8,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as research and development committee chairperson	$8,000
Annual service as member of the research and development committee (other than chair)	$4,000

In addition, our policy will provide that, upon initial election or appointment to our board of directors, each new non-employee director will be granted a one-time grant of a non-statutory stock option to purchase 26,573 shares of our common stock on the date of such director’s election or appointment to the board of directors, or the Director Initial Grant. The Director Initial Grant will vest in substantially equal monthly installments over three years. On the date of each annual meeting of stockholders of our company following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of a non-statutory stock option to purchase 13,286 shares of common stock, or the Director Annual Grant. The Director Annual Grant will vest in equal quarterly installments over one year and will vest in full on the earlier of the one-year anniversary of the grant date or on the date of our next annual meeting of stockholders. The Director Initial Grant and Director Annual Grant are subject to full acceleration vesting upon the sale of our company.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the fiscal year ended December 31, 2019. Dr. Coulie, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director. The compensation received by Dr. Coulie, as a named executive officer of our company, is presented in “Executive Compensation—2019 Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Suzanne Bruhn, Ph.D.(2)	25,000	37,697	—	62,697
John Curnutte, M.D., Ph.D.,(3)	25,000	17,110	—	42,110
Neil Exter, MBA(4)	—	—	—	—
Charles Homcy, M.D.(5)	23,920	—	—	23,920
Hoyoung Huh, M.D., Ph.D.,(6)	—	—	—	—
Kevin Raidy(7)*	—	—	—	—
Smital Shah, MBA(8)	20,576	132,498	—	153,074
Gayle Crowell(9)	883	—	—	883

*	Mr. Raidy served on our board of directors in 2019, and resigned as a director immediately prior to the public filing of the registration statement of which this prospectus is a part.
(1)	The amounts reported represent the aggregate grant date fair value of the stock option awards granted to the non-employee directors in the fiscal year ended December 31, 2019, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option awards reported in this column are set forth in note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock option awards and do not correspond to the actual economic value that may be received by the non-employee directors upon the vesting of the stock option awards or any sale of the underlying shares of common stock.
(2)	As of December 31, 2019, Dr. Bruhn held 29,278 shares of restricted stock and options to purchase 7,551 shares of our common stock.
(3)	As of December 31, 2019, Dr. Curnutte held 29,278 shares of restricted stock and an option to purchase 3,496 shares of our common stock.
(4)	As of December 31, 2019, Mr. Exter did not hold any outstanding equity awards.
(5)	As of December 31, 2019, Dr. Homcy held 69,929 shares of restricted stock.
(6)	As of December 31, 2019, pH Pharma Co. Ltd., or pH Pharma held 99,759 shares of restricted stock. Dr. Huh has a majority ownership in pH Pharma and has voting power over the shares.
(7)	As of December 31, 2019, Mr. Raidy did not hold any outstanding equity awards.
(8)	Ms. Shah has served as a member of the board of directors since March 2019 and her board fees were prorated accordingly. As of December 31, 2019, Ms. Shah held an option to purchase 25,174 shares of our common stock.
(9)	Ms. Crowell has served as a member of the board of directors since December 2019 and her board fees were prorated accordingly. As of December 31, 2019, Ms. Crowell did not hold any outstanding equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections entitled “Management,” “Executive Compensation” and “Director Compensation,” and the registration rights described in the section entitled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Private Placements of Securities

Series A redeemable convertible preferred stock financing

From August 2015 through March 2018, we sold an aggregate of 56,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share, for an aggregate purchase price of $56.0 million.

All purchasers of our Series A redeemable convertible preferred stock are entitled to specified registration rights. See the section entitled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series A redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of stockholder	Shares of Series A redeemable convertible preferred stock	Total purchase price
Entities affiliated with Third Rock Ventures(1)	55,000,000	$	55,000,000
pH Pharma Co., Ltd.(2)	1,000,000	$	1,000,000

(1)	Consists of 39,750,000 shares held by Third Rock Ventures III, L.P., or TRV III, and 15,250,000 shares held by Third Rock Ventures IV, L.P., or TRV IV.
(2)	Hoyoung Huh, M.D., Ph.D., our lead director, has a majority ownership in pH Pharma, and has voting power over the shares.

Series B redeemable convertible preferred stock financing

From July 2018 through November 2018, we sold an aggregate of 49,501,221 shares of our Series B redeemable convertible preferred stock at a purchase price of $1.3767 per share, for an aggregate purchase price of approximately $68.1 million.

All purchasers of our Series B redeemable convertible preferred stock are entitled to specified registration rights. See the section entitled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series B redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of stockholder	Shares of Series B redeemable convertible preferred stock	Total purchase price
Entities affiliated with Cowen Healthcare Investments(1)	10,895,619	$14,999,999
Entities affiliated with Eventide Asset Management LLC(2)	10,895,619	$14,999,999
Bernard Coulie and Barbara Leyman, as Trustees of The Coulie/Leyman Family Trust(3)	181,594	$250,000
Hans Hull	36,319	$50,000

(1)	Consists of (a) 10,154,302 shares of Series B redeemable convertible preferred stock held by Cowen Healthcare Investments II LP, or Cowen II and (b) 741,317 shares of Series B redeemable convertible preferred stock held by CHI EF II LP, or CHI EF II. Cowen Healthcare Investments II GP LLC is the sole general partner of Cowen II and CHI EF II.
(2)	Consists of (a) 7,263,746 shares of Series B redeemable convertible preferred stock held by Eventide Gilead Fund and (b) 3,631,873 shares of Series B redeemable convertible preferred stock held by Eventide Healthcare & Life Sciences Fund. Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund are registered investment companies for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares.
(3)	Consists of 181,594 shares of Series B redeemable convertible preferred stock held by Bernard Coulie and Barbara Leyman, as Trustees of The Coulie/Leyman Family Trust, or Coulie/Leyman Family Trust, of which Dr. Coulie and his spouse are the sole trustees.

Series C redeemable convertible preferred stock financing

From December 2019 through February 2020, we sold an aggregate of 54,888,058 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.83 per share, for an aggregate purchase price of approximately $100.4 million.

All purchasers of our Series C redeemable convertible preferred stock are entitled to specified registration rights. See the section entitled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series C redeemable convertible preferred stock purchased by our executive officers, members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of stockholder	Shares of Series C redeemable convertible preferred stock	Total purchase price
Novartis Institutes for BioMedical Research, Inc.(1)	10,928,962	$20,000,000
Entities affiliated with Cowen Healthcare Investments(2)	2,732,240	$5,000,000
Entities affiliated with Eventide Asset Management LLC(3)	5,464,480	$10,000,000
Redmile Biopharma Investments II, L.P.(4)	13,661,202	$25,000,000
Keith Cummings	27,322	$50,000
The Sloger Hull Family Trust(5)	27,322	$50,000
Barbara Howes	27,322	$50,000

(1)	Consists of 10,928,962 shares of Series C redeemable convertible preferred stock held by Novartis.
(2)	Consists of (a) 2,548,025 shares of Series C redeemable convertible preferred stock held by Cowen Healthcare Investments II LP, or Cowen II and (b) 184,215 shares of Series C redeemable convertible preferred stock held by CHI EF II LP, or CHI EF II. Cowen Healthcare Investments II GP LLC is the sole general partner of Cowen II and CHI EF II.
(3)	Consists of (a) 3,825,136 shares of Series C redeemable convertible preferred stock held by Mutual Fund Series Trust, on behalf of Eventide Gilead Fund, and (b) 1,639,344 shares of Series C redeemable convertible preferred stock held by Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund. Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund are registered investment companies for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares.

(4)	Consists of 13,661,202 shares of Series C redeemable convertible preferred stock held by Redmile Biopharma Investments II, L.P. Redmile Group, LLC is the investment manager of Redmile Biopharma Investments II, L.P. and may be deemed to beneficially own the securities held by the Redmile Biopharma Investments II, L.P. Jeremy C. Green serves as the managing member of Redmile Group, LLC and as such shares voting and dispositive power over the shares held by Redmile Biopharma Investments II, L.P. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
(5)	Consists of 27,322 shares of Series C redeemable convertible preferred stock held by The Sloger Hull Family Trust, of which Hans Hull and his spouse are the trustees.

Novartis Agreement

On October 17, 2019, we entered into the Novartis Agreement with Novartis covering the development and commercialization of our preclinical product candidate, PLN-1474 and up to three additional targets. Upon execution of the Novartis Agreement, we also entered into a financing side letter with Novartis, whereby Novartis committed to provide up to $30.0 million in equity financing, of which $20.0 million was through the purchase of our Series C redeemable convertible preferred stock and the remaining $10.0 million will be provided for in the Concurrent Private Placement. See “Business—License Agreements— Novartis Collaboration and License Agreements” for additional details on the Novartis Agreement.

Concurrent Private Placement with Novartis

Novartis, our strategic partner and one of our existing stockholders has agreed to purchase $10.0 million in shares of our common stock at the initial public offering price per share, in the Concurrent Private Placement that would close concurrently with, and be conditioned upon consummation of, this offering. The sale of such shares to Novartis will not be registered under the Securities Act of 1933, as amended, and these shares will be subject to certain restrictions on transfer pursuant to applicable securities laws and these shares are subject to a 180-day lock-up agreement with the underwriters in this offering. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement.

Participation in this Offering

Certain of our principal stockholders including stockholders affiliated with certain of our directors, have indicated an interest in purchasing a substantial amount of the shares of our common stock offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering.

Agreements with Stockholders

Investors’ rights agreement

In December 2019, we entered into an Amended and Restated Investors’ Rights Agreement, which we refer to as our investors’ rights agreement, with certain holders of our outstanding redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. After the completion of this offering, the holders of shares of our common stock issuable in connection with the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section entitled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of first refusal and co-sale agreement

In December 2019, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, which we refer to as our right of first refusal and co-sale agreement, which imposes restrictions on certain holders with respect to the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting agreement

In December 2019, we entered into an Amended and Restated Voting Agreement we refer to as our voting agreement, under which certain holders of our capital stock, including persons who hold more than 3% of our outstanding capital stock and entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock of the company.

Consulting or research agreements with related parties

Certain employees of Third Rock Ventures, one of our stockholders, provide consulting services to us. Consulting service expenses of $54,000 and $36,000 were recorded for the years ended December 31, 2018 and 2019, respectively. The consulting fees were paid in consideration for certain ordinary course business operations and management consulting services provided to us from time to time by individuals related to Third Rock Ventures. There is no written agreement for the services provided to us by Third Rock Ventures.

Charitable contributions

In 2018 and 2019, we made charitable contributions to the University of California, San Francisco Foundation, or the UCSF Foundation, which were directed to support research performed in the laboratories of two of our scientific founders. Charitable contributions made to the UCSF Foundation were $0.5 million and $0.3 million during the years ended December 31, 2018 and 2019, respectively, which were directed to support research performed in the laboratories of two of our scientific founders.

Executive Officer and Director Compensation

See the sections entitled “Executive Compensation” and “Director Compensation” for information regarding compensation of our executive officers and directors.

Other Relationships

Other than as described above, since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest.

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors, executive officers, and other officers as determined from time to time by our board of directors or our compensation committee. These agreements and our amended and restated bylaws will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in certain actions or proceeding, including any action, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law. We are also required by these agreements to indemnify these individuals for certain expenses (including attorney’s fees) in certain action or proceeding by or in our right.

Policies for Approval of Related Party Transactions

Prior to this offering, our board of directors adopted and approved a Related Person Transaction Policy, to be effective upon the effectiveness of the registration statement of which this prospectus is a part. The policy sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is any transaction in which the we are a participant and a related person has a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director, director nominee, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members.

Under the policy, we shall provide our audit committee with all material information regarding such related person transaction. Our audit committee shall review the material facts of all related person transactions, taking into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. To facilitate identification of related person transactions, we will compile a list of all related persons and related person affiliates, and updated the list at least annually, based on questionnaires completed by our directors and officers. Each of our directors, officers and director nominees shall also be responsible for promptly notifying us of any change in the identity of relevant related party affiliates.

In addition, under our Code of Conduct, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs, and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director, or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify, or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of May 15, 2020 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our redeemable convertible preferred stock. A person is also deemed to be a beneficial owner of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 24,649,540 shares of common stock deemed to be outstanding as of May 15, 2020, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, immediately prior to the completion of this offering and the Concurrent Private Placement of $10.0 million of common stock to Novartis (or 666,666 shares assuming such shares are sold to Novartis at $15.00 per share, the midpoint of the price range on the cover of this prospectus). The table below assumes that the underwriters do not exercise their option to purchase additional shares. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 15, 2020 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o Pliant Therapeutics, Inc., 260 Littlefield Avenue, South San Francisco, California 94080.

Certain of our principal stockholders including stockholders affiliated with certain of our directors, have indicated an interest in purchasing a substantial amount of the shares of our common stock offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these stockholders or their affiliated entities. If any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering would increase from that set forth in the table below.

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned before offering	Percentage of shares beneficially owned after offering
5% or Greater Stockholders:
Entities affiliated with Third Rock Ventures(1)	7,972,027	32.3%	25.5%
Entities affiliated with Eventide Asset Management LLC(2)	2,288,125	9.3%	7.3%
Redmile Biopharma Investments II, L.P.(3)	1,910,657	7.8%	6.1%
Entities affiliated with Cowen Healthcare Investments(4)	1,905,994	7.7%	6.1%
Novartis Institutes for BioMedical Research, Inc.(5)	1,528,526	6.2%	7.0%

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned before offering	Percentage of shares beneficially owned after offering

Named Executive Officers and Directors:
Bernard Coulie, M.D., Ph.D.(6)	636,593	2.6%	2.0%
Keith Cummings, M.D., MBA(7)	91,005	*	*
Hans Hull, J.D.(8)	202,821	*	*
Hoyoung Huh, M.D., Ph.D.(9)	239,619	1.0%	*
Suzanne Bruhn, Ph.D.(10)	40,554	*	*
Gayle Crowell(11)	4,720	*	*
John Curnutte, M.D., Ph.D.,(12)	36,281	*	*
Neil Exter, MBA(13)	2,214	*	*
Charles Homcy, M.D.(14)	76,828	*	*
Smital Shah, MBA(15)	12,539	*	*
All executive officers and directors as a group (12 persons)(16)	1,587,324	6.4%	5.1%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 279,720 shares of common stock held by TRV III, (b) 5,559,440 shares of common stock issuable upon conversion of shares of preferred stock held by TRV III and (c) 2,132,867 shares of common stock issuable upon conversion of shares of convertible preferred stock held by TRV IV. The general partner of TRV III is Third Rock Ventures GP III, L.P., or TRV GP III LP. The general partner of TRV GP III LP is TRV GP III, LLC, or TRV GP III LLC. Mark Levin, Kevin Starr and Robert Tepper, M.D. are the managing members of TRV GP III LLC who collectively make voting and investment decisions with respect to shares held by TRV III. The general partner of TRV IV is Third Rock Ventures GP IV, L.P., or TRV GP IV LP. The general partner of TRV GP IV LP is TRV GP IV, LLC, or TRV GP IV LLC. Abbie Celniker, Ph.D., Dr. Tepper, Craig Muir and Cary Pfeffer, M.D. are the managing members of TRV GP IV LLC who collectively make voting and investment decisions with respect to shares held by TRV IV. The address for TRV III and TRV IV is 29 Newbury Street, Suite 401, Boston, Massachusetts 02116.
(2)	Consists of (a) 1,550,892 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Eventide Gilead Fund and (b) 737,233 shares of common stock issuable upon conversion of preferred stock held by Eventide Healthcare & Life Sciences Fund. Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund are registered investment companies for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares. The principal business address of each of Eventide Gilead Fund and Eventide Healthcare & Life Science Fund is One International Place, Suite #3510, Boston, Massachusetts 02110.
(3)	Consists of 1,910,657 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Redmile Biopharma Investments II, L.P. Redmile Group, LLC is the investment manager of Redmile Biopharma Investments II, L.P. and may be deemed to beneficially own the securities held by the Redmile Biopharma Investments II, L.P. Jeremy C. Green serves as the managing member of Redmile Group, LLC and as such shares voting and dispositive power over the shares held by Redmile Biopharma Investments II, L.P. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address for Redmile Biopharma Investments II, L.P., Redmile Group LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129.
(4)	Consists of (a) 1,776,549 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Cowen II and (b) 129,445 shares of common stock issuable upon conversion of shares of preferred stock held by CHI EF II. Cowen Healthcare Investments II GP LLC is the sole general partner of Cowen II and CHI EF II. As managing partner of Cowen II and CHI EF II, Kevin J. Raidy exercises sole voting and investment power of the securities held by Cowen II and CHI EF II. Mr. Raidy disclaims beneficial ownership of the shares held by Cowen II and CHI EF II, except to the extent of any actual pecuniary interest. The address for Cowen II and CHI EF II is 599 Lexington Avenue, New York, New York 10022.
(5)	Consists of 1,528,526 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Novartis. In addition, Novartis has agreed to purchase $10.0 million of our common stock in a Concurrent Private Placement at a price per share equal to the public offering price. The percentage of shares beneficially owned after offering for Novartis reflects the purchase of 666,666 shares in the Concurrent Private Placement at $15.00 per share, the midpoint of the price range on the cover page of this prospectus. Novartis is an indirect wholly owned subsidiary of, and controlled by, Novartis AG. The address for Novartis is 250 Massachusetts Avenue, Cambridge, Massachusetts 02139.

(6)	Consists of (a) 25,397 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Coulie/Leyman Family Trust, of which Dr. Coulie and his spouse are the sole trustees, (b) 448,920 shares of common stock held by Coulie/Leyman Family Trust, of which 28,846 shares are subject to repurchase by us at the original purchase price as of May 15, 2020, (c) 48,840 shares of common stock held by Dr. Coulie and (d) 113,436 shares of common stock underlying options held by Dr. Coulie exercisable within 60 days of May 15, 2020.
(7)	Consists of (a) 3,821 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Dr. Cummings, (b) 19,300 shares of common stock held by Dr. Cummings and (c) 67,934 shares of common stock underlying options held by Dr. Cummings exercisable within 60 days of May 15, 2020.
(8)	Consists of (a) 5,079 shares of common stock issuable upon conversion of shares of convertible preferred stock held by Mr. Hull, (b) 3,821 shares of common stock issuable upon conversion of shares of convertible preferred stock held by The Sloger Hull Family Trust, of which Mr. Hull and his spouse are the trustees, (c) 112,167 shares of common stock held by Mr. Hull, of which 4,807 shares are subject to repurchase by us at the original purchase price as of May 15, 2020 (d) 27,970 shares held in irrevocable trusts for the benefit of Mr. Hull’s children for which Mr. Hull and his spouse serve as trustees and (e) 53,784 shares of common stock underlying options held by Mr. Hull exercisable within 60 days of May 15, 2020.
(9)	Consists of (a) 139,860 shares of common stock issuable upon conversion of shares of convertible preferred stock held by pH Pharma and (b) 99,759 shares of common stock held by pH Pharma, of which 35,050 shares are subject to repurchase by us at the original purchase price as of May 15, 2020. Dr. Huh has a majority ownership in pH Pharma and also has voting power over the shares. Dr. Huh disclaims beneficial ownership of the shares held by pH Pharma, except to the extent of his proportionate pecuniary interest therein. The address for pH Pharma is 9th Fl., The-K Twin Towers, Tower A 50 Jongro 1-gil, Jongno-gu, Seoul 03142, Korea.
(10)	Consists of (a) 35,081 shares of common stock held by Dr. Bruhn, of which 1,573 shares are subject to repurchase by us at the original purchase price as of May 15, 2020 and (b) 5,473 shares of common stock underlying options held by Dr. Bruhn exercisable within 60 days of May 15, 2020.
(11)	Consists of 4,720 shares of common stock underlying options held by Ms. Crowell exercisable within 60 days of May 15, 2020.
(12)	Consists of (a) 29,278 shares of common stock held by Dr. Curnutte, of which 7,867 shares are subject to repurchase by us at the original purchase price as of May 15, 2020 and (b) 7,003 shares of common stock underlying options held by Dr. Curnutte exercisable within 60 days of May 15, 2020.
(13)	Consists of 2,214 shares of common stock underlying options held by Mr. Exter, which commence vesting upon the effectiveness of an IPO by the Company (provided the IPO occurs no later than December 31, 2021), exercisable within 60 days of May 15, 2020. Mr. Exter is a partner of Third Rock Ventures. Mr. Exter does not have voting or investment power over any of the shares directly held by TRV III and TRV IV referenced in footnote (1) above.
(14)	Consists of (a) 73,378 shares of common stock held by Dr. Homcy and (b) 3,450 shares of common stock underlying options held by Dr. Homcy exercisable within 60 days of May 15, 2020. Dr. Homcy was a partner of Third Rock Ventures until October 2019 and now serves in an advisory capacity. Dr. Homcy does not have voting or investment power over any of the shares directly held by TRV III and TRV IV referenced in footnote (1) above.
(15)	Consists of 12,539 shares of common stock underlying options held by Ms. Shah exercisable within 60 days of May 15, 2020.
(16)	See footnotes 6 through 15 above; also includes Éric Lefebvre and Barbara Howes, who are executive officers but not named executive officers.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering and the Concurrent Private Placement, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which will be undesignated, and there will be 31,243,012 shares of common stock outstanding and no shares of preferred stock outstanding. As of May 15, 2020, we had approximately 126 record holders of our capital stock. All of our outstanding shares of redeemable convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering and the Concurrent Private Placement. In addition, upon the completion of this offering and the Concurrent Private Placement, options to purchase 2,607,939 shares of our common stock will be outstanding and 4,900,000 shares of our common stock will be reserved for future grants under our equity incentive plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and bylaws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under “Anti-takeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and bylaws. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and no sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately prior to completion of this offering, all outstanding shares of our redeemable convertible preferred stock will be converted into shares of our common stock. Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Anti-takeover effects of Delaware Law and provisions of our amended and restated certificate of incorporation and bylaws—Provisions of our amended and restated certificate of incorporation and bylaws—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Options

As of March 31, 2020, we had outstanding options to purchase 2,607,939 shares of our common stock, with a per share weighted-average exercise price of $4.69 under our 2015 Plan.

Registration Rights

Upon the completion of this offering and the Concurrent Private Placement, the holders of 23,098,695 shares of our common stock, including shares issuable upon the automatic conversion of our redeemable convertible preferred stock, or their permitted transferees, which we refer to as our registrable securities, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of the investor rights agreement. The investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with registrations under the investor rights agreement will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of our registrable securities are entitled to demand registration rights. Under the terms of our investor rights agreement, we will be required, upon the request of holders of at least a majority of our outstanding registrable securities, to file a registration statement and effect the registration of these shares for public resale, unless our board of directors decides in good faith that such registration would be materially detrimental to us and our stockholders under the circumstances. We are required to effect up to two registrations pursuant to this provision of the investor rights agreement.

Short form registration rights

Upon the completion of this offering, the holders of our registrable securities are also entitled to short form registration rights. Pursuant to our investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the request of holders of at least 20% of our outstanding registrable securities to sell registrable securities with an anticipated aggregate offering amount of at least $5.0 million net of certain expenses related to the offering, we will be required to effect a registration of such shares, unless our board of directors decides in good faith that such registration would be materially detrimental to us and our stockholders under the circumstances. We are required to effect up to two registrations in any twelve-month period pursuant to this provision of the investor rights agreement.

Piggyback registration rights

The holders of our registrable securities are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of our outstanding registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses of registration

We will pay the registration expenses, subject to certain limited exceptions contained in the investor rights agreement, of the holders of the shares registered pursuant to the demand, short form and piggyback registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of registration rights

The registration rights granted under the investor rights agreement will terminate upon the earlier of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the company, (ii) at such time after our initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the fifth anniversary of our initial public offering.

Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and bylaws that will become effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware takeover statute

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our amended and restated certificate of incorporation and bylaws

Our amended and restated certificate of incorporation and bylaws to be in effect immediately prior to completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

Amendment to certificate of incorporation and bylaws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least two thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors’ broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive forum. Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for: (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the company or our stockholders, (iii) any action asserting a claim against our company arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim against our company governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United States District Court for the Northern District of California shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, as our principal executive office is located in South San Francisco, California. Although our amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.

Listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “PLRX.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see the section entitled “Management—Limitation on Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, since only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of Restricted Shares

Based on the number of shares of common stock outstanding as of March 31, 2020, upon completion of this offering and the Concurrent Private Placement, 31,243,012 shares of common stock will be outstanding, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options. All of the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering and the Concurrent Private Placement will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or qualified for an exemption from registration, such as under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 312,430 shares immediately after this offering and the Concurrent Private Placement assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2020; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, we, each of our directors and executive officers, and holders of substantially all of our securities (including shares issuable to Novartis in the Concurrent Private Placement) have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. The representatives of the underwriters may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

Rule 10b5-1 Trading Plans

Following the completion of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Registration Rights

We are party to an investor rights agreement which provides that holders holding 23,098,695 shares of our common stock, including shares issuable upon the automatic conversion of our redeemable convertible preferred stock, have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See the section entitled “Description of Capital Stock — Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and in the section entitled “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Equity Incentive Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options and other equity awards outstanding or reserved for issuance under our equity incentive plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our equity incentive plans, see “Executive Compensation — Employee Benefits and Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances including the alternative minimum tax, or the Medicare tax on net investment income, the timing of income accruals required under Section 451(b) of the Code, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code and any election to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock. This discussion also does not address any U.S. state, local or non-U.S. taxes or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“qualified foreign pension funds,” or entities wholly-owned by a “qualified foreign pension fund”;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who have elected to mark securities to market;

•	persons who have a functional currency other than the U.S. dollar;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements — FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Citigroup Global Markets Inc., Cowen and Company, LLC and Piper Sandler & Co. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
Piper Sandler & Co.
Needham & Company, LLC

Total	6,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

Certain of our principal stockholders including stockholders affiliated with certain of our directors, have indicated an interest in purchasing a substantial amount of the shares of our common stock offered in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering.

We, our officers, directors and holders of substantially all of our securities (including shares issuable to Novartis in the Concurrent Private Placement) have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot ensure however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the Nasdaq Global Market under the symbol “PLRX”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Pliant Therapeutics, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $4.9 million. We have also agreed to reimburse the underwriters for certain FINRA-related and other expenses incurred by them in connection with this offering in an amount up to $40,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares.

They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and short positions in such securities and instruments.

Affiliates of Cowen and Company, LLC purchased 10,895,619 shares of our Series B redeemable convertible preferred stock in our July 2018 Series B redeemable convertible preferred stock financing and 2,732,240 shares of our Series C redeemable convertible preferred stock in our December 2019 Series C redeemable convertible preferred stock financing. Those shares of redeemable convertible preferred stock will automatically convert into 1,905,994 shares of common stock immediately prior to and in connection with the completion of this offering. All such shares of Series C redeemable convertible preferred stock (and the shares of common stock on an as-converted basis) are subject to the 180-day lock-up restrictions pursuant to FINRA Rule 5110(g) and all such shares of redeemable convertible preferred stock (and the shares of common stock on an as-converted basis) are subject to a 180-day lock-up agreement with the underwriters in this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each member state of the European Economic Area and the United Kingdom, or each, a “Relevant State,” no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129. References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended the “Financial Promotion Order”, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to professional investors, as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a prospectus, as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors, as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the Company under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority, or ISA, nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the shares may be directed only at investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Redwood City, California. Goodwin Procter LLP and certain attorneys at Goodwin Procter LLP have a beneficial interest in an aggregate of less than 1% of our common stock. Certain legal matters in connection with our patents and intellectual property interests will be passed upon for us by Morrison Foerster LLP, San Francisco, California. Legal matters in connection with the offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.

EXPERTS

The financial statements as of and for the years ended December 31, 2019 and 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available via the SEC’s website at www.sec.gov. We also maintain a website at www.plianttrx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

Pliant Therapeutics, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Pliant Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Pliant Therapeutics, Inc. (the “Company”) as of December 31, 2019 and 2018 and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years for the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte and Touche LLP

San Francisco, CA

March 13, 2020 (May 26, 2020 as to the effects of the reverse stock split discussed in Note 17)

We have served as the Company’s auditor since 2018.

Pliant Therapeutics, Inc.

Balance Sheets

(In thousands, except share and per share amounts)	As of December 31, 2018	As of December 31, 2019

Assets
Current assets
Cash and cash equivalents	$60,949	$85,807
Short-term investments	—	16,966
Accounts receivable	—	7,052
Tax credit receivable	500	333
Prepaid expenses and other current assets	284	1,742

Total current assets	61,733	111,900
Property and equipment, net	4,260	4,079
Other non-current assets	536	3,085

Total assets	$66,529	$119,064

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$2,576	$1,250
Accrued liabilities (Note 5)	2,508	6,922

Total current liabilities	5,084	8,172
Other long-term liabilities (Note 5)	811	912

Total liabilities	5,895	9,084

Commitments and Contingencies (Note 13)
Series A redeemable convertible preferred stock, $0.0001 par value; 56,000,000 and 56,000,000 shares authorized at December 31, 2018 and 2019, respectively; 56,000,000 and 56,000,000 shares issued and outstanding, at December 31, 2018 and 2019, respectively; aggregate liquidation preference of $61,516 and $62,468 at December 31, 2018 and 2019, respectively;	61,516	62,468
Series B redeemable convertible preferred stock, $0.0001 par value; 58,109,973 shares and 49,501,221 shares authorized at December 31, 2018 and 2019, respectively; 49,501,221 shares and 49,501,221 shares issued and outstanding at December 31, 2018 and 2019, respectively; aggregate liquidation preference of $70,587 and $75,860 at December 31, 2018 and 2019, respectively;	70,587	75,860
Series C redeemable convertible preferred stock, $0.0001 par value; 0 shares and 44,000,000 shares authorized at December 31, 2018 and 2019, respectively; 0 shares and 26,360,745 shares issued and outstanding at December 31, 2018 and 2019, respectively; aggregate liquidation preference of $0 and $47,947 at December 31, 2018 and 2019, respectively;	—	47,947
Stockholders’ deficit
Common stock, $0.0001 par value; 147,682,655 and 181,000,000 shares authorized at December 31, 2018 and 2019; and 1,363,000 and 1,846,024 shares issued and outstanding at December 31, 2018 and 2019, respectively;	1	1
Additional paid-in capital	—	—
Accumulated deficit	(71,470)	(76,295)
Accumulated other comprehensive loss	—	(1)

Total stockholders’ deficit	(71,469)	(76,295)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$66,529	$119,064

The accompanying notes are an integral part of these financial statements

Pliant Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)	Years Ended December 31,
	2018	2019
Revenue — related party	$—	$57,052
Operating expenses:
Research and development	(24,415)	(47,353)
General and administrative	(6,500)	(10,930)

Total operating expenses	(30,915)	(58,283)

Loss from operations	(30,915)	(1,231)
Interest income	688	816
Other expense, net	(49)	(216)

Net loss	$(30,276)	$(631)

Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	(4,876)	(6,225)

Net loss attributable to common stockholders	$(35,152)	$(6,856)

Net loss per share, attributable to common stockholders, basic and diluted	$(30.16)	$(4.22)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,165,454	1,623,358

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.04)

Shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		16,510,084

Comprehensive Loss:
Net loss	$(30,276)	$(631)
Net unrealized loss on short-term investments	$—	$(1)

Total other comprehensive loss	—	(1)

Comprehensive loss	$(30,276)	$(632)

The accompanying notes are an integral part of these financial statements.

Pliant Therapeutics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)	Redeemable Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2017	36,500,000	$39,910	—	$—	—	$—	1,003,022	$—	$—	$—	$(36,566)	$(36,565)
Issuance of Series A redeemable preferred stock, net of issuance costs of $16	19,500,000	19,484	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable preferred stock, net of issuance costs of $315	—	—	49,501,221	67,833	—	—	—	—	—	—	—	—
Vesting of founders’ common stock and restricted stock awards	—	—	—	—	—	—	359,978	—	20	—	—	20
Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	—	2,122	—	2,754	—	—	—	—	(248)	—	(4,628)	(4,876)
Stock-based compensation expense	—		—	—	—	—	—	—	228	—	—	228
Net loss	—	—	—	—	—	—	—	—	—	—	(30,276)	(30,276)

Balance at December 31, 2018	56,000,000	61,516	49,501,221	70,587	—	—	1,363,000	—	—	—	(71,470)	(71,469)

(In thousands, except share amounts)	Redeemable Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	56,000,000	61,516	49,501,221	70,587	—	—	1,363,000	—	—	—	(71,470)	(71,469)
Issuance of Series C redeemable preferred stock, net of issuance costs of $293	—	—	—	—	26,360,745	47,947	—	—	—	—	—	—
Vesting of founders’ common stock and restricted stock awards	—	—	—	—	—	—	440,964	—	28	—	—	28
Option exercises	—	—	—	—	—	—	42,060	—	174	—	—	174
Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	—	952	—	5,273	—	—	—	—	(2,031)	—	(4,194)	(6,225)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,829	—	—	1,829
Net unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	—	—	(631)	(631)

Balance at December 31, 2019	56,000,000	$62,468	49,501,221	$75,860	26,360,745	$47,947	1,846,024	$—	$—	$(1)	$(76,295)	$(76,295)

The accompanying notes are an integral part of these financial statements.

Pliant Therapeutics, Inc.

Statements of Cash Flows

(In thousands)	Years Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(30,276)	$(631)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	666	1,113
Stock-based compensation expense	228	1,829
Changes in operating assets and liabilities:
Tax credit receivable	(250)	167
Accounts receivable	—	(7,052)
Prepaid expenses and other current assets	(78)	(1,458)
Other non-current assets	(505)	232
Accounts payable	760	(1,255)
Accrued liabilities	776	4,255
Deferred rent and other long-term liabilities	351	50

Net cash used in operating activities	(28,328)	(2,750)

Cash flows from investing activities
Purchase of short-term investments	—	(51,713)
Accretion of short-term investments	—	(254)
Maturity of short-term investments	—	35,000
Purchase of property and equipment	(2,323)	(964)

Net cash used in investing activities	(2,323)	(17,931)

Cash flows from financing activities
Proceeds from issuance of Series A preferred stock, net of issuance costs	19,484	—
Proceeds from issuance of Series B preferred stock, net of issuance costs	67,833	—
Proceeds from issuance of Series C preferred stock, net of issuance costs	—	47,947
Proceeds from issuance of restricted common stock	32	—
Proceeds from exercise of stock options	—	174
Payment of deferred offering costs	—	(2,582)

Net cash provided by financing activities	87,349	45,539

Net increase in cash and cash equivalents	56,698	24,858
Cash and cash equivalents at beginning of period	4,251	60,949

Cash and cash equivalents at end of period	$60,949	$85,807

Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment in accounts payable and accrued liabilities	$191	$159
Reclassification of restricted stock awards from liabilities to common stock upon vesting	$20	$30
Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	$4,876	$6,225
Tenant improvement paid for by the landlord	$566	$—
Deferred offering costs in accounts payable and accrued liabilities	$31	$230
Net unrealized loss on short-term investments	$—	$(1)

The accompanying notes are an integral part of these financial statements.

Pliant Therapeutics, Inc.

Notes to Financial Statements

1. Description of Business

Pliant Therapeutics, Inc. (the “Company”) is a clinical stage biopharmaceutical company focused on discovering and developing novel therapies for the treatment of fibrosis with an initial focus on treating fibrosis by inhibiting integrin-mediated activation of TGF-ß. Fibrosis refers to the abnormal thickening and scarring of connective tissue due to the production and deposition of excess collagen in the extra-cellular matrix. Fibrosis can occur in many different tissues including lung, liver, kidney, muscle, skin and the GI tract, and often causes severe and debilitating disease leading to organ failure. The Company is located in South San Francisco, California, and was incorporated in the state of Delaware in June 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as well as the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives assigned to property and equipment, the fair values of common and redeemable convertible preferred stock, stock-based compensation expense, accruals for research and development costs, income taxes and uncertain tax positions. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Revenue Recognition

Effective January 1, 2018 the Company adopted the provision of Accounting Standards Update or ASU, ASU 2014-09, Topic 606 Revenue from Contracts with Customers (“Topic 606”) using the full retrospective transition method. ASU 2014-09 provides a single, comprehensive revenue recognition model for all contracts with customers. This standard contains principles for the determination of the measurement of revenue and the timing of when such revenue is recognized. Revenue recognition will reflect the transfer of goods or services to customers at an amount that is expected to be earned in exchange for those goods or services. Subsequently, the FASB has issued the following guidance to amend ASU 2014-09: ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date; ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which clarifies narrow aspects of Topic 606 or corrects unintended application of the guidance. The Company must adopt ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12, and ASU No. 2016-20 with ASU No. 2014-09, which are referred to collectively as the “Topic 606”.

The FASB issued ASU No. 2018-18, “Collaborative Arrangements (Topic 808)” issued in November 2018. The Company assessed and concluded that they are not under ASC 808.

Pliant Therapeutics, Inc.

Notes to Financial Statements

To date all revenue has been generated from the Company’s Collaboration and License Agreement with Novartis (the “Novartis Agreement”). As a result, there was no impact of the adoption of Topic 606 to the Company’s 2018 financial statements. See Note 6 for details of Topic 606 application to the Novartis Agreement.

The Company’s revenue—related party is solely generated off of the Strategic Collaboration and License Agreement with Novartis. The Company’s licensing agreement includes upfront signing fees, cost reimbursements, research and development services, milestone payments and royalties on future licensee’s product sales. The Company has both fixed and variable consideration. Non-refundable upfront fees are considered fixed, while funding of research and development activities and milestone payments are identified as variable consideration. A contract liability is an obligation to transfer goods or services for which the Company has received consideration, or for which an amount of consideration is due from the customer. A contract asset is a right to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. A receivable will be recorded on the balance sheet when the Company has unconditional rights to consideration (i.e., only the passage of time is required before payment becomes due). Receivables cannot be netted against contract liabilities and are presented separately from contract assets. Contract assets and contract liabilities are netted at the contract level and are then aggregated and presented separately each reporting period.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The Company’s performance obligations include providing the worldwide license rights to compound PLN-1474, provide research and development services for PLN-1474 through Phase 1 of its development and provide research and development services on initial candidate targets, which services are combined with a non-exclusive license to the initial candidate targets. The Company concluded that the worldwide license was distinct because the customer can benefit from the license on its own or together with other resources that are readily available, and the research and development services are not transformative in nature. The Company concluded the research and development services on initial candidate targets were not distinct from a non-exclusive license for the initial candidate targets, primarily as a result of (i) Pliant being unable to benefit on its own or together with other resources that are readily available as the license and (ii) the research and development services, including manufacturing in support of such services, were expected to significantly modify the initial license. Therefore, the promised goods and services were considered a single performance obligation. Significant management judgment is required in the identification of performance obligations and to determine the level of effort required under an arrangement and the period over which the Company expects to complete our performance obligations under the arrangement. If the Company cannot reasonably estimate when the performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates. The Company estimates the transaction price and records revenue in the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method. The estimated period of performance and project costs are reviewed quarterly and adjusted, as needed, to reflect the Company’s current assumptions regarding the timing of our deliverables.

As part of the accounting for these arrangements, the Company must develop assumptions that require judgment to determine the stand-alone selling price of each performance obligation identified in the contract. The

Pliant Therapeutics, Inc.

Notes to Financial Statements

Company has never sold the performance obligations separately; therefore an observable stand-alone selling price does not exist. Accordingly, the Company estimates a stand-alone selling price through maximizing the use of observable inputs such as market data, project cost estimates, and targeted margins. The Company determined that each of the performance obligations is priced and delivered at the stand-alone selling price. Therefore, no reallocations are needed since there is no material right and the license and services are provided at the stand-alone selling price.

During the year ended December 31, 2019, the entirety of the Company’s revenue—related party is related to the Collaboration and License Agreement with Novartis. The Company did not have any prior collaboration agreements and did not recognize revenue during the year ended December 31, 2018. Receivables from collaborations are typically unsecured and are concentrated in the biopharmaceutical industry. Accordingly, the Company may be exposed to credit risk generally associated with biopharmaceutical companies or specific to the Novartis Agreement. An allowance on the receivables will be recorded if circumstances indicate collection is doubtful for a particular receivables balance. To date, the Company has not experienced any losses related to these receivables.

Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis and at least annually. The carrying amount of the Company’s financial instruments, including cash and cash equivalents, short-term investments, tax credit receivable, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The Company invests in money market funds, treasury bill and notes and government notes. The Company limits its credit risk associated with its cash and cash equivalents by placing them with banks and institutions it believes are highly credit worthy and in highly rated investments. The Company performs credit evaluations of its customer, and the risk with respect to accounts receivable is further mitigated by the short duration of customer payment terms and the pedigree of the customer base. During the year ended December 31, 2019, Novartis accounted for 100% of the Company’s revenue—related party and accounts receivable.

The Company’s future results of operations involve several other risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s product candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products, including those that may be developed or marketed by larger companies, securing and protecting intellectual property, strategic relationships and dependence on key individuals and sole source suppliers.

The Company’s product candidates require approvals from the U.S. Food and Drug Administration (“FDA”) and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can

Pliant Therapeutics, Inc.

Notes to Financial Statements

be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing and commercializing novel therapies for fibrotic diseases. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. All long-lived assets are maintained in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in Money Market Funds and United States (“U.S.”) government agency securities and are stated at fair value.

Short-Term Investments

The Company’s short-term investments consist of U.S. Treasury securities and U.S. government agency securities with remaining maturities beyond three months at the date of purchase and one year or less from the balance sheet date. As of December 31, 2019, all of the Company’s short-term investments were classified as available-for-sale and were carried at fair market value. The unrealized losses on the Company’s available-for-sale securities are recorded in “other comprehensive income and losses” (“OCI”) in the statements of operations and comprehensive (loss) income. See Note 3 for further details.

Short-term investments are considered impaired when a decline in fair value is judged to be other-than-temporary. The Company consults with its investment managers and considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments on a quarterly basis. If the cost of an individual investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost and its intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge will be recorded to other expense, net, in the statements of operations and comprehensive (loss) income and a new cost basis in the short-term investment will be established.

Property and Equipment, Net

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are as follows:

Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Upon retirement or sale of the assets, the cost and related accumulated depreciation and amortization are removed from the balance sheets and the resulting gain or loss is recorded to the statements of operations and comprehensive (loss) income. Repairs and maintenance are expensed as incurred.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the years ended December 31, 2018 and 2019.

Redeemable Convertible Preferred Stock

The Company classifies redeemable convertible preferred stock outside of stockholders’ deficit because, upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company’s assets, holders of the redeemable convertible preferred stock can cause redemption for cash. At any time on or after December 19, 2024, the holders of a majority of the outstanding redeemable convertible preferred stock can also require the Company to redeem the redeemable convertible preferred stock by providing the Company a written notice requesting such redemption. The Company recognizes changes in the redemption value immediately as they occur, for example changes in fair value of preferred stock, and adjusts the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period. In the absence of retained earnings these accretion charges are recorded against additional paid in capital, if any, and then to accumulated deficit. The Company analyzed all embedded derivatives and beneficial conversion features for its redeemable convertible preferred stock and concluded that none requires bifurcation.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs for the Company’s research and product development employees. Also included are non-personnel costs such as fees paid to consultants and third parties for preclinical and clinical studies, research and development services, laboratory supplies and equipment maintenance costs, license costs, contract manufacturing costs and allocations of facility related costs.

The Company estimates preclinical and clinical studies and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical and clinical studies and research services on its behalf. The Company estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and are expensed over the time when services are rendered.

Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred.

Tax Credit Receivable

The Company is eligible for federal and California research and development credits for its research and development activities performed within the United States and California, respectively. The credits are generally

Pliant Therapeutics, Inc.

Notes to Financial Statements

available to offset federal and California income tax liabilities. The Company has applied $0.2 million of federal research and development credits to offset its federal payroll tax expenses for the year ended December 31, 2018 due to its small business status. Starting in the fourth quarter of 2019, the Company was no longer eligible for federal and California research development credits as it generated revenue during the year. As such, all federal and California research and development credits generated and accrued during the first three quarters of 2019 were reversed.

Stock-Based Compensation

The Company’s stock-based equity awards include restricted stock awards and stock options that are granted to employees and consultants and accounted at fair value on the award grant date. Stock-based compensation expense is recognized over the awards’ vesting period on a straight-line basis and recorded as either research and development or general and administrative expenses in the statements of operations and comprehensive (loss) income based on the function to which the related services are provided. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model, used to estimate fair value of stock-based awards, requires the use of the following assumptions:

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for the Company’s stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method.

•

Expected volatility—Since the Company is not yet a public company and does not have any trading history for its common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage in the life cycle or area of specialty. The Company will continue to apply this process until enough historical information regarding the volatility of its stock price becomes available.

•

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected dividend—The Company has never paid dividends on the common stock and has no plans to pay dividends on the common stock. Therefore, the Company used an expected dividend yield of zero.

The fair value of the common stock has been determined using independent third-party valuations based on relevant valuation methodologies as outlined in the American Institute of Certified Public Accountants (AICPA) Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. The Company also considered the amount of time between the independent third-party valuation dates and the grant dates and used interpolation of the fair value between the two valuation dates to estimate common stock fair value at each grant date. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Deferred Offering Costs

Deferred offering costs, consisting of direct legal, accounting, filing and other fees directly related to the Company’s proposed initial public offering (“IPO”) are capitalized. The deferred offering costs will be reclassified to additional paid in capital upon completion of the IPO. The Company deferred $0.2 million and $2.7 million as of December 31, 2018 and December 31, 2019, respectively, which is recorded as other Non-current assets in the Balance Sheets. In the event the IPO is aborted, all capitalized deferred offering costs will be expensed.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Leases and Rent Expense

The Company records rent expense on a straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations, the Company records a deferred rent liability. Additionally, the receipt of any lease incentives is recorded as a deferred rent liability which is amortized over the lease term as a reduction of rent expense. Building improvements made with the lease incentives or tenant allowances are capitalized as leasehold improvements and included in property and equipment, net in the Balance Sheets.

Income Taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax basis of assets and liabilities and net operating loss and credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all the tax benefits will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC No. 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

The Company includes any penalties and interest expense related to income taxes as a component of income tax expense, as necessary.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2018 and 2019, the Company had no net unrealized losses on short-term investments and an $1,000 net unrealized loss on short-term investments, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributed to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is based on an earnings allocation formula that determines net loss per share for the Company’s common stockholders and holders of participating securities. The Company’s redeemable convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Net loss attributable to common stockholders

Pliant Therapeutics, Inc.

Notes to Financial Statements

and participating preferred shares are allocated to each share on an as-converted basis as if all the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the as-converted method. The Company allocates earnings first to redeemable convertible preferred shares stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and preferred stock.

Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2018 and 2019.

Unaudited Pro Forma Information

Immediately prior to the completion of the Company’s IPO resulting in net proceeds of at least $45.0 million to the Company all outstanding shares of redeemable convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of December 31, 2019, assumes the conversion of all outstanding redeemable convertible preferred stock into shares of common stock. The shares of common stock issuable and the proceeds expected to be received in the IPO are excluded from such pro forma financial information. The unaudited pro forma net income per share for the year ended December 31, 2019, was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of redeemable convertible preferred stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later. The unaudited pro forma net income per share does not include the shares expected to be sold and related proceeds to be received from the IPO. Net income attributable to common stockholders used in the unaudited pro forma net income per share calculation was adjusted for the accretion of redeemable convertible preferred stock, as all preferred stock is not considered outstanding prior to the closing of the IPO.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-02, Leases (“Topic 842”), which requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. For public entities, ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2018. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU No. 2016-02 is effective for the Company in the fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2016-02 on the Company’s financial statements.

Pliant Therapeutics, Inc.

Notes to Financial Statements

In November 2018, the FASB issued Accounting Standards Update 2018-18 (“ASU 2018-18”), Collaborative Arrangements (topic 808): Clarifying the Interaction between Topic 808 and Topic 606. ASU 2018-18 clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance amends ASC 808 to refer to the unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. The guidance will be effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021 and has to be adopted using retrospective approach. The Company is currently evaluating the impact of ASU 2018-18 on its financial statements.

3. Financial Instruments

The Company’s short-term investments in U.S. Treasury and U.S. government agency securities have been classified and accounted for as available-for-sale. The Company classifies its U.S. Treasury and U.S. government agency securities as short-term based on each instrument’s underlying contractual maturity date. Unrealized gains and losses on U.S. Treasury and U.S. government agency securities classified as available-for-sale are recognized in other comprehensive loss.

Assets and liabilities recorded at fair value on a recurring basis in the Balance Sheets and assets and liabilities measured at fair value on a non-recurring basis or disclosed at fair value, are categorized based upon the level of judgment associated with inputs used to measure their fair values. The accounting guidance for fair value provides a framework for measuring fair value and requires certain disclosures about how fair value is determined. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance also establishes a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

•	Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company’s cash equivalent Money Market Funds are classified as Level 1 because they are valued using quoted market prices. The fair value of the Company’s short-term investments are classified as Level 2 because they are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency and include U.S. government agency securities and U.S. Treasury securities. These Level 2 instruments require more management judgment and subjectivity compared to Level 1 instruments which include determining which instruments are most similar to the instrument being priced, determining whether the market is active and determining which model-derived valuations are to be used when calculating fair value. The Company performs its analysis with the assistance of investment advisors.

Pliant Therapeutics, Inc.

Notes to Financial Statements

The following tables show the Company’s cash and cash equivalents, Money Market Funds and short-term investments by significant investment category as of December 31, 2018 and December 31, 2019 (in thousands):

	As of December 31, 2018
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Market Value
Level 1:
Money Market Funds	$59,911	$—	$—	$59,911

Total financial assets	$59,911	$—	$—	$59,911

	As of December 31, 2019
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Market Value
Level 1:
Money Market Funds	$16,366	$—	$—	$16,366
Level 2:
U.S. Treasury securities included in short-term investments	2,998	—	—	2,998
U.S. government agency securities included in cash and cash equivalents and short-term investments	34,204	1	(2)	34,203

Total financial assets	$53,568	$1	$(2)	$53,567

The Company may sell certain of its short-term securities prior to their stated maturities for reasons including, but not limited to, managing liquidity, credit risk, duration and asset allocation.

There were no liabilities measured at fair value on a recurring basis as of December 31, 2018 and December 31, 2019. There have been no transfers between fair value measurement levels during the year ended December 31, 2018 and 2019.

The Company records interest income and accretion income earned on Money Market Funds and U.S. Treasury and U.S. government agency securities to interest income in its statements of operations and comprehensive (loss) income.

4. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2018	2019
Computer equipment and software	$6	$22
Laboratory equipment	4,708	5,580
Leasehold improvements	621	657
Construction-in-progress	—	8

Total property and equipment, gross	5,335	6,267
Less: Accumulated depreciation	(1,075)	(2,188)

Total property and equipment, net	$4,260	$4,079

Depreciation expense for the years ended December 31, 2018 and 2019 was $0.7 million and $1.1 million, respectively.

Pliant Therapeutics, Inc.

Notes to Financial Statements

5. Accrued Liabilities and Other Long-Term Liabilities

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2018	2019
Accrued compensation and benefits	$1,470	$2,971
Accrued research and development expenses	633	2,624
Other	275	1,263
Deferred rent	130	64

Total accrued liabilities	$2,508	$6,922

Accrued compensation and benefits consist primarily of accrued bonuses and accrued vacation.

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	As of December 31,
	2018	2019
Deferred rent	$261	$458
Leasehold incentive obligation	525	444
Other liabilities — deposits	25	10

Total other long-term liabilities	$811	$912

6. Novartis Agreement

In October 2019, the Company entered into a Collaboration and License Agreement with Novartis (the “Novartis Agreement”), for the development and commercialization of our preclinical product candidate, PLN-1474 and up to three additional integrin research targets. PLN-1474 is an internally discovered small molecule selective inhibitor of integrin avß1, currently being developed for the treatment of liver fibrosis associated with nonalcoholic steatohepatitis (“NASH”). In accordance with the Novartis Agreement, on December 7, 2019, Novartis paid to Pliant an upfront non-refundable license fee of $50.0 million for the worldwide exclusive license to PLN-1474.

Novartis will fund the Company’s research and development services for PLN-1474 through Phase 1 after which Novartis will assume responsibility for all future development, manufacturing and commercialization costs of PLN-1474. Novartis will also fund the research and development services associated with integrin research targets as outlined in the Novartis Agreement. The Company is scheduled to receive up to $19.6 million in funding for PLN-1474 development services through Phase 1 of its development, which is expected to go through 2020. The Company is initially obligated to perform research and development services for the integrin research targets for sixty days, and Novartis has the option to terminate the services with 60 days’ notice. Novartis has the option to continue the research and development services through 2022. If any of the targets achieves target validation and are deemed a research target, Novartis holds the rights to exercise its license options to obtain an exclusive license for those deemed research targets on a research target-by-research target basis by paying an option exercise fee for each target (up to three in total), including all license compounds that are the subject of the applicable research program. Upon exercise of an option, Novartis will be responsible for global clinical development and commercialization of each licensed research target.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Under the Novartis Agreement, the Company is eligible for developmental, regulatory and commercial milestone payments related to PLN-1474 and the integrin research targets of up to $416.0 million if defined development and commercialization milestones are achieved and tiered royalties ranging from the mid-single digits to low teens on product sales upon commercialization.

Upon execution of the Novartis Agreement, Pliant also entered into a Financing Side Letter with Novartis (the “Financing Side Letter”), whereby Novartis committed to provide up to $30.0 million in equity financing of which $20.0 million was provided for 10,928,962 shares of Series C Redeemable Convertible Preferred Stock on December 19, 2019 and the remaining $10.0 million will be provided for common shares in the event Pliant completes an Initial Public Offering. The Company determined that Novartis Agreement and the Financing Side Letter are separate agreements, they were not entered into for single commercial objective, the consideration in each agreement are tied to separate and different types of performance obligations and they are not considered a single performance obligation. The Series C Redeemable Preferred Stock was issued to Novartis at fair value of $1.83 per share in conjunction with its issuance to other investors at the same price. In addition, the contingent issuance of shares upon an Initial Public Offering would also be at fair value. Further, Novartis became a related party to the Company following its purchase of 10.9 million shares of our Series C Redeemable Convertible Stock on December 19, 2019, representing holdings of 7.4% of our outstanding shares on a fully diluted basis as of December 31, 2019. See Notes 9 and 14 to these financial statements for additional information.

The Company evaluated the Novartis Agreement under the revenue standard Topic 606 and concluded that Novartis is a customer. The Company identified the following performance obligations at the inception of the contract.

•	Provide Novartis worldwide license rights to PLN-1474.

•	Provide research and development services for PLN-1474 through Phase 1 of its development.

•	Provide non-exclusive license rights to integrin research targets and research and development services on integrin research targets, together as a single performance obligation.

The Company determined the transaction price at inception of the Novartis Agreement is the $69.6 million consisting of the license fee of $50.0 million and research and development funding of $19.6 million payment to be allocated to the various performance obligations. The Novartis Agreement includes variable consideration for the funding of research and development services and potential future milestones and royalties that were contingent on future success factors for development programs. The Company used the “most likely” method to determine the variable consideration. None of the regulatory or development milestones were included in the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The Company considered the license to PLN-1474 as functional intellectual property, as when control of the license was transferred to Novartis at the inception of the Novartis Agreement, Novartis had the right to access its technology and it was functional. The Company determined the $50.0 million was standalone selling price PLN-1474 license and was recognized as revenue when control of the license transferred to Novartis, which was at or near inception of the Novartis Agreement.

The Company estimated the standalone selling price of each research program based on internal and external costs to perform the research plus a reasonable profit margin. The total estimated cost of the research and development services reflects the nature of the services to be performed and the Company’s best estimate of the length of time required to perform the services. The Company selected an input method of costs incurred to measure progress toward complete satisfaction of its performance obligation to provide research and

Pliant Therapeutics, Inc.

Notes to Financial Statements

development services as such method faithfully depicts the Company’s performance in transferring control of the research and development service to Novartis. Changes in estimates of total internal and external costs expected to be incurred are recognized in the period of change as a cumulative catch-up adjustment. There have been no changes to the Company’s estimates to date.

During the year ended December 31, 2019, Company recognized revenue - related party of $50.0 million related to the license fee and revenue - related party of $7.1 million generated from research and development services performed during 2019, the remaining $12.5 million is expected to be earned in 2020.

As of December 31, 2019, there is a receivable of $7.1 million related to the Novartis Agreement. There were no contract assets or contract liabilities as of December 31, 2019.

7. License Agreements

UC Regents

In August 2015, the Company entered into an exclusive, worldwide license agreement (the “UC Agreement”) with the Regents of the University of California (the “UC Regents”) relating to the use of certain patents and technology relating to avß1 compound in fibrosis indications. Pursuant to the UC Agreement, the Company is obligated to (i) make a non-refundable upfront license fee payment of $0.4 million and annual license maintenance fee payments of $10,000 per year beginning on the first anniversary of the UC Agreement escalating to $25,000 per year thereafter (ii) make royalty payments to the UC Regents of 3% of net sales of a therapeutic licensed product or 1% of net sales of a method of use licensed product, subject to an annual minimum of $1.0 million, (iii) make milestone payments up to an aggregate of $18.2 million to the UC Regents upon the occurrence of certain events, (iv) make a milestone payment based on the number of outstanding shares and a price per share as defined in the UC Agreement within 30 days of the closing of an IPO or change of control, and (v) reimburse the UC Regents for prosecution and maintenance expenses of the licensed patents without limitation. The Company will expense any payments for milestones to research and development expenses prior to receiving FDA approval for any of its product candidates. These costs will be capitalized when FDA approval is obtained for any products being selected for commercialization and amortized over the remaining life of the patent. If the Company sublicenses its rights under the UC Agreement, it is obligated to pay the UC Regents a percentage of the total gross proceeds received in consideration of the grant of the sublicense, which total amount would be first reduced by the aggregate amount of certain research and development related expense incurred by the Company. The UC Regents have the right to purchase an amount equal to a low single-digit percent of any securities offered by the Company to investors other than to Third Rock Ventures III, L.P. (“TRV”) or an affiliate of TRV. This participation right expires immediately before the completion of the IPO.

The UC Agreement can be terminated at any time upon the material breach of contract terms by either party to the agreement. The Company has the right to terminate the agreement at any time upon providing written notice to the UC Regents. Unless terminated early, the UC Agreement will remain in effect from the effective date until the later of (i) the expiration or abandonment of the patent rights licensed under the UC Agreement, or (ii) ten years from the date of the first commercial sale of the first licensed product under the agreement.

8. Research Agreement

Adimab Development and Option Agreement

In October 2018, the Company and Adimab LLC (“Adimab”) entered into a development and option agreement (the “Adimab Agreement”) for the discovery and optimization of proprietary antibodies as potential therapeutic product candidates. Under the Adimab Agreement, the Company will select biological targets against

Pliant Therapeutics, Inc.

Notes to Financial Statements

which Adimab will use its proprietary platform technology to research and develop antibody proteins using a mutually agreed upon research plan.

Upon the Company’s selection of a target, the Company and Adimab will initiate a research plan and the discovery term begins. During the discovery term, Adimab will grant the Company a non-exclusive, non-sublicensable license under its technology with respect to the target, to research, design and preclinically develop and use antibodies that were modified or derived using Adimab technology, solely to evaluate such antibodies, perform the Company’s responsibilities under the research plan and use such antibodies for certain diagnostic purposes. The Company will also grant to Adimab a non-exclusive, non-sublicensable and non-transferable license with respect to the target under the Company’s technology that covers or relates to such target, solely to perform its responsibilities under the research plan during the discovery period. The Company is required to pay Adimab at an agreed upon rate for its full-time employees during the discovery period while Adimab performs research on each target under the applicable research plan.

Adimab granted the Company an exclusive option to obtain a worldwide, royalty-bearing, sublicensable license under Adimab platform patents and other Adimab technology to research, develop and commercialize up to twenty four antibodies selected by the Company (the “Program Antibodies”) against specific biological targets (the “Commercialization Option”). Upon the exercise of a Commercialization Option, and payment of the applicable option fee to Adimab, Adimab will assign the patents that cover the Program Antibodies to Company. The Company will be required to use commercially reasonable efforts to develop, seek market approval of, and commercialize at least one antibody against the target covered by the Commercialization Option in specified markets upon the exercise of a Commercialization Option.

Pursuant to the Adimab Agreement, the Company is obligated to (i) make a nonrefundable upfront license fee payment for access to Adimab’s technology; (ii) pay Adimab at an agreed upon rate for each full-time employee (“FTE”) during the research period; (iii) make additional payments upon the Company making other research related elections; (iv) pay up to a dollar amount in the low double digit millions for the achievement of certain research and development milestones for each research target program which can vary by target type; (v) make royalty payments to Adimab on Company net sales of its products covered under the Adimab Agreement, subject to varying royalty payments on certain product types. Currently, no product types have been selected by the Company.

During the year ended December 31, 2018, the Company recognized research and development expense under the Adimab Agreement of $0.1 million related to the technology access fees and FTE costs.

During the year ended December 31, 2019, the Company recognized research and development expense under the Adimab Agreement of $0.1 million related to antibody discovery fees and $0.2 million related to the FTE costs.

9. Redeemable Convertible Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), the Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock may

Pliant Therapeutics, Inc.

Notes to Financial Statements

be issued in series, and the Company’s board of directors is authorized to determine the rights, preferences, and terms of each series. The following is a summary of the Company’s redeemable convertible preferred stock (in thousands except share amounts):

Preferred stock consisted of the following as of December 31, 2018:

	Preferred Shares Authorized	Shares Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	56,000,000	56,000,000	$61,516	$61,516
Series B	58,109,973	49,501,221	70,587	70,587

	114,109,973	105,501,221	$132,103	$132,103

Preferred stock consisted of the following as of December 31, 2019:

	Preferred Shares Authorized	Shares Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	56,000,000	56,000,000	$62,468	$62,468
Series B	49,501,221	49,501,221	75,860	75,860
Series C	44,000,000	26,360,745	47,947	47,947

	149,501,221	131,861,966	$186,275	$186,275

Series A Preferred

In August 2015, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) pursuant to which it agreed to sell, and the purchasers agreed to purchase up to $45.0 million of Series A Redeemable Convertible Preferred Stock (“Series A Preferred”) in three anticipated tranches based on the achievement of defined performance milestones. The Series A Preferred stockholders may not assign the rights to purchase shares of Series A Preferred at any future milestone closing tranches separately without a transfer of already purchased shares. The Company determined that these future tranche obligations did not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. Further, the Company determined that the embedded future tranche obligation did not require bifurcation for accounting purposes as it was clearly and closely related to the economic characteristics and risks of the Series A Preferred and would not meet the definition of a derivative on a standalone basis.

Under the Series A Purchase Agreement, as part of the initial closing, the Company issued 6.5 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $6.4 million and the conversion of convertible promissory notes in the amount of $0.1 million representing outstanding principal and accrued interest.

In April 2016, the Company issued 5.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $5.0 million in an additional closing of the first tranche. The final closing of the first tranche occurred in September of 2016, when the Company issued 5.0 million additional shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $5.0 million.

In February 2017, the Company issued 8.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $8.0 million in a closing of the second tranche.

Pliant Therapeutics, Inc.

Notes to Financial Statements

In July 2017, the Company issued 12.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $12.0 million in an initial closing of the third tranche.

In January 2018, the Company issued 8.5 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $8.5 million in an additional closing of the third tranche.

In March 2018, based on the amendment to the Series A Purchase Agreement, the Company issued 11.0 million additional shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $11.0 million in the final closing of the third tranche.

Series B Preferred

In July 2018, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”) in which it agreed to sell, and the purchasers agreed to purchase, up to $70.0 million of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”). Under the Series B Purchase Agreement, the Company initially issued 45.1 million shares of Series B Preferred at $1.3767 per share in exchange for cash proceeds of approximately $62.1 million.

In November 2018, the Company issued 4.4 million additional shares of Series B Preferred at $1.3767 per share in exchange for cash proceeds of approximately $6.0 million.

Series C Preferred

In December 2019, the Company entered into a Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) in which it agreed to sell, and the purchasers agreed to purchase, up to $80.5 million of Series C Redeemable Convertible Preferred Stock (“Series C Preferred”). Under the Series C Purchase Agreement, the Company initially issued 26.4 million shares of Series C Preferred at $1.83 per share in exchange for aggregate cash proceeds of $48.2 million. Novartis purchased 10.9 million shares of this allotment of Series C Preferred at $1.83 per share for cash proceeds of $20.0 million. Novartis became a related party following its purchase of 10.9 million shares of our Series C Preferred, representing aggregate holdings of 7.4% of our outstanding shares on a fully diluted basis as of December 31, 2019. See Note 14 for additional information.

The Series A Preferred, Series B Preferred and Series C Preferred (collectively, the “Preferred Stock”) have the following rights and privileges:

Voting

Each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted and has voting rights and powers equal to the voting rights and powers of the common stock, and except as provided by law or by other provisions of the Company’s Certificate of Incorporation, as amended, shall vote together with the common stock as a single class on an as-converted basis on all matters as to which holders of common stock have the right to vote.

The holders of Series A Preferred, voting separately as a single class, are entitled to elect two members of the Company’s board of directors. At any time when at least 12.5 million shares of Series B Preferred are outstanding, the holders of Series B Preferred are entitled to elect one member of the Company’s board of directors. The holders of shares of common stock, voting separately as a single class, are entitled to elect one member of the Company’s board of directors. All remaining members of the Company’s board of directors are elected by the holders of the common stock and Preferred Stock voting together as a single class.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Conversion

Shares of the Preferred Stock are convertible at any time at the option of the holder into such number of shares as is determined by dividing the original issuance price by the conversion price in effect at the time. The conversion price is the original issuance price for each series of Preferred Stock, as adjusted for the 1-for-7.15 reverse stock split of the Common Stock. Following such adjustment, the per-share conversion price was $7.15 for Series A Preferred, $9.843405 for Series B Preferred and $13.0845 for Series C Preferred, subject to certain adjustments. As of December 31, 2019, the Preferred Stock was convertible into shares of the Company’s common stock on a one-for-7.15 basis.

All outstanding shares of Preferred Stock will automatically convert upon the completion of an IPO resulting in net proceeds to the Company of at least $45.0 million or the vote or written consent of a requisite majority of holders of the then outstanding shares of Preferred Stock on an as-converted to common stock basis.

Dividends

The holders of Series A Preferred were originally entitled to receive cumulative dividends from their respective dates of issuance at the rate of 8.0% on their original issue price. In July 2018, in conjunction with the execution of the Series B Purchase Agreement, the Series A Preferred accreted dividends were cancelled.

Under the Series B Purchase Agreement, the holders of both shares of Series A and Series B Preferred are entitled to receive cumulative dividends commencing on July 10, 2018, the issuance date of Series B Preferred, at an annual rate of 8.0% on their original issuance price. The Series A Preferred and Series B Preferred dividends accrue from day-to-day, whether declared or not, and are payable only when and if declared by the Company’s board of directors. As such, the Company recorded accretion charges to adjust the carrying values of the Series A Preferred and Series B Preferred to their redemption values up until the date the Series C Purchase Agreement was executed. In December 2019, in conjunction with the execution of the Series C Purchase Agreement, the Series A preferred and Series B preferred accreted dividends were cancelled.

Under the Series C Purchase Agreement, the holders of Series A, Series B and Series C Preferred are entitled to receive non-cumulative dividends commencing on December 19, 2019 at an annual rate of 8.0% on their original issuance price. The Series A, Series B and Series C Preferred dividends accrue from day-to-day, whether declared or not, and are payable only when and if declared by the Company’s board of directors. Since inception, the Company has never declared or paid any dividends.

Liquidation Preferences

Upon liquidation, dissolution, or winding up of the Company or a deemed liquidation event as defined in the Company’s Certificate of Incorporation, the holders of shares of Series C and Series B Preferred Stock will receive, on a pari passu basis, a per share amount equal to the Series C purchase price of $1.83 (plus any declared but unpaid dividends) and equal to the original Series B purchase of $1.3767 (plus any declared but unpaid dividends), collectively (the “Series C and Series B Liquidation Preference”) or such amount per share as would have been payable had all shares of Series C and Series B had been converted into common stock immediately prior to such liquidation event. The payment of Series C and Series B Liquidation Preference is to be made before any payment made to the holders of Series A Preferred Stock and Common Stock. Thereafter, the Series A Preferred holders are entitled to receive their liquidation preference before any distributions are made to common stockholders, a per share amount equal to $1.00 (plus any declared but unpaid dividends) (the “Series A Liquidation Preference”) or such amount per share as would have been payable had all shares of Series A had been converted into common stock immediately prior to such liquidation event. After payments of the full liquidation preferences of the Series C and Series B Liquidation Preference and the Series A Liquidation Preference described above, any remaining assets of the Company shall be distributed to the holders of the common stock in proportion to the number of shares of common stock that they hold.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Redemption

The Series A Preferred were redeemable at any time on or after five years from August 19, 2015, the original issuance date of the 6.5 million shares of Series A Preferred, upon receipt of a written notice from the holders of a majority of the shares of Series A Preferred. The initial redemption price was the greater of (i) the Series A Preferred original issuance price per share, plus any accrued and unpaid dividends, whether or not declared by the board of directors, and (ii) the fair market value of Series A Preferred as mutually agreed upon by the Company and the holders of a majority of the shares of Series A Preferred then outstanding.

In July 2018, in conjunction with the execution of the Series B Preferred Purchase Agreement, the Series A Preferred redemption provision was amended as follows:

All outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the original issuance price per share, plus any accrued and unpaid dividends, whether or not declared, together with any other dividends declared but unpaid in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after five years from the Series B Preferred original issuance date, July 10, 2018, a written notice from the holders of a majority of the shares of Preferred Stock.

The Company accounted for the changes in Series A Preferred redemption provision as a modification as there was no significant difference in Series A Preferred fair value before and after the modification.

In December 2019, in conjunction with the execution of the Series C Purchase Agreement, the Series A Preferred and Series B Preferred redemption provisions were modified as follows:

All outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the original issuance price per share, plus any accrued and unpaid dividends, in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after five years from the Series C Preferred original issuance date, December 19, 2019, a written notice from the holders of a majority of the shares of Preferred Stock.

The Company accounted for the changes in Series A Preferred redemption and Series B Preferred redemption provisions as a modification as there was no significant difference in Series A Preferred and Series B Preferred fair values before and after the modification.

10. Common Stock

The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock. As of December 31, 2018 and 2019, the Company had 147,682,655 and 181,000,000 authorized shares of common stock, respectively, at a par value of $0.0001 per share. The common stock has the following rights and privileges:

Voting

The holders of shares of common stock are entitled to one vote for each share of common stock held at any meeting of stockholders and at the time of any written action in lieu of a meeting.

Dividends

The holders of shares of common stock are entitled to receive dividends, when declared by the Company’s board of directors. Cash dividends may not be declared or paid to holders of shares of common stock until all unpaid dividends on the Preferred Stock have been paid in accordance with their terms. No dividends have been declared or paid by the Company since its inception.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Liquidation

After payment of the respective liquidation preferences to the holders of shares of Preferred Stock, the holders of shares of common stock are entitled to share ratably in the Company’s remaining assets available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon occurrence of a deemed liquidation event.

Shares reserved for future issuance

	As of December 31,
	2018	2019
Conversion of redeemable convertible preferred stock	14,755,415	18,442,233
Exercises of outstanding stock option awards	113,174	1,337,501
Shares of common stock available for future grants under the 2015 Equity Incentive Plan, as amended	983,177	567,110

Total shares reserved for future issuance	15,581,766	20,346,844

Founders’ Common Stock Awards

During 2015, the Company’s board of directors granted common stock awards to the Company’s founders in exchange for services provided to the Company. The purchase price of the common stock awards was the estimated fair value at the issuance date. The shares vest from one to four years and vesting could be accelerated upon a change in control. The vesting of certain performance-based grants of restricted stock awards were contingent upon the filing of an Investigational New Drug Application by the Company with the FDA.

If the holder of founders’ common stock award terminates their relationship with the Company during the vesting period, the Company may repurchase any unvested restricted common stock held by these individuals at their original purchase price. During the vesting term, holders of founders’ common stock awards are deemed to be common stockholders and have dividend and voting rights. The Company issued 745,244 shares of founders’ common stock during 2015. No founders’ common stock awards were granted in subsequent years. Total compensation expense was $25,000 for these founders’ common stock awards, which are recorded to operating expenses in the statements of operations and comprehensive (loss) income over their respective vesting period. As of December 31, 2018, 46,675 shares of founders’ common stock awards were expected to vest and became fully vested in 2019. As of December 31, 2019, all shares of founders’ common stock awards were fully vested.

11. 2015 Equity Incentive Plan and Stock-Based Compensation

In August 2015, the board of directors adopted the 2015 Equity Incentive Plan, as amended (the “Plan”), which provides for the grant of incentive stock options, nonqualified stock options or other awards including stock appreciation rights and restricted stock awards to the Company’s employees, officers, directors, advisors, and consultants for the purchase of up to 1.5 million shares of the Company’s common stock. In July 2018, the Plan was amended to increase the number of shares reserved thereunder by 1.0 million shares. In January 2019, the Company’s board of directors and stockholders voted to increase the number of shares reserved for issuance under the 2015 Equity Incentive Plan by 0.4 million shares. In December 2019, the Company’s board of directors and stockholders voted to increase the number of shares reserved for issuance under the 2015 Equity Incentive Plan by 0.4 million shares. As of December 31, 2019, 0.6 million shares remained available for issuance under the Plan.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Options under the Plan may be granted for periods of up to 10 years and at prices no less than 100.0% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that the exercise price of an incentive stock option granted to a 10.0% shareholder shall not be less than 110.0% of the estimated fair value of the shares on the date of grant and the option is not exercisable after the expiration of five years from the date of grant.

Restricted Common Stock Awards

The Company granted restricted stock awards under the Plan. The purchase price of the restricted common stock awards was the estimated fair value as determined by the board of directors at the issuance date. The shares vest from one to four years and vesting could be accelerated upon a change in control. A holder of an award may pay a total purchase price or a part of the purchase price for granted shares at any time during the vesting periods. Upon termination of employment, the Company has the right to repurchase any unvested restricted shares. The repurchase price for unvested shares of common stock will be the lower of (i) the fair market value on the date of repurchase or (ii) their original purchase price. During the vesting term, holders of restricted stock awards are deemed to be a common stock shareholder and have dividends and voting rights.

The Company accounted for restricted stock awards as early exercised options and recognized a liability in other liabilities when cash was received for the purchase of shares of restricted stock. As shares of restricted stock vested, the Company reclassified the liability to common stock and additional paid in capital. As of December 31, 2018, and 2019, the Company recorded a liability included in accrued expenses and other liabilities of $52,000 and $22,000, respectively.

The Company used Black-Scholes option pricing model to estimate stock-based compensation expense related to restricted stock awards with the following assumptions for the year ended December 31, 2018:

2018
Expected volatility	69.60% - 76.20%
Risk-free interest rate	1.80% - 2.48%
Expected dividend	— %
Expected term (in years)	0.92 - 2.16
Underlying common stock fair value	$1.86 - $2.36

There were no grants of restricted stock awards for the year ended December 31, 2019.

The following table summarizes restricted stock activity during the years ended December 31, 2018 and 2019:

	Number of Shares	Weighted-Average Grant Date fair value
Outstanding and unvested, as of December 31, 2017	643,814	$0.43
Issued	339,615	$2.08
Vested	(280,241)	$0.36

Outstanding and unvested, as of December 31, 2018	703,188	$1.22
Issued	—	$—
Vested	(394,289)	$1.01
Exercised	363	$2.15
Repurchases	(7,051)	$2.01

Outstanding and unvested, as of December 31, 2019	302,211	$1.51

Pliant Therapeutics, Inc.

Notes to Financial Statements

Restricted stock awards of 4,195 shares with a weighted-average grant date fair value of $0.08 per share, were not purchased by the award holders as of December 31, 2019. As these shares of the restricted common stock awards were not issued, they are not included in the table above.

The aggregate fair value of restricted stock awards vested during the years ended December 31, 2018 and 2019 was $0.1 million and $0.4 million, respectively. Total intrinsic value of outstanding unvested restricted stock awards was $3.6 million and $2.1 million as of December 31, 2018 and 2019, respectively.

Incentive Stock Options and Nonqualified Stock Options

Stock options issued under the Plan generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plan.

The Company used Black-Scholes option pricing model to estimate stock-based compensation expense for stock option awards with the following assumptions for the years ended December 31, 2018 and 2019:

	2018	2019
Expected volatility	81.80% - 82.50%	74.80% - 82.53%
Risk-free interest rate	2.78% - 3.07%	1.43% - 2.59%
Expected dividend	— %	—
Expected term (in years)	5.78 - 6.06	5.00 - 6.08
Underlying common stock fair value	$2.79 - $5.15	$5.15 - $7.08*

*	Subsequent to the issuance of the Company’s financial statements as of and for the period ended December 31, 2019, the Company’s management determined that the disclosed range of underlying common stock fair value incorrectly presented the range of the grant date fair value of options granted during the year ended 2019. The prior range disclosed as $0.59 - $0.74 has been updated as an immaterial correction to $0.72 - $0.99 (or $5.15 - $7.08, respectively, on a post-reverse split basis). The disclosure correction did not result in a change to the stock-based compensation expense for the year ended December 31, 2019. Further, it did not modify any amounts presented in the financial statements or require any other disclosure amendments.

The Company granted 113,174 stock options during the year ended December 31, 2018.

A summary of option activity under the Plan is as follows:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	113,174	$2.08	9.77	$348
Granted	1,303,041	$3.29
Exercised	(42,059)	$4.15
Forfeited	(36,655)	$2.08

Outstanding as of December 31, 2019	1,337,501	$3.22	9.18	$5,157

Exercisable as of December 31, 2019	228,176	$2.15	9.06	$1,122

Vested and expected to vest as of December 31, 2019	1,337,501	$3.22	9.18	$5,157

Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price as of December 31, 2018 and 2019. The weighted-average grant date fair value of options granted during the years ended December 31, 2018 and 2019, was $3.44 per share and $4.37 per share, respectively.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Stock-Based Compensation Expense

The following table presents the components and classification of stock-based compensation expense for the Company’s stock-based awards for the years ended December 31, 2018 and 2019 (in thousands):

	Years Ended December 31,
	2018	2019
Restricted stock awards and founders’ common stock awards	$207	$321
Stock options	21	1,508

Total stock-based compensation expense	$228	$1,829

Research and development expenses	$114	$584
General and administrative expenses	$114	$1,245

As of December 31, 2018, there was $0.7 million of unrecognized stock-based compensation expense that is expected to be recognized over the weighted-average periods of 2.2 years related to restricted stock awards and stock options, respectively. As of December 31, 2018, there was $0.4 million of unrecognized stock-based compensation expense that is expected to be recognized over the weighted-average periods of 3.7 years related to stock options.

As of December 31, 2019, there was $0.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 2.2 years related to restricted stock awards. As of December 31, 2019, there was $4.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 3.0 years related to stock options.

12. Income Taxes

No provision for income taxes was recorded for the years ended December 31, 2018 and December 31, 2019. The Company has incurred net operating losses only in the United States since its inception. The Company has not reflected any benefit of such net operating loss carryforwards in the financial statements.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2018	2019
Income tax computed at federal statutory rate	21.0%	21.0%
State taxes, net of federal tax benefit	9.1%	2.7%
General business credit—federal	2.6%	295.9%
Stock-based compensation	(0.2%)	(50.0%)
Other permanent differences	(0.0%)	(2.4%)
Change in valuation allowance	(32.5%)	(267.7%)
Effective income tax rate	—%	(0.5%)

Pliant Therapeutics, Inc.

Notes to Financial Statements

Net deferred tax assets and liabilities consisted of the following (in thousands):

	As of December 31,
	2018	2019
Deferred tax assets:
Asset basis	$227	$—
Net operating losses	16,684	16,655
Research and development credits	3,048	4,949
Accrued expenses	88	130
Other	147	247
Deferred rent	110	124
Stock based compensation	1	73

Total deferred tax assets	20,305	22,178
Deferred tax liabilities:
Asset basis	$—	$(110)
Prepaid expenses	(65)	(139)

Total deferred tax liabilities	(65)	(249)

Valuation allowance	(20,240)	(21,929)

Net deferred taxes	$—	$—

Net operating losses and tax credit carryforwards were as follows (in thousands):

	As of December 31, 2019	Expiration Year
Net operating losses, federal (starting from January 1, 2018)	$29,218	Does not expire
Net operating losses, federal (before January 1, 2018)	$29,457	2035-2037
Net operating losses, state	$60,711	2035-2039
Tax credits, federal	$4,652	2036-2039
Tax credits, state	$2,100	Does not expire

Utilization of the net operating loss carryforwards and research credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code (“IRC”) and similar state provisions. Annual limitations may result in the expiration of the net operating losses and tax credit carryforwards before they are utilized. The Company performed a IRC Section 382 analysis through December 31, 2019 and does not expect any previous ownership changes to result in a limitation that will reduce the total amount of net operating loss and tax credit carryforwards disclosed that can be utilized. Subsequent ownership changes may affect the limitation in future years.

Pliant Therapeutics, Inc.

Notes to Financial Statements

During the years ended December 31, 2018 and 2019, the Company recorded a full valuation allowance on federal and state deferred balances since management does not forecast the Company to be in a profitable position in the near future. Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2018 and 2019 related primarily to the increases in net operating loss carryforwards and research and development tax credit carryforwards and were as follows (in thousands):

	Year Ended December 31,
	2018	2019
Valuation allowance at the beginning of the year	$10,408	$20,240
Increases recorded to income tax provision	9,832	1,689

Valuation allowance at the end of the year	$20,240	$21,929

The Company’s U.S. federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2016 through December 31, 2019. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized. The Company has elected to include interest and penalties as a component of tax expense. During the years ended December 31, 2018 and 2019, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2018	2019
January 1	$403	$855
Additions based on tax positions related to current year	452	570
Reductions for tax positions of prior year	—	(70)

December 31	$855	$1,355

13. Commitments and Contingencies

Purchase Commitments

The Company has contractual arrangements with research and development organizations and suppliers; however, these contracts are generally cancelable on 30 days’ notice and the obligations under these contracts are largely based on services performed.

License and Collaboration Agreements

Potential payments related to the Company’s license and research agreements, including milestone and royalty payments, are detailed in Notes 6 and 7.

Pliant Therapeutics, Inc.

Notes to Financial Statements

Leases

In 2018, the Company leased approximately 18,000 square feet of corporate offices and research facilities in Redwood City, California. Rent expense, including common area maintenance expense, was approximately $0.1 million per month. This lease expired on June 28, 2018.

In February 2018, the Company entered into a non-cancelable lease agreement (the “Lease”) for premises consisting of approximately 32,974 square feet located in South San Francisco, California (the “Premises”). The Company moved into the Premises in July 2018. The Premises is being used for the Company’s corporate headquarters and principal operating facility. The term of the Lease is eighty-four months, which commenced on July 1, 2018. Base rent was abated for the first two months of the lease term and thereafter is $0.2 million per month during the first year of the lease term, with specified annual increases thereafter. The Company paid a refundable security deposit of approximately $0.4 million, which is included in Other non-current assets in the Balance Sheets at December 31, 2018 and 2019. The Company has the right to extend the lease term by seven years upon written notice not more than twelve months nor less than nine months prior to the expiration of the original lease term, with monthly payments equal to the “fair rental value” as defined in the Lease.

During the years ended December 31, 2018 and 2019, rent expense, including common area maintenance expense, was $1.8 million and $2.5 million, respectively.

Future minimum lease payments under the Lease as of December 31, 2019 were as follows (in thousands):

Year ending December 31:	Operating Lease
2020	$1,959
2021	2,027
2022	2,098
2023	2,171
2024 and beyond	3,390

Total	$11,645

Legal Proceedings

The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2018 and 2019, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance.

Pliant Therapeutics, Inc.

Notes to Financial Statements

14. Related Party Transactions

Certain employees of Third Rock Ventures, a stockholder of the Company, provided consulting services to the Company. Consulting service expenses of $0.1 million and $36,000 were recorded for the years ended December 31, 2018 and 2019, respectively.

In 2018 and 2019, the Company made charitable contributions to the University of California, San Francisco Foundation (the “UCSF Foundation”), which were directed to support research performed in the laboratories of two of the Company’s scientific founders. The Company made a charitable contribution of $0.5 million and $0.3 million for the years ended December 31, 2018 and 2019, respectively.

In February 2017, the Company entered into a consulting agreement with the founder of Healthcare & Humanity Foundation (the “Director”) pursuant to which the Director provided consulting services to the Company at a rate of $5,000 per month in 2018. In addition, the Company granted the Director 6,293 shares of restricted stock at a purchase price of $0.08 per share with quarterly vesting over a one-year period contingent upon the Director providing consulting services during the vesting period. The Director became a director of the Company in December 2017. In February 2018, the agreement with the Director terminated pursuant to its terms. General and administrative services provided while the Director was a director of the Company amounted to $5,000 and $0, respectively during the years ended December 31, 2018 and 2019.

In March 2018, the Company sold 1.0 million shares of Series A Preferred to pH Pharma Co. Ltd. (“pH Pharma”), an entity in which the Director has a majority ownership, for $1.0 million. These shares of Series A Preferred represent 1.0% of the Company’s outstanding equity on a fully diluted basis as of December 31, 2019. In May 2018, the Company entered into a research services agreement with pH Pharma. In the year ended December 31, 2018, the Company was reimbursed $51,000 for services performed in connection with the research service agreement. As of December 31, 2018, all services were completed under this agreement.

In 2019, the Company entered into the Novartis Agreement with Novartis covering the development and commercialization of Pliant’s preclinical product candidate, PLN-1474 and up to three additional targets. Upon execution of the Agreement, Pliant also entered into a financing side letter with Novartis, whereby Novartis committed to provide up to $30.0 million in equity financing of which $20.0 million was provided for preferred shares as a part of a Series C equity offering and the remaining $10.0 million will be provided for common shares in the event Pliant completes an Initial Public Offering. As of December 31, 2019, Novartis owns approximately 7.4% of the Company’s outstanding shares on a fully diluted basis. See Notes 6 and Note 9 for additional information.

15. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the IRC covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. The Company made contributions to the plan of $0.2 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively.

Pliant Therapeutics, Inc.

Notes to Financial Statements

16. Net Loss Per Share Attributable to Common Stockholders

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been antidilutive:

	Years Ended December 31,
	2018	2019
Redeemable convertible preferred stock (on an as-converted basis)	14,755,415	18,442,233
Options to purchase common stock	113,174	1,337,501
Restricted stock awards granted and not purchased	4,559	4,195
Unvested restricted shares	703,188	302,211
Unvested shares of founders’ common stock	46,675	—

Total	15,623,011	20,086,140

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share attributable to common stockholders is as follows (in thousands, except share and per share amounts):

	Years Ended December 31,
	2018	2019
Net loss per share:
Numerator
Net loss	$(30,276)	$(631)
Add: accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	(4,876)	(6,225)

Net loss attributable to common stockholders	$(35,152)	$(6,856)

Denominator
Weighted-average common shares outstanding used to calculate net loss per share attributable to common stockholders, basic and diluted	1,165,454	1,623,358

Net loss per share attributable to common stockholders, basic and diluted	$(30.16)	$(4.22)

Pliant Therapeutics, Inc.

Notes to Financial Statements

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the redeemable convertible preferred stock based on the mid-point of the IPO price range of $15.00 per share, upon consummation of an IPO as if such event had occurred as of the beginning of the respective period:

Year Ended December 31, 2019
(unaudited)
Unaudited Pro Forma Net Loss Per Share

Net loss	$(631)

Pro forma adjustment to accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	$(6,225)

Pro forma net loss attributable to common stockholders:
Basic	$(631)

Diluted	$(631)

Weighted-average shares used to calculate net loss per share attributable to common stockholders:
Basic	1,623,358

Diluted	1,623,358

Pro forma adjustment to reflect assumed conversion of all redeemable convertible preferred stock	14,886,726

Weighted-average shares used to calculate pro forma net loss per share attributable to common stockholders:
Basic	16,510,084

Diluted	16,510,084

Pro forma net loss per share attributable to common stockholders:
Basic	$(0.04)

Diluted	$(0.04)

17. Subsequent Events

In February 2020, the Company issued 28,527,313 shares of Series C Preferred at $1.83 per share in exchange for an aggregate purchase price of $52.2 million in a closing of the second tranche. The sales of the Series C Preferred Shares are at a fair value of $1.83 per share, which was the price the remaining shares of Series C Redeemable Convertible Preferred Stock were sold to other investors in a closing that occurred on December 19, 2019.

In February 2020, the Company achieved the first patient dosing milestone of the Novartis Agreement triggering the receipt of a $25.0 million payment expected in the second quarter of 2020.

In connection with the preparation of the financial statements, the Company has evaluated subsequent events for potential recognition and disclosure through March 13, 2020, the date these financial statements were issued, and has updated such evaluation for disclosure purposes through May 26, 2020 with respect to the reverse

Pliant Therapeutics, Inc.

Notes to Financial Statements

stock split reflected in the amendment to the Company’s amended and restated certificate of incorporation, filed on May 22, 2020, as discussed below.

Reverse Stock Split

On May 22, 2020, the Company implemented a 1-for-7.15 reverse stock split of the Company’s common stock. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. All share and per share data shown in the accompanying financial statements and related notes have been retroactively revised to reflect the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased. As of December 31, 2018 and 2019, all outstanding shares of preferred stock were convertible into shares of common stock on a 1-for-7.15 basis.

Pliant Therapeutics, Inc.

Condensed Balance Sheets

(Unaudited)

(In thousands, except share and per share amounts)	As of December 31, 2019	As of March 31, 2020	Pro Forma as of March 31, 2020
Assets
Current assets
Cash and cash equivalents	$85,807	$113,368	$113,368
Short-term investments	16,966	28,063	28,063
Accounts receivable	7,052	31,762	31,762
Tax credit receivable	333	261	261
Prepaid expenses and other current assets	1,742	2,625	2,625

Total current assets	111,900	176,079	176,079
Property and equipment, net	4,079	4,201	4,201
Other non-current assets	3,085	3,777	3,777

Total assets	$119,064	$184,057	184,057

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$1,250	$2,532	2,532
Accrued liabilities (Note 5)	6,922	7,032	7,032

Total current liabilities	8,172	9,564	9,564
Other long-term liabilities (Note 5)	912	931	931

Total liabilities	9,084	10,495	10,495

Commitments and Contingencies (Note 13)
Series A redeemable convertible preferred stock, $0.0001 par value; 56,000,000 and 56,000,000 shares authorized at December 31, 2019 and March 31, 2020, respectively; 56,000,000 and 56,000,000 shares issued and outstanding, at December 31, 2019 and March 31, 2020, respectively; aggregate liquidation preference of $62,468 and $62,468 at December 31, 2019 and March 31, 2020, respectively; no shares authorized, issued and outstanding pro forma	62,468	62,468	—
Series B redeemable convertible preferred stock, $0.0001 par value; 49,501,221 shares and 49,501,221 shares authorized at December 31, 2019 and March 31, 2020, respectively; 49,501,221 shares and 49,501,221 shares issued and outstanding at December 31, 2019 and March 31, 2020, respectively; aggregate liquidation preference of $75,860 and $75,860 at December 31, 2019 and March 31, 2020, respectively; no shares authorized, issued and outstanding pro forma	75,860	75,860	—
Series C redeemable convertible preferred stock, $0.0001 par value; 44,000,000 shares and 55,000,000 shares authorized at December 31, 2019 and March 31, 2020, respectively; 26,360,745 shares and 54,888,058 shares issued and outstanding at December 31, 2019 and March 31, 2020, respectively; aggregate liquidation preference of $47,947 and $99,985 at December 31, 2019 and March 31, 2020, respectively; no shares authorized, issued and outstanding pro forma	47,947	99,985	—
Stockholders’ (deficit) equity
Common stock, $0.0001 par value; 181,000,000 and 210,000,000 shares authorized at December 31, 2019 and March 31, 2020; and 1,846,024 and 1,906,349 shares issued and outstanding at December 31, 2019 and March 31, 2020, respectively; 24,576,346 shares issued and outstanding, pro forma	1	1	3
Additional paid-in capital	—	455	238,766
Accumulated deficit	(76,295)	(65,266)	(65,266)
Accumulated other comprehensive (loss)/gain	(1)	59	59

Total stockholders’ (deficit) equity	(76,295)	(64,751)	173,562

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$119,064	$184,057	184,057

The accompanying notes are an integral part of these condensed financial statements

Pliant Therapeutics, Inc.

Condensed Statements of Operations and Comprehensive (Loss) Income

(Unaudited)

(In thousands, except share and per share amounts)	Three Months Ended March 31,
	2019	2020
Revenue — related party	$—	$28,938
Operating expenses:
Research and development	(11,749)	(13,919)
General and administrative	(2,601)	(4,011)

Total operating expenses	(14,350)	(17,930)

(Loss) income from operations	(14,350)	11,008
Interest income	313	209
Other income (expense), net	14	(188)

Net (loss) income	$(14,023)	$11,029

Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	(1,344)	—
Less: Undistributed earnings to preferred shareholders	—	(11,029)

Net (loss) income attributable to common stockholders	$(15,367)	$—

Net (loss) income per share, attributable to common stockholders:
Basic	$(10.90)	$—

Diluted	$(10.90)	$—

Shares used in computing net (loss) income per share attributable to common stockholders:
Basic	1,409,697	1,897,669

Diluted	1,409,697	1,897,669

Pro forma net income per share attributable to common stockholders (unaudited):
Basic		$0.51

Diluted		$0.48

Shares used in computing pro forma net income per share attributable to common stockholders (unaudited):
Basic		21,829,723

Diluted		22,861,086

Comprehensive (loss) income:
Net (loss) income	$(14,023)	$11,029
Net unrealized gain on short-term investments	$3	$60

Total other comprehensive income	3	60

Comprehensive (loss) income	$(14,020)	$11,089

The accompanying notes are an integral part of these condensed financial statements.

Pliant Therapeutics, Inc.

Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited)

(In thousands, except share amounts)	Redeemable Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Gain	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	56,000,000	$61,516	49,501,221	$70,587	—	—	1,363,000	1	—	—	(71,470)	(71,469)
Vesting of founders’ common stock and restricted stock awards	—	—	—	—	—	—	126,057	—	8	—	—	8
Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	—	—	—	1,344	—	—	—	—	(320)	—	(1,024)	(1,344)
Stock-based compensation expense	—	—	—	—	—	—	—	—	312	—	—	312
Net unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	—	—	—	—	—	(14,023)	(14,023)

Balance at March 31, 2019	56,000,000	$61,516	49,501,221	$71,931	—	$—	1,489,057	$1	$—	$3	$(86,517)	$(86,513)

(In thousands, except share amounts)	Redeemable Convertible Preferred Stock									Additional Paid-In Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares		Amount
Balance at December 31, 2019	56,000,000	$62,468	49,501,221	$75,860	26,360,745	$47,947	1,846,024		$1	$—	$(1)	$(76,295)	$(76,295)
Issuance of Series C redeemable preferred stock, net of issuance costs of $167	—	—	—	—	28,527,313	52,038	—		—	—	—	—	—
Vesting of founders’ common stock and restricted stock awards	—	—	—	—	—	—	52,093		—	4	—	—	4
Option exercises	—	—	—	—	—	—	8,252		—	26	—	—	26
Stock-based compensation expense	—	—	—	—	—	—	—		—	425	—	—	425
Net unrealized gain on short-term investments	—	—	—	—	—	—	—		—	—	60	—	60
Net income	—	—	—	—	—	—	—		—	—	—	11,029	11,029

Balance at March 31, 2020	56,000,000	$62,468	49,501,221	$75,860	54,888,058	$99,985	1,906,349	*	$1	$455	$59	$(65,266)	$(64,751)

*	Common stock share amounts do not add up due to rounding.

The accompanying notes are an integral part of these condensed financial statements.

Pliant Therapeutics, Inc.

Condensed Statements of Cash Flows

(Unaudited)

(In thousands)	Three Months Ended March 31,
	2019	2020
Cash flows from operating activities
Net (loss) income	$(14,023)	$11,029
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation expense	256	312
Stock-based compensation expense	312	425
Changes in operating assets and liabilities:
Tax credit receivable	(63)	72
Accounts receivable	—	(24,710)
Prepaid expenses and other current assets	(237)	(883)
Other non-current assets	—	233
Accounts payable	1,768	1,176
Accrued liabilities	1,119	(424)
Deferred rent and other long-term liabilities	21	4

Net cash used in operating activities	(10,847)	(12,766)

Cash flows from investing activities
Purchase of short-term investments	(27,159)	(11,008)
Accretion of short-term investments	—	(29)
Purchase of property and equipment	(258)	(336)

Net cash used in investing activities	(27,417)	(11,373)

Cash flows from financing activities
Proceeds from issuance of Series C preferred stock, net of issuance costs	—	52,038
Proceeds from exercise of stock options	—	26
Payment of deferred offering costs	(127)	(364)

Net cash (used)/provided by financing activities	(127)	51,700

Net (decrease)/increase in cash and cash equivalents	(38,391)	27,561
Cash and cash equivalents at beginning of period	60,949	85,807

Cash and cash equivalents at end of period	$22,558	$113,368

Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment in accounts payable and accrued liabilities	$352	$257
Reclassification of restricted stock awards from liabilities to common stock upon vesting	$8	$4
Accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	$1,344	$—
Deferred offering costs in accounts payable and accrued liabilities	$119	$792
Net unrealized gain on short-term investments	$3	$60

The accompanying notes are an integral part of these condensed financial statements.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

1. Description of Business

Pliant Therapeutics, Inc. (the “Company”) is a clinical stage biopharmaceutical company focused on discovering and developing novel therapies for the treatment of fibrosis with an initial focus on treating fibrosis by inhibiting integrin-mediated activation of TGF-ß. Fibrosis refers to the abnormal thickening and scarring of connective tissue due to the production and deposition of excess collagen in the extra-cellular matrix. Fibrosis can occur in many different tissues including lung, liver, kidney, muscle, skin and the GI tract, and often causes severe and debilitating disease leading to organ failure. The Company is located in South San Francisco, California, and was incorporated in the state of Delaware in June 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying condensed balance sheet as of March 31, 2020, condensed statements of operations and comprehensive (loss) income, condensed statements of cash flows, and the condensed statements of convertible preferred shares and shareholders’ (deficit) equity for the three months ended March 31, 2019 and 2020, are unaudited. The balance sheet as of December 31, 2019 was derived from audited financial statements as of and for the year ended December 31, 2019. The unaudited interim condensed financial statements have been prepared on the same basis as the audited annual financial statements as of and for the year ended December 31, 2019, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2020, and the results of its operations and its cash flows for the three months ended March 31, 2019 and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2019 and 2020, are also unaudited.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses as well as the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives assigned to property and equipment, the fair values of common and redeemable convertible preferred stock, stock-based compensation expense, accruals for research and development costs, income taxes and uncertain tax positions. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Revenue Recognition

The Company accounts for its revenue under Accounting Standards Update or ASU, ASU 2014-09, Topic 606 Revenue from Contracts with Customers (“Topic 606”) using the full retrospective transition method. ASU 2014-09 provides a single, comprehensive revenue recognition model for all contracts with customers. This standard contains principles for the determination of the measurement of revenue and the timing of when such revenue is recognized. Revenue recognition will reflect the transfer of goods or services to customers at an amount that is expected to be earned in exchange for those goods or services. Subsequently, the FASB has issued

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

the following guidance to amend ASU 2014-09: ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date; ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, which clarifies narrow aspects of Topic 606 or corrects unintended application of the guidance. The Company must adopt ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12, and ASU No. 2016-20 with ASU No. 2014-09, which are referred to collectively as the “Topic 606”.

The FASB issued ASU No. 2018-18, “Collaborative Arrangements (Topic 808)” issued in November 2018. The Company assessed and concluded that they are not under Topic 808 and as the Novartis Agreement is not considered a collaboration under its provisions.

To date all revenue has been generated from the Company’s Collaboration and License Agreement with Novartis (the “Novartis Agreement”).

The Company’s revenue-related party is solely generated off of the Novartis Agreement. The Company’s licensing agreement includes upfront signing fees, cost reimbursements, research and development services, milestone payments and royalties on future licensee’s product sales. The Company has both fixed and variable consideration. Non-refundable upfront fees are considered fixed, while funding of research and development activities and milestone payments are identified as variable consideration. A contract liability is an obligation to transfer goods or services for which the Company has received consideration, or for which an amount of consideration is due from the customer. A contract asset is a right to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. A receivable will be recorded on the balance sheet when the Company has unconditional rights to consideration (i.e., only the passage of time is required before payment becomes due). Receivables cannot be netted against contract liabilities and are presented separately from contract assets. Contract assets and contract liabilities are netted at the contract level and are then aggregated and presented separately each reporting period.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The Company’s performance obligations include providing the worldwide license rights to compound PLN-1474, provide research and development services for PLN-1474 through Phase 1 of its development and provide research and development services on initial candidate targets, which services are combined with a non-exclusive license to the initial candidate targets. The Company concluded that the worldwide license was distinct because the customer can benefit from the license on its own or together with other resources that are readily available, and the research and development services are not transformative in nature. The Company concluded the research and development services on initial candidate targets were not distinct from a non-exclusive license for the initial candidate targets, primarily as a result of (i) Pliant being unable to benefit on its own or together with other resources that are readily available as the license and (ii) the research and development services, including manufacturing in support of such services, were expected to significantly modify the initial license. Therefore,

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

the promised goods and services were considered a single performance obligation. Significant management judgment is required in the identification of performance obligations and to determine the level of effort required under an arrangement and the period over which the Company expects to complete our performance obligations under the arrangement. If the Company cannot reasonably estimate when the performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates. The Company estimates the transaction price and records revenue in the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method. The estimated period of performance and project costs are reviewed quarterly and adjusted, as needed, to reflect the Company’s current assumptions regarding the timing of our deliverables.

As part of the accounting for these arrangements, the Company must develop assumptions that require judgment to determine the stand-alone selling price of each performance obligation identified in the contract. The Company has never sold the performance obligations separately; therefore an observable stand-alone selling price does not exist. Accordingly, the Company estimates a stand-alone selling price through maximizing the use of observable inputs such as market data, project cost estimates, and targeted margins. The Company determined that each of the performance obligations is priced and delivered at the stand-alone selling price. Therefore, no reallocations are needed since there is no material right and the license and services are provided at the stand-alone selling price.

During the three months ended March 31, 2020, the entirety of the Company’s revenue—related party is related to the Collaboration and License Agreement with Novartis. The Company did not have any prior revenue agreements and did not recognize revenue during the three months ended March 31, 2019. Receivables from collaborations are typically unsecured and are concentrated in the biopharmaceutical industry. Accordingly, the Company may be exposed to credit risk generally associated with biopharmaceutical companies or specific to the Novartis Agreement. An allowance on the receivables will be recorded if circumstances indicate collection is doubtful for a particular receivables balance. To date, the Company has not experienced any losses related to these receivables.

Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amount of the Company’s financial instruments, including cash and cash equivalents, short-term investments, tax credit receivable, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term maturities.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. The Company invests in money market funds, treasury bill and notes and government notes. The Company limits its credit risk associated with its cash

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

and cash equivalents by placing them with banks and institutions it believes are highly credit worthy and in highly rated investments. The Company performs credit evaluations of its customer, and the risk with respect to accounts receivable is further mitigated by the short duration of customer payment terms and the pedigree of the customer base. During the three months ended March 31, 2020, Novartis accounted for 100% of the Company’s revenue—related party and accounts receivable.

The Company’s future results of operations involve several other risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s product candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products, including those that may be developed or marketed by larger companies, securing and protecting intellectual property, strategic relationships and dependence on key individuals and sole source suppliers.

The Company’s product candidates require approvals from the U.S. Food and Drug Administration (“FDA”) and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing and commercializing novel therapies for fibrotic diseases. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance. All long-lived assets are maintained in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in Money Market Funds and United States (“U.S.”) government agency securities and are stated at fair value.

Short-Term Investments

The Company’s short-term investments consist of U.S. Treasury securities and U.S. government agency securities with remaining maturities beyond three months at the date of purchase and one year or less from the balance sheet date. As of December 31, 2019, all of the Company’s short-term investments were classified as available-for-sale and were carried at fair market value. The unrealized losses on the Company’s available-for-sale securities are recorded in “other comprehensive income and losses” (“OCI”) in the statements of operations and comprehensive (loss) income. See Note 3 for further details.

Short-term investments are considered impaired when a decline in fair value is judged to be other-than-temporary. The Company consults with its investment managers and considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments on a quarterly basis. If the cost of an individual investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost and its intent and ability to

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge will be recorded to other expense, net, in the statements of operations and comprehensive (loss) income and a new cost basis in the short-term investment will be established.

Property and Equipment, Net

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are as follows:

Laboratory equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Upon retirement or sale of the assets, the cost and related accumulated depreciation and amortization are removed from the balance sheets and the resulting gain or loss is recorded to the statements of operations and comprehensive (loss) income. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the three months ended March 31, 2019 and 2020.

Redeemable Convertible Preferred Stock

The Company classifies redeemable convertible preferred stock outside of stockholders’ deficit because, upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company’s assets, holders of the redeemable convertible preferred stock can cause redemption for cash. At any time on or after December 19, 2024, the holders of a majority of the outstanding redeemable convertible preferred stock can also require the Company to redeem the redeemable convertible preferred stock by providing the Company a written notice requesting such redemption. The Company recognizes changes in the redemption value immediately as they occur, for example changes in fair value of preferred stock, and adjusts the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period up through December 19, 2019, when the Company entered into the Series C Preferred Stock Purchase Agreement. See Note 9 for further details. In the absence of retained earnings these accretion charges are recorded against additional paid in capital, if any, and then to accumulated deficit. The Company analyzed all embedded derivatives and beneficial conversion features for its redeemable convertible preferred stock and concluded that none requires bifurcation.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs for the Company’s research and product development employees. Also included are non-personnel costs such as fees paid to consultants and third parties for preclinical and clinical studies, research and development services, laboratory supplies and equipment maintenance costs, license costs, contract manufacturing costs and allocations of facility related costs.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The Company estimates preclinical and clinical studies and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical and clinical studies and research services on its behalf. The Company estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and are expensed over the time when services are rendered.

Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are expensed as incurred.

Tax Credit Receivable

Prior to 2020, the Company was eligible for federal and California research and development credits for its research and development activities performed within the United States and California, respectively. The credits are generally available to offset federal and California income tax liabilities. Starting in the fourth quarter of 2019, the Company was no longer eligible for federal and California research development credits as it generated revenue during the year. As such, all federal and California research and development credits generated and accrued during the first three quarters of 2019 were reversed.

Stock-Based Compensation

The Company’s stock-based equity awards include restricted stock awards and stock options that are granted to employees and consultants and accounted at fair value on the award grant date. Stock-based compensation expense is recognized over the awards’ vesting period on a straight-line basis and recorded as either research and development or general and administrative expenses in the statements of operations and comprehensive (loss) income based on the function to which the related services are provided. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model, used to estimate fair value of stock-based awards, requires the use of the following assumptions:

•

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for the Company’s stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method.

•

Expected volatility—Since the Company is not yet a public company and does not have any trading history for its common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage in the life cycle or area of specialty. The Company will continue to apply this process until enough historical information regarding the volatility of its stock price becomes available.

•

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•	Expected dividend—The Company has never paid dividends on the common stock and has no plans to pay dividends on the common stock. Therefore, the Company used an expected dividend yield of zero.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The fair value of the common stock has been determined using independent third-party valuations based on relevant valuation methodologies as outlined in the American Institute of Certified Public Accountants (AICPA) Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. The Company also considered the amount of time between the independent third-party valuation dates and the grant dates and used interpolation of the fair value between the two valuation dates to estimate common stock fair value at each grant date. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Deferred Offering Costs

Deferred offering costs, consisting of direct legal, accounting, filing and other fees directly related to the Company’s proposed initial public offering (“IPO”) are capitalized. The deferred offering costs will be reclassified to additional paid in capital upon completion of the IPO. The Company deferred $2.7 million and $3.4 million as of December 31, 2019 and March 31, 2020, respectively, which is recorded as other non-current assets in the Balance Sheets. In the event the IPO is aborted, all capitalized deferred offering costs will be expensed.

Leases and Rent Expense

The Company records rent expense on a straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations, the Company records a deferred rent liability. Additionally, the receipt of any lease incentives is recorded as a deferred rent liability which is amortized over the lease term as a reduction of rent expense. Building improvements made with the lease incentives or tenant allowances are capitalized as leasehold improvements and included in property and equipment, net in the Balance Sheets.

Income Taxes

The Company provides for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax basis of assets and liabilities and net operating loss and credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all the tax benefits will not be realized.

The Company accounts for uncertain tax positions in accordance with ASC No. 740-10, Accounting for Uncertainty in Income Taxes. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

The Company includes any penalties and interest expense related to income taxes as a component of income tax expense, as necessary.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Comprehensive Gain

Comprehensive gain includes net (loss) income as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the three months ended March 31, 2019 and 2020, the Company had a $3,000 and a $60,000 net unrealized gain on short-term investments, respectively.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing net (loss) income attributed to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed using the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Net (loss) income per share attributable to common stockholders is calculated using the two-class method, which is based on an earnings allocation formula that determines net (loss) income per share for the Company’s common stockholders and holders of participating securities. The holders of preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock. For the three months ended March 31, 2020 the dividends the preferred shareholder would be entitled to, if a dividend was declared by the Board of Directors, exceeded net income for the period, resulting in the full amount of net income reflected as undistributed earnings to preferred shareholders within our statements of operations and comprehensive (loss) income. Under this method, net (loss) income is increased or reduced by the amount of any dividends earned and accretion of redeemable convertible preferred stock to its redemption value, if any, during the period. The undistributed earnings are allocated to common stock and each series of redeemable convertible preferred stock to the extent that each preferred security may share in the earnings as if all of the earnings for the period had been distributed. Net (loss) income attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net (loss) income per share in the periods in which a net loss is recorded.

Diluted net (loss) income per share is computed using the more dilutive of (a) the two-class method or (b) the as-converted method. The Company allocates earnings first to redeemable convertible preferred shares stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of shares of common stock included in the computation of diluted net (loss) income gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and preferred stock.

Common stock equivalent shares are excluded from the computation of diluted net loss income per share if their effect is antidilutive. In periods in which the Company reports a net loss income attributable to common stockholders, diluted net loss income per share attributable to common stockholders is generally the same as basic net loss income per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the three months ended March 31, 2019 and a net income attributable to common stockholders for the three months ended March 31, 2020.

Unaudited Pro Forma Information

Immediately prior to the completion of the Company’s IPO resulting in net proceeds of at least $45.0 million to the Company all outstanding shares of redeemable convertible preferred stock will automatically

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

convert into common stock. Unaudited pro forma balance sheet information as of March 31, 2020, assumes the conversion of all outstanding redeemable convertible preferred stock into shares of common stock. The shares of common stock issuable and the proceeds expected to be received in the IPO are excluded from such pro forma financial information.

The unaudited pro forma net income per share for the three months ended March 31, 2020, was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of redeemable convertible preferred stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later. The unaudited pro forma net income per share does not include the shares expected to be sold and related proceeds to be received from the IPO. Net income attributable to common stockholders used in the unaudited pro forma net income per share calculation was adjusted for the accretion of redeemable convertible preferred stock, as all preferred stock is not considered outstanding prior to the closing of the IPO.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-02, Leases (“Topic 842”), which requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. For public entities, ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2018. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU No. 2016-02 is effective for the Company in the fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU No. 2016-02 on the Company’s financial statements.

In November 2018, the FASB issued Accounting Standards Update 2018-18 (“ASU 2018-18”), Collaborative Arrangements (topic 808): Clarifying the Interaction between Topic 808 and Topic 606. ASU 2018-18 clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance amends ASC 808 to refer to the unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. The guidance will be effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021 and has to be adopted using retrospective approach. The Company is currently evaluating the impact of ASU 2018-18 on its financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12 (“ASU 2019-12”), Income Taxes (topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 removes the exception for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items (other comprehensive income). ASU 2019-12 is effective beginning on February 1, 2021. Early adoption of the amendments is permitted. The Company has early adopted the new standard.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

3. Financial Instruments

The Company’s short-term investments in U.S. Treasury and U.S. government agency securities have been classified and accounted for as available-for-sale. The Company classifies its U.S. Treasury and U.S. government agency securities as short-term based on each instrument’s underlying contractual maturity date. Unrealized gains and losses on U.S. Treasury and U.S. government agency securities classified as available-for-sale are recognized in other comprehensive (loss) income.

Assets and liabilities recorded at fair value on a recurring basis in the Balance Sheets and assets and liabilities measured at fair value on a non-recurring basis or disclosed at fair value, are categorized based upon the level of judgment associated with inputs used to measure their fair values. The accounting guidance for fair value provides a framework for measuring fair value and requires certain disclosures about how fair value is determined. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance also establishes a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

•	Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company’s cash equivalent Money Market Funds are classified as Level 1 because they are valued using quoted market prices. The fair value of the Company’s short-term investments are classified as Level 2 because they are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency and include U.S. government agency securities and U.S. Treasury securities. These Level 2 instruments require more management judgment and subjectivity compared to Level 1 instruments which include determining which instruments are most similar to the instrument being priced, determining whether the market is active and determining which model-derived valuations are to be used when calculating fair value. The Company performs its analysis with the assistance of investment advisors.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The following tables show the Company’s cash and cash equivalents, Money Market Funds and short-term investments by significant investment category as of December 31, 2019 and March 31, 2020 (in thousands):

	As of December 31, 2019
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Market Value
Level 1:
Money Market Funds	$16,366	$—	$—	$16,366
Level 2:
U.S. Treasury securities included in short-term investments	2,998	—	—	2,998
U.S. government agency securities included in cash and cash equivalents and short-term investments	34,204	1	(2)	34,203

Total financial assets	$53,568	$1	$(2)	$53,567

	As of March 31, 2020
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Market Value
Level 1:
Money Market Funds	$95,785	$—	$—	$95,785
Level 2:
U.S. Treasury securities included in short-term investments	6,759	24	—	6,783
U.S. government agency securities included in short-term investments	21,245	36	—	21,281

Total financial assets	$123,789	$60	$—	$123,849

The Company may sell certain of its short-term securities prior to their stated maturities for reasons including, but not limited to, managing liquidity, credit risk, duration and asset allocation.

There were no liabilities measured at fair value on a recurring basis as of December 31, 2019 and March 31, 2020. There have been no transfers between fair value measurement levels during the three months ended March 31, 2019 and 2020.

The Company records interest income and accretion income earned on Money Market Funds and U.S. Treasury and U.S. government agency securities to interest income in its statement of operations and comprehensive (loss) income.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

4. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	As of December 31, 2019	As of March 31, 2020
Computer equipment and software	$22	$22
Laboratory equipment	5,580	5,978
Leasehold improvements	657	701
Construction-in-progress	8	—

Total property and equipment, gross	6,267	6,701
Less: Accumulated depreciation	(2,188)	(2,500)

Total property and equipment, net	$4,079	$4,201

Depreciation expense for the three months ended March 31, 2019 and 2020 was $0.3 million and $0.3 million, respectively.

5. Accrued Liabilities and Other Long-Term Liabilities

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31, 2019	As of March 31, 2020
Accrued compensation and benefits	$2,971	$1,295
Accrued research and development expenses	2,624	4,051
Other	1,263	1,639
Deferred rent	64	47

Total accrued liabilities	$6,922	$7,032

Accrued compensation and benefits consist primarily of accrued bonuses and accrued vacation.

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	As of December 31, 2019	As of March 31, 2020
Deferred rent	$458	$499
Leasehold incentive obligation	444	425
Other liabilities — deposits	10	7

Total other long-term liabilities	$912	$931

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

6. Novartis Agreement

In October 2019, the Company entered into a Collaboration and License Agreement with Novartis (the “Novartis Agreement”), for the development and commercialization of our preclinical product candidate, PLN-1474 and up to three additional integrin research targets. PLN-1474 is an internally discovered small molecule selective inhibitor of integrin avß1, currently being developed for the treatment of liver fibrosis associated with nonalcoholic steatohepatitis (“NASH”). In accordance with the Novartis Agreement, on December 7, 2019, Novartis paid to Pliant an upfront non-refundable license fee of $50.0 million for the worldwide exclusive license to PLN-1474.

Novartis will fund the Company’s research and development services for PLN-1474 through Phase 1 after which Novartis will assume responsibility for all future development, manufacturing and commercialization costs of PLN-1474. Novartis will also fund the research and development services associated with integrin research targets as outlined in the Novartis Agreement. The Company is scheduled to receive up to $19.6 million in funding for PLN-1474 development services through Phase 1 of its development, which is expected to go through 2020. The Company is initially obligated to perform research and development services on the integrin research targets for sixty days, and Novartis has the option to terminate the services with 60 days notification. Novartis has the option to continue the research and development services through 2022. If any of the targets achieves target validation and are deemed a research target, Novartis holds the rights to exercise its license options to obtain an exclusive license for those deemed research targets on a research target-by-research target basis by paying an option exercise fee for each target (up to three in total), including all license compounds that are the subject of the applicable research program. Novartis will also pay the Company a certain specified target validation fee of $4.0 million for each candidate target that achieves target validation and is deemed a research target, for up to three candidate targets. Upon exercise of an option, Novartis will be responsible for global clinical development and commercialization of each licensed research target.

Under the Novartis Agreement, the Company is eligible for developmental, regulatory and commercial milestone payments related to PLN-1474 and the integrin research targets of up to $416.0 million if defined development and commercialization milestones are achieved and tiered royalties ranging from the mid-single digits to low teens on product sales upon commercialization.

Upon execution of the Novartis Agreement, Pliant also entered into a Financing Side Letter with Novartis (the “Financing Side Letter”), whereby Novartis committed to provide up to $30.0 million in equity financing of which $20.0 million was provided for 10,928,962 shares of Series C Redeemable Convertible Preferred Stock on December 19, 2019 and the remaining $10.0 million will be provided for common shares in the event Pliant completes an Initial Public Offering. The Company determined that Novartis Agreement and the Financing Side Letter are separate agreements, they were not entered into for single commercial objective, the consideration in each agreement are tied to separate and different types of performance obligations and they are not considered a single performance obligation. The Series C Redeemable Preferred Stock was issued to Novartis at fair value of $1.83 per share in conjunction with its issuance to other investors at the same price. In addition, the contingent issuance of shares upon an Initial Public Offering would also be at fair value. Further, Novartis became a related party to the Company following its purchase of 10.9 million shares of our Series C Redeemable Convertible Stock on December 19, 2019, representing holdings of 7.4% and 5.4% of our outstanding shares on a fully diluted basis as of December 31, 2019 and March 31, 2020, respectively. See Notes 9 and 14 to these financial statements for additional information.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The Company evaluated the Novartis Agreement under the revenue standard Topic 606 and concluded that Novartis is a customer. The Company identified the following performance obligations at the inception of the contract.

•	Provide Novartis worldwide license rights to PLN-1474.

•	Provide research and development services for PLN-1474 through Phase 1 of its development.

•	Provide non-exclusive license rights to integrin research targets and research and development services on integrin research targets, together as a single performance obligation.

The Company determined the transaction price at inception of the Novartis Agreement is the $69.6 million consisting of the license fee of $50.0 million and research and development funding of $19.6 million payment to be allocated to the various performance obligations. The Novartis Agreement includes variable consideration for the funding of research and development services and potential future milestones and royalties that were contingent on future success factors for development programs. The Company used the “most likely” method to determine the variable consideration. None of the regulatory or development milestones were included in the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The Company considered the license to PLN-1474 as functional intellectual property, as when control of the license was transferred to Novartis at the inception of the Novartis Agreement, Novartis had the right to access its technology and it was functional. The Company determined the $50.0 million was standalone selling price PLN-1474 license and was recognized as revenue when control of the license transferred to Novartis, which was at or near inception of the Novartis Agreement.

The Company estimated the standalone selling price of each research program based on internal and external costs to perform the research plus a reasonable profit margin. The total estimated cost of the research and development services reflects the nature of the services to be performed and the Company’s best estimate of the length of time required to perform the services. The Company selected an input method of costs incurred to measure progress toward complete satisfaction of its performance obligation to provide research and development services as such method faithfully depicts the Company’s performance in transferring control of the research and development service to Novartis. Changes in estimates of total internal and external costs expected to be incurred are recognized in the period of change as a cumulative catch-up adjustment. There have been no changes to the Company’s estimates to date.

The Company recognized no revenue during the three months ended March 31, 2019. During the three months ended March 31, 2020, the Company recognized revenue—related party of $25.0 million as it achieved the first patient dosing milestone of the Novartis agreement. The Company also recognized revenue—related party of $3.9 million generated from research and development services performed during the three months ended March 31, 2020.

As of December 31, 2019 and March 31, 2020, there is a receivable of $7.1 million and $31.8 million, respectively, related to the Novartis Agreement. There were no contract assets or contract liabilities as of December 31, 2019 and March 31, 2020.

7. License Agreements

UC Regents

In August 2015, the Company entered into an exclusive, worldwide license agreement (the “UC Agreement”) with the Regents of the University of California (the “UC Regents”) relating to the use of certain

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

patents and technology relating to avß1 compound in fibrosis indications. Pursuant to the UC Agreement, the Company is obligated to (i) make a non-refundable upfront license fee payment of $0.4 million and annual license maintenance fee payments of $10,000 per year beginning on the first anniversary of the UC Agreement escalating to $25,000 per year thereafter (ii) make royalty payments to the UC Regents of 3% of net sales of a therapeutic licensed product or 1% of net sales of a method of use licensed product, subject to an annual minimum of $1.0 million, (iii) make milestone payments up to an aggregate of $18.2 million to the UC Regents upon the occurrence of certain events, (iv) make a milestone payment based on the number of outstanding shares and a price per share as defined in the UC Agreement within 30 days of the closing of an IPO or change of control, and (v) reimburse the UC Regents for prosecution and maintenance expenses of the licensed patents without limitation. The Company will expense any payments for milestones to research and development expenses prior to receiving FDA approval for any of its product candidates. These costs will be capitalized when FDA approval is obtained for any products being selected for commercialization and amortized over the remaining life of the patent. If the Company sublicenses its rights under the UC Agreement, it is obligated to pay the UC Regents a percentage of the total gross proceeds received in consideration of the grant of the sublicense, which total amount would be first reduced by the aggregate amount of certain research and development related expense incurred by the Company. The UC Regents have the right to purchase an amount equal to a low single-digit percent of any securities offered by the Company to investors other than to Third Rock Ventures III, L.P. (“TRV”) or an affiliate of TRV. This participation right expires immediately before the completion of the IPO.

The UC Agreement can be terminated at any time upon the material breach of contract terms by either party to the agreement. The Company has the right to terminate the agreement at any time upon providing written notice to the UC Regents. Unless terminated early, the UC Agreement will remain in effect from the effective date until the later of (i) the expiration or abandonment of the patent rights licensed under the UC Agreement, or (ii) ten years from the date of the first commercial sale of the first licensed product under the agreement.

8. Research Agreement

Adimab Development and Option Agreement

In October 2018, the Company and Adimab LLC (“Adimab”) entered into a development and option agreement (the “Adimab Agreement”) for the discovery and optimization of proprietary antibodies as potential therapeutic product candidates. Under the Adimab Agreement, the Company will select biological targets against which Adimab will use its proprietary platform technology to research and develop antibody proteins using a mutually agreed upon research plan.

Upon the Company’s selection of a target, the Company and Adimab will initiate a research plan and the discovery term begins. During the discovery term, Adimab will grant the Company a non-exclusive, non-sublicensable license under its technology with respect to the target, to research, design and preclinically develop and use antibodies that were modified or derived using Adimab technology, solely to evaluate such antibodies, perform the Company’s responsibilities under the research plan and use such antibodies for certain diagnostic purposes. The Company will also grant to Adimab a non-exclusive, non-sublicensable and non-transferable license with respect to the target under the Company’s technology that covers or relates to such target, solely to perform its responsibilities under the research plan during the discovery period. The Company is required to pay Adimab at an agreed upon rate for its full-time employees during the discovery period while Adimab performs research on each target under the applicable research plan.

Adimab granted the Company an exclusive option to obtain a worldwide, royalty-bearing, sublicensable license under Adimab platform patents and other Adimab technology to research, develop and commercialize up

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

to twenty four antibodies selected by the Company (the “Program Antibodies”) against specific biological targets (the “Commercialization Option”). Upon the exercise of a Commercialization Option, and payment of the applicable option fee to Adimab, Adimab will assign the patents that cover the Program Antibodies to Company. The Company will be required to use commercially reasonable efforts to develop, seek market approval of, and commercialize at least one antibody against the target covered by the Commercialization Option in specified markets upon the exercise of a Commercialization Option.

Pursuant to the Adimab Agreement, the Company is obligated to (i) make a nonrefundable upfront license fee payment for access to Adimab’s technology; (ii) pay Adimab at an agreed upon rate for each full-time employee (“FTE”) during the research period; (iii) make additional payments upon the Company making other research related elections; (iv) pay up to a dollar amount in the low double digit millions for the achievement of certain research and development milestones for each research target program which can vary by target type; (v) make royalty payments to Adimab on Company net sales of its products covered under the Adimab Agreement, subject to varying royalty payments on certain product types. Currently, no product types have been selected by the Company.

During the three months ended March 31, 2019, the Company recognized research and development expense under the Adimab Agreement of $0.1 million related to the FTE costs.

During the three months ended March 31, 2020, the Company did not recognize any research and development expenses under the Adimab Agreement.

9. Redeemable Convertible Preferred Stock

Under the Company’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), the Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock may be issued in series, and the Company’s board of directors is authorized to determine the rights, preferences, and terms of each series. The following is a summary of the Company’s redeemable convertible preferred stock (in thousands except share amounts):

Preferred stock consisted of the following as of December 31, 2019:

	Preferred Shares Authorized	Shares Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	56,000,000	56,000,000	$62,468	$62,468
Series B	49,501,221	49,501,221	75,860	75,860
Series C	44,000,000	26,360,745	47,947	47,947

	149,501,221	131,861,966	$186,275	$186,275

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Preferred stock consisted of the following as of March 31, 2020:

	Preferred Shares Authorized	Shares Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	56,000,000	56,000,000	$62,468	$62,468
Series B	49,501,221	49,501,221	75,860	75,860
Series C	55,000,000	54,888,058	99,985	99,985

	160,501,221	160,389,279	$238,313	$238,313

Series A Preferred

In August 2015, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”) pursuant to which it agreed to sell, and the purchasers agreed to purchase up to $45.0 million of Series A Redeemable Convertible Preferred Stock (“Series A Preferred”) in three anticipated tranches based on the achievement of defined performance milestones. The Series A Preferred stockholders may not assign the rights to purchase shares of Series A Preferred at any future milestone closing tranches separately without a transfer of already purchased shares. The Company determined that these future tranche obligations did not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. Further, the Company determined that the embedded future tranche obligation did not require bifurcation for accounting purposes as it was clearly and closely related to the economic characteristics and risks of the Series A Preferred and would not meet the definition of a derivative on a standalone basis.

Under the Series A Purchase Agreement, as part of the initial closing, the Company issued 6.5 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $6.4 million and the conversion of convertible promissory notes in the amount of $0.1 million representing outstanding principal and accrued interest.

In April 2016, the Company issued 5.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $5.0 million in an additional closing of the first tranche. The final closing of the first tranche occurred in September of 2016, when the Company issued 5.0 million additional shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $5.0 million.

In February 2017, the Company issued 8.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $8.0 million in a closing of the second tranche.

In July 2017, the Company issued 12.0 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $12.0 million in an initial closing of the third tranche.

In January 2018, the Company issued 8.5 million shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $8.5 million in an additional closing of the third tranche.

In March 2018, based on the amendment to the Series A Purchase Agreement, the Company issued 11.0 million additional shares of Series A Preferred at $1.00 per share in exchange for cash proceeds of $11.0 million in the final closing of the third tranche.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Series B Preferred

In July 2018, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”) in which it agreed to sell, and the purchasers agreed to purchase, up to $70.0 million of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”). Under the Series B Purchase Agreement, the Company initially issued 45.1 million shares of Series B Preferred at $1.3767 per share in exchange for cash proceeds of approximately $62.1 million.

In November 2018, the Company issued 4.4 million additional shares of Series B Preferred at $1.3767 per share in exchange for cash proceeds of approximately $6.0 million.

Series C Preferred

In December 2019, the Company entered into a Series C Preferred Stock Purchase Agreement (the “Series C Purchase Agreement”) in which it agreed to sell, and the purchasers agreed to purchase, up to $80.5 million of Series C Redeemable Convertible Preferred Stock (“Series C Preferred”). Under the Series C Purchase Agreement, the Company initially issued 26.4 million shares of Series C Preferred at $1.83 per share in exchange for aggregate cash proceeds of $48.2 million. Novartis purchased 10.9 million shares of this allotment of Series C Preferred at $1.83 per share for cash proceeds of $20.0 million. Novartis became a related party following its purchase of 10.9 million shares of our Series C Preferred, representing aggregate holdings of 7.4% and 5.4% of our outstanding shares on a fully diluted basis as of December 31, 2019 and March 31, 2020, respectively. See Note 14 for additional information.

In February 2020, the Company issued an additional 28.5 million additional shares of Series C Preferred at $1.83 per share in exchange for gross cash proceeds of $52.2 million.

The Series A Preferred, Series B Preferred and Series C Preferred (collectively, the “Preferred Stock”) have the following rights and privileges:

Voting

Each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted and has voting rights and powers equal to the voting rights and powers of the common stock, and except as provided by law or by other provisions of the Company’s Certificate of Incorporation, as amended, shall vote together with the common stock as a single class on an as-converted basis on all matters as to which holders of common stock have the right to vote.

The holders of Series A Preferred, voting separately as a single class, are entitled to elect two members of the Company’s board of directors. At any time when at least 12.5 million shares of Series B Preferred are outstanding, the holders of Series B Preferred are entitled to elect one member of the Company’s board of directors. The holders of shares of common stock, voting separately as a single class, are entitled to elect one member of the Company’s board of directors. All remaining members of the Company’s board of directors are elected by the holders of the common stock and Preferred Stock voting together as a single class.

Conversion

Shares of the Preferred Stock are convertible at any time at the option of the holder into such number of shares as is determined by dividing the original issuance price by the conversion price in effect at the time. The

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

conversion price is the original issuance price for each series of Preferred Stock, as adjusted for the 1-for-7.15 reverse stock split of the Common Stock. Following such adjustment, the per-share conversion price was $7.15 for Series A Preferred, $9.843405 for Series B Preferred and $13.0845 for Series C Preferred, subject to certain adjustments. As of March 31, 2020, the Preferred Stock was convertible into shares of the Company’s common stock on a one-for-7.15 basis.

All outstanding shares of Preferred Stock will automatically convert upon the completion of an IPO resulting in net proceeds to the Company of at least $45.0 million or the vote or written consent of a requisite majority of holders of the then outstanding shares of Preferred Stock on an as-converted to common stock basis.

Dividends

The holders of Series A Preferred were originally entitled to receive cumulative dividends from their respective dates of issuance at the rate of 8.0% on their original issue price. In July 2018, in conjunction with the execution of the Series B Purchase Agreement, the Series A Preferred accreted dividends were cancelled.

Under the Series B Purchase Agreement, the holders of both shares of Series A and Series B Preferred are entitled to receive cumulative dividends commencing on July 10, 2018, the issuance date of Series B Preferred, at an annual rate of 8.0% on their original issuance price. The Series A Preferred and Series B Preferred dividends accrue from day-to-day, whether declared or not, and are payable only when and if declared by the Company’s board of directors. As such, the Company recorded accretion charges to adjust the carrying values of the Series A Preferred and Series B Preferred to their redemption values up until the date the Series C Purchase Agreement was executed. In December 2019, in conjunction with the execution of the Series C Purchase agreement, the Series A preferred and Series B preferred accreted dividends were cancelled.

Under the Series C Purchase Agreement, the holders of Series A, Series B and Series C Preferred are entitled to receive non-cumulative dividends commencing on December 19, 2019 at an annual rate of 8.0% on their original issuance price. The Series A, Series B and Series C Preferred dividends accrue from day-to-day, whether declared or not, and are payable only when and if declared by the Company’s board of directors. Since inception, the Company has never declared or paid any dividends.

Liquidation Preferences

The holders of all shares of preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock. For the three months ended March 31, 2020 the dividends the preferred shareholder would be entitled to, if a dividend was declared by the Board of Directors, exceeded net income for the period, resulting in the full amount of net income reflected as undistributed earnings to preferred stockholders within the Company’s statements of operations and comprehensive (loss) income.

Upon liquidation, dissolution, or winding up of the Company or a deemed liquidation event as defined in the Company’s Certificate of Incorporation, the holders of shares of Series C and Series B Preferred Stock will receive, on a pari passu basis, a per share amount equal to the Series C purchase price of $1.83 (plus any declared but unpaid dividends) and equal to the original Series B purchase of $1.3767 (plus any declared but unpaid dividends), collectively (the “Series C and Series B Liquidation Preference”) or such amount per share as would have been payable had all shares of Series C and Series B had been converted into common stock immediately prior to such liquidation event. The payment of Series C and Series B Liquidation Preference is to be made before any payment made to the holders of Series A Preferred Stock and Common Stock. Thereafter, the Series A Preferred holders are entitled to receive their liquidation preference before any distributions are made to common stockholders, a per share amount equal to $1.00 (plus any declared but unpaid dividends) (the “Series A

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Liquidation Preference”) or such amount per share as would have been payable had all shares of Series A had been converted into common stock immediately prior to such liquidation event. After payments of the full liquidation preferences of the Series C and Series B Liquidation Preference and the Series A Liquidation Preference described above, any remaining assets of the Company shall be distributed to the holders of the common stock in proportion to the number of shares of common stock that they hold.

Redemption

The Series A Preferred were redeemable at any time on or after five years from August 19, 2015, the original issuance date of the 6.5 million shares of Series A Preferred, upon receipt of a written notice from the holders of a majority of the shares of Series A Preferred. The initial redemption price was the greater of (i) the Series A Preferred original issuance price per share, plus any accrued and unpaid dividends, whether or not declared by the board of directors, and (ii) the fair market value of Series A Preferred as mutually agreed upon by the Company and the holders of a majority of the shares of Series A Preferred then outstanding.

In July 2018, in conjunction with the execution of the Series B Preferred Purchase Agreement, the Series A Preferred redemption provision was amended as follows:

All outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the original issuance price per share, plus any accrued and unpaid dividends, whether or not declared, together with any other dividends declared but unpaid in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after five years from the Series B Preferred original issuance date, July 10, 2018, a written notice from the holders of a majority of the shares of Preferred Stock.

The Company accounted for the changes in Series A Preferred redemption provision as a modification as there was no significant difference in Series A Preferred fair value before and after the modification.

In December 2019, in conjunction with the execution of the Series C Preferred Purchase Agreement, the Series A Preferred and Series B Preferred redemption provisions were modified as follows:

All outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the original issuance price per share, plus any dividends declared but unpaid, in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after five years from the Series C Preferred original issuance date, December 19, 2019, a written notice from the holders of a majority of the shares of Preferred Stock.

The Company accounted for the changes in Series A Preferred redemption and Series B Preferred redemption provisions as a modification as there was no significant difference in Series A Preferred and Series B Preferred fair values before and after the modification.

10. Common Stock

The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock. As of December 31, 2019 and March 31, 2020, the Company had 181,000,000 and 210,000,000 authorized shares of common stock, respectively, at a par value of $0.0001 per share. The common stock has the following rights and privileges:

Voting

The holders of shares of common stock are entitled to one vote for each share of common stock held at any meeting of stockholders and at the time of any written action in lieu of a meeting.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Dividends

The holders of shares of common stock are entitled to receive dividends, when declared by the Company’s board of directors. Cash dividends may not be declared or paid to holders of shares of common stock until all unpaid dividends on the Preferred Stock have been paid in accordance with their terms. No dividends have been declared or paid by the Company since its inception.

Liquidation

After payment of the respective liquidation preferences to the holders of shares of Preferred Stock, the holders of shares of common stock are entitled to share ratably in the Company’s remaining assets available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon occurrence of a deemed liquidation event.

Shares reserved for future issuance

	As of December 31, 2019	As of March 31, 2020
Conversion of redeemable convertible preferred stock	18,442,233	22,432,029
Exercises of outstanding stock option awards	1,337,501	2,603,744
Shares of common stock available for future grants under the 2015 Equity Incentive Plan, as amended	567,110	1,047,247

Total shares reserved for future issuance	20,346,844	26,083,020

Founders’ Common Stock Awards

During 2015, the Company’s board of directors granted common stock awards to the Company’s founders in exchange for services provided to the Company. The purchase price of the common stock awards was the estimated fair value at the issuance date. The shares vest from one to four years and vesting could be accelerated upon a change in control. The vesting of certain performance-based grants of restricted stock awards were contingent upon the filing of an Investigational New Drug Application by the Company with the FDA.

If the holder of founders’ common stock award terminates their relationship with the Company during the vesting period, the Company may repurchase any unvested restricted common stock held by these individuals at their original purchase price. During the vesting term, holders of founders’ common stock awards are deemed to be common stockholders and have dividend and voting rights. The Company issued 745,244 shares of founders’ common stock during 2015. No founders’ common stock awards were granted in subsequent years. Total compensation expense was $25,000 for these founders’ common stock awards, which are recorded to operating expenses in the statements of operations over their respective vesting period. As of December 31, 2019 and March 31, 2020, all shares of founders’ common stock awards were fully vested.

11. 2015 Equity Incentive Plan and Stock-Based Compensation

In August 2015, the board of directors adopted the 2015 Equity Incentive Plan, as amended (the “Plan”), which provides for the grant of incentive stock options, nonqualified stock options or other awards including stock appreciation rights and restricted stock awards to the Company’s employees, officers, directors, advisors, and consultants for the purchase of up to 1.5 million shares of the Company’s common stock. In July 2018, the

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Plan was amended to increase the number of shares reserved thereunder by 1.0 million shares. In January 2019, the Company’s board of directors and stockholders voted to increase the number of shares reserved for issuance under the 2015 Equity Incentive Plan by 0.4 million shares. In March 2020, the Company’s board of directors and stockholders voted to increase the number of shares reserved for issuance under the 2015 Equity Incentive Plan by 1.4 million shares. As of March 31, 2020, 1.0 million shares remained available for issuance under the Plan.

Options under the Plan may be granted for periods of up to 10 years and at prices no less than 100.0% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that the exercise price of an incentive stock option granted to a 10.0% shareholder shall not be less than 110.0% of the estimated fair value of the shares on the date of grant and the option is not exercisable after the expiration of five years from the date of grant.

Restricted Common Stock Awards

The Company granted restricted stock awards under the Plan. The purchase price of the restricted common stock awards was the estimated fair value as determined by the board of directors at the issuance date. The shares vest from one to four years and vesting could be accelerated upon a change in control. A holder of an award may pay a total purchase price or a part of the purchase price for granted shares at any time during the vesting periods. Upon termination of employment, the Company has the right to repurchase any unvested restricted shares. The repurchase price for unvested shares of common stock will be the lower of (i) the fair market value on the date of repurchase or (ii) their original purchase price. During the vesting term, holders of restricted stock awards are deemed to be a common stock shareholder and have dividends and voting rights.

The Company accounted for restricted stock awards as early exercised options and recognized a liability in other liabilities when cash was received for the purchase of shares of restricted stock. As shares of restricted stock vested, the Company reclassified the liability to common stock and additional paid in capital. As of December 31, 2019 and March 31, 2020, the Company recorded a liability included in accrued expenses and other liabilities of $22,000 and $18,000, respectively.

There have been no grants of restricted stock awards for the three months ended March 31, 2019 and 2020.

The following table summarizes restricted stock activity during the three months ended March 31, 2019:

	Number of Shares	Weighted- Average Grant Date fair value
Outstanding and unvested, as of December 31, 2018	703,188	$1.22
Issued	—	$—
Vested	(106,122)	$0.93

Outstanding and unvested, as of March 31, 2019	597,066	$1.22

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The following table summarizes restricted stock activity during the three months ended March 31, 2020:

	Number of Shares	Weighted- Average Grant Date fair value
Outstanding and unvested, as of December 31, 2019	302,211	$1.51
Issued	—	$—
Vested	(52,093)	$1.15
Repurchases	(12,121)	$1.22

Outstanding and unvested, as of March 31, 2020	237,997	$1.65

Restricted stock awards of 4,195 shares with a weighted-average grant date fair value of $0.08 per share, were not purchased by the award holders as of March 31, 2020. As these shares of the restricted common stock awards were not issued, they are not included in the table above.

The aggregate fair value of restricted stock awards vested during the three months ended March 31, 2019 and 2020 was $96,000 and $58,000, respectively. Total intrinsic value of outstanding unvested restricted stock awards was $1.5 million as of March 31, 2020.

Incentive Stock Options and Nonqualified Stock Options

Stock options issued under the Plan generally vest over a four-year period and expire ten years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plan.

The Company used Black-Scholes option pricing model to estimate stock-based compensation expense for stock option awards with the following assumptions for the three months ended March 31, 2019 and 2020:

	2019	2020
Expected volatility	78.50% -82.55%	72.10% - 77.50%
Risk-free interest rate	2.44% - 2.59%	0.52% - 0.82%
Expected dividend	—	—
Expected term (in years)	5.00 - 6.05	5.38 - 6.75
Underlying common stock fair value	$5.15*	$6.22*

*	Subsequent to the issuance of the Company’s condensed financial statements as of and for the three months ended March 31, 2020, the Company’s management determined that the disclosed range of underlying common stock fair value incorrectly presented the grant date fair value of options granted during the three months ended March 31, 2019 and March 31, 2020 as ranges. The prior ranges disclosed as $0.72 - $0.87 and $0.87 - $1.09 have been updated as an immaterial correction to grant date fair values of $0.72 and $0.87 for the three months ended March 31, 2019 and March 31, 2020, respectively (or $5.15 and $6.22, respectively, on a post-reverse split basis). The disclosure correction did not result in a change to the stock-based compensation expense for the periods ended March 31, 2019 or 2020. Further, it did not modify any amounts presented in the financial statements or require any other disclosure amendments.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

A summary of option activity under the Plan is as follows:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	113,174	$2.08	9.77	$348
Granted	939,684	$2.08

Outstanding as of March 31, 2019	1,052,858	$2.08	9.79	$4,366

Exercisable as of March 31, 2019	32,040	$2.08	9.83	$133

Vested and expected to vest as of March 31, 2019	1,052,858	$2.08	9.79	$4,366

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2019	1,337,501	$3.22	9.18	$5,157
Granted	1,275,202	$6.22
Exercised	(8,251)	$3.15
Forfeited	(708)	$2.08

Outstanding as of March 31, 2020	2,603,744	$4.72	9.45	$4,097

Exercisable as of March 31, 2020	340,620	$2.29	8.78	$1,343

Vested and expected to vest as of March 31, 2020	2,603,744	$4.72	9.45	$4,097

Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price as of December 31, 2019 and March 31, 2020. The weighted-average grant date fair value of options granted during the three months ended March 31, 2019 and 2020, was $4.29 per share and $4.80 per share, respectively.

In March, 2020 the Company granted 26,573 stock options with a grant date fair value of $0.1 million to a partner at Third Rock Ventures, who is also serving as a non-employee director on the Company’s Board of Directors. The common shares subject to these options vest 1/12th on the last day of each calendar quarter over a three year period and only commence vesting upon the effectiveness of an IPO by the Company, provided that the IPO must occur no later than December 31, 2021. Lastly, in order to vest at each calendar quarter end date, the shareholder must be providing continuous service to the Company through such vesting date. On December 31, 2021, this option will be cancelled if it has not commenced vesting. The stock-based compensation expense related to these options was immaterial during the three months ended March 31, 2020. See Note 14 for additional information.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Stock-Based Compensation Expense

The following table presents the components and classification of stock-based compensation expense for the Company’s stock-based awards for the three months ended March 31, 2019 and 2020 (in thousands):

	Three Months Ended March 31,
	2019	2020
Restricted stock awards and founders’ common stock awards	$76	$57
Stock options	236	368

Total stock-based compensation expense	$312	$425

Research and development expenses	$89	$164
General and administrative expenses	$223	$261

As of March 31, 2019, there was $0.6 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 2.17 years related to restricted stock awards. As of March 31, 2019, there was $4.2 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 3.67 years related to stock options.

As of March 31, 2020, there was $0.4 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 1.94 years related to restricted stock awards. As of March 31, 2020, there was $8.9 million of unrecognized compensation costs that is expected to be recognized over the weighted-average periods of 3.3 years related to stock options.

12. Income Taxes

For the three months ended March 31, 2019 and 2020, the Company did not record an income tax provision. The Company will continue to maintain a 100% valuation allowance on total deferred tax assets. The Company believes it is more likely than not that the related deferred tax asset will not be realized. As a result, the Company’s effective tax rate will remain at 0.00% because no items that are either estimated or discrete items would impact the tax provision for the period, which is comparable to the 0.05% effective tax rate disclosed in the audited financial statement for the year ended December 31, 2019.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law and GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date. The CARES Act, includes changes to the tax provisions that benefits business entities, and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act. The tax relief measures for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. The CARES Act also providesother non-tax benefits to assist those impacted by the pandemic. The Company evaluated the impact of the CARES Act and determined that its adoption did not have a material impact to the income tax provision for the three months ended March 31, 2020.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

13. Commitments and Contingencies

Purchase Commitments

The Company has contractual arrangements with research and development organizations and suppliers; however, these contracts are generally cancelable on 30 days’ notice and the obligations under these contracts are largely based on services performed.

License and Collaboration Agreements

Potential payments related to the Company’s license and research agreements, including milestone and royalty payments, are detailed in Notes 6 and 7.

Leases

In 2018, the Company leased approximately 18,000 square feet of corporate offices and research facilities in Redwood City, California. Rent expense, including common area maintenance expense, was approximately $0.1 million per month. This lease expired on June 28, 2018.

In February 2018, the Company entered into a non-cancelable lease agreement (the “Lease”) for premises consisting of approximately 32,974 square feet located in South San Francisco, California (the “Premises”). The Company moved into the Premises in July 2018. The Premises is being used for the Company’s corporate headquarters and principal operating facility. The term of the Lease is eighty-four months, which commenced on July 1, 2018. Base rent was abated for the first two months of the lease term and thereafter is $0.2 million per month during the first year of the lease term, with specified annual increases thereafter. The Company paid a refundable security deposit of approximately $0.4 million, which is included in Other non-current assets in the Balance Sheets at December 31, 2018 and 2019. The Company has the right to extend the lease term by seven years upon written notice not more than twelve months nor less than nine months prior to the expiration of the original lease term, with monthly payments equal to the “fair rental value” as defined in the Lease.

During the three months ended March 31, 2019 and 2020, rent expense, including common area maintenance expense, was $0.6 million and $0.6 million, respectively.

Future minimum lease payments under the Lease as of March 31, 2020 were as follows (in thousands):

Year ending December 31:	Operating Lease
2020 (remainder of the year)	$1,477
2021	2,027
2022	2,098
2023	2,171
2024 and beyond	3,390

Total	$11,163

Legal Proceedings

The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the three months ended March 31, 2019 and 2020, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ insurance.

14. Related Party Transactions

Certain employees of Third Rock Ventures, a stockholder of the Company, provided consulting services to the Company. Consulting service expenses of $12,000 was recorded for the three months ended March 31, 2019. In January 2020, Third Rock Ventures ceased providing management consulting services to the Company.

In March 2020, the Company granted 26,573 stock options with a grant date fair value of $0.1 million to a partner at Third Rock Ventures, who is also serving as a non-employee director on the Company’s Board of Directors. The common shares subject to these options vest 1/12th on the last day of each calendar quarter over a three year period and only commence vesting upon the effectiveness of an IPO by the Company, provided that the IPO must occur no later than December 31, 2021. Lastly, in order to vest at each calendar quarter end date, the shareholder must be providing continuous service to the Company through such vesting date. See Note 11 for additional information.

In 2018 and 2019, the Company made charitable contributions to the University of California, San Francisco Foundation (the “UCSF Foundation”), which were directed to support research performed in the laboratories of two of the Company’s scientific founders. The Company made a charitable contribution of $0.4 million and $0.7 million for the three months ended March 31, 2019 and 2020, respectively.

In February 2017, the Company entered into a consulting agreement with the founder of Healthcare & Humanity Foundation (the “Director”) pursuant to which the Director provided consulting services to the Company at a rate of $5,000 per month in 2018. In addition, the Company granted the Director 6,293 shares of restricted stock at a purchase price of $0.08 per share with quarterly vesting over a one-year period contingent upon the Director providing consulting services during the vesting period. The Director became a director of the Company in December 2017. In February 2018, the agreement with the Director terminated pursuant to its terms. There were no general and administrative services provided while the Director was a director of the Company during the three months ended March 31, 2019 and 2020, respectively.

In March 2018, the Company sold 1.0 million shares of Series A Preferred to pH Pharma Co. Ltd. (“pH Pharma”), an entity in which the Director has a majority ownership, for $1.0 million. These shares of Series A Preferred represent 1.0% and 0.8% of the Company’s outstanding equity on a fully diluted basis as of December 31, 2019 and March 31, 2020, respectively. In May 2018, the Company entered into a research services agreement with pH Pharma. As of December 31, 2018, all services were completed under this agreement.

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

In October 2019, the Company entered into the Novartis Agreement with Novartis covering the development and commercialization of Pliant’s preclinical product candidate, PLN-1474 and up to three additional targets. Upon execution of the Agreement, Pliant also entered into a financing side letter with Novartis, whereby Novartis committed to provide up to $30.0 million in equity financing of which $20.0 million was provided for preferred shares as a part of a Series C equity offering and the remaining $10.0 million will be provided for common shares in the event Pliant completes an Initial Public Offering. As of March 31, 2020, Novartis owns approximately 5.4% of the Company’s outstanding shares on a fully diluted basis. See Notes 6 and Note 9 for additional information.

15. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time U.S. employees. Employee contributions are voluntary and are determined on an individual basis subject to the maximum allowable under federal tax regulations. The Company made contributions to the plan of $0.1 million and $0.2 million for the three months ended March 31, 2019 and 2020, respectively.

16. Net (Loss) Income Per Share Attributable to Common Stockholders

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been antidilutive:

	Three Months Ended March 31,
	2019	2020
Redeemable convertible preferred stock (on an as-converted basis)	14,755,415	22,432,029
Options to purchase common stock	1,052,858	2,603,744
Restricted stock awards granted and not purchased	4,559	4,195
Unvested restricted shares	597,066	237,997
Unvested shares of founders’ common stock	26,741	—

Total	16,436,639	25,277,965

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share attributable to common stockholders is as follows (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2019	2020
Net loss per share:
Numerator
Net (loss) income	$(14,023)	$11,029
Add: accretion to redemption value and cumulative dividends on redeemable convertible preferred shares	(1,344)	—
Less: undistributed earnings to preferred shareholders	—	(11,029)

Net (loss) income attributable to common stockholders	$(15,367)	$—

Denominator
Weighted-average common shares outstanding used to calculate net (loss) income per share attributable to common stockholders:
Basic	1,409,697	1,897,669

Diluted	1,409,697	1,897,669

Net (loss) income per share attributable to common stockholders:
Basic	$(10.90)	$—

Diluted	$(10.90)	$—

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the redeemable convertible preferred stock based on the mid-point of the IPO price range of $15.00, upon consummation of an IPO as if such event had occurred as of the beginning of the respective period:

Three Months Ended March 31, 2020
(unaudited)
Unaudited Pro Forma Net Income Per Share

Net income	$11,029

Pro forma adjustment to accretion to redemption value and cumulative dividends on redeemable convertible preferred stock	—

Pro forma net income attributable to common stockholders:
Basic	$11,029

Diluted	$11,029

Weighted-average shares used to calculate net income per share attributable to common stockholders:
Basic	1,897,669

Diluted	1,897,699

Pro forma adjustment to reflect assumed conversion of all redeemable convertible preferred stock	19,932,054

Weighted-average shares used to calculate pro forma net income per share attributable to common stockholders:
Basic	21,829,723

Diluted	22,861,086

Pro forma net income per share attributable to common stockholders:
Basic	$0.51

Diluted	$0.48

17. Subsequent Events

The Company has evaluated subsequent events for financial statement purposes occurring through May 8, 2020, the date these financial statements were issued, and has updated such evaluation for disclosure purposes through May 26, 2020 with respect to the reverse stock split reflected in the amendment to the Company’s amended and restated certificate of incorporation, filed on May 22, 2020, as discussed below.

Reverse Stock Split

On May 22, 2020, the Company implemented a 1-for-7.15 reverse stock split of the Company’s common stock. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. All share and per share data shown in the accompanying financial

Pliant Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

statements and related notes have been retroactively revised to reflect the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Shares of common stock reserved for issuance upon the conversion of the Company’s Preferred Stock were proportionately reduced and the respective conversion prices were proportionately increased. As of March 31, 2019 and 2020, all outstanding shares of preferred stock were convertible into shares of common stock on a 1-for-7.15 basis.

6,000,000 Shares

Pliant Therapeutics, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2020

Joint Book-Running Managers

Citigroup

Cowen

Piper Sandler

Lead Manager

Needham & Company

Through and including                , 2020 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount Paid or to Be Paid
SEC registration fee	$14,330
FINRA filing fee	17,060
Nasdaq Global Market listing fee	223,250
Printing and mailing	579,404
Legal fees and expenses	2,032,986
Accounting fees and expenses	1,874,827
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	170,143

Total	4,922,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•

any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors, executive officers, and other officers as determined from time to time by our board of directors or our compensation committee. These agreements will provide that we will indemnify each of our directors, officers with whom we have entered into indemnification agreements, and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for certain actions or proceedings arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we will agree in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We will maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a) Issuances of Capital Stock

In February 2017, we sold an aggregate of 8,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of approximately $8.0 million.

In July 2017, we sold an aggregate of 12,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of approximately $12.0 million.

In January 2018, we sold an aggregate of 8,500,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of approximately $8.5 million.

In March 2018, we sold an aggregate of 11,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of approximately $11.0 million.

In July 2018, we sold an aggregate of 45,142,960 shares of our Series B redeemable convertible preferred stock at a purchase price of $1.3767 per share for an aggregate purchase price of approximately $62 million.

In November 2018, we sold an aggregate of 4,358,261 shares of our Series B redeemable convertible preferred stock at a purchase price of $1.3767 per share for an aggregate purchase price of approximately $6 million.

From December 2019 through February 2020 we sold an aggregate of 54,888,058 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.83 per share for an aggregate purchase price of approximately $100.4 million.

The offers and sales of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options and Restricted Stock

Since January 1, 2017, we granted stock options to purchase 2,691,487 shares of our common stock to our employees, directors and consultants at a weighted average exercise price of $3.86 per share under the 2015 Plan. We also granted the right to purchase an aggregate of 567,151 shares of restricted stock to our employees, directors and consultants at a weighted average purchase price of $0.08 per share under the 2015 Plan. We sold an aggregate of 815,278 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $424,830 pursuant to the exercise of stock options and purchase of restricted stock under the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2015 Equity Incentive Plan. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1+	Amended and Restated Certificate of Incorporation, as amended, of the Registrant, as currently in effect.

3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to completion of the offering.

3.3+	Bylaws of the Registrant and the amendments thereto, as currently in effect.

Exhibit No.	Description

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the completion of the offering.

4.1	Specimen Common Stock Certificate of the Registrant.

4.2+	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated December 19, 2019.

5.1	Opinion of Goodwin Procter LLP.

10.1+#	2015 Equity Incentive Plan and forms of award agreements thereunder.

10.2#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder.

10.3#	2020 Employee Stock Purchase Plan.

10.4+#	Senior Executive Cash Incentive Bonus Plan.

10.5+#	Prior Non-Employee Director Compensation Policy.

10.6#	Non-Employee Director Compensation Policy.

10.7+#	Executive Severance Plan.

10.8+#	Offer Letter, by and between the Registrant and Bernard Coulie, M.D., Ph.D., dated October 12, 2015.

10.9+#	Offer Letter, by and between the Registrant and Hans Hull, J.D., dated February 10, 2016.

10.10+#	Offer Letter, by and between the Registrant and Keith Cummings, M.D., MBA, dated November 29, 2018.

10.11+#	Offer Letter, by and between the Registrant and Éric Lefebvre, M.D., dated February 28, 2018.

10.12+#	Offer Letter, by and between the Registrant and Barbara Howes, dated May 1, 2019.

10.13+	Form of Indemnification Agreement, by and between the Registrant and each of its directors and certain officers.

10.14+	Office Lease, by and between the Registrant and 260 Littlefield Avenue South San Francisco, California 94080, dated February 6, 2018.

10.15+†	Collaboration and License Agreement, by and between the Registrant and Novartis Institutes For Biomedical Research, Inc., dated October 17, 2019.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on signature page).

+	Previously filed.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
#	Represents management compensation plan, contract or arrangement.

(b) Financial statement schedules.

None.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, California, on the 26th day of May, 2020.

PLIANT THERAPEUTICS, INC.

By:	/s/ Bernard Coulie
Bernard Coulie, M.D., Ph.D.
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Bernard Coulie Bernard Coulie, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	May 26, 2020

/s/ Keith Cummings Keith Cummings, M.D., MBA	Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2020

* Hoyoung Huh, M.D., Ph.D.	Lead Director	May 26, 2020

* Suzanne Bruhn, Ph.D.	Director	May 26, 2020

* Gayle Crowell	Director	May 26, 2020

* John Curnutte, M.D., Ph.D.	Director	May 26, 2020

* Neil Exter, MBA	Director	May 26, 2020

* Charles Homcy, M.D.	Director	May 26, 2020

* Smital Shah, MBA	Director	May 26, 2020

*By:	/s/ Bernard Coulie
Bernard Coulie, M.D., Ph.D. Attorney-in-fact